FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2009

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

February 11, 2009	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

EXHIBIT INDEX

99.1	Cerro Moro Project Technical Report dated February 9, 2009

99.2	Caspiche Project Technical Report dated February 9, 2009

EXHIBIT 99.1

EXHIBIT 99.2

NYSE-A: XRA
TSX-V: XRC

TECHNICAL REPORT

CERRO MORO PROJECT

SANTA CRUZ PROVINCE, ARGENTINA

February 09, 2009

Prepared for

EXETER RESOURCE CORPORATION

VANCOUVER, CANADA

Principal Author:

Matthew T. Williams,
B.App.Sc. Applied Geology, MAusIMM
Exploration Manager

Contributing Author:

Jerry Perkins,
B.Sc. Hons. Chemical Engineering, FAusIMM
Vice President – Development & Operations

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF TABLES

1.0 SUMMARY

This report details the current status of exploration activities on the Cerro Moro Gold-Silver Project ("Cerro Moro") located in Santa Cruz Province, Argentina. Cerro Moro is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz. The project area is geographically centered at approximately 48° 01' 55" south latitude and 66° 33' 45" west longitude. This "Technical Report" as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects conforms with the requirements of Form 43-101F1.

The property was discovered in 1993 by Mincorp Explorations S.A. ("Mincorp"), while investigating Landsat Thematic Mapper ("TM") satellite imagery colour alteration anomalies. The ensuing exploration program, comprising geological mapping, rock chip geochemistry, and drilling led to the discovery of widespread quartz vein structures, variably mineralized, over more than a hundred square kilometre area.

Mincorp collected a total 2,982 surface samples; where 2,163 of these were from trenches and rock chip channel samples, with the remaining 819 samples being spot rock samples. In addition, Mincorp completed a total of 34 drill holes for 2,593 metres, comprised of 19 diamond drill holes for 1,016 metres and 15 reverse circulation ("RC") percussion drill holes for 1,577 metres.

In 2001 the rights of the property were transferred to Cerro Vanguardia Sociedad Anonima ("CVSA") following the corporate takeover of Mincorp.

On the 30th of December, 2003 CVSA and Estelar Resources ("Estelar"[1]) signed an Exploration and Option Agreement ("Agreement") granting Exeter Resource Corporation ("Exeter") the right to undertake exploration and prospecting work on 39 CVSA properties described in schedule "A" of the Agreement. The Agreement groups the properties into four projects; "Cerro Moro", "Other Santa Cruz properties", "Chubut properties" and "Rio Negro properties". The Agreement provided Exeter with the option ("Option") to acquire the properties upon incurring \$3,000,000[2] in expenditures, including completing 8,000 metres of drilling, over five years subject to CVSA retaining the right to back-in to a 60% interest any project once Exeter completed 10,000 metres of drilling on that project. In the event that CVSA exercises its back-in right, it is required to pay Exeter 2.5 times the expenditures, less certain CVSA expenditures, incurred on the project. CVSA can further increase its interest to 70% in the project by funding Exeter's 30% development share at industry terms with repayment by Exeter on an agreed basis. If CVSA does not exercise its back-in right its interest reverts to a 2% net smelter royalty. This Technical Report details only the exploration activities conducted at Cerro Moro.

In May of 2007, Exeter served notice to CVSA that it was exercising its Option to acquire the properties, having incurred the required exploration expenditures, as detailed in the Agreement. Further, in September of 2007, Exeter served notice of the completion of 10,000 metres of drilling on Cerro Moro, and as required in the Agreement provided CVSA "all relevant geological and technical

[1] The Agreement was made between CVSA, Estelar and Exeter. Whereas Exeter offered to conduct exploration works on, and potentially acquire an interest in, the mining properties in the agreement. Such exploration works were carried out by its wholly owned subsidiary Estelar. For simplicity this Technical Report only refers to "Exeter".
[2] All monetary units are in United States of America dollars ("US\$"), unless specified otherwise.

data and results obtained from the exploration and prospecting works conducted" on the project to that time. This notice triggered CVSA's once only right to back-in to a 60% project equity interest in Cerro Moro. At the end of October 2007, CVSA gave notice of its decision not to exercise the back-in right and its interest in Cerro Moro has reverted to a 2% net smelter return royalty. All of the Cerro Moro properties have now been transferred to Estelar, and designated as the current owner.

Since commencing work in June 2003 Exeter has carried out diverse exploration activities at Cerro Moro that includes; geological mapping, various ground geophysical surveys, surface sampling and drilling.

The polymetallic gold-silver mineralisation at Cerro Moro is of the low sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. Limited quartz stock-work veinlets are also present around the main veins.

The mineralisation is hosted in sub volcanic and volcanic rocks, which are interpreted to belong to the Jurassic age Chon Aike and La Matilde Formations. In general, the project area is composed of many structural blocks produced by a conjugate set of north-west and north-east faults. Both fault directions contain mineralised quartz veins. In the east and central part of the project the north-easterly faults control the mineralisation at the Deborah, Belen, Maria, Michelle, Barbara and Ana prospects. In the central and west part of the project the north-westerly structures control the mineralisation at the Escondida, Esperanza (including Esperanza South-East), Nini, Dora, Moro, Florencia, Gabriela, Natalia, Tres Lomas and Lala prospects. Several secondary east-west structures occur between the primary north-west structures, and these control the mineralisation at the Patricia, Loma Escondida, Carla and Carlita prospects. The thickness of the veins varies generally from 1 to 5 metres, but there are examples of veins up to 10 metres in width. The strike length of individual veins is variable generally between 200 metres and 1 kilometre. The Escondida structure has been followed with drilling for more than 3 kilometres, and remains open along strike and at depth.

Improved geological, structural and mineralisation models in the past two years have led to the discovery of numerous high-grade gold-silver polymetallic veins at Cerro Moro. These base metal anomalous veins tend to be recessive and are represented on the surface by either very poor outcrop quartz vein material or none at all. Extensive cover of Tertiary marine sediments and Quaternary gravels also hinder the location or extensions of the various veins and targets. Detailed ground magnetic survey data, coupled with IP and resistivity data, has highlighted potential targets that are initially tested via trenching, as in the case of the Escondida prospect.

Presently structures in an east-west orientation are the preferred targets, where this orientation is interpreted to be due to tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. Examples include Loma Escondida and Carla which both host high-grade gold-silver mineralisation. The Escondida prospect is an example of a high-grade gold-silver shoot in an east-west orientation on a major northwest trending structure.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a

tendency to produce stronger stock-work style development around the main structures than the intermediate units.

A comprehensive program of metallurgical testwork has been carried out over the last 12 months, looking principally at precious metal recovery and comminution characteristics.

Eight quarter-core composites were assembled for 7 of the Cerro Moro shoots where there were sufficient drill-holes to be confident that the composites would be representative. The Escondida Central shoot was split into separate "oxide" and "fresh" composites while the others represented Escondida West, Escondida East, Esperanza, Esperanza SE, Gabriela and Loma Escondida. The testwork flowsheet incorporated flash flotation and gravity concentration to remove coarse electrum and soft silver minerals such as acanthite. Conventional cyanide leaching was then compared with flotation on a simulated grinding circuit product with a P80 size of 75 microns. Gold recoveries using leaching were very high on all 8 composites tested with indicated recoveries averaging greater than 95% on all samples and around 99% on the higher grade Escondida shoots. Silver recoveries were also high with leaching with an average of almost 90%. Importantly there was very little variation in the recovery of either precious metal from shoot to shoot in spite of widely varying head grades.

In comparison to leaching, flotation resulted in lower gold recoveries in most shoots, even though on the Escondida's they averaged 95%. On the remainder the average was closer to 75% and the individual results were much more variable. With silver, the average recovery was around 85% but again with substantially more variability than leaching.

Seven large diameter PQ holes were drilled specifically to obtain samples for comminution tests. Both conventional Bond indices and JK Tech parameters were obtained for each of the samples which were from Escondida Central(2), Escondida West and Far West, Esperanza SE, Gabriela and Silvia. The Cerro Moro materials were generally rated medium to moderately hard in the SMC JK tests. Bond ball mill work indices approached 20 kWh/tonne however abrasion indices were relatively low and averaged about 0.35.

Ongoing work is proposed to further check the flowsheet performance on additional shoots and on individual samples. This is aimed at assessing variability and it is similarly intended to extend the range of comminution results. In addition, test products will be taken and used for additional testwork to define engineering parameters for individual circuits and equipment items.

A preliminary resource estimate, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro is proposed for the first half of 2009 (which has commenced in January 2009, utilising Snowden Mining Industry Consultants Limited ("Snowden")).

This report proposes a two component drilling program; firstly, extend the known high grade gold-silver mineralisation laterally and at depth; and secondly, design and implement a program to improve or extend the confidence of the new resource (based on the results and recommendations of Snowden). Other exploration activities will focus on the discovery of new high-grade gold-silver targets, for later drill testing.

Baseline environmental studies were commenced during 2008 and an automatic meteorological station erected on the property. This work is being supervised and carried out mainly by external

consultants and will continue in 2009. A preliminary assessment of environmental parameters in mid-2009 will enable detailed planning to take place regarding environmental approvals and permits for development.

A 15 to 24 month preliminary budget estimate of CAD$ 10,395,000 is recommended to complete the above proposed programs.

2.0 INTRODUCTION

Exeter, a Canadian company based in Vancouver, British Columbia requested the authors to prepare a report detailing the current status of exploration activities on the Cerro Moro Gold-Silver Project ("Cerro Moro") located in Santa Cruz Province, Argentina. This "Technical Report" as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") conforms with the requirements of Form 43-101F1.

2.1 Purpose of Technical Report

As per section 4.2 (1) (b) (ii) of NI 43-101, the filing by Exeter of the preliminary short form prospectus, to be dated on or about February 11, 2009 requires an update of the previous report (Perkins and Williams, 2008).

2.2 Sources Of Information

The authors have relied on reports and data provided by CVSA which describe the prior work and history of Cerro Moro, including work primarily performed by Mincorp, and the authors have no reason to believe that their work was not of good quality. The authors have also relied on reports and data provided by Exeter which describe the work performed by Exeter prior to the involvement of the authors. Therefore this report is based on information obtained from exploration activities undertaken at Cerro Moro by Mincorp between 1994 and 1999 and Exeter between 2003 and 2009. The authors have access to all reports and field data obtained/prepared by Mincorp and all drill core and percussion chip cuttings from drilling programs undertaken by Mincorp. The authors also have access to all exploration data obtained by Exeter on Cerro Moro between 2003 and 2009. Additional information on the regional geology and stratigraphy is based on literature in the public domain.

Consultations were made with an Argentine mining lawyer regarding land disposition and the acquisition of mineral rights in Argentina.

2.3 Scope of the Author's Inspections of the Property

This report was prepared by; Matthew T. Williams, MAusIMM., Exeter Exploration Manager; and Jerry Perkins, Exeter Vice President – Development and Operations, FAusIMM.

J. Perkins is responsible for preparing section 16. M. Williams is responsible for preparing the remainder of the report. M. Williams relied on the assistance of Fernando Chacon, Exeter Cerro Moro Project Geologist, and a Licensed Geologist from the University of San Juan, for the initial drafting of many sections of the Technical Report. F. Chacon, as Project Geologist has supervised all exploration activities on-site since February 2007.

M. Williams, as Exploration Manager has managed all exploration activities on-site from May 2005 to the present. J. Perkins has provided technical advice, conducted on-site reviews, and field inspections of core and samples at Cerro Moro since May 2007 to the present, and has also planned and

supervised preliminary metallurgical test programs for the project, selected the laboratories to conduct the tests and reviewed the results.

2.4 Miscellaneous

All units are metric unless otherwise stated. Local drilling grids are used over the main prospects based on the strike direction of the mineralised units. These grids can be referenced back to the Argentinean Gauss-Krüger projection (similar to UTM), Faja 2, Campo Inchauspe datum.

All monetary units are in United States of America dollars ("US$"), unless specified otherwise.

This report is an update of the previous Technical Report on Cerro Moro by Perkins and Williams (2008). For completeness this report duplicates where appropriate much of the previous report.

3.0 RELIANCE ON OTHER EXPERTS

The authors have relied upon the expert opinion of Dra. Patricia Inzirillo, a specialist Argentine mining lawyer, as to the status of the exploration tenements at Cerro Moro and the Argentine mining law in general. The authors have relied on the opinion of Dra. Inzirillo with respect to the Agreement between Exeter, Estelar Resources Limited ("Estelar" – a wholly owned subsidiary of Exeter) and CVSA, the previous owners of the Cerro Moro exploration tenements.

4.0 PROPERTY DESCRIPTION AND LOCATION

Cerro Moro is located in southern Argentina, some 60 kilometres (100 kilometres by road) southwest of Puerto Deseado, a port city in the Province of Santa Cruz (Refer to Figure 1). The project area is geographically centered at approximately 48° 01' 55" south latitude and 66° 33' 45" west longitude.

Cerro Moro currently comprises eighteen titles covering the main prospects. Two of these titles are Cateos de Exploracion ("Cateo") and the remainder are Manifestaciones de Discubrimiento ("MD") covering approximately 177 square kilometres as listed in Table 1 and shown in Figure 2.

Table 1 List of Exeter Tenements and Mineral Rights

NUMBER	LETTER	YEAR	TITLE HOLDER	TYPE	NAME	AREA (HECTARES)
407082	M	1993	Estelar (ex-CVSA)*	MD	Bárbara II	420
407083	M	1993	Estelar (ex-CVSA)	MD	Michelle	420
407084	M	1993	Estelar (ex-CVSA)	MD	Michelle II	420
407087	M	1993	Estelar (ex-CVSA)	MD	Bárbara I	420
407088	M	1993	Estelar (ex-CVSA)	MD	Bárbara	420
407101	M	1993	Estelar (ex-CVSA)	MD	Michelle I	420
407102	M	1993	Estelar (ex-CVSA)	MD	Nini	420
412988	M	1995	Estelar (ex-CVSA)	MD	Hansen I	3,000
412989	M	1995	Estelar (ex-CVSA)	MD	Hansen II	3,000
412990	M	1995	Estelar (ex-CVSA)	MD	Hansen III	3,000
412991	M	1995	Estelar (ex-CVSA)	MD	Hansen	2,500
412992	M	1995	Estelar (ex-CVSA)	MD	Nini I	402
412993	M	1995	Estelar (ex-CVSA)	MD	Nini II	408
404908	C	2002	Estelar (ex-CVSA)	MD	La Virginia	699
401961	E	2007	Estelar	MD	Robertino	976
411600	E	2004	Estelar	MD	Williams	74
402342	E	2007	Estelar	Cateo	Edward	185
402343	E	2007	Estelar	Cateo	Matthew	493
					TOTAL HECTARES	**17,677**

* Estelar ("Estelar Resources Limited") is a wholly owned subsidiary of Exeter.

Estelar has full right on the mining properties noted "(ex-CVSA)" subsequent to the transferral to Exeter, following CVSA's decision not to exercise its back-in right.

Figure 1 Location and Access Map


Legend
Coastal Boundary
Paved Road
Gravel Road
Track
Rio Deseado (River)
Town
Mine/Project
Estancia (Farm house)
Sarmiento
Comodoro Rivadavia
Las Heras
Caleta Olivia
Pico Truncado
Fitz Roy
Jaramillo
Tellier
Puerto Deseado
Tres Cerros
Cerro Moro
Cerro Vanguardia Mine
Bahia Laura
Puerto San Julian
50 km
-69°
-68°
-67°
-66°
-46°
-47°
-48°
-49°

Figure 2 **Exeter Property Tenement Map**



2,675,000 mE
2,680,000 mE
2,685,000 mE
4,675,000 mN
4,670,000 mN
4,665,000 mN
Hansen III
412990-M-95
La Virginia
404908-CV-02
Robertino
401961-ER-07
Nini
407102-M-93
Hansen II
412989-M-95
Michelle II
407084-M-93
Nini I
412992-M-95
Williams
411600-ER-04
Michelle I
407101-M-93
Hansen I
412988-M-95
Bárbara II
407082-M-93
Bárbara
407088-M-93
Bárbara I
407087-M-93
Michelle
407083-M-93
Hansen
412991-M-95
Nini II
412993-M-95
Eduard
402342-E-07
Matthew
402343-E-07
2.5 km
N

The Argentine mineral application process is described below.

4.1 Mineral Property Application Process in Argentina

There is no ground staking for mineral rights in Argentina. Mineral rights are acquired by application to the government for concessions to seek, own and sell minerals located within a specified parcel of land. Generally, all persons or entities qualified to acquire and possess real estate can obtain mineral rights. There are 3 levels of mineral rights and titles and are as follows:

1. '**Cateo**' - Before work in an area can commence, an exclusive exploration permit known as a "Cateo" must be obtained. Once an application is submitted all rights to any mineral discoveries on a Cateo by third parties belong to the applicant. A Cateo is measured in 500

hectare ("ha") units and can range in size from a minimum of 1 unit (500 ha) to a maximum of 20 units (10,000 ha). The approval of a Cateo specifies the area and the term of the Cateo. A one-time fee of $0.80 per ha is due on application for the Cateo. The rights of the Cateo holder are subject to surface rights.

During the term of a Cateo which begins 30 days after approval, periodic relinquishment of ground is made such that after 300 days from the date of approval, 50% of the area in excess of 4 units must be relinquished and after 700 days, 50% of the remaining area must be relinquished. A Cateo of 1 unit has duration of 150 days and for each additional unit, its duration is increased by 50 additional days.

2. **'Manifestacion de Discubrimiento'** – upon discovery of a mineral occurrence within a cateo, the owner can apply for a Manifestacion de Discubrimiento (MD) to protect the discovery. The application for a MD can be made at any time during the term of the cateo but must be made before the expiry of the cateo. The maximum area of one MD is 3,000 ha. Upon verification and approval of the mineral discovery by the authorities, the MD will protect the mineral discovery until such time as the "mensura" (measurement) process begins leading to the eventual grant of a Mina (mining lease).

3. **'Mina'** - After the size and configuration of a Manifestacion de Discubrimiento are determined, a part or all of it is surveyed and the area applied for a 'Mina' or Mining Lease. This is usually done after the results of exploration indicate a potential ore body.

4.2 CVSA – Exeter Option Agreement

On the 30th of December, 2003 CVSA and Exeter signed an Agreement, granting Exeter the right to undertake exploration and prospecting work on 39 CVSA properties ("Properties") described in schedule "A" of the Agreement.

The Agreement provides Exeter with the exclusive right to acquire a 100% interest in the Properties contained in four projects (located in three Argentine provinces; Rio Negro, Chubut and Santa Cruz) by incurring exploration expenditures of US$3 million over five years, with minimum expenditures in years one and two of $250,000 and $500,000, respectively, followed by $750,000 in each of years three through five including completing 8,000 metres of drilling. Exeter completed a legal due diligence review over of the Properties in March, 2004. The Agreement does not require Exeter to issue shares or make any cash payment to CVSA, other than a signature fee of US$100,000 which was fully paid in September, 2004.

Exeter exercised its Option to acquire the Properties in 2007, having incurred US$3 million on exploration. Once Exeter completes 10,000 metres of drilling on any project, CVSA has the right to back into a 60% interest in that project by paying Exeter 2.5 times Exeter's expenditures on that project and by carrying Exeter to the completion of a bankable feasibility study. CVSA may earn an additional 10% project interest (to bring its total interest to 70%) by financing Exeter's share of mine development costs (to be repaid at an agreed rate). Should CVSA not elect to back-in to a project, its interest will reverts to a 2% net smelter return (NSR) from production on that project.

Exeter completed 10,000 metres of drilling at Cerro Moro at the end of July, 2007 and following data collation and the receipt of drilling assays, delivered to CVSA a detailed report containing all geological data in early September 2007. CVSA then had a 45 day period in which to exercise its back-in right or its interest would revert to a 2% NSR. On the 29th of October, 2007 CVSA notified Exeter that they would not to exercise their back-in right. The properties have been transferred to Estelar, and 100% ownership of them.

4.3 Exeter – Fomicruz Letter of Intent

On the 5th of March, 2008 Exeter and Fomento Minera de Santa Cruz Sociedad del Estado[3] ("Fomicruz"), announced it had signed a letter of intent ("LOI") that set out the key terms of a strategic agreement between Exeter and Fomicruz for the future development of the Cerro Moro project which also provides access to Fomicruz's significant land holding around Cerro Moro.

The LOI states that Exeter and Fomicruz SE will, subject to approval by the parties, enter into a detailed agreement which will include the following terms:

- Fomicruz SE will acquire a 5% interest in Exeter's 177 square kilometre Cerro Moro project;
- Exeter will have the right to earn up to an 80% interest in 691 square kilometres of Fomicruz SE exploration properties (see Figure 3 and Table 2) adjoining the Cerro Moro project by incurring US$10 million in exploration expenditures over a number of years;
- Exeter will fund all exploration and development costs of the Cerro Moro project and Fomicruz SE will repay an agreed amount of those costs from 50% of Fomicruz SE's share of net revenue from future operations; and
- Exeter will manage the exploration and potential future development on the properties.

[3] Fomicruz is a company owned by the Government of Santa Cruz Province, Argentina.

Figure 3 Fomicruz Property Tenement Map


2,660,000 mE
2,680,000 mE
2,700,000 mE
4,670,000 mN
4,650,000 mN
Cerro Moro
Celeste
Celia
Silvana
Jimena
Carina
Lola
Maria Belen
Juan
Daniel Alejandro
Pablo
10 km
N

Table 2 List of Fomicruz Tenements and Mineral Rights

NUMBER	LETTER	YEAR	TITLE HOLDER	TYPE	NAME	AREA (HECTARES)
412055	F	95	Fomicruz	MD	Carina	7010
412060	F	95	Fomicruz	MD	Celeste	6700
412058	F	95	Fomicruz	MD	Celia	6700
412065	F	95	Fomicruz	MD	Daniel Alejandro	7020
412061	F	95	Fomicruz	MD	Jimena	6710
412062	F	95	Fomicruz	MD	Juan	7000
412057	F	95	Fomicruz	MD	Lola	7000
412056	F	95	Fomicruz	MD	María Belén	7000
412064	F	95	Fomicruz	MD	Pablo	7000
412059	F	95	Fomicruz	MD	Silvana	6960
					TOTAL HECTARES	69,100

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 Access

Cerro Moro is accessible from either Rio Gallegos City to the south, the capital of Santa Cruz Province or Comodoro Rivadavia City to the north, a southern city in Chubut Province. Both cities have national airports with regular commercial jet services from Buenos Aires. The major centres in close proximity to the project area are Puerto Deseado, approximately 100 kilometres by road to the northeast and Puerto San Julian, approximately 260 kilometres by road to the southwest (Figure 1). Road access from each of these centres is via a combination of paved and all-weather gravel roads. A network of local farm roads and tracks provide reasonable access to all areas of interest within the project area. Exploration is possible on a year-round basis.

5.2 Climate

The climate in the area is dry and has been classified as semi arid with minimum temperatures of minus 10 degrees Celsius and maximums of 20 degrees Celsius. The area is semi arid with highest rainfall and occasional snow being in the winter, and is affected by moderate to strong wind.

5.3 Local Resources and Infrastructure

The immediate vicinity of Cerro Moro is sparsely populated. Farm stations or 'estancias' consisting of one to a few houses dot the country side, occurring several kilometres apart. The chief occupation is raising sheep. The operating Cerro Vanguardia Gold Mine ("Cerro Vanguardia"), owned and operated by CVSA, is located approximately 130 kilometres (approximately 200 kilometres by road) to the west-southwest of the project.

The nearest major centres are Puerto Deseado (pop. 10,000), Puerto San Julian (pop. 6,000), Caleta Olivia (pop. 36,000) 210 kilometres by road to the northwest and Comodoro Rivadavia (pop. 140,000) 290 kilometres by road to the north-northwest of the project area. Rio Gallegos (pop. 79,000), the capital of Santa Cruz Province, is approximately 500 kilometres by road to the south of the project. These major centres can provide basic goods and services. The national power grid serves these major centres. Comodoro Rivadavia and Rio Gallegos are serviced with national airports. A well maintained concrete airstrip is located at Puerto Deseado, serviced via small to mid-size charter aircraft.

5.4 Physiography

Cerro Moro has very low relief with an average elevation of 115 metres above sea level. There are no permanent watercourses and several saline lagoons and saltpans are found throughout the area.

6.0 HISTORY

There is no record of previous explration at Cerro Moro prior to Mincorp acquiring the exploration concessions.

Mincorp commenced exploration activities in November of 1993. A regional Landsat TM satellite imagery analysis identified 33 targets, which were initially reviewed by helicopter reconnaissance. Major structures with extensive quartz veining were recognized at their "4 Verde" anomaly (now Cerro Moro). Initial rock chip sampling of the veins returned anomalous gold.

During the period between January and April of 1994, Mincorp conducted mapping and surface sampling of the main quartz veins. The tape and compass mapping of the veins was at a scale of 1:1,000 and a total of 223 short trenches were dug by hand. No further work was carried out until May 1997 when detailed mapping and trench sampling restarted. The more obvious outcropping quartz vein structures were identified and named: Moro, Nini, Laura, Susy, Dora, Romina, Lourdes, Barbara, Ana, Deborah, Belen, Maria and Michelle. An interpreted geology map at a scale of 1:20,000 was also produced. In total 2,982 samples were collected and assayed at Cerro Vanguardia. After an analysis of the surface sampling results and mapping, 19 diamond holes were drilled by Mincorp for a total of 1,016 metres on the; Loma Mosquito, Moro, Nini, Esperanza, Escondida, Deborah and Michelle vein structures.

In June of 1997, Richard Sillitoe conducted an interpretation and revision of exploration strategies on all of Mincorp's properties in the Santa Cruz and Rio Negro Provinces. He proposed a mineralisation model for the Cerro Moro veins which speculated on the level of erosion and potential for further discovery.

During December 1997, detailed mapping was conducted at the Tres Lomas, Loma Escondida and Loma Stock-work prospects to improve the geologic understanding of these areas. A lag sampling program was conducted at the Loma Mosquito prospect.

In May of 1998, Richard Sillitoe undertook a second site visit, to review the potential for disseminated-bulk tonnage mineralisation at Cerro Moro.

During April to June of 1999, Mincorp conducted an RC percussion drilling program, totalling 15 holes for 1,577 metres, at the Michelle, Loma Mosquito, Virginia, Loma Stock-work, Loma Escondida and Tres Lomas prospects.

In February of 2000, an analysis and interpretation of the RC drilling results was completed and in March of the same year an internal technical report was written that summarized all of the previous exploration activities.

Mincorp conducted no further work on the property.

In 2001 the rights to the property were transferred to CVSA following the corporate takeover of Mincorp. Table 3 summarizes the previous exploration work undertaken by Mincorp, and Table 4 & Table 5 outline the number of metres drilled and samples taken respectively.

Table 3 Summary of Previous Exploration Work undertaken by Mincorp

Date	Previous Exploration Work	Responsible Geologist
November of 1993	Helicopter reconnaissance	Guillermo Hansen
January - April 1994	Geology Mapping (scale 1/10000) - Trenches Sampling	Guillermo Hansen
May 1996	Detailed Mapping (scale 1/1000) - Mapping and Trench Sampling (scale 1/100)	Guillermo Hansen - Pedro Tiberi
	Interpreted geology using Spot Images (scale 1/20000)	
	Diamond Drilling	
	Environmental Report	
June 1997	Interpretation of Exploration Strategy	Richard Sillitoe
December 1997	Mapping and Detail Sampling of Tres Lomas, Loma Escondida and Loma Stockwork Prospects	Pedro Tiberi
	LAG and Soil Sampling	R. Mazzuchelli
May 1998	Co Moro Evaluation for disseminated mineralisation	Richard Sillitoe
June 1999	Update of Environmental Report	Jorge Valvano
April - June 1999	Reverse Circulation Drilling	Pedro Tiberi
February 2000	Drilling Result Interpretation	Pedro Tiberi
March 2000	Project Geology Synthesis	Jorge Valvano

Table 4 Summary of Holes Drilled by Mincorp

Type	Quantity	Metres
DDH	19	1,015.80
RC	15	1,577.00
TOTAL	**34**	**2,592.80**

Table 5 Summary of Sampling completed by Mincorp

Sample Type	Quantity
Diamond Drill	547
Reverse Circulation	783
Rock Chip	819
Trench & Channel	2,163

The authors are not aware of any CIM Mineral Resource and Mineral Reserve Definition compliant resource or reserve estimates completed by any other companies on the property or that there has been any production from the property.

7.0 GEOLOGICAL SETTING

7.1 Regional Geology

Cerro Moro is geologically located within the Deseado Massif, which is a tectonic block in the central-portion of the Santa Cruz Province, covering an area of approximately 60,000 square kilometres.

The oldest rocks within the Deseado Massif are the Upper Pre-Cambrian and Lower Palaeozoic metamorphics of the La Modesta Formation (also known as the Rio Deseado Complex). This formation is intruded by granites of Lower to Middle Palaeozoic age. These rocks are in turn unconformably overlain by continental sandstone of the La Golondrina and El Tranquilo Formations, which were deposited in a series of graben and half-graben structures.

During the Jurassic and Cretaceous Periods the region underwent extensional tectonics, which initially resulted in the epiclastic and pyroclastic Roca Blanca Formation, followed by the widespread mafic volcanic field of the Bajo Pobre Formation during the Mid-Jurassic. During the Mid and Upper Jurassic these rocks were overlain by felsic and intermediate volcanics and sediments of the Bahia Laura Group. The Bahia Laura Group includes the Chon Aike and La Matilde Formations. The Chon Aike Formation constitutes a thick sequence of rhyolitic ignimbrites, tuffs and volcaniclastics, and is interpreted to host the gold mineralisation at Cerro Moro.

During the Early Tertiary Period – Paleocene Epoch the region was draped with continental and marine sediments. More recently, during the Late Tertiary Period to Pleistocene Epoch, basaltic lava flows were extruded but these are not observed at Cerro Moro (refer to Figure 4 and Figure 5).

Figure 4 Regional Geology


Regional Geology
N
S
W
E
0
kilometres
10

Figure 5 Schematic Columnar Section


Schematic Columnar Section
Quaternary
Sand Deposits
Quaternary
Mass Removal Deposits
Quaternary
Cover
Quaternary
Low Deposits and lagoons
Quaternary
Alluvial Deposits
Paleocen (Monte León and Chenque Fms.)
Marine Sediments
Paleocen (Río Chico Fm.)
Epiclastic Sediments
Jurassic (La Matilde Fm. from Bahía Laura Group)
Piroclastic and continental sediments
Jurassic (Chon Aike Fm. from Bahía Laura Group)
Pyroclastic and rhyolite to rhyodacite lava

7.2 Local & Property Geology

The Cerro Moro property is interpreted to be underlain by shallow south dipping Jurassic age volcanic stratigraphy broadly assigned to the Bahia Laura Group which is regionally documented to encompass:

1. the Bajo Pobre Formation; which comprises tuffs, flows and sub-volcanic intrusives of andesitic to basaltic composition,

2. the Chon Aike Formation; the two principal components of which are the rhyolitic ignimbritic pyroclastic facies plus a late intrusive/extrusive flow-domes facies, and

3. the Matilde Formation; characterized by more epiclastic and aerially deposited ash rich volcaniclastic deposits that are observed to interdigitate or form a lateral facies variation to the main Chon Aike Formation sequence.

A little over 30% of the project is covered by Tertiary marine sediments and Quaternary gravels.

In 2008 contract geologist Nick Callan mapped the entire Moro project at a scale of 1:10,000 (refer to Figure 6 to Figure 9 for an Interpreted Geology map and accompanying legends). The following geological description is largely taken from his report (Callan, 2008).

Some 14 stratified volcanic units, were defined, that form mappable entities at 1:10,000 scale. These units may be grouped into five broad packages based on inferred ages (refer to Figure 10), composition, lithological characteristics and spatial relationships:

1. The oldest of these packages is the P1 group, comprising an extensive pile of coarse rhyolite clast-bearing ash-flow tuffs and remnant flow-domes, the upper part of which is punctuated by several closely associated welded ignimbritic horizons of rhyodacitic to locally more dacitic composition. The P1 group was assigned to the Chon Aike Formation.

   The P1 group forms an extensive litho-structural domain covering a large part of the property, the southern boundary of which is defined by an arcuate, linked normal fault system formed by the interaction of the northwest striking Escondida Fault and the informally named northeast striking Deborah South Fault. Post-P1 group stratigraphy, showing shallow south to southeast dips, is generally confined to the corresponding down-thrown structural domain lying to the south of this linked normal fault system. Field evidence suggests that this linked fault system was active during deposition of the post-P1 group volcanic stratigraphy.

2. Unconformably overlying the P1 group is a compositionally distinct volcanic-sedimentary assemblage of andesitic to basaltic composition comprising bedded volcanic sediments, coarse volcanic breccias, flows and possibly concordant sub-volcanic intrusive units. Tentatively this assemblage is inferred to represent a short-lived overlap of the Bajo Pobre Formation with the Chon Aike Formation which dominates the property geology.

3. This more intermediate compositional interlude is overlain, again unconformably, by a bedded series of felsic air-fall tuffs and related epiclastic units, characterized by the presence of wood

fragments, accretionary lapilli and local hot-spring "sinter". The latter features are diagnostic of the Matilde Formation of the Jurassic age Bahia Laura Group.

4. The bedded tuff and epiclastic unit pass gradationally upwards via a thin "transitional" stratified sequence characterized by pumice-bearing vitric tuffs beds into the youngest mapped volcanic group, comprising a crudely stratified sequence of strongly welded ignimbritic tuffs of rhyolitic composition. Callan (2008) also considered this latter group to be part of the Chon Aike Formation.

5. Hosted within the stratified volcanic pile is a series of co-genetic, texturally diverse rhyolitic units forming simple and composite intrusive flow-domes, as well as dykes on a variety of scales. Emplacement of the rhyolitic units was strongly influenced by structure. Rhyolitic intrusives are for the most part discordant with host volcanics though some locally sub-concordant relations were observed by Callan (2008). Cross-cutting relationships with the younger mapped stratigraphic units indicate much of the rhyolite intrusive activity occurred quite late in the geological evolution of the sector.

The area mapped by Callan (2008) is characterized by complex structural architecture comprising a mesh of steeply dipping to sub-vertical fault structures showing principally northwest to west-northwest strikes, northeast strikes, west-southwest strikes and more northeast to north-northeast strikes. "Several of the major mapped fault structures (e.g.: the west-northwest to northwest striking Escondida Fault, the northeast striking Deborah South Fault, and the northwest striking Deborah-Belen Fault) record evidence of a significant normal component of displacement over much of their kinematic history. Normal displacement occurred on some structures (e.g.: Escondida Fault, Deborah South Fault) synchronously with deposition of the post-P1 sequence and these structures very likely exerted some control on the primary distribution of volcanic units and Jurassic palaeo-topography. Normal or oblique faulting and associated dilation on variably oriented fault structures also likely controlled emplacement and geometry of rhyolite flow-domes and related dykes, and more importantly provided sites for epithermal Au-Ag vein mineralization. Post-mineral movement also occurred, localizing late rhyolitic intrusive activity, offsetting and brecciating vein mineralization, and locally preserving high-level alteration types. Thus a long-lived extensional structural regime prevailed and played an active role during much of the geological development of the area. This extensional regime is now manifest as widespread block-faulting with generally minor dip-slip or oblique slip on most faults, but with a locally more significant normal component of displacement across master faults (e.g.: Escondida Fault, Deborah South Fault)." (Callan, 2008).

Figure 6 Interpreted Geology and Vein Location Map


Camp
Virginia
Laura
Georgina
Lala
Mosquito
Florencia
Moro
Dora
Nihi
Susy
Gabriela
Tres Lomas
Natalia
Romina
Michelle
Patricia
Esperanza
Lourdes
Maria
Loma Escondida
Barbara
Deborah
Belen
Ana
Escondida
Silvia
Carla
Dolly
N
2.5 km

Figure 7 Legend for Figure 6 (part 1 of 3)

Legend (to accompany 1:10,000 Cerro Moro Geological Map)

Recent Deposits

alluvium

Stratified Units

Tertiary

Unit	Description
T_cover	lower fossiliferous marine mudstone, and overlying conglomeratic units (gravels)

Middle - Upper Jurassic

Welded Ignimbrite Sequence (Fm. Chon Aike)

Unit	Description
ig_wd	v strongly welded, pumice and rhyolite flamme-bearing ignimbrite with qz, fspr, bio crystals
VrPw3	strongly welded, pumiceous flamme-bearing ignimbrite with qz, fspr, bio crystals
ig	strongly welded, quartz absent, fspr-bio phyric, rhyolitic/pumiceous flamme-bearing ignimbrite

"Transitional" Unit (Fm. La Matilde)

Unit	Description
VrPvp	well-bedded locally pumiceous vitric tuffs with minor intercalations of sandy to ashy tuffs or reworked tuffs; incudes map unit igt

Bedded Felsic Tuffs and Epiclastic Sequence (Fm. La Matilde)

Unit	Description
VrP_lxt, ts, at	laminated-thin bedded sandy tuffs, fine lithic-crystal tuffs and ash tuffs with accretionary lapilli; ?some reworked tuffs; local "sinter" development and wood fragments

Andesitic sequence (??Fm. Bajo Pobre)

Unit	Description
V(i)abF	compact finely fspr-phyric to amygdaloidal andesite/basaltic-andesite flows/sills
VaFPbx	massive to thick bedded, coarse, monomict andesitic breccias
VSa	laminated-thin bedded, andesitic volcanic sandstones, wackes and siltstones

P1 Group Tuff Breccias and ignimbritic intercalations (Fm. Chon Aike)

Unit	Description
P1_dt	mod-strongly welded, green flamme-bearing dacitic tuff with fspr and trace qz crystals
P1_dt.wd	green strongly welded flamme-bearing dacitic tuff with fspr and trace qz crystals
P1_gl	lithic clast-rich weak to mod welded ignimbritic tuff with K-fspr and trace qz crystals
P1_wd	strongly welded pumiceous flamme-rich ignimbrite with K-fspr and trace qz crystals
LP1	black-brown, compact, cherty, strongly welded ignimbritic tuff
VrP_lbxqt	coarse rhyolite clast-bearing tuff-breccia with broken crystal rich matrix

Figure 8 Legend for Figure 6 (part 2 of 3)

Intrusive/Sub-volcanic Units

Middle - Upper Jurassic (Chon Aike Fm.)

Rhyolite Flow-domes and related Dykes

Porphyritic rhyolite units

Vr(i)F_qfb3	qz-fspr-bio porphyritic rhyolite with strongly developed flow-banding; some occurrences post-date unit VrPvp and VrPw3
Vr(i)F_qfb2	qz-fspr-bio porphyritic rhyolite with strongly developed flow-banding; ? post-dates unit VrPvp
Vr(i)F_qfb	qz-fspr-bio porphyritic to more granular and weakly auto-brecciated rhyolite with locally developed flow-banding; post-dates unit VrPvp
VrF	qz-fspr-bio porphyritic rhyolite with locally well developed flow-banding; post-dates unit VrP_lxt,ts,at
Vr(i)F_fqb_gran	marroon red ? intrusive phase with coarse feldspar and biotite phenocrysts and very minor quartz; rubbly granular weathering; very localized occurrence

Rhyolite auto-breccias

Vr(i)F_qfb_BX	coarse, monomict, porphyritic and flow-banded rhyolite-clast bearing clast-supported to locally matrix-supported breccia
Vr(i)F_qfb_P1BX	very coarse, monomict, porphyritic/flow-banded rhyolite-clast bearing breccia; clast-supported with very sub-ordinate to minimal matrix; post-dates andesites in Laura sector

Granular rhyolite intrusives

Vr(i)F_qfb3,gr	weakly qz-fspr-bio porphyritic to more granular rhyolite intrusive, bouldery weathering; flow-banding essentially absent

Aphanitic to weakly porphyritic rhyolite dykes

Vir	flow-banded, aphanitic and felsitic, locally weakly qz and fspr-phyric rhyolite; locallly more porhyritic; forms "Great Dyke"; post-dates unit Vrpw3
Vir_fb_undiff	flow-banded, aphanitic and felsitic, locally weakly qz and fspr-phyric rhyolite; some occurrences post-date unit Vrpw3
Vr(i)F_sph	flow-banded, weakly qz and fspr-phyric silica-rich and pyritic rhyolite with ubiquitous spherulites; post-dates unit Vrpw3
Vr(i)F_f,aph	flow-banded, weakly qz and fspr-phyric to aphanitic silica-rich and pyritic rhyolite with local spherulites; may be equivalent to Vr(i)F_sph

Figure 9 Legend for Figure 6 (part 3 of 3)


General Symbols
contact obs
contact_approx
unconf_obs
unconf_approx
unconf_interp
fault_obs
fault_approx
fault_inf
outcrop, sub-crop, rubble-crop
float
10
bedding, lamination
bedding, lamination (horizontal)
10
eutaxitic foliation, welding
10
flow-banding
flow-banding (vertical or sub-vertical)
85
measured fault with dip
85
measured vein structure with dip
jointing, fracturing
Hydrothermal Alteration
Ar2
white clay (ill-kao)-green clay-pyrite-Fe oxides
Ar1
green clay-kao-pyrite-Fe oxides
Sil
massive, pervasive silicification
Sil_ch
chalcedonic silicification
UA
unaltered
Mineralization
qz vein_major
qz vein_minor
qz vein_strgr/nwk
qz veinlets(-pyrite-Fe ox)
silicic rib
ch vein_major
ch vein_minor
ch vein_strgr/nwk
ch veinlets
hy bx
qz float
ch float
"sinter" occurrence
Mn stain

Figure 10 **Geological Summary Map**


Natalia F
Romina F
Esperanza-Carla F
Barbara F.Z.
Deborah-Belen F.Z.
P1 High
Dolly F
Dolly Basin
P1 High
Structural Low or "Graben"
Legend
rhyolite domes and related dykes
welded ignimbritic sequence
bedded tuffs, epiclastics and "transitional" unit (?Fm. Matilde)
andestic (basaltic andesitic) sequence
P1 Group: rhyolite tuff-breccias and intercalated ignimbritic horizons
2 km

8.0 DEPOSIT TYPES

The polymetallic gold-silver mineralisation at Cerro Moro is of the low to intermediate sulphidation epithermal quartz-adularia-sulphide vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. Limited quartz stock-work veinlets are also present around the main veins. Vein strike orientations vary from:

1. Northwest to west-northwest (e.g.: Escondida, Esperanza-Nini, Natalia, and Dora), and
2. northeast (e.g.: Barbara, Deborah, and Maria-Michele)

And the less common:

3. East-west to west-southwest (e.g.: Sylvia area, Loma Escondida, and Patricia), and
4. north-northwest (e.g.: Lourdes, and Lala)

Veins are typically steeply dipping to sub-vertical. Outcropping veins locally reach widths up to 4 metres whilst associated zones of quartz stringers and stockworking may attain widths in the order of 10 to 15 metres. The strike length of individual veins is variable generally between 200 metres and 1 kilometre. The Escondida structure has been traced by drilling for approximately 3 kilometres, and remains open along strike and at depth.

Argillic and locally silicic alteration is present peripheral to principal veins and within dense minor vein swarms; however the alteration halos are not extensive and may extend only as much as 5 times the vein width into host rock.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of structures. It has also been noted that brittle, felsic units have a tendency to produce stronger stock-work style development around main structures than intermediate units.

"Precise timing of the onset of mineralization is unclear, but the possibly long-lived vein mineralizing event certainly continued until quite late in the overall construction of the Jurassic volcanic pile since veins are observed to cut welded ignimbrites which comprise the youngest mapped stratigraphic group. Field evidence clearly indicates that vein mineralization overlapped in time with intrusion of rhyolite flow-domes and dykes. Intrinsically pyritic and strongly silica oversaturated rhyolites, characterized by internal development of irregular quartz veinlet stockworks and patchy hydrothermal breccias invite speculation as to a closer genetic link between vein mineralization and some of these rhyolitic intrusive phases." (Callan, 2008).

9.0 MINERALISATION

Polymetallic gold-silver mineralization is associated with epithermal veins. High-grade gold and silver mineralisation is strongly associated with the presence of sulphides such as: pyrite, sphalerite, galena, acanthite and chalcopyrite. Detrimental toxic elements such as arsenic and mercury are at relatively low levels. The presence of yellow sphalerite and adularia are indicative of low temperature formation. At least two mineralisation pulses have been observed. The first pulse deposited clean white quartz veins with low sulphide content and is generally poorly mineralised. This has been interpreted as the product of shallow, circulating meteoric dominated water with scarce mixing of magmatic water. A second, later pulse, consisting of black silica is rich in sulphides and hosts high-grade mineralisation. Precious metal deposition is interpreted to be the product of mixing of magmatic dominated water with meteoric waters. Boiling textures, vein breccias and repeated quartz overgrowths with sulphidic ginguro bands are also observed. Coarse silver sulphide (acanthite) and electrum have been observed in several ore shoots and are common in the Escondida prospects. Figure 11 shows the distribution of the various veins at Cerro Morro and descriptions of the drilled structures is provided below (greatest meters drilled first to least meters last).

Figure 11 Prospect Locations


Virginia
Laura
Georgina
4675000 mN
Lala
Mosquito
Florencia
Moro
Dora
Nini
Susy
Gabriela
Loma Stockwork
Tres Lomas
Natalia
Romina
Michele
Patricia
Esperanza
Lourdes
Maria
4670000 mN
DTS
Loma Escondida
Barbara
Deborah
Belen
Ana
Escondida
Silvia
Carla
Carlita
N
Cassius
Dolly
Doris
2.5 km

9.1 Escondida

At the Escondida prospect work has concentrated on five main areas, designated here as Escondida Far East, Escondida East, Escondida Central, Escondida West and Escondida Far West. Exploration drilling commenced on the Central and Western areas. Initially these two areas were thought to be two separate veins, but they have proven to be separate shoots within one continuous structure.

The Escondida structure has been followed with drilling for approximately 3 kilometres, and remains open along strike and at depth. The width of the mineralization varies between 0.5 to 5 metres on average. Drilling has shown that the mineralisation continues to a minimum depth of 250 metres below the present land surface. The Escondida structure has in general a northwest-southeast strike where high grade shoots are localised where the structure changes strike to east-west or west-northwest. This is the case for the Central, West and Far West high-grade shoots. The Escondida quartz vein occurs within this major north-west, pre-mineral fault, dipping between 70 to 85 degrees to the south-west. This fault is interpreted to have pre-, syn- and post-mineralisation movement. To the north of the fault, the foot-wall rocks consist of volcanics, and to the south, the hanging-wall rock consists of sandstones. High-grade mineralisation is strongly associated with a relatively late, black silica pulse quartz which crosscuts and fills breccia voids within an earlier white quartz-adularia phase. The black silica is rich in coarse sulphides including; galena, sphalerite, pyrite, chalcopyrite and acanthite.

9.2 Gabriela

The Gabriela prospect is a north-west oriented quartz vein dipping between 60 to 80 degrees to the north-east, and has been traced by drilling along a strike length of approximately 1 kilometre. The width of the vein varies between 10 to 20 metres at the central-southeastern part of the structure, and 3 to 5 metres to the northwest. Mineralization at Gabriela is substantially more silver-rich, compared to other prospects at Cerro Moro. The vein is mostly characterised by white quartz-adularia with disseminated fine pyrite (and possible acanthite?). The vein has been tested to a maximum depth of 250 metres from surface. Mineralisation cuts several volcanic units.

9.3 Esperanza

The Esperanza prospect is a north-west structure with one or more quartz veins, which dip steeply to the north-east. At the north-west end of the prospect the veins have been emplaced within coherent andesite. Towards the south east sector (also termed the Esperanza South-East prospect) the main structure displaces rhyodacite to the north and rhyolite to the south. The mineralisation to the south-east is characterised by a 15 metre wide stock-work zone between several higher grade veins. The Esperanza structure has a known strike length of approximately 1.5 kilometres, and mineralisation has been drilled to a vertical depth of approximately 80 metres. The main veins are 1 to 3 metres in width. Gold-silver mineralisation is associated with disseminated fine pyrite, copper, lead, and zinc sulphides within quartz veins. Sulphidic ginguro banding, with pyrite, chalcopyrite and sphalerite within quartz veining is observed in high grade zones.

The structure is presently open to the south-east. The north-west extension of the Esperanza structure has recently been tested by drilling, confirming that the Esperanza and Nini prospects are hosted in the same structure. This link area has been named the Esperanza-Nini Gap prospect, and extends for 800 metres. Sub-vertical quartz veining intersected in this area displays more similarities to that of the Nini prospect than Esperanza, and is composed of chalcedonic-quartz with fine disseminated pyrite, with widths varying between 1 to 3 metres. The host rock is a rhyodacitic ignimbrite with fiammes.

9.4 Loma Escondida

The Loma Escondida vein is an east-west structure dipping steeply to the north and is hosted entirely within andesite. This vein is located 500 metres north of the Escondida prospect and has been interpreted as a secondary dilational structure formed by strike-slip movement of the major north-west structures. The vein crops out poorly, but has currently been followed by drilling and trenching for more than 600 metres in length, and is still open to the east and west. It is a relatively narrow vein ranging in thickness from 0.30 to 2 metres. Pyrite, galena, sphalerite and acanthite are associated with high-grade shoots.

9.5 Silvia

The Silvia prospect consists of several east-west orientated breccia-vein sets located near of the intersection of two major structures; the Esperanza-Nini structure and the Barbara structure. Outcrop is sparse, with scattered white quartz float over an area of 200 metres by 350 metres. The mineralisation is complex with interpreted repeated brecciation; pre, syn and post mineralization. There are early quartz-adularia-sulphide (pyrite-galena-sphalerite-gold) veins which have been brecciated and infilled with dark grey or white silica with minor base metal and coarse marcasite. An interpreted late phase consists of a barren breccia which contains clasts of all the previous events and is filled with a clay rock flour matrix. Vein widths vary between 1 to 4 metres, and to date have been tested to a maximum depth of 125 metres from surface.

9.6 Nini

The Nini prospect occurs as a major north-west vein structure which is partially covered by Tertiary sediments and has been traced by drilling and trenching for approximately 1.2 kilometres in length. To the south-east the structure has been traced beneath Tertiary cover to the Esperanza structure indicating that these are the continuation of the same structure. In the north-west the vein dips shallowly to the north-east, with the hanging wall consisting of dacitic ignimbrite and the foot wall of andesitic lavas. In the central and south-eastern sectors of the structure the dip changes to 80 degrees to the north-east and the host rock is intermediate to rhyodacitic ignimbrite, in both the hanging wall and foot wall. The thickness is variable between 0.90 and 3.30 metres. The predominant strike of the structure is north-westerly; however there are indications of potential east-west trending zones, which are presently thought to be more prospective for higher grades and widths. The mineralisation is generally observed within a single quartz vein, however vein breccias and stock-works with disseminated sulphides have been observed in places.

9.7 Moro

The Moro prospect is a north-west striking quartz vein structure with a north-east dip. It can be traced for at least 500 metres, with widths ranging between 0.60 and 2.20 metres. It is hosted in felsic to intermediate tuff and the mineralization is associated with a chalcedonic quartz veining with well developed lattice-blade textures and disseminated pyrite.

9.8 Patricia

The Patricia prospect is an east-west, narrow quartz vein structure dipping steeply to the north and emplaced in coherent andesite, and rhyodacitic ignimbrites at depth. The area is partly covered by Tertiary and Quaternary sediments. The structure outcrops for 300 metres, but is interpreted from the ground magnetics to continue for an additional 300 metres to the west and 200 metres to the east. High-grade gold and silver mineralisation has been intersected in trenches and drill holes and is more elevated to the west, where the vein disappears under cover. This mineralisation is associated with copper, lead and zinc sulphides in quartz veins, approximately 1 metre in width. It is currently interpreted that this east-west vein occurs within a similar structural setting to that of the Loma Escondida prospect to the south, and that both are secondary dilational structures formed by strike-slip movement of the major north-west structures such as Escondida and Esperanza.

9.9 Deborah

The Deborah prospect is a north-east trending structure with a moderate north-west dip. The hanging wall rocks consist of felsic ignimbrite, and footwall rocks consist of intermediate to rhyodacitic ignimbrite. The vein has a total length of 700 metres and mineralisation has been tested to approximately 80 to 100 metres vertical depth. The thickness is variable between 0.50 to 5 metres.

The south-east portion of the structure continues under cover but can be traced for an additional 250 metres in the ground magnetics. To the north-east the structure has been truncated by a north-west trending fault with apparent dextral displacement. The better gold-silver grades to date are located at the north-eastern end and are associated with white quartz vein breccias with a black silica matrix and disseminated sulphides (mostly pyrite). This truncating north-west trending structure (designated as the Deborah Termination Structure, "DTS"), clearly observed in the ground magnetic data, was originally interpreted as being post-mineral, however recent interpretations suggest that this could be a structure similar to that at Escondida, where recent drilling on the DTS has intersected anomalous gold values.

9.10 Michelle

The Michelle prospect consists of several parallel sub-vertical quartz veins, trending approximately north-south to north-northeast. The veins have been tested by drilling and trenching over approximately 400 metres in length and were found to be up to 2 metres wide. The low-grade veins contain crystalline quartz with poorly developed coarse banding and occur in rhyolite.

9.11 Carla

The Carla prospect contains short east-west quartz veins and breccia veins related to a major north-west fault. This major fault has been interpreted as the same regional structure that controls the mineralization at the Esperanza and Nini prospects. Patchy mineralisation has been followed by drilling and trenching for over 150 metres and is truncated by a major post mineral fault within 50 vertical metres of the surface. The thickness of the mineralisation is variable between 1 to 10 metres. High-grade mineralisation is associated with hydrothermal black silica breccias rich in sulphides; including pyrite, galena, sphalerite (and acanthite?). The mineralisation is emplaced close to a wide tectonic breccia zone that separates a felsic ignimbrite to the north and a coherent andesite unit to the south.

9.12 Natalia

The Natalia prospect is a major northwest trending structure, located south of the Gabriela prospect and north of the Esperanza structure. The vein is characterised by white massive quartz with disseminated fine pyrite with an interpreted late brecciation stage filled with a quartz-hematite matrix. The outcrop has been mapped for 200 metres, but the ground magnetics suggest that the structure could be traced for 3 kilometres, particularly to the northeast. The vein's width varies between 1 to 2 metres, but stock-work zones up to 4 metres have been observed. The vein is emplaced in an interpreted fault contact between the rhyolite and rhyodacitic ignimbrite.

9.13 Mosquito

The Mosquito prospect is characterized by the presence of possible sinter caps and eruption breccias, which have been interpreted as the upper portion of a low sulphidation system. Loma Mosquito is located in the northern part of the property near the Virginia prospect and is the only place where sinters have been recognized. Drilling in this area has confirmed the presence of anomalous gold associated with shallow, east dipping eruption breccias and silicified tuff.

9.14 Susy

The Susy prospect is a northeast trending structure, clearly visible in the ground magnetic data, that may displace the northwestern portion of the Gabriela structure. The vein is typically narrow (up to 1.5 metres wide) and discontinuous with chalcedonic and minor crystalline quartz. The veining is hosted within dacitic, fiamme-bearing welded tuff and rhyolitic breccias. Initially traced by trenching and mapping by Mincorp for approximately 150 metres, the drilling and ground magnetic data infer a strike length of approximately 700 metres.

9.15 Cassius

The Cassius prospect is a clay filled, approximately 2 kilometre long, northwest structure. It is approximately 800 metres southwest of the Escondida prospect and trends subparallel to the

Escondida structure. The Cassius structure juxtaposes the welded ignimbritic sequence to the north against the andesitic sequence to the south.

9.16 Escondida North

The Escondida North prospect is a northwest trending narrow vein identified from the ground magnetic data, hosted within rhyolitic units near surface, passing through the volcanic sequence to rhyodacitic ignimbritic units at depth. The structure is located approximately 300 metres northeast of the Escondida prospect and trends subparallel to the Escondida structure.

9.17 Nini – Esperanza Gap

The Nini – Esperanza Gap prospect is a structure located in a zone approximately 650 metres wide of Tertiary marine sediments. A prominent northeast striking ridge of these sediments trends through the central part of the zone. This prospect is interpreted to be the continuation of the 1.8 kilometre long northwest striking Esperanza structure and in turn the Nini-Esperanza Gap structure continues to the northwest as the Nini structure for an additional 1.2 kilometres

9.18 Loma Stockwork

The Loma Stockwork prospect is a small hill with abundant stock-work veining emplaced in a silicified rhyolite rock over an area of approximately 1 hectare. Recent drilling has confirmed narrow low-grade mineralisation in pyritic quartz stock-work veining at this location. In addition, drilling intersected a possible north-west extension of the main structure, represented by a single vein of at least 6 to 9 metres in width, hosted within rhyodacitic ignimbrite. This vein, located beneath Tertiary cover, hosts higher gold grades and is interpreted from the ground magnetic data to strike for a minimum of 300 metres further to the north-west.

9.19 Florencia

The Florencia prospect is located 250 metres toward the northeast of the Moro prospect and is characterised by sub-outcrop of veins and breccia-vein float, oriented approximately east-west. The Florencia structure has been traced for 300 metres and is interpreted to potentially connect with the Moro structure at its western end. The vein's width varies between 1 to 4 metres. The presence of jarosite and anomalous arsenic values suggests that it has formed in an elevated crustal setting.

9.20 Virginia

The Virginia prospect has been interpreted as an eroded acid sulphate cap, commonly found in the preserved upper portion of low sulphidation system. Two zones, each 200 metres in length, have been tested by shallow drilling with some significant results. The trend of this silica-cap has a north-east

strike and the disseminated mineralization is associated with pervasive silica-kaolin-alunite? alteration in a felsic tuff.

9.21 Laura

The Laura prospect is a north-south oriented white quartz vein located at the northern part of Cerro Moro. The structure dips 60 degrees to the east, and is situated at the lithological contact between rhyolite (hanging-wall) and rhyodacitic ignimbrite (foot-wall). The width of the vein varies between 3 to 6 metres, and is composed of massive white-quartz with scarce disseminated sulphides (mostly pyrite). The boundaries of the vein are characterized by a less than one metre zone of quartz-gossanous material.

9.22 Dora

The Dora prospect is a wide quartz filled structure with a north-northwest strike, dipping steeply to the east. Low-grade quartz has been traced for 240 metres and widths vary between 1 to 11 metres. The mineralisation is low grade and the white massive quartz vein is low in sulphides. The structure occurs in a felsic tuff with strong argillic alteration.

9.23 Tres Lomas

The Tres Lomas prospect is named after three small hills aligned in a north-west orientation. Quartz veining on the hills can be traced for approximately 200 metres along strike and are hosted in rhyodacitic ignimbrite. The veins are mostly near vertical and have well developed stock-works with widths ranging between 0.3 to 5 metres. The gold-silver mineralisation is associated with chalcedonic quartz with considerable disseminated pyrite.

9.24 Maria

The Maria zone comprises a number of irregular ptygmatic veins up to 1 metre in width hosted within a spherulitic rhyolite dome. The veins comprise massive milky quartz with large dog tooth crystals in cavities. The veins are anomalous in base metals. Host rock alteration is not apparent. The interpretation is that the veins were emplaced whilst the dome was hot, possibly semi molten. The dome has a high silica content with quartz crystals observed in lithophysae.

9.25 Carlita

The Carlita prospect is an east-west oriented, narrow, low-grade quartz vein structure, traced for 350 metres. The vein is composed of white quartz with scarce disseminated sulphides (mostly pyrite). The widths vary between 0.5 to 2 metres. The western end of the structure has split into two separate veins and is interpreted to merge (?) with the major northwest trending Esperanza-Nini structure. The host-

rock is rhyodacitic ignimbrite. To the south of the main vein there are outcrops of east-west sub-parallel veinlets close to the contact between the rhyolite and rhyodacite.

9.26 Lala

The Lala prospect is a north-northwest trending structure dipping to the north-east. Quartz vein outcrop can be observed for approximately 400 metres on the surface, and the structure is interpreted from the ground magnetic to continue for an additional 1.8 kilometres to the southeast under Tertiary marine sediments. The vein is emplaced at the contact between rhyodacitic ignimbrite with fiammes and rhyolite. Two pulses of mineralisation are interpreted; an early phase of white quartz-adularia, which is brecciated by a second later pulse of black silica material with fine disseminated pyrite. This black silica is in part chalcedonic. The vein's width varies between 0.5 to 2 metres.

9.27 FMD

The FMD prospect is a strong east-west break in the ground magnetic data with an associated weak resistivity anomaly, that trends for at least 50 metres. Abundant quartz float in scree is observed at surface, hosted within rhyolitic units.

9.28 Romina

The Romina prospect is an east-west orientated vein, located to the east of the Gabriela prospect and north of the Barbara and Lourde structures. The vein can be traced for approximately 500 metres as quartz vein sub-outcrop, but the ground magnetic data suggests the structure could be extended an additional 300 metres to the west and east. The vein dips shallowly to the north and is dominated by white milky quartz style veining, with a variable width between 1 to 3 metres. Minor fine disseminated sulphides (predominantly pyrite) have been observed. A post mineral breccia unit, with hematitic cement, cuts the vein in places.

9.29 Ornella

The Ornella prospect is represented by an east-northeast trending structure, located approximately 300 metres north of Escondida Central. The poorly outcropping vein has a strike of approximately 400 metres, and a variable width between 1 to 5 metres. The structure is clearly observed in the ground magnetic data, and dips steeply to the north-west, hosted within a coherent andesitic unit.

9.30 DTS

The DTS prospect is a significant northwest structure that is interpreted to truncate the northeastern end of the Deborah vein. The structure can be clearly observed in the ground magnetic data and can be traced for at least 4.5 kilometres. In the Deborah prospect area the structure is completely covered by

recent sediments, however, to the south-east recent regional mapping has discovered outcropping quartz veining and breccias that are parallel to the structure observed in the magnetics that could be interpreted to belong to the DTS structure. In this south-eastern sector, field mapping has identified hydrothermal breccias with a hematite matrix and fluidized textures, with widths varying between 1 to 4 metres.

9.31 Lourdes

The Lourdes prospect is a north-south trending quartz veining structure, with widths of over 5 metres, dipping steeply to the east. It is located to the south of the Romina structure and has an interpreted strike length of approximately 500 metres. The veining is dominated by white milky quartz with minor fine disseminated sulphides (predominantly pyrite) and is emplaced in a rhyodacitic ignimbritic unit.

9.32 Conceptual Targets

The Conceptual Targets represent an area of approximately 2 square kilometres that completely covered by a thick sequence of Tertiary Marine sediments, located in the northwest portion of the Project between two major structures, Gabriela and Nini-Esperanza. A total of seven, predominantly north-west orientated structures, were identified in the ground magnetic data and targeted by a series of scout drilling fences, resulting in numerous anomalous auriferous intersections. Most of the structures tested dip steeply to the north-east, with veining comprised of chalcedonic-quartz veining with fine disseminate pyrite, and widths varying between 1 to 3 metres. The host rock is dominated by rhyodacitic ignimbrites.

10.0 EXPLORATION

10.1 Introduction

Since commencing work in June 2003 Exeter has carried out diverse exploration activities at Cerro Moro that includes; geological mapping, various geophysical surveys, surface sampling and drilling. Table 6 chronologically summarises all the exploration work undertaken to date.

Table 6 Summary of Exploration Work undertaken by Exeter

Date	Exeter Exploration Works	Responsible Geologist
June 2003	Revision of the CVSA Information	Rob Harley
February 2004	Aster Image Interpretation	Colin Nash
April 2004	Planning Reverse Circulation Drilling	Rob Harley
June 2004	Reverse Circulation Drilling	Julian Maidana
June 2004	Induced Polarization Survey by Quantec	Julian Maidana
August - December 2004	Magnetic Susceptibility Survey of Reverse Circulation Holes	Julian Maidana
September 2004	Resistivity Survey by Akubra	Julian Maidana
October 2004 - February 2005	Rock Chip Sampling on Geophysical Anomalies	Julian Maidana
August 2004 - April 2005	Rock Chip Sampling	Julian Maidana
April- October 2005	Ground Magnetic Survey	Julian Maidana
March - August 2006	Ground Magnetic Survey - E-W Grid	Glen Van Kerkvoort
June 2006	Reverse Circulation Drilling	Gabriel Gomez
July 2006	CVSA half yearly Technical Report	Gabriel Gomez
October 2006	Geology Mapping and Stratigraphy Interpretation on Carla Prospect	Dean Williams
November 2006	Trench Sampling	Alistair Grahame
November - December 2006	Diamond Drilling	Alistair Grahame
January - May 2007	Ground Magnetic Survey - N-S Grid	Glen Van Kerkvoort
January - March 2007	Trench Sampling	Alistair Grahame - Fernando Chacon
January - February 2007	LAG Sampling	Alistair Grahame - Fernando Chacon
March 2007	CVSA half yearly Technical Report	Alistair Grahame
March 2007 – December 2008	Ongoing Diamond and Reverse Circulation Drilling	Fernando Chacon
April - June 2007	Induced Polarization Survey by Quantec	Glen Van Kerkvoort
May 2007	LAG Sampling	Fernando Chacon
May - June 2007	Project Scale Mapping of Central - West area	Matt Houston
July 2007	CVSA Half yearly Technical Report	Fernando Chacon

Date	Exeter Exploration Works	Responsible Geologist
September 2007	Joint venture report Notification of Completion of 10000 metres of Drilling on the Co Moro Property	Glen Van Kerkvoort
October 2007 – January 2008	LAG Sampling	Fernando Chacon
November 2007	Comments on Au-Ag Mineralization Control and Drilling Target Definition	Greg Corbett
January – March 2008	Core Sampling for metallurgical test work	Jerry Perkins
January 2008	INTA* site visit to evaluate areas for rehabilitation/re-vegetation of disturbed areas	Dante Cramero
February – June 2008	Project scale mapping of the entire property at 1:10,000	Nick Callan
July – December 2008	LAG Sampling	Fernando Chacon
March 2008	PQ size diamond core drilling	Jerry Perkins
January 2008	Commencement of a NI 43-101 compliant resource estimate due for release 1Q/2Q 2008	Matthew Williams & Fernando Chacon

* INTA = "Instituto Nacional de Tecnología Agropecuaria" of Argentina (National Institute of Agriculture Technology)

10.2 Geological Mapping

Several campaigns of geological mapping have been conducted (refer to Figure 12):

- Early 2004, Colin Nash was contracted to undertake an ASTER satellite imagery based geological interpretation of the property at a scale of 1:75,000. This was followed up and modified with ground observations.

- In October 2006 a program of mapping at a scale of 1:2,000 commenced in the south of the property in the vicinity of the Escondida and Carla areas. This work was started by geological consultant, Dean Williams. During the second quarter of 2007, Matt Houston, expanded the mapping to the southwest to cover the prospects; Escondida, Loma Escondida, Patricia, Esperanza, Natalia and Gabriela (refer to Figure 13 and Figure 14).

- During the first half of 2008, geological consultant, Nick Callan, completed geological mapping at 1:10,000 scale over approximately 130 square kilometres or some 80 % of the Cerro Moro property. Geology of areas not outcrop-mapped have as an interim measure been interpreted from imagery (refer to Figure 6 to Figure 10).

Figure 12 Previous Geological Mapping (Cerro Moro tenements in grey)


Cerro Moro Property
N
2.5 km
Williams, Hernandez (2006)
Poltock (2007)
Houston (2007)

Figure 13 Interpreted Geology – Matt Houston (1:10,000)


2,674,000 mE
2,676,000 mE
2,678,000 mE
2,680,000 mE
N
4,674,000 mN
4,672,000 mN
4,670,000 mN
4,668,000 mN
4,666,000 mN

Figure 14 Legend for Figure 13

Alluvium

Recent cover

Tertiary cover

Marine mudstone and conglomerate

Basin fill

Reworked Tertiary material and colluvium

P5

Felsic vitric tuff with welded fiammes at base. Unconformably overlays P4

P4

Intermediate volcanic sandstone and breccia

P2

Quartz rich felsic fragmentals

L1

Andesitic coherent

Andesitic fragmental

L1c

Andesite dominated epiclastic

P1

Rhyodacite with large quartz eye fiamme

in Kspar rich +/- biotite phyric matrix

L3

Felsic flow banded subvolcanic or dome

L5

Felsic non flow banded sub volcanic

L4

Intermediate flow banded sub volcanic

Topographic contours 10m

Faults

10.3 Geophysics

Exeter has undertaken a number of ground magnetic and induced polarization ("IP") and resistivity surveys at Cerro Moro (refer to Table 7 and Figure 15).

Table 7 Summary of Geophysical Programs Run on the Property

GROUND MAGNETICS		
DESCRIPTION	AREA Km2	LINE KILOMETRES
Ground Magnetics 40 metre spaced East-West Lines	74.6	1,865.8
Ground Magnetics 40 metre spaced North-South Lines	18.9	473.3
Ground Magnetics 80 metre spaced North-South Lines	88.0	1,124.8
Total Ground Magnetics	**181.5**	**3,463.9**
INDUCED POLARIZATION AND RESISTIVITY		
DESCRIPTION	**AREA Km2**	**LINE KILOMETRES**
Quantec 2004 Gradient Moro Vein 50 x 50 metre grid	1.6	32.0
Quantec 2004 Gradient Esperanza Vein 50 x 50 metre grid	1.7	34.0
Quantec 2004 Gradient Deborah Vein 50 x 50 metre grid	2.1	42.0
Quantec 2004 Dipole Dipole Moro Vein 50 metre spacing		0.4
Quantec 2004 Dipole Dipole Esperanza Vein 50 metre spacing		0.4
Quantec 2004 Dipole Dipole Deborah Vein 50 metre spacing		0.4
Akubra 2004 Gradient Resistivity West Area 25 x 100 metre spacing	11.53	115.3
Akubra 2004 Gradient Resistivity West Area 25 x 100 metre spacing	4.86	48.6
Quantec 2007 Gradient IP-Resistivity 25 x 100 metre spacing	10.18	101.8
Akubra 2008 Resitivity 25 x 100 metre spacing	18.76	186.87
Total IP/Resistivity	**50.73**	**561.77**

Figure 15 Geophysical Survey Locations (Cerro Moro Tenements in grey)


LEGEND
Quantec 2004 Dipole
Quantec 2004 Gradient
Virginia
Lala
Georgina
Mosquito
Florencia
Gabriela
Esperanza
Lourdes
Michelle
Deborah
Barbara
Delen
Silvia

10.3.1 Ground Magnetics

Exeter purchased two GEM 19 Overhauser Magnetometers; a base station and a 'walking' magnetometer. The walking magnetometer is fitted with a GPS and was set to take readings every 2 seconds.

Initially an east-west oriented survey was undertaken over an 80 square kilometre area covering the principal areas of mineralisation as determined from previous work. The program was run in a series of blocks each covering 2 to 4 square kilometres. Lines have a 40 metre spacing, and the 2 second delay on readings gave an average reading spacing of 5 metres. The data was sent to consultant geophysicist, Dave Burt, for verification and processing.

Following the discovery of east-west oriented veins at Escondida, Patricia and Loma Escondida a second north-south oriented survey was conducted. This north-south survey was conducted with the same specifications as the preceding east-west survey. The final images were prepared by combining the north-south data with the east-west data.

During 2008 and the start of 2009 an additional 1,125 line kilometres of surveying was undertaken with 80 metre spaced north-south orientated lines, with the aim to complete coverage of the entire Cerro Moro property. This work is still in progress (refer to Figure 16 for current coverage over the tenements and an example of one of the products; first vertical derivative – northeast shade).

Figure 16 Cerro Moro Ground Magnetics – First Vertical Derivative – Northeast Shade


Virginia
Laura
Georgina
4675000 mN
Lala
Mosquito
Florencia
Moro
Dora
Susy
Gabriela
Loma Stockwork
Tres Lomas
Natalia
Romina
Michele
Patricia
Esperanza
Lourdes
Maria
DTS
Loma Escondida
Barbara
Deborah
Belen
Ana
Escondida
Silvia
Carla
Carlita
Cassius
Dolly
Doris
2.5 km
N

Excellent results were obtained as almost all the known structures have been differentiated in the processed ground magnetic data. Importantly, the structures are interpreted to extend under the shallow Tertiary marine sediment cover.

10.3.2 IP and Resistivity Surveys

Three programs of IP and Resistivity have been undertaken on the property. Refer to Figure 15 for the location of each survey.

10.3.2.1 Quantec 2004 Gradient Array I.P. – Resistivity Survey

The first IP and resistivity program was conducted by Quantec Geoscience Argentina S.A. ("Quantec"). Both gradient array and dipole-dipole survey methods were implemented. Three gradient array grids, each approximately 1 square kilometre in area, were surveyed; covering the Moro, Esperanza and Deborah vein structures. Each grid was composed of 50 metre spaced lines with a 50 metre station spacing along the lines. A single dipole-dipole line was also run over each of these structures. Refer to Figure 17 to Figure 22.

10.3.2.1 Akubra 2004 Resistivity Survey

From the initial survey undertaken by Quantec it was concluded that resistivity alone was sufficient to ascertain the presence of hidden structures. Akubra S.A. were then contracted to undertake a resistivity only survey over two large areas covering the eastern and western portions of the property. Refer to Figure 23 and Figure 24.

10.3.2.2 Quantec 2007 Gradient Array I.P. – Resistitvity Survey

A third survey was undertaken in the south of the property following a recommendation by Corbett (2007) in order to attempt to define additional narrow sulphidic veins similar to the high grade gold-silver and sulphidic segment on the Escondida Vein. This survey was run on north-south oriented lines with a 100 metre line separation and a 25 metre station separation. Refer to Figure 25 and Figure 26.

10.3.2.3 Akubra 2008 Resistivity Survey

A final survey was undertaken by Akubra in 2008 to extend the limits of the 2004 survey. This survey was run on north-south oriented lines with a 100 metre line separation and a 25 metre station separation, for a total of 187 line kilometres. Refer to Figure 27.

Figure 17 Quantec 2004: IP – Chargeability – Moro Prospect

Figure 18 Quantec 2004: IP – Resistivity – Moro Prospect


Moro
Florencia
100m


Moro
Florencia
100m

Figure 19 Quantec 2004: IP – Chargeability – Esperanza Prospect


Esperanza
100m

Figure 20 Quantec 2004: IP – Resistivity – Esperanza Prospect


Esperanza
100m

Figure 21 Quantec 2004: IP – Chargeability – Deborah Prospect


Deborah
100m

Figure 22 Quantec 2004: IP – Resistivity – Deborah Prospect


Deborah
100m

Figure 23 Akubra 2004: Resistivity Survey – South-East Area


Michelle
Maria
Deborah
Belen
500m

Figure 24 Akubra 2004: Resistivity Survey – West Area


1km
Mosquito
Moro
Florencia
Conceptual Targets
Nini
Nini-Esperanza-Gap
Marina
Esperanza
Tres Lomas
Patricia
Loma Escondida
Ornella
Escondidas
Dora
Susi
Gabriela
Natalia
Barbara
Silvia
2 674 000 mE
2 675 000 mE
2 676 000 mE
2 677 000 mE

Figure 25 Quantec 2007: Gradient Array – Resistivity


Gabriela
Loma Stockwork
Ramina
Esperanza
Tres Lomas
Lourdes
Patricia
Loma Escondida
Barbara
Carla
Silvia
1km
Dolly

Figure 26 Quantec 2007: Gradient Array – Chargeability


Mini-Esperanza-Gap
Gabriela
Marina
Loma Stockwork
Tres Lomas
Lourdes
Patricia
Loma Escondida
Barbara
Ornella
Escondidas
Carla
Silvia
1km
Dolly

Figure 27 Akubra 2008: Resistivity Survey – South-West Area


Dora
Susi
Nini
Nini Esperanza Gap
Gabriela
Natalia
Loma Stockwork
Marina
Romina
Esperanza
Tres Lomas
Lourdes
Patricia
Deborah
Loma Escondida
Barbara
Ornella
Escondidas
Carla
Silvia
Carlita
Cassias
Dolly
Doris
1km

10.4 Surface Sampling

Prior to the work of Exeter, a total of 2,982 samples were collected at Cerro Moro by Mincorp, where 2,163 of these were from trenches and rock chip channel samples, with the remaining 819 samples being spot rock samples.

Since Exeter commenced exploration work on the property in June, 2003 an additional 7,745 samples have been collected. Table 8 summarises the types and quantity of samples.

Table 8 Surface Samples Summary Table

Sample Type	Quantity
BLEG	70
LAG	2,688
Mobile Metal Ions	17
Rock Chip	719
Soil	356
Stream	124
Pan Concentrates	60
Trench & Channel	3,711
TOTAL	**7,745**

10.4.1 Rock Chip Samples

A total of 719 spot rock chip samples were collected from all of the main prospect areas; Escondida, Loma Escondida, Patricia, Tres Lomas, Patricia, Natalia, Gabriela, Nini, Carla, Deborah, Belen, Maria, Michelle, Moro, Dora, Lala, Laura and Georgina. This program of sampling was undertaken to assess targets identified in the geophysical products, as well as outcropping veins which had not been previously sampled. Sampling was also undertaken in areas of abundant float, where outcrop was not apparent, and also not previously sampled.

Many samples were analysed for gold only by fire assay (50 gram Au fire assay with either an atomic absorption spectroscopy ("AAS") or gravimetric finish – with a 1 part per billion ("ppb") Au detection limit) and others also included multi-element analyses using conventional inductively coupled plasma atomic emission spectroscopy ("ICP-AES") analysis with an aqua regia digestion (laboratory code "ME-ICP41"). Samples were submitted to the ALS Chemex[4] sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS Chemex laboratory in La Serena, Chile.

Figure 28 to Figure 32 summarise the results of the rock chip sampling for gold, silver, copper, lead and zinc values, respectively, where samples anomalous in all of these five elements are assigned a higher priority for follow-up.

[4] ALS Chemex is of the Mineral Division of the ALS Laboratory Group; where both the Argentine preparation facility and the Chilean laboratory are ISO-9001:2000 certified laboratories.

Figure 28 Rock Chip Samples – Au (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
Au_ppm
21.9 =< 51.7 [99% +] (6)
9.46 =< 21.9 [98<99%] (5)
3.51 =< 9.46 [95<98%] (16)
1.79 =< 3.51 [90<95%] (26)
0.44 =< 1.79 [80<90%] (53)
0.119 =< 0.44 [60<80%] (103)
0.02 =< 0.119 [30<60%] (156)
0.0025 =< 0.02 [<30%] (156)

Figure 29 Rock Chip Samples – Ag (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for Ag_ppm
611 =< 6010 [99% +] (5)
384 =< 611 [98<99%] (5)
100 =< 384 [95<98%] (14)
21.4 =< 100 [90<95%] (24)
5.2 =< 21.4 [80<90%] (48)
1.8 =< 5.2 [60<80%] (93)
0.6 =< 1.8 [30<60%] (142)
0.1 =< 0.6 [<30%] (141)
Percentiles

Figure 30 **Rock Chip Samples – Cu (ppm)**


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for: Cu_ppm
213 =< 480 [99% +] (5)
87 =< 213 [98<99%] (5)
41 =< 87 [95<98%] (14)
24 =< 41 [90<95%] (24)
14 =< 24 [80<90%] (54)
8 =< 14 [60<80%] (100)
4 =< 8 [30<60%] (152)
0.5 =< 4 [<30%] (121)
Percentiles

Figure 31 Rock Chip Samples – Pb (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for Pb_ppm
684 =< 4910 [99% +] (5)
365 =< 684 [98<99%] (5)
164 =< 365 [95<98%] (14)
61 =< 164 [90<95%] (24)
29 =< 61 [80<90%] (48)
15 =< 29 [60<80%] (118)
8 =< 15 [30<60%] (132)
1 =< 8 [<30%] (129)
Percentiles

Figure 32 Rock Chip Samples – Zn (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for Zn_ppm
1 =< 7 [<30%] (130)
7 =< 14 [30<60%] (145)
14 =< 30 [60<80%] (101)
30 =< 74 [80<90%] (51)
74 =< 134 [90<95%] (24)
134 =< 195 [95<98%] (14)
195 =< 241 [98<99%] (5)
241 =< 265 [99% +] (5)
Percentiles

10.4.2 Trenches and Rock Chip Channels Samples

Prior to the work of Exeter, a total of 405 hand dug trenches were completed by Mincorp, totalling 3,036 metres from which 2,163 samples were collected.

Exeter has completed to date a total 141 trenches for 2,637 metres, from which 1,710 samples have been collected and assayed. Trenching was conducted at the Carla, Carlita, Deborah, Escondida, Esperanza, Gabriela, Loma Escondida, Natalia, Patricia, Silvia and Tres Lomas.

The samples in the trenches were collected by hammer and chisel, every 2 metres, or less, as dictated by geology. Depending on the length of the samples, samples weights ranged between 1 and 7 kilograms, with an average sample weight of 5 kilograms.

All channel samples have been assayed for gold by fire assay with an AAS finish (laboratory code "Au-AA24") and silver by four acid "near-total" digestion (HF-HNO3-HClO4 digestion, HCl leach) with an AAS finish (laboratory code "Ag-AA61"). Samples were submitted to the ALS Chemex sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS Chemex laboratory in La Serena, Chile.

Figure 33 to Figure 37 summarise the results of the trench sampling for gold, silver, copper, lead and zinc values, respectively. The results of the trenching have been used as an aid to siting drill holes, where higher grade samples were considered higher priority. However, as there are now many cases of higher grade intersections beneath lower grade drill intersections or low grade trench results, the trenching has been used more to locate the prospective structures themselves. In areas where the recent post mineralisation cover deems trenching as not appropriate, fences of RC percussion drilling is used instead (e.g.: at the Silvia prospect).

Figure 33 Trenches and Chip Channel Samples – Au (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
Percentiles
for: Au_ppm
2,000 meters

Figure 34 Trenches and Chip Channel Samples – Ag (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for: Ag_ppm
Percentiles

Figure 35 Trenches and Chip Channel Samples – Cu (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for: Cu_ppm
139 =< 552 [99% +] (30)
77 =< 139 [98<99%] (30)
38.8 =< 77 [95<98%] (90)
20 =< 38.8 [90<95%] (196)
13 =< 20 [80<90%] (262)
6 =< 13 [60<80%] (602)
5 =< 6 [30<60%] (1552)
1 =< 5 [<30%] (230)
Percentiles

Figure 36 Trenches and Chip Channel Samples – Pb (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for: Pb_ppm
844 =< 4110 [99% +[(30)
560 =< 844 [98<99%] (30)
226 =< 560 [95<98%] (91)
92 =< 226 [90<95%] (149)
37 =< 92 [80<90%] (302)
20 =< 37 [60<80%] (853)
15 =< 20 [30<60%] (694)
1 =< 15 [<30%] (843)
Percentiles

Figure 37 Trenches and Chip Channel Samples – Zn (ppm)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for: Zn_ppm
245 =< 3300 [99% +[(31)
180 =< 245 [98<99%] (32)
115 =< 180 [95<98%] (91)
72 =< 115 [90<95%] (148)
41 =< 72 [80<90%] (300)
20 =< 41 [60<80%] (881)
15 =< 20 [30<60%] (641)
1 =< 15 [<30%] (867)
Percentiles

10.4.3 Soil and Mobile Metal Ion Samples

Exeter conducted a soil sample program during 2004 and 2005 with the objective of defining potential drill targets over resistivity anomalies. During this program 404 samples were collected. Due to the absence of a well-defined soil horizon the sampling methodology was to dig a hole 20 to 30 centimetres deep and to sieve (-80 #) the material collected from the bottom of the hole. The method failed to provide geochemical targets over areas of cover with the only anomalous results returned being from samples located proximal to the known outcropping veins (refer to Figures 22 and 23 that summarise the assay results for gold and silver of the soil samples).

Exeter conducted a trial Mobile Metal Ion ("MMI") soil sample program between the Esperanza and Nini structures, in an area with recent cover and no outcrop. A total of 17 samples were collected for

analysis. Samples were collected over two lines, an orientation line passing over the Nini vein with the second over marine sediments that form a ridge which separates the Nini and Esperanza prospects. The orientation line contained anomalous values; however the line over the covered area contained no anomalous results. The marine sediments that form the ridge have an estimated thickness of 40 metres, so drilling will be necessary to test whether the mineralisation continues between the two veins (refer to Figure 38 to Figure 42 that summarise the assay results for gold and silver of the MMI samples).

Figure 38 Soil and MMI Samples – Au (ppb)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
Percentiles
for: Au_ppm
0.057 =< 0.375 [99% +] (4)
0.039 =< 0.057 [98<99%] (3)
0.02 =< 0.039 [95<98%] (11)
0.015 =< 0.02 [90<95%] (16)
0.007 =< 0.015 [80<90%] (33)
0.003 =< 0.007 [60<80%] (37)
0.003 =< 0.003 [30<60%] (229)
0.003 =< 0.003 [<30%] (0)
2,000 meters

Figure 39 **Soil and MMI Samples – Ag (ppb)**


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
Percentiles
for: Ag_ppm
1.1 =< 2.6 [99% +] (5)
0.7 =< 1.1 [98<99%] (3)
0.5 =< 0.7 [95<98%] (9)
0.3 =< 0.5 [90<95%] (0)
0.3 =< 0.3 [80<90%] (316)
0.3 =< 0.3 [60<80%] (0)
0.3 =< 0.3 [30<60%] (0)
0.3 =< 0.3 [<30%] (0)
Percentiles
2,000 meters

Figure 40 Soil and MMI Samples – Cu (ppb)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
N
Percentiles
for: Cu_ppm
19 =< 21 [99% +] (4)
17 =< 19 [98<99%] (9)
16 =< 17 [95<98%] (10)
14 =< 16 [90<95%] (35)
13 =< 14 [80<90%] (22)
11 =< 13 [60<80%] (95)
9 =< 11 [30<60%] (94)
3 =< 9 [<30%] (64)
2,000 meters

Figure 41 **Soil and MMI Samples – Pb (ppb)**


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for: Pb_ppm
33 =< 68 [99% +] (4)
28 =< 33 [98-99%] (4)
23 =< 28 [95-98%] (9)
21 =< 23 [90-95%] (17)
18 =< 21 [80-90%] (46)
14 =< 18 [60-80%] (80)
9 =< 14 [30-60%] (77)
1 =< 9 [<30%] (96)

Figure 42 Soil and MMI Samples – Zn (ppb)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
Percentiles
for Zn_ppm
104 =< 126 [99% +] (4)
87 =< 104 [98<99%] (3)
76 =< 87 [95<98%] (11)
71 =< 76 [90<95%] (20)
63 =< 71 [80<90%] (31)
56 =< 63 [60<80%] (78)
49 =< 56 [30<60%] (88)
11 =< 49 [<30%] (98)
2,000 meters

10.4.4 Lag Sampling

A total of 34 lag soil sampling lines were completed for 2,688 samples totalling 67.2 line kilometres. The areas sampled include; Deborah, Escondida, Loma Escondida, Tres Lomas, Patricia, Barbara, Ana, Carla and Carlita. Several anomalies were detected, particularly over the known veins, indicating the effectiveness of the method. The four highest samples returned gold values of; 1,570 ppb, 1565ppb, 1215 ppb, and 1180 ppb. Each sample represents a composite over a 25 metre interval, and the material sampled is between 2 and 5 millimetres in size.

The lag samples were analysed for gold by fire assay and ICP-AES (laboratory code "Au-AA24") along with multi-element analysis using ME-ICP41m. Samples were submitted to the ALS Chemex

sample preparation facility in Mendoza, Argentina with analysis undertaken at the ALS Chemex laboratory in La Serena, Chile.

Figure 43 to Figure 45 summarise the location, gold and silver results. Gold values greater than 60 ppb and silver values greater than 1,250 ppb are considered anomalous, and samples returning values greater than these limits are followed up with detailed mapping, review of existing geophysics and rock sampling, as appropriate. Additional lag sampling to the east of the main survey has been designed along with infill lines between the currently spaced 200 metre lines, in areas with anomalous results.

Figure 43 LAG Samples – Location Map


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
N
2,000 meters

Figure 44 LAG Samples – Au (ppb) – (inset of Figure 43).


2,675,000 mE
2,677,000 mE
2,679,
4,671,000 mN
4,669,000 mN
4,667,000 mN
N
Percentiles
for: Au_ppb
279 =< 1570 [99% +] (27)
128 =< 279 [98<99%] (27)
56 =< 128 [95<98%] (82)
28 =< 56 [90<95%] (138)
13 =< 28 [80<90%] (296)
5 =< 13 [60<80%] (582)
2.5 =< 5 [30<60%] (1517)
1 =< 2.5 [<30%] (6)
1,000 meters

Figure 45 LAG Samples – Ag (ppb) – (inset of Figure 43).


2,675,000 mE
2,677,000 mE
2,679,
4,671,000 mN
4,669,000 mN
4,667,000 mN
N
Percentiles
for: Ag_ppb
2600 =< 8800 [99% +] (27)
1700 =< 2600 [98<99%] (32)
1000 =< 1700 [95<98%] (89)
600 =< 1000 [90<95%] (168)
500 =< 600 [80<90%] (259)
200 =< 500 [60<80%] (912)
100 =< 200 [30<60%] (1187)
100 =< 100 [<30%] (0)
1,000 meters

10.4.5 Orientation Stream Sediment Sampling Program

An orientation stream sediment sampling program was carried out over the Cerro Moro property during August 2008, to determine; the potential geochemical signatures of the known veins, potential discovery of new prospects; and to assist with the regional exploration programs. A total of 60 sites were sampled, comprised of 240 samples (not including duplicates or standard reference material). Four sample types were collected at each site (primarily varied in sample weight and assay technique):

1. An approximate 3 kilogram BLEG[5] sample – 2mm to 5 mm size fraction.

Two stream sediment samples of:

2. Approximately 500 g of 2 mm to 5 mm size fraction.
3. Approximately 500 g of -2 mm size fraction.

4. A minimum of 30 g of "pan concentrate", obtained by wet panning the sample.

10.4.5.1 BLEG Sampling

The size fraction of the BLEG sample was selected in an attempt to avoid the widespread recent volcanic air fall ash[6] present in the area. However it would appear that any minute mineralised fragments or potential small free gold particles were also not sampled, restricting the sampling to mineralisation solely on the surface of quartz grains/fragments, based on the low values received for these samples (which included sample sites in close proximity to known mineralised veins (e.g.: at Escondida and Esperanza). There was also high variability with the results, as evident in the duplicate samples 88749 and 88750 (located in the northwest portion of the property), which assayed 0.8 ppb Au and 38.7 ppb Au, respectively. Nevertheless, it is clear that anomalous BLEG sample results are related to the known surface and near surface mineralisation, as demonstrated in Figure 46 and Figure 47.

[5] BLEG – Bulk Leach Extractable Gold – utilises cyanide leach procedures for the extraction of gold, which are often used in grassroots exploration where cyanide extractable gold from a very large sample can sometimes detect small gold anomalies that otherwise would go undetected.

[6] A result of the 1991 Mount Hudson volcanic eruption that covered much of Patagonia in volcanic ash.

Figure 46 **BLEG Sample Results – Au ppb (2 – 5 mm size fraction)**


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
N
Percentiles
for Au_ppb
38.7 =< 38.7 [99% +] (1)
33 =< 38.7 [98<99%] (1)
3.9 =< 33 [95<98%] (2)
1.7 =< 3.9 [90<95%] (4)
1.4 =< 1.7 [80<90%] (6)
0.5 =< 1.4 [60<80%] (11)
0.1 =< 0.5 [30<60%] (24)
0.05 =< 0.1 [<30%] (11)
2,000 meters

Figure 47 **BLEG Sample Results – Ag ppb (2 – 5 mm size fraction)**


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
N
Percentiles
for Ag_ppb
2,000 meters

10.4.5.2 Pan Concentrate Sampling

The results of the pan concentrate samples were fairly irregular, where the reason is interpreted as a result of poor trap sites for heavy minerals in the low energy, poor developed drainage network. The gold results are presented in Figure 48.

Figure 48 Pan Concentrate Sample Results – Au ppb


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
N
Percentiles
for Au_ppb
2,000 meters

10.4.5.3 Stream Sediment Sampling

Two separate stream sediment sample size fractions were collected at each site; a -2 mm fraction sample and a 2 to 5 mm fraction. Figure 49 and Figure 50 demonstrate that the coarser fraction achieved higher gold assay results; however some anomalies identified in one size fraction are not clearly anomalous in the other fraction.

Figure 49 Stream Sediment Sample Results – Au ppb (-2 mm size fraction)


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
4,678,000 mN
4,674,000 mN
4,670,000 mN
4,666,000 mN
N
2,000 meters
Percentiles
for Au_ppb

Figure 50 **Stream Sediment Sample Results – Au ppb (2 mm to 5 mm size fraction)**


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
N
Percentiles
2,000 meters

11.0 DRILLING

Prior to Exeter, 34 drill holes for 2,593 metres was conducted by Mincorp, comprised of 19 diamond drill holes for 1,016 metres and 15 RC percussion drill holes for 1,577 metres.

To date, Exeter has drilled a total of 472 drill holes for 50,257.15 metres, comprised of 264 diamond holes for 20,876.85 metres and 208 RC percussion drill holes for 29,380.30 metres. Therefore the current total of drilling at Cerro Moro equates to 506 holes for 52,850.15 metres. Table 9 shows the total drill metres conducted by Exeter and the percentage by prospect, where presently 65% of the drilling has been conducted on the Escondida, Gabriela, Esperanza and Loma Escondida veins, with nearly half of the drilling solely at the Escondida prospect.

Table 9 **Drilling Details for Cerro Moro**

Prospect	Holes	RC (m)	DDH (m)	Total (m)	%
Carla	9	366.00	398.55	764.55	1.4
Carlita	4	265.00		265.00	0.5
Cassius	4	248.00	335.30	583.30	1.1
Conceptual Targets	23	1,899.45	94.80	1,994.25	3.8
Deborah	21	965.00	300.60	1,265.60	2.4
DTS	1	100.00		100.00	0.2
Dora	8	342.00		342.00	0.6
Escondida	**178**	**11,961.50**	**11,846.40**	**23,807.90**	**45.0**
Escondida North	4	310.00	191.15	501.15	0.9
Esperanza	**41**	**1,639.80**	**1,875.95**	**3,515.75**	**6.7**
Florencia	4	304.00	168.00	472.00	0.9
FMD	2	198.00		198.00	0.4
Gabriela	**40**	**2,453.05**	**2,361.10**	**4,814.15**	**9.1**
Lala	3	264.00		264.00	0.5
Laura	4	330.00	80.00	410.00	0.8
Loma Escondida	**27**	**1,090.00**	**941.55**	**2,031.55**	**3.8**
Loma Stockwork	4	490.00		490.00	0.9
Lourdes	1	80.00		80.00	0.5
Maria	2	284.00		284.00	0.5
Marina	4	264.00		264.00	0.5
Michelle	9	471.00	510.30	981.30	1.9
Moro	15	1,124.00	358.95	1,482.95	2.8
Mosquito	9	470.00	230.65	700.65	1.3
Natalia	8	624.00	93.45	717.45	1.4
Nini	21	1,011.50	479.90	1,491.40	2.8
Nini-Esperanza_Gap	4	440.00	50.50	490.50	0.9
Ornella	2	127.00		127.00	0.2
Patricia	16	640.00	698.55	1,338.55	2.5
Romina	2	142.00		142.00	0.3
Silvia	13	841.00	724.15	1,565.15	3.0
Susy	7	526.00	93.00	619.00	1.2
Tres Lomas	5	276.00	60.00	336.00	0.6
Virginia	11	411.00		411.00	0.8
TOTAL	**506**	**30,957.30**	**21,892.85**	**52,850.15**	

The majority of drilling by Exeter has been undertaken by Major Perforaciones Argentina; a subsidiary of the Major Drilling group based in Canada, with a limited number of diamond holes drilled by Patagonia Drill Mining Services S.A. Experienced expatriate drilling supervisors supervised the drilling operations.

Diamond core drilling has been mostly undertaken utilising track-mounted UDR650 multi-purpose rigs. All diamond core drilling has been HQ3 size utilising triple tube equipment. The majority of

diamond core holes were drilled using the Ballmark orientation system to provide accurate core orientations. Where water was intersected in RC percussion holes, resulting in lower sample recoveries, drilling was converted to diamond core to test the target zones.

RC percussion holes and percussion pre-collars to diamond drill holes were drilled utilising a UDR650 rig with (350psi/900cfm) air capacity. Holes were drilled with face-sampling hammers with hole diameters between 13.0 and 14.0 centimetres.

Exeter drill collars from MRC001 to MD268 (includes RC percussion and diamond drill holes), as well as the Mincorp RC percussion and diamond drill collars from ARC01 to ARC16 and DDH01 to DDH19 have been surveyed by a surveying contractor using a total station EDM theodolite and a differential GPS. The remaining drill collars (from MD269 to MD464) have been positioned by a surveying contractor using a differential GPS. Down-hole surveys by Exeter were performed at the time of drilling initially utilising an Ausmine ("Eastman-type") down-hole camera, and since March 2007, using a digital Reflex down-hole camera.

Figure 51 summarises the location of the drill collars relative to the various prospects.

Figure 51 Drill Collars and Prospects Location Map (see insert below for location)


Virginia
2675000 mE
Laura
2680000 mE
Georgina
Lala
Mosquito
2.5 km
Florencia
Moro
4677500 mN
Dora
Nini
Susy
Gabriela
Loma Stockwork
Michele
Tres Lomas
Natalia
Romina
Maria
Patricia
Esperanza
Lourdes
DTS
Loma Escondida
Barbara
Deborah
Belen
N
Ana
Escondida
Silvia
Carla
Carlita
4672500 mN
Cassius
Dolly

11.1 Escondida

At the Escondida prospect, Exeter has drilled a total of 175 drill holes for 23,702.9 metres, comprised of 144 diamond holes for 11,741.4 metres and 31 RC percussion drill holes for 11,961.5 metres (includes RC percussion metres drilled as pre-collars to diamond drill holes). Drilling has now traced the Escondida structure for approximately 3 kilometres, with approximately 2.5 kilometres of the structure hosting significant gold-silver mineralisation. The mineralisation has been divided into five zones; Escondida Far West, Escondida West, Escondida Central, Escondida East and Escondida Far East. Significant results (publicly released) are presented in Table 10.

Table 10 List of Significant Results – Escondida Prospect.

Drill Hole[¥]	From (m)	To (m)	Width (m)	Gold g/t)	Silver (g/t)	Gold Equivalent (g/t)*
ESCONDIDA FAR WEST						
MRC161	45.0	46.0	1.0	1.1	20	1.5
and	61.0	62.0	1.0	1.3	84	2.7
MRC162	76.0	77.0	1.0	1.3	74	2.5
MRC175	68.0	74.0	6.0	11.5	311	16.7
including	71.0	73.0	2.0	31.1	746	43.6
MRC178[§]	126.67	128.84	2.17	5.1	249	9.3
including	127.61	128.30	0.69	13.4	637	24.0
MRC254	94.0	97.0	3.0	11.2	308	16.4
including	95.0	96.0	1.0	28.6	620	38.9
MD206	18.66	19.45	0.79	2.7	348	8.5
MD206	38.85	41.25	2.40	2.7	166	5.5
MD216	94.00	101.53	7.53	33.2	2,219	70.2
including	97.87	100.63	2.76	86.7	5,915	185.3
includes	98.48	99.10	0.62	234.0	13,945	466.4
MD218	152.40	155.82	3.42	53.3	3,403	110.1
including	152.40	153.51	1.11	86.9	4,608	163.7
and	154.57	155.34	0.77	106.0	7,800	236.0
MD221	62.0	64.0	2.0	7.6	165	10.4
including	63.0	64.0	1.0	14.7	316	19.9
and	74.0	80.8	6.8	22.2	1,555	48.1
including	77.0	79.0	2.0	64.7	4,570	140.9
MD226	196.5	202.0	5.5	4.3	252	8.5
including	196.5	198.0	1.5	15.6	1,057	33.2
including	197.7	198.0	0.3	35.8	2,470	76.9
MD229	149.3	154.6	5.3	4.5	368	10.7
including	152.1	153.1	1.0	18.2	1,349	40.6
MD233	173.7	175.4	1.7	4.4	326	9.8
including	173.7	174.0	0.3	9.9	658	20.9
and	174.8	175.1	0.3	7.6	786	20.7
MD259A	185.96	194.95	8.99	2.0	211	5.5
including	194.25	194.95	0.70	17.9	2,003	51.3

Drill Hole*	From (m)	To (m)	Width (m)	Gold g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD389	59.00	62.00	3.00	1.2	61	2.2
and	69.00	72.36	3.36	72.8	6,471	180.6
including	69.81	72.36	2.55	95.5	8,466	236.7
MD398	113.03	115.00	1.97	53.8	3,667	114.9
MD405	173.00	174.00	1.00	1.7	62	2.7
and	180.40	182.00	1.60	2.5	100	4.2
including	180.40	180.70	0.30	11.2	426	18.3
and	188.29	190.50	2.21	0.7	28	1.1
MD446	143.50	145.50	2.00	1.9	336	7.5
including	144.65	145.50	0.85	4.3	490	12.5
and	153.82	155.16	1.34	0.7	72	1.9
ESCONDIDA WEST						
MRC084	22.00	24.00	2.00	16.3	178	19.3
and	29.00	30.00	1.00	39.7	1,590	66.2
MD085	62.00	63.27	1.27	3.6	52	4.4
including	62.33	62.85	0.52	6.7	79	8.0
MD095	43.85	45.95	2.10	65.7	2,218	102.7
including	43.85	44.30	0.45	246.0	5,450	151.6
MD096	10.20	12.90	2.70	18.8	364	24.8
Including	11.00	12.00	1.00	44.6	919	59.9
MD122	39.70	40.00	0.30	2.3	100	4.0
MD123	32.70	36.96	4.26	3.0	141	5.3
including	33.80	34.75	0.95	8.6	315	13.8
MD124	76.00	78.00	2.00	4.4	471	12.2
MD145	50.43	50.75	0.32	3.6	228	7.4
MD149	41.00	42.55	1.55	6.5	620	16.9
including	42.15	42.55	0.40	21.1	2,060	55.4
MD169	34.85	37.25	2.40	6.1	230	9.9
including	35.70	37.25	1.55	8.6	295	13.6
MD228	78.0	82.1	4.1	16.1	865	30.5
including	80.8	81.4	0.6	93.0	4,535	168.6
MD258	157.0	159.0	2.0	2.9	28	3.5
and	201.7	210.0	8.3	1.7	72	2.9
including	201.7	204.0	2.3	3.3	31.3	3.8
including	206.0	207.0	1.0	3.2	261	7.6
and	217.9	218.9	1.0	6.1	365	12.2
including	218.6	218.9	0.3	14.3	749	26.8
and	226.75	227.10	0.35	11.7	1,230	32.2
and	229.8	234.0	4.2	1.4	86	2.8
MD260	57.0	60.0	3.0	11.5	72	12.7
including	57.0	58.0	1.0	32.6	167	35.4
and	130.22	132.00	1.78	10.5	477	18.4
including	130.22	131.20	0.98	18.3	797	31.6
and	134.00	135.00	1.00	1.5	3	1.6
MD262	72.00	73.00	1.00	4.1	353	10.0
MD311	90.15	91.75	1.60	19.7	2,046	53.8

Drill Hole*	From (m)	To (m)	Width (m)	Gold g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD340	124.12	124.70	0.58	21.0	54	21.9
MD342	205.95	206.55	0.60	7.4	3,181	60.5
including	206.25	206.55	0.30	11.6	6,070	112.7
MD345	134.30	134.85	0.55	12.1	763	24.8
MD444	107.60	109.77	2.17	2.9	126	5.1
including	108.50	109.77	1.27	4.7	197	8.0
MD445	152.46	156.50	4.04	8.3	628	18.7
including	152.46	154.07	1.61	19.9	1,507	45.0
MD454	159.42	159.72	0.30	1.5	30	2.0
and	173.50	178.19	4.69	44.5	73	45.8
including	175.60	178.19	2.59	80.3	117	82.2
MD455	193.74	194.04	0.30	0.9	7	1.0
and	198.85	199.53	0.68	2.4	65	3.5
and	202.10	202.51	0.41	1.4	3	1.5
and	211.39	214.16	2.77	1.5	14	1.8
including	211.39	211.70	0.31	8.9	38	9.5
MD449	110.12	110.70	0.58	3.5	84	4.9
MD453	107.60	108.12	0.52	3.0	223	6.8
ESCONDIDA CENTRAL						
MD061	38.53	41.20	2.67	27.3	245	30.8
including	39.26	40.69	1.43	50.1	436	56.3
MD064	30.00	40.40	10.40	11.6	777	22.7
including	37.55	38.60	1.05	105.8	7,142	207.8
MD082	131.30	135.00	3.70	94.9	211	98.4
including	131.30	132.89	1.59	220.1	427	227.2
MD088	32.00	33.70	1.05	7.8	10	8.0
and	35.40	38.10	2.70	6.7	288	11.5
including	36.60	37.30	0.70	13.6	646	24.3
MD089	77.15	80.00	2.85	30.3	1,173	49.8
including	78.08	78.40	0.32	263.0	9,370	419.2
MD090	68.00	69.70	1.70	49.7	346	55.4
including	68.00	69.15	1.15	70.9	341	76.6
MD091	84.52	88.90	4.38	37.3	221	35.6
including	85.50	85.85	0.35	431.0	562	440.4
MD098	77.49	81.32	3.83	127.2	4,281	198.6
including	79.30	80.40	1.10	419.9	13,630	647.1
MD104a	149.26	149.72	0.46	3.0	73	4.2
MD105	101.47	102.45	0.98	3.1	437	10.4
including	102.02	102.45	0.43	6.4	963	22.4
and	105.47	110.00	4.53	1.9	286	6.6
including	105.47	106.38	0.91	8.3	1,227	28.8
MD106	28.50	32.00	3.50	61.8	1,887	93.2
including	29.40	30.41	1.01	212.1	6,068	313.2
and	43.00	46.00	3.00	9.5	1,018	26.5
including	44.48	44.83	0.35	62.3	7,590	188.8
MD112	100.40	103.66	3.26	34.0	2,331	72.9

Drill Hole*	From (m)	To (m)	Width (m)	Gold g/t)	Silver (g/t)	Gold Equivalent (g/t)*
including	100.40	102.01	1.94	56.6	3,819	120.3
MD113	45.20	50.00	4.80	3.7	12	3.9
MD115	54.35	55.73	1.38	51.4	3,305	106.5
including	55.00	55.41	0.41	99.0	5,380	188.7
MD139	30.72	33.97	3.25	33.8	540	42.8
including	31.11	32.75	1.64	63.4	851	77.6
including	32.00	32.45	0.45	134.5	1,040	151.8
MD140	79.56	85.25	5.69	10.5	367	16.6
including	82.58	83.30	0.72	25.4	321	30.8
including	83.90	84.63	0.73	40.4	1,320	62.4
and	109.00	110.76	1.76	7.0	1,404	30.4
including	110.48	110.76	0.28	35.2	5,960	134.5
MD142	118.50	118.80	0.30	1.4	205	4.8
and	139.95	140.32	0.37	32.8	3,330	88.3
MRC159	11.0	14.0	3.0	1.1	5	1.2
MD171	17.00	18.00	1.00	0.6	170	3.4
MD270	251.67	252.03	0.36	34.8	1,305	56.5
MD450	159.50	162.00	2.50	0.9	60	1.9
	166.75	168.41	1.66	5.9	160	8.6
MD451	166.32	166.62	0.30	64.8	46	65.6
	198.67	199.60	0.93	2.7	140	5.0
MD456	133.15	133.85	0.70	1.8	21	2.1
MD457	91.05	92.05	1.00	1.5	56	2.5
MD458	95.32	95.62	0.30	1.1	72	2.3
MD459	47.65	50.22	2.57	25.8	424	32.8
ESCONDIDA EAST						
MD087	30.06	32.07	2.01	19.1	409	25.9
including	31.03	32.07	1.04	35.9	747	48.3
MD107	85.84	86.17	0.33	2.4	27	2.9
MD108	23.08	24.06	0.98	18.2	619	28.5
MD109	126.50	128.73	2.23	2.7	86	4.1
including	126.80	127.20	0.40	10.5	259	14.8
MD110	26.00	29.08	3.08	24.6	538	33.6
including	27.39	29.08	1.69	43.3	971	59.5
MD111	26.80	27.78	0.98	79.2	572	88.7
including	27.40	27.78	0.38	197.0	1,230	217.5
MD117	43.99	45.60	1.61	19.5	93	21.0
including	44.88	45.60	0.72	34.4	155	36.9
MD118	50.63	52.60	1.97	49.9	80	51.2
including	52.30	52.60	0.30	198.5	172	201.4
MD135	76.00	78.20	2.20	9.3	140	11.6
MD137	72.28	73.13	0.85	20.9	200	24.2
including	72.78	73.13	0.35	35.9	325	41.3
MD148	130.63	134.00	3.37	2.1	14	2.3
and	140.00	141.00	1.00	0.8	95	2.4
MD151	98.40	99.20	0.80	11.6	26	12.1

Drill Hole[#]	From (m)	To (m)	Width (m)	Gold g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD152	99.40	100.17	0.77	9.4	92	10.9
ESCONDIDA FAR EAST						
MD373	150.45	156.00	5.55	302.4	6,623	412.7
including	150.75	151.95	1.20	841.4	13,317	1,063
and	172.00	173.10	1.10	9.2	15.8	9.5
MD393	200.00	214.00	14.00	5.7	20	6.1
including	201.90	202.20	0.30	14.9	28	15.3
and	206.00	207.00	1.00	47.9	27	48.4
MD395	148.03	149.00	0.97	2.7	37	3.3
and	159.95	160.25	0.30	1.3	19	1.7
MD396	146.06	146.41	0.35	1.2	8	1.4
and	161.00	163.00	2.00	1.2	2	1.2
MD400	171.50	171.90	0.40	4.5	13	4.7
MD413	105.68	106.10	0.42	8.2	214	11.8
MD414	209.12	209.42	0.30	1.2	65	2.3
	242.17	242.47	0.30	3.0	13	3.2
MD415	209.00	209.36	0.36	3.5	29	4.0
MD417	163.87	164.22	0.35	1.3	48	2.1
MD418	154.31	155.09	0.78	2.0	17	2.3
MD419	164.15	165.00	0.85	3.6	44	4.3
MD421	164.50	165.15	0.65	1.2	13	1.4
MD460	317.44	319.60	2.16	3.6	59	4.6
including	318.93	319.25	0.32	16.9	128	19.0
MD461	155.60	156.15	0.55	1.8	6	1.9
	168.00	170.00	2.00	1.3	NA[##]	-
MD462	173.00	173.80	0.80	1.1	16	1.4
	178.65	179.45	0.80	1.1	45	1.8
MD463	160.88	161.42	0.54	1.2	22	1.5
	190.70	191.00	0.30	1.0	8	1.1
MD464	162.00	163.00	1.00	1.2	NA[##]	-

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

[#] *MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.*

[§] Although MRC178 is designated as a RC percussion drill hole, the intersection presented in the above table represents a diamond core.

[##] The intersection between 57.0 to 60.0 metres represents mineralisation within the RC percussion pre-collar portion of the diamond drill.

[##] At the time of preparing this report, silver results for drill holes MD461 and MD464 had yet to be received.

NOTE: All intervals calculated at a 0.5 g/t gold cut-off, except for after drill holes; MD259A at Escondida Far West, MD262 at Escondida West, MD171 at Escondida Central, MD152 at Escondida East and of the Escondida Far East holes; which utilise a 1.0 g/t gold cut-off.

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Long sections, constructed in the plane of the main vein, have been prepared and contoured based on estimated true widths multiplied by the gold equivalent values. Figure 52 displays the entire known mineralised vein to date; as a key to the locations of the five main zones (Figure 53 to Figure 55).

Figure 52 Escondida Long Section Key


Figure 53
Figure 54
Figure 55
FAR WEST
WEST
CENTRAL
EAST
FAR EAST

Figure 53 Escondida Far West Long Section


29,300 mE
29,500 mE
29,700 mE
100 mRL
100 meters
AuEq g/t by True Width
>30
10 - 30
5 - 10
0.5 - 5
<0.5

The Escondida Far West discovery was the result of scout fence drilling designed to locate the potential north-western extension of the main Escondida structure, in an area with extensive post mineralisation cover. The detailed ground magnetic data was utilised to estimate the position of the structure. None of the mineralisation outcrops at surface. In addition to being a blind mineralised body, near surface holes, as well as holes on the margin of the higher grade shoot, intersected only low grade to anomalous gold and silver values. This has implications over the entire property, where many of the veins are low grade near surface, and were previously assigned a low priority.

Figure 54 Escondida West & Central Long Section


30,000 mE
30,200 mE
30,400 mE
30,600 mE
AuEq g/t by True Width
>30
10 - 30
5 - 10
0.5 - 5
<0.5
100 meters

Following the discovery of the two higher grade shoots at the central and western portions of Escondida, drilling focussed on tracing these plunging zones. Initially Escondida Central and Escondida West were interpreted to be two separate veins systems, or represented a faulted offset of the structure. However, drill holes MD122, MD123 and MD124, demonstrated that the two zones are in fact one continuous structural zone. In addition, MD228, a step back hole in this area, intersected higher grade gold and silver mineralisation, identifying the potential presence of another high grade plunging shoot, and further confirmed by MD260.

Drilling at Escondida Central focussed on the detailed delineation of bonanza-grade and high-grade shoots, to an approximate vertical depth of over 200 metres from surface. Significantly, high-grade gold and silver mineralisation at Escondida Central is associated with elevated base metal assays, as displayed in Table 11.

Table 11 **Significant Base Metal Results at Escondida East**

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equiv. (g/t)*	Cu %	Pb %	Zn %
MD064	37.55	38.60	1.05	105.8	7,142	224.8	0.6	2.4	4.2
MD082	131.30	132.89	1.59	220.1	427	227.2	0.2	1.5	0.8
MD089	78.08	78.40	0.32	263	9,370	419.2	0.1	1.4	3.7
MD098	79.30	80.40	1.10	419.9	13,630	647.1	0.4	2.1	3.4
MD106	44.48	44.83	0.35	62.3	7,590	188.8	0.1	1.1	1.4
MD112	100.40	102.34	1.94	56.6	3,819	120.3	0.3	0.9	1.7
MD115	55.00	55.41	0.41	99.0	5,380	188.7	0.3	2.7	3.1

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

Figure 55 **Escondida East & Far East Long Section**



Of significance was the bonanza intersection in MD373 at Escondida Far East in mid-2008 that was a "blind discovery" below shallow RC percussion holes that were drilled to test the south-eastern extension of the Escondida structure beneath gravel cover which was predicted by geophysical surveys. The RC hole above MD373 returned only slightly anomalous gold values.

Refer to Appendix 2 for a complete list of the pierce points with assay values used to construct the Long Sections.

11.2 Gabriela

The Gabriela Prospect is an Exeter discovery. Exeter has drilled a total of 40 drill holes for 4,814.15 metres, comprised of 26 diamond holes for 2,361.10 meters and 14 RC percussion drill holes for 2,453.05 meters (includes RC percussion metres drilled as pre-collars to diamond drill holes). Drilling to date has traced the structure for approximately 900 metres, where 560 metres of this hosts

significant mineralization (at the central-northwestern sector of the vein). Significant results (publicly released) are presented in Table 12.

Table 12 List of Significant Results – Gabriela Prospect

Drill Hole[#]	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
GABRIELA						
MD163	33.8	35.9	2.1	3.6	610	13.7
including	34.2	34.8	0.6	7.4	1,280	28.7
and	46.5	47.5	1.0	1.2	358	7.2
MD164[§]	41.7	42.6	0.9	1.3	243	5.3
MD179	29.58	32.00	2.42	2.2	286	7.0
including	30.65	31.44	0.79	4.3	440	11.6
MD181	71.9	72.3	0.4	3.7	614	13.9
and	74.9	84.8	9.9	1.2	229	5.1
including	82.0	84.8	2.8	2.6	480	10.6
and	88.9	89.4	0.5	1.9	326	7.3
and	109.0	110.0	1.0	1.7	216	5.3
MD183	20.5	24.1	3.6	2.9	506	11.3
including	21.5	22.1	0.6	6.4	1,090	24.5
including	22.6	23.0	0.4	6.0	990	22.5
and	25.4	30.9	5.5	1.3	161	4.0
including	25.9	27.3	1.4	2.2	374	8.4
including	29.5	30.0	0.5	2.6	144	5.0
MD184	23.8	24.6	0.8	1.8	260	6.2
MRC264	39.0	48.0	9.0	1.5	196	4.8
including	39.0	42.0	3.0	3.0	314	8.3
MRC266	54.0	56.0	2.0	2.4	317	7.7
MD318	31.00	36.74	5.74	1.6	221	5.3
including	33.77	36.40	2.63	3.0	394	9.6
MD321	54.60	59.78	5.18	3.4	421	10.4
including	58.97	59.78	0.81	15.9	2,080	50.5
MD322	248.90	257.20	8.30	0.7	137	3.0
including	252.35	252.65	0.30	3.5	617	13.8
and	253.90	254.55	0.65	3.6	722	15.7
MD323	49.00	51.28	2.28	1.0	144	3.4
and	54.74	57.78	3.04	3.0	370	9.2
including	56.20	56.77	0.57	6.5	946	22.2
MD324	166.64	169.52	2.88	1.5	244	5.5
including	167.05	167.37	0.32	2.3	826	16.1
MD327	185.58	187.87	2.29	1.7	262	6.0
including	185.58	186.44	0.86	2.8	416	9.8

Drill Hole[#]	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD328	163.20	163.75	0.55	2.4	869	16.9
MD337	173.00	174.00	1.00	0.8	181	3.8
and	176.00	177.93	1.93	1.4	177	4.4
MD357	138.74	139.11	0.37	1.7	166	4.4
and	141.89	143.00	1.11	0.7	369	6.8
MD362	128.85	142.00	13.11	1.0	124	3.1
including	129.73	130.74	1.01	6.3	658	17.3
MD364	110.95	113.79	2.84	3.0	474	10.9
including	112.39	113.79	1.40	4.5	709	16.3
MD366	113.84	117.34	3.50	1.0	138	3.3
MD368	158.56	167.74	9.18	1.6	272	6.2
including	158.56	162.90	4.34	3.1	502	11.5
MD371	74.85	75.35	0.50	15.4	2,630	59.3
and	77.00	81.05	4.05	9.8	1,510	35.0
including	77.35	79.00	1.65	21.1	3,157	73.7
and	87.30	87.60	0.30	2.6	303	7.6
and	97.50	98.60	1.10	1.7	59	2.7
and	104.00	104.85	0.85	6.0	1,246	26.7
MRC372	79.0	81.0	2.0	5.5	987	22.0
and	83.0	84.0	1.0	0.5	94	2.1
and	86.0	87.0	1.0	0.5	78	1.8
MD338A	64.00	64.40	0.40	1.2	164	3.9
	71.40	72.00	0.60	0.6	100	2.3
	209.35	209.65	0.30	1.4	276	6.0
MD416	48.00	48.70	0.70	0.7	97	2.4
MD420	80.0	81.0	1.0[##]	2.9	337	8.5
	109.40	109.70	0.30	0.9	110	2.7
	160.20	160.57	0.37	0.7	139	3.0
MRC423	41.0	45.0	4.0	0.8	117	2.8
including	41.0	42.0	1.0	2.1	228	5.9
MRC424	46.0	47.0	1.0	2.2	243	6.2

* Gold equivalent grade for silver is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery. Gabriela appears to be a silver rich vein; however, gold equivalent grades are included here for ease of comparison.

[#] *MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.*

[§] Drill hole MD164, actually intersected mineralization greater than 0.5 g/t gold in the interval 2.0 – 3.5 metres, however given that the core recoveries in this interval was significantly less than required for reporting purposes this interval was assigned a gold grade of zero.

** The results presented for MD420, between 12.0 – 13.0 m and 80.0 – 81.0 m respectively, represent samples from the RC percussion pre-collar portion of the diamond drill holes.

NOTE: All intervals calculated at a 0.5 g/t gold cut-off except for drill holes after MRC266, which utilise a 1.0 g/t gold equivalent cut-off.

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 56).

Figure 56 Gabriela Long Section


100 meters

Refer to Appendix 2 for a complete list of the pierce points with assay values used to construct the Long Sections.

11.3 Esperanza

The Esperanza prospect was initially drilled by Mincorp. Drilling by Exeter has extended the strike length to approximately 1,500 metres. Exeter has completed a total of 38 drill holes for 3,327.40 meters, comprised of 24 diamond holes for 1,687.60 meters and 14 RC percussion holes for 1,639.80 meters (includes RC percussion metres drilled as pre-collars to diamond drill holes). The Esperanza prospect has two main separate shoots designated as Esperanza Central and Esperanza Southeast. Approximately 70 percent of the drilling by Exeter was concentrated at Esperanza Central with the reminder at the south-east sector. Significant results (publicly released) of both shoots are presented in Table 13.

Table 13 List of Significant Results – Esperanza Prospect

Drill Hole[#]	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
ESPERANZA						
MRC038	34.0	38.0	4.0	3.7	292	8.6
and	49.0	51.0	2.0	7.8	729	19.9
including	49.0	50.0	1.0	11.8	1,050	29.3
MRC057	38.0	41.0	3	4.0	323	9.4
and	78.0	81.0	3	2.1	76	3.3
MRC059	20.0	24.0	4	3.2	271	7.8
MRC060	15.0	18.0	3	1.0	115	2.9
MD076	42.58	45.60	3.02	5.6	664	15.1
MD077	33.23	34.89	1.66	1.1	123	2.8
MD315	121.86	122.91	1.05	4.2	364	10.2
including	121.86	122.26	0.40	8.1	919	23.5
MD336	95.33	95.72	0.39	14.6	100	16.3
ESPERANZA SOUTHEAST (in rhyolite)						
MD-099	33.70	48.73	15.03	1.2	78	2.5
including	35.33	38.87	3.54	3.3	190	6.5
MD-100	36.95	40.25	3.30	6.9	206	10.3
MD-101	32.37	38.46	6.09	7.5	141	9.9
including	35.00	38.00	3.00	13.3	248	17.5
ESPERANZA SOUTHEAST (in andesite)						
MD-102	39.77	40.77	1.00	1.5	121	3.5
MD-103	9.04	10.55	1.51	10.7	341	16.4
including	9.61	10.55	0.94	17.1	511	25.6

* Gold equivalent grade for silver is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

[#] *MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.*

Long sections, constructed in the plane of the main vein, have been prepared and contoured based on estimated true widths multiplied by the gold equivalent values. Figure 57 displays the entire known mineralised vein to date; as a key to the locations of the two main zones (Figures 58 and 59).

Figure 57 Esperanza Long Section Key


ESPERANZA CENTRAL
ESPERANZA SOUTHEAST

Figure 58 Esperanza Central Long Section


AuEq g/t by True Width
100 meters

The majority of the holes at Esperanza Central have only tested the structure to a maximum depth from surface of approximately 50 metres. The main Esperanza Central higher grade shoot, located to the east, has been traced along strike for approximately 100 metres, and is open at depth.

Figure 59 Esperanza Southeast Long Section


23,000 mE
23,200 mE
23,400 mE
23,600 mE
200 mRL
0 mRL
RxESE_01
RxESE_02
TESE_06
TESE_01
TESE_07
TESE_02
TESE_04
TESE_05
MD166
MD102
MD103
MD294
MD101
MD099
MD100
MD129
MD128
MRC244
MD134
MD126
MRC246
AuEq g/t by True Width
100 meters

The main Esperanza Southeast vein has been traced along strike for approximately 340 metres, with approximately 120 metres of this hosting higher grade gold mineralisation. This shoot has only been tested to 80 metres below surface. Scout drilling has extended the structure for 680 metres to the southeast under Tertiary marine sediment cover but not with significant gold or silver results. Esperanza Southeast is characterised by broad vein and stockwork intersections, compared to Esperanza Central where the intersections correspond to single vein structures, with narrow alteration halos and associated veinlets.

Refer to Appendix 2 for a complete list of the pierce points with assay values used to construct the Long Sections.

11.4 Loma Escondida

At the Loma Escondida prospect Exeter has drilled a total of 25 drill holes for 1,907.55 metres, comprised of 19 diamond holes for 941.55 metres and 6 RC percussion drill holes for 966 metres (includes RC percussion metres drilled as pre-collars to diamond drill holes). Drilling and trenching have now traced the Loma Escondida structure for approximately 600 metres. Significant results (publicly released) are presented in Table 14.

Table 14 List of Significant Results – Loma Escondida Prospect

Drill Hole[#]	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
LOMA ESCONDIDA						
MD092	18.90	20.30	1.40	51.2	1,679	79.2
including	19.23	20.00	0.77	90.9	2,930	139.7
MD093	15.92	16.39	0.47	2.6	66	3.7
MD094	12.49	12.79	0.30	4.8	348	10.6
MD130	27.40	28.71	1.31	77.9	4,153	147.1
	27.40	27.77	0.37	261.0	13,183	480.7
MD131	21.00	23.00	2.00	4.3	305	9.4
	21.00	21.76	0.76	8.4	546	17.4
MD133	58.00	59.00	1.00	1.7	107	3.5
MD189	54.0	54.5	0.5	48.5	2,940	97.5
MD191	54.4	54.7	0.3	36.2	1,270	57.4
MD195	40.54	41.28	0.74	57.5	5,226	144.6
including	40.54	40.90	0.36	117	10,480	291.7
MD197	21.0	22.0	1.0	11.7	911	26.8
including	21.7	22.0	0.3	35.5	2,170	71.6
MD243	95.72	96.40	0.68	35.1	3,252	89.3
including	95.72	96.10	0.38	62.5	5,780	158.8
MD245	90.57	90.87	0.30	16.0	652	26.8

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD300	40.60	41.55	0.95	8.8	932	24.3
including	41.10	41.55	0.45	17.6	1,805	47.7

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

\# *MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.*

NOTE: All intervals calculated at a 0.5 g/t gold cut-off.

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 60).

Figure 60 Loma Escondida Long Section


74,500 mE
74,700 mE
74,900 mE
100 mRL
TLE_10
TLE_01
TLE_02
TLE_03
TLE_04
TLE_07
TLE_09
ARC14
MD300
MD133
MD093
MD094
MD197
MD308
MD239
MD245
MD305
MD306
MD132
100 meters

Drilling has focussed on delineating the high-grade, albeit relatively narrow, gold-silver mineralised shoots. As at the Escondida Prospect, the higher-grade gold-silver intersections are associated with anomalous base metal values (refer to Table 15).

Table 15 Significant Base Metal Results at Loma Escondida

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equiv. (g/t)*	Cu ppm	Pb ppm	Zn ppm
MD092	18.90	20.30	1.40	51.2	1,679	79.2	141	3,199	220

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equiv. (g/t)*	Cu ppm	Pb ppm	Zn ppm
including	19.23	20.00	0.77	90.9	2,930	139.7	200	5,442	298
MD094	12.49	12.79	0.30	4.8	348	10.6	30.0	1,040	31
MD130	27.41	28.72	1.31	77.9	4,153	147.1	557	5,286	365
including	27.41	27.78	0.37	261.0	13,183	480.7	1,760	17,500	705
MD131	21.00	23.00	2.00	4.3	305	9.4	195	236	230
including	21.00	21.76	0.76	8.4	546	17.4	307	390	238

Refer to Appendix 2 for a complete list of the pierce points with assay values used to construct the Long Sections.

11.5 Silvia

At the Silvia prospect Exeter has drilled a total of 13 drill holes for 1,565.15 metres, comprised of 3 diamond holes for 724.15 metres and 10 RC percussion drill holes for 841 metres (includes RC percussion metres drilled as pre-collars to diamond drill holes). Drilling has now traced the Silvia structure for approximately 600 metres. Significant results (publicly released) are presented in Table 16.

Table 16 List of Significant Results – Silvia Prospect

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
SILVIA						
MRC154**	74.15	74.45	0.3	25.6	138	27.9
and	111.43	113.17	1.74	12.2	37	12.8
including	111.43	112.40	0.97	21.4	53	22.3
MRC155	24.0	27.0	3.0	10.0	159	12.6
MRC156	34.0	37.0	3.0	4.9	62	5.9
including	*36.0*	*37.0*	*1.0*	*12.9*	*113*	*14.8*
and***	85.68	86.19	0.51	7.9	67	9.0
MRC186	64.0	65.0	1.0	2.2	3	2.3
and	73.0	75.0	2.0	11.6	85	13.0
MRC187#	10.0	11.0	1.0	7.3	2	7.3
and	50.0	51.0	1.0	1.4	6	1.5
MRC188	9.0	12.0	3.0	12.0	97	13.6
MD290	159.00	159.96	0.96	4.3	9	4.4
MRC377	5.0	7.0	2.0	14.3	3	14.3

Drill Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
	5.0	6.0	1.0	27.3	5	27.3

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

** MRC denotes a percussion drill hole, however this new intersection represents a diamond core extension of a previous hole.

*** The results of this portion of the RC percussion drill hole MRC156 represent a diamond core extension of the hole.

Note: MRC187 also intersected mineralisation greater than 0.5 g/t gold between the interval 54.0 to 57.0 metres, however the recoveries were significantly less than reporting requirements. In addition drill hole MRC190 (refer to plan) intersected mineralisation well greater than 0.5 g/t gold between the interval 64.0 to 67.0 metres, however the recoveries were also significantly less than for reporting requirements.

NOTE: All intervals calculated at a 0.5 g/t gold cut-off.

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

The Silvia prospect was initially discovered via a fence of RC percussion scout drill holes (MRC154, MRC155 and MRC156 – refer to Figure 61 for the hole locations), following up rock chip sampling of very poor outcropping veins that were anomalous in gold, silver and base metals; analogous to sections of the Escondida prospect. Two additional fence lines of RC percussion drill holes were drilled approximately 80 metres east and west of the discovery section to test for strike extensions, and also successfully intersected mineralised veining. Following the extension of drill holes MRC154 and MRC156 with diamond core tails there was some uncertainty as to the orientation of the mineralisation and hence the preferred drilling direction to test these structures. Surface mapping and three more diamond drill holes were completed to gain additional data to clarify the situation. The new holes include MD280, MD290 and an extension diamond tail on hole MRC186.

Figure 61 Plan of Drill Hole Locations at the Silvia Prospect


N
MRC370
MRC192
MRC190
MD290
MD297
MRC156
MRC154
MD280
MRC188
MRC187
MRC186
50 meters

The two diamond drill holes, MD280 and MD290, were drilled oblique to the earlier north dipping holes, in a northwest direction to cover the possibility that the mineralised structures were striking parallel to the northeast trending Barbara structure. In particular hole MD280 was designed to test two alternative strike possibilities for the mineralisation including;

1. The two intersections in MRC154 and 156 were the same as in MRC187 and 188 with an east-west strike, or

2. The intersection were separate veins with a north-easterly strike, parallel to the Barbara trend.

The first interpretation has been adopted as the most likely and confirms that the original north-south drilling direction was appropriate. The evidence for this assumption lies in the fact that MD280 intersected several zones of mineralisation within the first 100 metres of the hole and there was no veining near the end of the hole, which would have been expected if they were parallel to the Barbara trend.

Based on this interpretation there are two mineralised veins with an east-west strike and southerly dip in the eastern portion of the Silvia prospect and these have been named the A and B veins. The A vein

correlates to the discovery outcrop and is characterised by high lead values whereas the B vein is relatively low in lead.

11.6 Patricia

The Patricia prospect is an Exeter discovery based on follow-up of surface rock chip sampling and a re-interpretation of the ground magnetic. A total of 16 holes for 1,338.85 metres have been drilled to date, comprised of 10 diamond holes for 698.55 meters and 6 RC percussion drill holes for 640 meters. Drilling has traced the Patricia structure for approximately 720 metres, with 420 metres of the structure (the central-west part of the vein) hosting significant gold-silver mineralization. Significant results (publicly released) are presented in Table 17.

Table 17 List of Significant Results – Patricia Prospect

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
PATRICIA						
MD067	49.64	51.10	1.46	7.5	934	23.1
including	50.03	50.60	0.57	18.1	2,290	56.2
MD069	49.40	49.89	0.49	1.3	162	3.6
MD071	25.00	26.29	1.29	2.1	10	2.2
MRC202	38.0	40.0	2.0	8.6	1,238	29.3
MRC207	59.0	61.0	2.0	2.0	194	5.2
MRC219	36.0	38.0	2.0	2.9	3	2.9
MD250	141.55	142.20	0.65	2.0	93	3.6
MD251	141.00	142.00	1.00	4.9	6	5.0

* Gold equivalent grade for silver is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery. Patricia appears to be a silver rich vein; however, gold equivalent grades are included here for ease of comparison.

MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE: All intervals calculated at a 0.5 g/t gold cut-off, except holes MD250 and MD251 that were calculated at a 1.0 g/t gold equivalent cut-off.

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

The Patricia structure was initially tested by five shallow diamond drill holes, primarily collared on the central-east part of the structure. Of these MD067, the western-most hole at that time, returned

high-grade gold-silver mineralization. Further drilling of three drill fences, comprised of 6 RC percussion scout holes extended the Patricia structure 480 metres to the west, under Tertiary marine sediment cover with positive results.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 62).

Figure 62 Patricia Long Section


100 meters

Refer to Appendix 2 for a complete list of the pierce points with assay values used to construct the Long Sections.

11.7 Deborah

At the Deborah prospect Exeter has drilled a total of 19 drill holes for 1,163.45 metres, comprised of 4 diamond holes for 198.45 metres and 15 RC percussion drill holes for 965 metres. Significant results (publicly released) are presented in Table 18.

Table 18 List of Significant Results – Deborah Prospect

Drill Hole[#]	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
DEBORAH						
MRC025	23	27	4.0	2.8	19	3.1
MRC027	29	32	3.0	4.5	98	6.1
MRC028	28	30	2.0	10.7	127	12.8
MRC029	26	29	3.0	6.5	197	9.8
MRC030	14	19	5.0	4.8	105	6.5
MRC032	27	29	2.0	6.5	124	8.6
MRC052	59	64	5	2.9	74	4.1
MRC053	41	55	14	3.0	61	4.1

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
including	49	50	1	13.0	142	15.3
MRC055	31	34	3	2.4	17	2.7
MD063	80.13	88.00	7.87	1.0	23	1.3
including	82.10	84.13	2.03	1.5	60	2.4

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE: All intervals calculated at a 0.5 g/t gold cut-off.

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

Drilling at Cerro Moro initially focused on the Deborah Prospect, as it is an obvious outcropping vein, anomalous in gold. Relatively shallow drilling returned promising results, particularly with grades and down-hole widths improving to the northeast. However, follow-up drilling generally demonstrated that the gold grades and widths of the mineralisation decreased with depth. A major northwest trending structure, observed in the ground magnetic and interpreted as being post-mineralisation, clearly terminates the Deborah structure at the northeastern end.

Following the change in exploration focus in 2007 from these northeast trending, obviously outcropping veins on the property to east-west to northwest orientated structures that tend to be recessive with little or no outcropping quartz veins, no further work has been conducted on the Deborah prospect.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 63).

Figure 63 **Deborah Long Section**


40 000 mE
40 200 mE
40 400 mE
40 600 mE
100 meters

The long section is dominated by the wide, moderate-grade, intercept of the Mincorp hole, DDH16, that to date has not been duplicated.

Although currently a low priority, further work is recommended at the Deborah prospect, as potential exists for the higher grade and wider mineralization at the northeastern end to have a down dip plunge component. In addition the vein can be traced in the ground magnetics for at least an additional 250 metres to the southwest under cover, that has yet to be drill tested. It is recommended that re-logging and detailed mapping be conducted as a first pass review of the prospect.

Refer to Appendix 2 for a complete list of the pierce points with assay values used to construct the Long Sections.

11.8 Michelle

At the Michelle prospect Exeter has drilled a total of 5 drill holes for 569.10 metres, comprised of 5 diamond holes for 400.10 metres and 0 RC percussion drill holes for 169 metres (represents RC percussion precollar metres of the diamond holes). Drilling and trenching have now traced the Michelle structure for approximately 300 metres. Significant results are presented in Table 19.

Table 19 List of Significant Results – Michelle Prospect

Drill Hole[#]	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MICHELLE						
MD382	12.0	13.0	1.0[#]	4.0	0.4	4.0
MD384**	17.0	20.0	3.0	1.3	BDL	N/A
	54.00	56.00	2.00	3.4	100	5.0
including	55.00	55.40	0.40	9.5	273	14.1
	58.00	59.00	1.00	2.0	18	2.3
	68.00	69.00	1.00	0.6	39	1.3
	75.00	76.00	1.00	1.1	12	1.3
MD386	102.73	105.35	2.62	7.4	147	9.9
including	103.18	103.50	0.32	42.3	541	51.3

* Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

[#] The prefix "MRC" denotes a reverse circulation percussion drill hole, where "MD" denotes a diamond drill hole.

The intervals for the "Conceptual Targets" and "Romina" prospects were calculated at a 0.5 g/t gold cut-off, with the remaining intervals calculated at a 1.0 g/t gold equivalent cut-off (with no cutting of high grades).

** The interval 17.0 to 20.0 m within diamond hole MD384, represents the RC percussion pre-collar portion of the hole.

A long section, constructed in the plane of the main vein, has been prepared and contoured based on estimated true widths multiplied by the gold equivalent values (refer to Figure 66).

Figure 64 Michelle Long Section


45,000 mE
45,200 mE
100 mRL
TMI15
TMI16
TMI17
T137
TMI18
T138
TMI19
TMI20
T139
TMI21
TMI22
T140
TMI23
T141
T142
TMI24
T143
T144
TMI25
TMI26
T145
MD382
DDH18
MD384
MD386
ARC01
DDH19
MD387
MD391
ARC02
AuEq g/t by True Width
100 meters

Refer to Appendix 2 for a complete list of the pierce points with assay values used to construct the Long Sections.

11.9 Carla

At the Carla prospect Exeter has drilled a total of 8 drill holes for 624.05 metres, comprised of 5 diamond holes for 323.05 metres and 3 RC percussion drill holes for 301 metres. Significant results (publicly released) are presented in Table 20.

Table 20 List of Significant Results – Carla Prospect

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
CARLA						
MRC44	26	27	1	8.0	684	19.4
MRC45	46	56	10	15.4	790	28.6
including	47	49	2	43.6	2293	81.8

Drill Hole#	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)*
MD066	20.16	35.75	15.59	6.6	198	9.5
including	31.3	35.15	3.85	22.3	678	32

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

MRC denotes a reverse circulation percussion drill hole, and MD denotes a diamond drill hole.

NOTE: All intervals calculated at a 0.5 g/t gold cut-off.

Drill widths presented above are drill intersection widths and may not represent the true widths of mineralization.

The high-grade gold and silver mineralization encountered in drill holes MRC045 and MD066 (refer to Figure 67 for a plan of the drill hole locations) is hosted within an earlier brecciated white quartz vein with a black silica matrix, and is similar to some of the textures found at the Escondida prospect. Subsequent holes beneath these intersections failed to intersect the veins and no further work has since been attempted.

Figure 65 Plan of Drill Hole Locations at the Carla Prospect


N
MD081
MD072
MRC045
MD066
MRC046
MD073
MRC044
MD074
MRC242
Carla
MRC241
MRC239
MRC240
MRC236
Carlita
0
meters
400

Both intersections were less than 50 metres below highly mineralised outcrop and significant trenching results. A trench between the two holes failed to intersect the structure, although it intersected anomalous gold mineralisation in one sample. From structural measurements of some narrow veinlets in this mineralised interval they are observed to be striking north and not toward the other mineralised exposures to the east and west.

Re-logging and detailed mapping has led to the interpretation that the mineralisation in both holes is truncated by a major fault zone which can be traced for many hundreds of metres to the north-west and south-east. The "Carla fault" is up to 10 metres wide in places and contains fragments of mineralised material in a rock flour matrix and is interpreted to be post mineral. Previous logging in both the anomalous trenches and core partly identified this major structure but its correlation between holes was ambiguous. In many places this is understandable as the clasts are the same composition as the fine rock flour matrix and could be interpreted as a volcanic breccia. Due to the small chip size it is almost impossible to see these textures in the percussion holes. The fault has a strike of 300 degrees true north and dips at more than 80 degrees to the northeast.

From the surface quartz float it has been concluded that the mineralised veins are two separate structures, which occur as steep, south dipping, tensional spurs with an east-west strike and that they pinch out toward the east. It is likely that the veins were part of an early, syn-mineral event on the main fault, which was reactivated as the tectonic breccia at a later time. Given the geometry of the veins and the tectonic breccia it is very difficult to see any significant tonnage within this system. There are however, several scenarios, which may lead to further intersections as follows:

- The plunge direction above the intersection of the veins with the fault could be tracked at depth, to the southeast, however this target is ribbon like and very accurate targeting will be required. Two shallow holes to intersect the mineralised veins 20 metres due east of the previous intersections and at the same elevation have been proposed. These holes would be drilled from north to south. If these are successful they will determine the strike of the veins and the position of the fault. Subsequent deeper holes with equally small separation could then attempt to track the veins down plunge.

- It is possible that other small mineralised structures are present as spurs in the hanging-wall of the main fault. It is not clear how to target these but detailed IP may be effective. Alternatively a series of scout holes could be drilled 20 metres above and parallel to the fault in a north westerly direction, where it is recommended that these holes be diamond core holes as the fault is very hard to see in RC percussion chips.

- Another less likely, but possible alternative is that the veins continue beneath the tectonic breccia with little displacement. It may be significant that MRC044 intersected one metre of 8.0 g/t Au and 684 g/t Ag from 26 metres, below the fault in the L1 andesite. Step back holes, 25 metres behind MRC044, MD073 and MD074 would test this hypothesis. Alternatively a series of holes within 20 metres of, and parallel to the fault in its footwall, may also achieve the same result but would be more risky.

The Carla Fault zone can be traced on the surface at least as far as the southern end of the Barbara structure to the north-west and as far south as the trenches west of Carlita to the south-east. It is likely that this fault zone is part of the same structure as the Esperanza Nini system. Anomalous samples have been taken along its entire length.

Not all sections of the structure have the late brecciation, as early mineralised segments appear to be preserved when the later movement branches around them. Other targets may exist along these tectonic breccias including early, syn-mineral sections appearing as preserved parallel structures and spur veins which may link between two of these northwest trending structures. East-west targets such as Silvia, Loma Escondida, and Patricia may represent other spur/link veins within this system.

11.10 Other Prospects

To date there are at least 20 other prospects identified at Cerro Moro that have anomalous drilling or anomalous surface sampling that require follow-up. Significant results are presented in Table 21.

Table 21 List of Significant Results – Other Prospects

Drill Hole§	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents * (g/t)
Nini-Esperanza Gap						
MRC209	44.0	46.0	2.0	0.9	150	3.4
MRC211	82.0	84.0	2.0	2.6	322	8.0
including	82.0	83.0	1.0	4.6	567	14.1
MRC215	34.0	35.0	1.0	1.5	143	3.9
Tres Lomas						
MD276	22.40	23.77	1.37	5.3	367	11.4
Ornella						
MRC303	8.0	9.0	1.0	2.7	23	3.1
Susy						
MRC314	30.0	32.0	2.0	1.4	72	2.6
MRC412	40.0	41.0	1.0	1.1	2	1.1
MRC432B	75.0	76.0	1.0	0.4	39	1.0
Escondida North						
MD401	35.0	36.0	1.0	1.6	16	1.9
MD402	115.35	117.00	1.65	1.3	26	1.8
Deborah Termination Structure						
MRC380	45.0	46.0	1.0	2.3	3	2.3
Conceptual Targets#						
MRC341	96.0	97.0	1.0	0.5	27	0.9
MRC347	39.0	41.0	2.0	0.6	3	0.6
MRC349	48.0	51.0	3.0	2.3	0	2.3
MRC350	27.0	28.0	1.0	0.6	10	0.8
MRC351	69.0	70.0	1.0	2.2	136	4.5
Natalia						
MRC440	40.0	42.0	2.0	1.6	13	1.8
Natalia Southeast						
MRC436	50.0	51.0	1.0	1.8	0.4	1.8
MRC437	62.0	63.0	1.0	1.3	100	2.9

Drill Hole[§]	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalents * (g/t)
	66.0	69.0	3.0	0.5	56	1.4
Romina[#]						
MRC360	20.0	22.0	2.0	3.7	60	4.7
including	21.0	22.0	1.0	6.8	103	8.5
Loma Stockwork						
MRC431	61.0	62.0	1.0	1.1	18	1.4
MRC434	51.0	52.0	1.0	1.5	5	1.5
	66.0	67.0	1.0	0.9	19	1.2
	77.0	78.0	1.0	1.8	15	2.0
MRC439	15.0	18.0	3.0	1.8	22	2.2
Nini						
MD383	52.62	53.38	0.76	2.1	225	5.9
MD388	65.43	67.57	2.14	1.3	141	3.7
	74.00	75.00	1.00	1.2	1	1.2
	83.00	84.00	1.00	1.7	2	1.7
	87.00	88.00	1.00	3.1	4	3.2
MRC390	28.0	29.0	1.0	1.1	157	3.7
MRC392	48.0	49.0	1.0	1.4	8	1.6
Moro						
MD394	126.40	127.05	0.65	3.4	192	6.6
MD397A	144.08	144.50	0.42	1.7	79	3.0
	145.95	148.15	2.20	1.1	52	1.9
	149.80	150.55	0.75	4.4	197	7.7
including	150.20	150.55	0.35	8.4	401	15.1
	157.35	157.75	0.40	2.5	82	3.8
MRC403	43.0	45.0	2.0	1.9	85	3.3

* Gold equivalent grade for silver in this news release is calculated by dividing the silver assay by 60 and assumes 100% metallurgical recovery.

§ The prefix "MRC" denotes a reverse circulation percussion drill hole, where "MD" denotes a diamond drill hole.

The intervals for the "Conceptual Targets" and "Romina" prospects were calculated at a 0.5 g/t gold cut-off, with the remaining intervals calculated at a 1.0 g/t gold equivalent cut-off (with no cutting of high grades).

11.10.1Discussion of Other Prospects Results

Nini-Esperanza Gap: These three drill holes were sited to test the interpretation that the Nini and Esperanza structures are in fact the one structure, as indicated from the detailed ground magnetic data, in an area of significant Tertiary marine sediment cover. This does appear to be the case and further follow-up drilling is required to further test this target.

Tres Lomas: A prospect identified by previous explorers, located approximately 200 to 300 metres north of the Patricia Prospect, with only one non-significant pre-Exeter drill hole. The significant result from MD276 demonstrates additional follow-up is warranted.

Ornella: One scout hole to test a southwest trending feature identified in the ground magnetic data, which may well be a splay off the main Escondida structure. Although shallow, the anomalous intersection in MRC303, along with the proximity to Escondida, warrants additional drilling in the area.

Susy: This was interpreted as a northeast trending structure identified in the ground magnetic data that may displace the Gabriela structure at the northwestern end. Although relatively narrow and low grade, the results of the three RC percussion holes, are significantly anomalous to warrant additional testing of this structure.

Escondida North: Escondida North is a structure interpreted to trend sub-parallel to the main Escondida structure and located approximately 275 metres to the northeast was initially tested via two short scout RC percussion holes, MRC374 and MRC376. Although these two original holes failed to intersect any anomalous geochemistry, chalcedonic pyritic black silica veining was intersected, similar in style to that intersected at the main Escondida prospect in shallow holes above high grade gold-silver zones. The two diamond drill holes MD401 and MD402 represent step backs of the original holes and the anomalous gold-silver mineralisation encountered warrants further testing.

Deborah Termination Structure ("DTS"): RC percussion hole MRC380 was sited as the first hole to test a northwest trending structure (sub-parallel to the Escondida structure), clearly observed in the ground magnetic data, that is interpreted to terminate the Deborah mineralised structure. The anomalous gold vales encountered demonstrate that additional drill testing is required.

Conceptual Targets: The five drill holes listed under "Conceptual Targets" (i.e.: yet to be named prospects) were sited to test prominent features interpreted from the ground magnetic data in an area of significant Tertiary marine cover (15 to 25 metres thick), located approximately 3 kilometres north of Escondida . Drill holes MRC341, MRC347 and MRC349 all tested a +1 kilometre long, northwest trending feature, and the anomalous gold results demonstrate additional follow-up is required. Drill holes MRC350 and MRC351 tested a northeast trending feature that appears to displace or terminate the previously mentioned feature. Of significance is that MRC351 was a 50 metre step-back hole of MRC350 and shows a significant increase in gold and silver values at depth. With a potential strike of +1 kilometre, this structure also warrants further follow-up.

Natalia: The +500 metre long Natalia structure has anomalous gold and silver mineralisation (e.g.: RC percussion hole MRC440) that requires further drill testing.

Natalia Southeast: RC percussion holes MRC436 and MRC437 were sited to test the potential extension of the Natalia structure under cover, interpreted from the ground magnetic data, where the anomalous results encountered suggest the Natalia structure could be at least 1,500 metres in strike length. Further drilling is required to assess this prospect.

Romina: An east-northeast trending structure interpreted from geological mapping and prominent in the ground magnetic data. This structure may displace the Gabriela structure at the southeastern end. The significant intersection in MRC360, the first of two drill holes into the +2 kilometre long structure, warrants further testing.

Loma Stockwork: A prospect identified by previous explorers, located approximately 300 metres to the northeast of Gabriela, was previously tested by a pre-Exeter hole with a maximum value of 2 metres at a grade of 0.9 g/t gold with negligible silver values. Of the four RC percussion holes that tested this target, the three anomalous holes demonstrate that this target warrants further testing.

Nini: Drilling at the Nini prospect concentrated at the northwestern end of the 1.5 kilometre long structure (with the entire Nini-Esperanza trend now having been part tested over a 4 kilometre long strike). Diamond drill hole MD381 was a step back hole that represents the current deepest test at the Nini prospect. This structure has still only been tested to relatively shallow depths and will require further follow-up.

Moro: Drilling at the Moro structure, located approximately 3 kilometres to the northwest of Gabriela, concentrated on providing orientated diamond drill core to assist with the reappraisal of this prospect. The elevated gold and silver results encountered in RC percussion drill hole MRC403 demonstrate that further follow-up is required.

Additional mapping, sampling, geophysics, and/or drilling will be proposed in the future, as appropriate.

12.0 SAMPLE METHOD AND APPROACH

12.1 Surface Sampling

The same methodology was used to collect the samples in the trenches and surface rock chip channel sampling. All the samples were taken by a field assistant under a geologist's supervision utilising hammer and chisel. The samples to be collected are initially marked up by a geologist using a nominal 2 metre sample length with smaller lengths dependent on geological or mineralisation contacts. All of the sampling in the trenches and surface rock chip channels are continuously sampled. Representative chips of each sample interval are stored in plastic boxes for future reference. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

The lag soil samples are a composite of 5 sites taken every 5 metres over every 25 metres. The sampling was performed by field assistants under geologist supervision. The sampled material is sieved on-site to between 2 and 5 millimetres.

12.2 Diamond Drilling

All the diamond holes drilled by Exeter were orientated using the Ballmark system. The system uses gravity to make a mark on an aluminium disk with a small ball, which represents the bottom of the hole in the oriented core. An Exeter technician on the drill site measures core recovery and draws an initial orientation line on the core. The drill core is then placed in marked wooden core boxes at the drill site and transported to the Exeter camp (located at the northwestern corner of the property) for processing.

The orientation is verified at the camp before detailed geotechnical logging by trained specialist technicians. Geotechnical logging documents rock quality, which includes structural measurements of defects. All data is recorded on a metre by metre basis and include; recovery, rock quality designation ("RQD"), strength, weathering, and the orientation of fractures. Utilising the orientation line (which represents the bottom of the hole) "alpha" and "beta" measurements are taken of the fractures. The alpha angle is the angle between the fracture plane and core axis. The beta angle is the angle between the axis of the fracture and orientation line measured in clockwise direction. Knowing the alpha and beta angles of the fractures and the orientation of the hole (dip and azimuth), the true spatial position of the fractures can be calculated (dip and dip direction) using Dips software.

Core recoveries are estimated, per drill run, using the core marker blocks and are also calculated on a metre by metre basis. Good recoveries have been obtained with an average of over 95 percent.

Every diamond hole is digitally photographed, wet and dry, by technicians before cutting and sampling.

The geology is recorded by geologists following orientation of the core. The stratigraphic and lithologic units are recorded and entered into the data-base to allow the construction of geological sections. Alteration and mineralisation data are also recorded. Structural measurements of faults, veins and geological contact are taken with a Brunton compass in an orientation frame utilising the orientation line as a reference.

On completion of logging and photography a geologist marks the core for sampling. Sample lengths through the obvious mineralised zones vary between 0.3 and 1.5 metres dependent on geological and structural contacts, and these samples are classified as "high priority". The remainder of each drill hole, classified as "low priority", is generally sampled every one metre. To date, generally the complete hole has been sampled. Exeter technicians utilise a diamond saw on-site to cut the core in half. One half of the core is sampled and sent to the laboratory and the remaining half is stored on-site in the core boxes. The core saw is cleaned with a brick or other abrasive stone between each high priority sample to eliminate contamination between potential high grade samples. The samples are placed in marked plastic bags, sealed and transported to the assay laboratory.

A total of 21,723 core samples have been assayed by Exeter to date.

12.3 RC Percussion Drilling

RC percussion drilling samples are collected using a cyclone attached to the drill rig at one metre intervals. The geological logging is performed by Exeter geologists at the drill site. On completion of the logging the geologist determines the sample interval lengths of the high and low priority zones. The high priority, potentially mineralized, zones are sampled at one metre intervals and composite samples of three metres are collected through the low priority zones. Each of the one metre samples are stored in plastic bags and are weighed and recorded by technicians at the drill site. The geologist records the diameter of the drilling tools (bit and shoes) at the beginning and end of each hole and uses these measurements to calculate an estimated weight of each sample. In this way the recovery of each sample can be calculated, assuming a density of 2.5, where recoveries average above 85 percent. The sampling is performed at the Exeter camp by technicians, utilising a riffle splitter, where each metre sample is split 3 times. The average 1 metre sample weight is approximately 3 kilograms, with an average of 9 kilograms for the 3 metre composite samples.

A total of 9,279 RC percussion samples have been assayed by Exeter to date.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1 Sample Preparation and Analysis

Since commencement of exploration activities at Cerro Moro Exeter have sent the majority of samples for preparation to the ALS Chemex preparation facility in Mendoza, Argentina, where the prepared samples are then sent for analysis at the ALS Chemex laboratory in La Serena Chile. The exceptions entail drilling samples that were sent to Alex Stewart (Assayers) Argentina S.A. ("Alex Stewart") and/or ACME Analytical Laboratories (Argentina) S.A. ("ACME"), both located in Mendoza, Argentina[7], as detailed in Section 14.0.

13.1.1 ALS Chemex Procedures

All of the batches of drilling samples dispatched to the ALS Chemex lab are flagged, on the sample dispatch order form, as either "high priority" (obvious mineralized zones) or "low priority" (not obviously mineralised).

A description of high and low priority sample preparation and analytical methods for ALS Chemex are detailed below in Sections 13.1.1.1 and 13.1.1.2.

13.1.1.1 Procedures for High Priority Samples

1. All samples to be crushed to –2 mm (laboratory code CRU-31) and followed before and after with a barren flush (laboratory code WSH-21). A sample of the flush material is retained for future quality control assay if and when required.
2. For samples without visible gold,
   a. Whole sample to be pulverised to –75 micron (laboratory code PUL-21)
   b. Assay Au by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100 parts per million ("ppm") detection) Ag by laboratory code Ag-GRA21 (30 gram Ag fire assay with gravimetric finish; 5 to 10000 ppm detection) multi-elements analysis by laboratory code ME-MS61m (four acid near total digestion; 48 elements and mercury)
   c. If Au is >100 ppm, split pulverised residue and re-assay first split by laboratory code Au-GRA22 (50 gram fire assay with gravimetric finish; 0.05 to 1000 ppm detection; retain all residue) and second split by laboratory code SCR21 (100 micron screened fire assay; 0.05 to 1000 ppm detection).
   d. Samples with >1 and <100 ppm Au, repeat assay by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100 ppm detection).

---

7 The Alex Stewart laboratory in Mendoza is fully credited to ISO-9001 – 9001, where they are currently working towards 17025 accreditation.
The ACME laboratory in Mendoza is fully credited to ISO-9001:2000.

3. For samples with visible gold requested for method laboratory code SCR21
   a. Split –2 mm sample
   b. First 50% split to be pulverised to –75 micron (laboratory code PUL-21) and followed before and after with a barren flush (laboratory code WSH-22). A sample of the flush material is retained for future quality control assay if required. Assay first pulverised split by laboratory code SCR21 (100 micron screened fire assay; 0.05 to 1,000 ppm detection). Second 50% split to be pulverised to –75 micron (laboratory code PUL-21) and followed before and after with a barren flush (laboratory code WSH-22) and assayed by laboratory codes Au-AA26, ME-MS61m and Ag-GRA21, as per 2b above.
   c. If Au-AA26 is >100 ppm, re-assay with laboratory code Au-GRA22 (50 gram fire assay with gravimetric finish; 0.05 to 1000 ppm detection. Retain all residue).
   d. Samples with Au-AA26 >1 and <100 ppm Au, repeat assay by laboratory code Au-AA26 (50 gram Au fire assay; 0.01 to 100 ppm detection).

13.1.1.2 Procedures for Low Priority Samples

1. Crush whole sample laboratory code CRU-31 (-2 mm).
2. Pulverise whole sample –75 micron laboratory code PUL-21
3. Analyse Au by laboratory code Au-AA24 (50 gram fire assay with AAS finish 0.05 to 10 ppm detection. Retain all residue) and Ag by laboratory code AgAA-61 (four acid digest with AAS finish; 0.5 to 100 ppm detection)
4. Samples >10 Au ppm, re-assay by laboratory code Au-GRA22.
5. Samples >1 and <10 ppm Au re-assay by laboratory code laboratory code Au-AA24

13.1.2 ACME Procedures

Sample preparation and analytical procedures by ACME were as follows:

Crush, split and pulverise drill core to 200 mesh (Code: R150)
Analysis sample split/packet (Code: SAN Spilt Pulp)
Au (50 gram) by fire assay and AAS (Code: G6)
Ag (1 gram/100 millilitre) by 4 acid digestion and AAS (Code: 8TD)
Ag & Au (50 gram) by fire assay and gravimetric finish, if required (Code: G6)
Au via screen fire assay, if required (Code: G6 SFA)

13.1.3 Alex Stewart Procedures

Sample preparation and analytical procedures by Alex Stewart were as follows:

Au (50 gram) by fire assay and AAS (Code: Au4-50)
Ag (50 gram) by fire assay and gravimetric finish (Code: Ag4A-50)

13.2 Quality Control

Quality control procedures include the regular use of geochemical standards, sample duplicates (RC percussion and lag soil samples only), geochemical blanks, check assaying of samples returning greater than 1.0 g/t gold, submissions of drilling samples to additional laboratories, and twins of existing drill holes. These are fully discussed in Section 14.0 Data Verification.

13.3 Security

Sampling of rock chips, trenches and rock chip channel samples, percussion chips and drill cores has been conducted on-site by Company personnel under the supervision of experienced Company geologists.

Assay samples are placed in sealed plastic bags with a numbered sample tag firmly stapled inside the bag. Depending on individual sample size, two to six samples are then placed in larger woven plastic bags which are then sealed with cable ties and numbered in readiness for transport to the laboratory.

The majority of Exeter samples were transported from site by Company vehicle to the bus station in either Caleta Olivia City or to Comodoro Rivadavia City. The samples were then transported by bus to the ALS Chemex preparation facility in Mendoza, Argentina. Commencing in July, 2008, due to the quantity of samples being generated at the time, samples were transported by a contractor (30 tonne capacity truck) from site directly to Mendoza. This continued until the end of drilling in December, 2008.

13.4 Author's Statement

In the author's opinion, the sample preparation, security and analytical procedures employed by Exeter are consistent with standard industry practice particularly in the exploration for precious metals.

14.0 DATA VERIFICATION

The various steps taken by Exeter in ensuring the integrity of analytical data are consistent with standard industry practice particularly in the exploration for precious metals. The sampling procedures are consistent with the authors' understanding of the style of mineralization and structural controls in the various deposits. The authors' examination of drill cores, particularly in regard to the recognition of mineralized intervals verified the soundness of the core sampling procedure.

The author's numerous visits to site, included field inspection and confirmation of the location of drill holes, the mineralised outcrops, and mineralisation in both drill core and RC percussion holes.

14.1 QAQC Mincorp

Exeter has no documentation of any QAQC procedures implemented or conducted by Mincorp. None of the remaining pulp samples or coarse rejects exists of the original Mincorp laboratory assaying, to the best knowledge of the author. None of the remaining samples from the RC percussion drill holes are available on-site. Of the diamond drilling, approximately 70% of half core is stored on-site, in varying condition. It is Exeter's opinion that re-drilling is conducted of Mincorp drill holes in areas of interest or importance.

14.2 QAQC Exeter

14.2.1 Geochemical Standards

Geochemical standards have been used by Exeter in all geochemical sampling and drilling programmes at Cerro Moro. From June 2003 to March 2007 the standards were inserted every 40 samples. From March 2007, standards are frequently inserted every 20 samples. The majority of standards are provided by Geostats Pty. Ltd. ("Geostats") of Australia. To date, a total of 1,393 standards have been used from 22 different standard types with recommended assay values varying from 0.33 to 47.24 g/t Au. The assays provided by ALS Chemex have been statistically analysed and separated into categories according to the recommended standard values. This analysis demonstrates that the greatest irregularities are associated with the lowest grade samples, however, standards with higher than recommended values have returned more acceptable levels. The 44 line graphs for the individual assay results, graphed according to the recommended value[8], are displayed in Appendix 1.

14.2.2 RC Percussion Duplicate Samples

A total of 325 duplicate RC percussion samples were submitted to ALS Chemex. As demonstrated in Figure 66 the correlation between the original and duplicate samples for both gold and silver is within accepted limits.

[8] NOTE: The standards have been analysed by three ALS assay methods; Au-AA24, Au-AA26 and Au-GRA22 (refer to sections 13.1.1.1 and 13.1.1.2 for details of these methods), depending in which sample batch the standard was inserted.

Figure 66 RC Duplicate Samples vs Original Sample – Au (g/t) & Ag (g/t)


Au ppm
Au ppm Duplicate
Au ppm Original
Ag ppm
Ag ppm Duplicate
Ag ppm Original

14.2.3 Check Assaying of Samples Greater Than 1 g/t Au

As part of the assaying procedure ALS Chemex re-assayed all samples that returned gold values of greater than 1.0 g/t Au. Plots of the original, versus duplicate samples for the three gold assaying methods (Au-AA24, Au-AA26 and Au-GRA22) indicate reasonable correlation inferring a low nugget effect (refer to Figure 67).

Figure 67 Comparison of ALS Chemex re-assays via method Au-AA24, Au-AA26 & Au-GRA22


Au-AA24
Au AA24 Check ppm
Au AA24 ppm
Au-AA26
Au AA26 Check ppm
Au AA26 ppm

Figure 67 **Cont'd**


Au-GRA22
R² = 0.998
AuGRA22 Check ppm
AuGRA22 ppm
500.0
400.0
300.0
200.0
100.0
0.0
0.0
100.0
200.0
300.0
400.0
500.0

14.2.4 Blanks

Geochemical blanks prepared from barren quartz have been submitted into the geochemical and drilling sample stream. From June 2003 to March 2007 the blanks were inserted every 40 samples. From March 2007 blanks are frequently inserted every 20 samples. These were offset with the standards giving a control sample every 10 samples.

In the case of method AA-Au24, greater than 90% of the results assay either below the detection limit ("BDL") of 0.005 or the value 0.005 g/t Au. Similarly, over 95% of the results assay BDL of 0.01 or the value 0.01 g/t Au, for method AA-Au26. Refer to Table 22.

Table 22 **Summary of Blank Sample Assay Results**

Method	Value or Range	Number of Samples	Percentage of Total
AA-Au24	< 0.005 (i.e.: BDL)	858	81.8
	0.005	89	8.5
	0.006 – 0.010	99	9.4
	> 0.010	3	0.3
	TOTAL	**1,049**	
AA-Au26	< 0.010 (i.e.: BDL)	298	74.1
	0.010	89	22.1
	0.020	10	2.5
	0.030	3	0.8
	0.040	2	0.5
	TOTAL	**402**	

14.3 Additional Assaying at ACME and Alex Stewart Laboratories

During 2008 Exeter conducted three separate programs of both preparing and analysing samples at laboratories other than ALS Chemex, as follows:

1. A total of 404 samples, originally prepared and assayed at ALS Chemex, were selected for re-analysis at Alex Stewart (Assayers) Argentina S.A. ("Alex Stewart") and ACME Analytical Laboratories (Argentina) S.A. ("ACME"), both located in Mendoza, Argentina. In addition the 404 samples were re-numbered and re-submitted to ALS Chemex (as a "blind submission"). A total of 46 of the samples represented pulp samples, whilst the remaining 358 samples represented coarse rejects samples.

The results are displayed graphically in Figure 68 and Figure 69. Both the re-analysis of gold from the pulp and coarse reject samples demonstrate excellent correlations between all laboratories, with no obvious bias.

Figure 68 Re-Analysis of ALS Pulp Samples by ACME, Alex Stewart and blind resubmission to ALS


ALS vs ACME Pulps Au
ALS vs Alex Stewart Pulps Au

Figure 68 **Cont'd**


ALS vs ALS Pulps Au
R^2 = 0.9986
ALS_Au ppm
ACME vs Alex Stewart Pulps Au
R^2 = 0.994
ACME_Au ppm

Figure 69 **Re-Analysis of ALS Coarse Reject Samples by ACME, Alex Stewart and blind resubmission to ALS Chemex**


ALS vs ACME Rejects Au
R^2 = 0.9634
ALS_Au ppm
ALS vs Alex Stewart Rejects Au
R^2 = 0.9848
ALS_Au ppm

Figure 69 Cont'd


ALS vs ALS Rejects Au
ALS_Au ppm
ACME Alex Stewart Rejects Au
ACME_Au ppm

2. A total of 173 samples, originally prepared and assayed at ALS Chemex, were selected for re-analysis at ACME; where all of these samples represented pulp samples. These samples represented intervals from deeper step back drilling at Escondida Far West that had intersected significant visual base metal mineralisation. This style of mineralisation had been previously associated with high gold and silver values, however the results received from ALS Chemex were significantly low in both gold and silver. Initially it was thought that the low results were due to laboratory error, and as such all samples in doubt were submitted to ACME as a check.

The results are displayed graphically in Figure 70. Both the re-analysis of gold and silver from the pulp samples demonstrate excellent correlations between both laboratories, with no obvious bias.

Figure 70 Re-Analysis of ALS Pulp Samples by ACME for Au (g/t) and Ag (g/t)


Gold
R^2 = 0.988
ACME Check - Au g/t
Original ALS - Au g/t
0.001
0.010
0.100
1.000
10.000
Silver
R^2 = 0.999
ACME Check - Ag g/t
Original ALS - Ag g/t
0.10
1.00
10.00
100.00
1,000.00
10,000.00

3. A total of 2,326 samples, originally prepared and assayed at ACME, were selected for re-analysis at ALS Chemex. Five of the samples represented coarse reject samples (where there was insufficient quantity of the pulp samples for reanalysis), whilst the remaining samples represented pulp samples.

The results are displayed graphically in Figure 71. Both the re-analysis of gold and silver from the samples demonstrate excellent correlations between both laboratories, with no obvious bias.

Figure 71 Re-Analysis of ACME Samples by ALS CHEMEX for Au (g/t) and Ag (g/t)


Gold
R² = 0.985
ALS - Au (g/t)
10.000
1.000
0.100
0.010
0.001
0.001
0.010
0.100
1.000
10.000
ACME - Au (g/t)
Silver
R² = 0.984
ALS - Ag (g/t)
10,000.0
1,000.0
100.0
10.0
1.0
0.1
0.1
1.0
10.0
100.0
1,000.0
10,000.0
ACME - Ag (g/t)

14.4 Twinned Holes

A program of seven larger-diameter diamond drill holes ("PQ3" size – nominal diameter 83 mm) was completed during March, 2008. The primary aim of the program was to provide samples for comminution testwork (refer to Section 16.0). The location of these specially drilled holes was selected to "twin" earlier diamond and reverse circulation intercepts (refer to refer to Figure x for the location map), however the principal intention was to obtain larger-diameter core for reliable crushing and grinding tests. As detailed in Section 16.2.2 and Figure 76, a 12 mm to 15 mm thick "slice" was cut from the PQ3 core for assaying at ALS Chemex. Due to unexpected differences between the results of the twinned holes compared to the original holes (particularly with the new diamond twins of the RC percussion holes), and the receipt of the results coinciding with the batch of low grade gold samples thought to be potentially laboratory error (see Section 14.1 Part 2) it was decided to sample additional material from the PQ3 core and assay at ACME. Figure displays the methodology of the sampling.

Figure 72 Location Map of Twinned Holes


2,674,000 mE
2,678,000 mE
2,682,000 mE
2,686,000 mE
2,690,000 mE
N
MD163
MD295
MRC175
MD299
MD099
MD294
MD140
MD293
MRC094
MD298
MD088
MD292A
MRC156
MD297
1,000 meters

Figure 73 Sampling Methodology of the PQ3 Core


Slice Sampled
Quarter 1 to Lab 1
Quarter 2 to Lab 2
Sample left for Metallurgy Test
12.5mm
29mm
R=41.5mm
D=83mm
Slice ALS
Quarter 1 ACME
Quarter 2 ACME

It is interpreted that any differences in the gold and silver results between the various sample portions and the two laboratories can be explained by the vein variations and distribution of gold (be it coarse nugget gold or the presence of brecciated high-grade mineralised clasts). This is demonstrated in the following series of graphs, comparing the gold results between the various samples (refer to Figure x).

Figure 74 Graphs Comparing Gold Results of the Three Portions of PQ3 Core


R² = 0.416
Right Quarter - Au (g/t)
Left Quarter - Au (g/t)
R² = 0.460
Left Quarter - Au (g/t)
Original ALS Slice- Au (g/t)
0.001
0.010
0.100
1.000
10.000
100.000
1,000.000

Figure 74 Cont'd.


1,000.000
100.000
10.000
1.000
0.100
0.010
0.001
Right Quarter - Au (g/t)
R^2 = 0.992
0.001
0.010
0.100
1.000
10.000
100.000
1,000.000
Original ALS Slice- Au (g/t)

Graphical logs of the 14 drill holes, displaying geology, gold and silver results are presented in Appendix 3.

14.5 Database

Since early 2007, the entering of new assay data has been the sole responsibility of Exeter's Chief Draftsman and Database Manager in Argentina. The Cerro Moro 'database' originally consisted of a series of separate MS Excel files containing collar locations, down hole surveys, geological logging, and assays. A relational database utilising MS Access was developed during the last quarter of 2007, and became in general use during 2008.

Validation of the database has been a four stage process:

i. Perusal of existing Quality Control products (i.e.: blanks, geochemical standards and duplicates) to identify areas for further investigation.

ii. Visual checking by the project geologist.

iii. Detailed validation of all raw data.

iv. Checking by senior Exeter personnel for simple errors utilising MS Excel and Micromine software packages.

15.0 ADJACENT PROPERTIES

Exeter is not aware of any material information concerning any adjacent properties.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

16.1 Preliminary Scoping Testwork

By the end of April 2007 high-grade gold and silver zones had been identified within certain Cerro Moro veins. Precious metal grades were highly variable and the veins apparently contained noticeable quantities of coarse electrum. These intersections were also often associated with visibly noticeable quantities of base metal minerals. These factors can at times cause complications in conventional gold recovery circuits and it was decided to carry out some preliminary metallurgical test work of a scoping nature to obtain some early indication of metallurgical responses.

The diamond drill core intersections at the project are relatively narrow and only quarter-core is available for metallurgical testing making the quantity of material available for test work both small and valuable, too valuable to use for a scoping program. It was therefore decided that because of its preliminary nature, useful indications of metallurgical behaviour could be obtained by conducting test work on coarse pulverized rejects that had been stored at ALS Chemex following assay sample preparation. The use of such coarse pulverized reject material for feasibility or development metallurgical test work is not advisable because of atypical size distributions that arise as a result of the use of ring pulverisers.

An intercept analysis was carried out in conjunction with Cerro Moro geologists and six intercepts were selected to span a range of individual precious metal grades as well as a wide range of silver-gold ratios from several different veins.

It was decided to carry out the test work at the SGS Minerals Services ("SGS": ex-Lakefield Research) laboratories in Santiago (SGS is a member of the worldwide SGS analytical services group and has current ISO 9001:2000, ISO 14001:2004 and ISO 18001:1999 certification for its facilities in Santiago). The laboratory had excellent equipment and assay support services; and although it was not considered by Exeter to be a specialist gold laboratory due to it only having a limited number of senior personnel with gold experience, SGS has frequently carried out bulk leach extractable gold ("BLEG") – style bottle roll tests for clients with kinetic sampling at controlled points during the leach. It was decided that the use of a modified BLEG style test was reasonable given both the type of sample available and the scoping nature of the work being considered.

16.1.1 Intercept Selection and Weights

The limited quantity of sample material available for test work extended to the coarse rejects samples as well. After the sampling for the intended metallurgical had been carried out, it was necessary to ensure that sufficient sample material remained to allow duplicate analyses and sampling at any later due diligence stage, such as an independent review of resource estimates. So the sample sizes that could be removed for testing were relatively small. Details of samples selected, principal assays, sample weights selected for test work and remaining sample weights are illustrated in Table 23.

Table 23 Cerro Moro Initial Metallurgical Intercepts and Available Weights

HoleID	From	To	Au	Ag	Ag:Au	Coarse Reject				Pulp		
			ppm	ppm	Ratio	Original weight	Weight p metre	Weight for test	Weight left	Original Weight	Weight for test	Weight left
ESCONDIDA East												
MD064	35.00	36.00	0.28	9	33	2245	2245	1000	1245	485	0	485
MD064	36.00	37.00	2.84	252	89	1425	1425	1000	425	355	0	355
MD064	37.00	37.55	5.48	358	65	760	1382	550	210	495	0	495
MD064	37.55	37.96	103.50	3320	32	725	1768	410	315	485	0	485
MD064	37.96	38.60	107.25	9590	89	1830	2859	640	1190	450	0	450
MD064	38.60	39.40	0.67	64	96	1400	1750	800	600	525	0	525
4.40m			**26.76**	**1820**	**68**			**4400**				
								Coarse reject sampled at 1000 gm/metre				
ESCONDIDA East												
MD082	130.40	131.30	0.02	4	152	1925	2139	1125	800	430	0	430
MD082	131.30	131.84	93.80	117	1	960	1778	675	285	490	0	490
MD082	131.84	132.89	285.00	586	2	2630	2505	1312	1318	430	0	430
MD082	132.89	134.00	0.48	62	130	2990	2694	1388	1602	410	0	410
3.6m			**97.35**	**208**	**2**			**4500**				
								Coarse reject sampled at 1250 gm/metre				
ESCONDIDA West												
MRC084	21.00	22.00	0.33	15	44	735	735	0	735	1770	1000	770
MRC084	22.00	23.00	31.40	295	9	1520	1520	0	1520	1820	1000	820
MRC084	23.00	24.00	1.18	61	52	1270	1270	0	1270	1810	1000	810
MRC084	24.00	25.00	0.35	20	55	330	330	0	330	1850	1000	850
4m			**8.32**	**98**	**12**						**4000**	
ESCONDIDA West												
MRC084	26.00	27.00	0.21	41	192	1045	1045	0	1045	1720	1000	720
MRC084	27.00	28.00	0.14	68	496	s/r	0	0	0	1650	1000	650
MRC084	28.00	29.00	0.20	100	505	1695	1695	0	1695	1820	1000	820
MRC084	29.00	30.00	39.70	1590	40	s/r	0	0	0	1990	1000	990
MRC084	30.00	31.00	0.40	26	65	1285	1285	0	1285	1895	1000	895
5m			**8.09**	**357**	**44**						**5000**	
ESPERANZA												
MD076	42.02	42.58	0.11	11	103	810	1446	420	390	480	0	480
MD076	42.58	43.26	6.74	925	137	755	1110	510	245	455	0	455
MD076	43.26	43.53	2.91	637	219	80	296	80	0	445	0	445
MD076	43.53	44.29	3.94	406	103	1605	2112	570	1035	440	0	440
MD076	44.29	44.44	4.28	184	43	635	4233	112	523	455	0	455
MD076	44.44	45.30	3.23	584	181	1110	1291	645	465	450	0	450
MD076	45.30	45.60	17.38	1220	70	s/r	0	0	0	330	0	330
MD076	45.85	46.55	0.08	11	139	1720	2457	525	1195	480	0	480
4.53m			**2.99**	**406**	**136**			**2862**				
								Coarse reject sampled at 750 gm/metre				
CARLA												
MD066	26.87	27.53	0.45	24	54	1250	1894	561	689	380	0	380
MD066	27.53	27.90	40.90	1040	25	665	1797	314	351	390	0	390
MD066	27.90	28.44	0.30	12	41	690	1278	459	231	370	0	370
MD066	28.44	29.15	0.19	12	65	1040	1465	603	437	370	0	370
MD066	29.15	30.28	0.48	12	24	2395	2119	961	1435	360	0	360
MD066	30.28	31.30	0.59	16	28	2155	2113	867	1288	380	0	380
MD066	31.30	31.85	10.93	283	26	685	1245	468	217	365	0	365
MD066	31.85	32.40	80.00	2890	36	730	1327	467	263	210	0	210
MD066	25.41	26.87	0.27	21	79	2060	1411	1241	819	405	0	405
MD066	32.40	33.00	23.85	511	21	820	1367	510	310	375	0	375
MD066	33.00	33.60	20.30	625	31	1050	1750	510	540	340	0	340
MD066	33.60	34.15	14.50	109	8	790	1436	467	323	375	0	375
MD066	34.15	34.86	0.32	70	217	990	1394	604	386	350	0	350
MD066	34.86	35.15	2.73	145	53	290	1000	246	44	355	0	355
MD066	35.15	35.75	0.35	50	145	1255	2092	510	745	380	0	380
8.88m			**9.96**	**298**	**30**			**8789**				
								Coarse reject sampled at 850 gm/metre				

The coarse reject weights for MRC84 were considered too erratic to be representative in the selected intercepts; however, there were relatively large quantities of assay pulp rejects available and it was therefore decided to use this pulp sample material for test work rather than not test the impact of two different silver:gold ratios within the one mineralized interval.

Each intercept selected for testing included one interval of simulated hanging-wall and footwall dilution and were prepared on the basis of taking the same weight per metre from each interval within the selected intercept boundaries.

The gold assays of the six intercepts ranged from approximately 3 g/t Au to 80 g/t Au; while the silver assays ranged from 98 g/t Ag to 1,820 g/t Ag. The silver:gold ratios varied from 2 to 136 and the base metal assays were not known at the time.

16.1.2 Sample Receipt and Test Planning

SGS in Santiago received and checked the samples and also made a qualitative assessment of the size distributions of the samples. They reported that the Carla intercept rejects from MD66 appeared to be significantly coarser than the other drill core rejects while the MRC84 pulps were confirmed as fine.

On this basis it was decided that sufficient weight existed to make a small composite of MD64, MD76 and MD82 with sufficient weight for grind establishment testing. There was also sufficient weight in the coarser and longer Carla MD66 intercept to carry out its own grind establishment test. Doing this would let all the tests be carried out at close to the established industry standard grind size of 75 microns ("μ") and allow a more meaningful comparison of the variability.

SGS also confirmed that it was able to carry out its kinetic leach bottle roll tests on 500 gram samples rather than the usual 1,000 gram tests that were intended without compromising the kinetic measurements. It was decided to proceed on this basis so that if necessary, sufficient sample would still be available for repeat or alternative procedures.

The test brief in summary was:

- Head assays on all intercepts; 50 g fire assays for Au and Ag and ICP assays for base and other metals.
- A targeted P80 of 75 microns for the core samples based on the grind establishment test results.
- A light nominal grind of two minutes to polish surfaces on the MRC 84 pulp samples.
- 72 hour leach in a standard bottle roll frame at 33% solids.
- Initial pH 11.0 adjusted with lime and a cyanide concentration of 1 gram/litre NaCN.

- Target pH and NaCN maintained by incremental additions after kinetic sample checks.
- Kinetic samples at 2, 4, 8, 24, 48 and 72 hours with total system weight kept constant. The kinetic samples to be quantitatively accounted for in final calculations.
- Kinetic sample measurements of pH, milligram/litre NaCN, Au, Ag, Cu, Zn.

16.1.3 SGS Test Results

These tests were intentionally very simple and were deliberately carried out under strong cyanide leach conditions for a long time. The results were not intended to be a prediction of a conceptual plant performance. They were intended to provide only a general idea of the metallurgical response of a range of grades and styles of mineralisation. The main test results and parameters are summarized in Table 24 to 26.

Table 24 Calculated Recoveries and Grades

Intercept	Vein or Deposit	Gold			Silver			Silver Gold Ratio
		Head Assay g/t Au	Recovery %	Tail Assay g/t Au	Head Assay g/t Ag	Recovery %	Tail Assay g/t Ag	
MD 64	Esc East	21.23	96.0	0.88	1596	58.7	681	75
MD 82	Esc East	79.05	99.8	0.20	209	84.3	34	3
MRC 84-1	Esc West	7.79	98.4	0.13	110	88.7	14	14
MRC 84-2	Esc West	7.17	94.0	0.45	361	88.0	45	50
MD 76	Esperanza	2.74	87.5	0.35	382	61.4	150	139
MD 66	Carla	8.34	93.5	0.60	288	77.8	65	35

Table 25 Principal Test Conditions

Intercept	Vein or Deposit	Silver Gold Ratio	Nominal Condition			NaCN Consumption	CaO Consumption
			Leach Feed P 80 µm	Leach Solution pH	Leach Solution NaCN g/L	Kg/t	Kg/t
MD 64	Esc East	75	75	11.0	1.0	5.55	2.64
MD 82	Esc East	3	75	11.0	1.0	4.57	2.51
MRC 84-1	Esc West	14	75	11.0	1.0	2.61	2.18
MRC 84-2	Esc West	50	75	11.0	1.0	2.82	3.06
MD 76	Esperanza	139	75	11.0	1.0	4.90	2.51
MD 66	Carla	35	75	11.0	1.0	4.15	4.74

Table 26 Assay Comparison

Intercept	Vein or Deposit	Gold			Silver			Copper	Zinc
		Exploration Calc. Head g/t Au	Assay Head g/t Au	Calc Head g/t Au	Exploration Calc. Head g/t Ag	Assay Head g/t Ag	Calc Head g/t Ag	Assay Head % Cu	Assay Head %Zn
MD 64	Esc East	26.76	25.33	21.23	1820	2505	1596	0.13	n/a
MD 82	Esc East	97.35	92.63	79.05	208	199	209	0.09	n/a
MRC 84-1	Esc West	8.32	7.63	7.79	98	92	110	0.004	n/a
MRC 84-2	Esc West	8.09	7.73	7.17	357	406	361	0.006	n/a
MD 76	Esperanza	2.99	1.77	2.74	406	349	382	0.05	n/a
MD 66	Carla	9,96	10.03	8.34	298	293	288	0.03	n/a

NOTES:

Esc East	refers to the Escondida East vein or deposit
Esc West	refers to the Escondida West vein or deposit
P80	is shorthand for the size (in microns) of a square mesh through which 80% of the sample would pass
Exploration Calc Head	is the calculated head assay of the intercept based on the original individual exploration assays
Assay Head	is the analytical result from a sub-sample taken from the actual material being tested
Calc Head	is shorthand for the calculated assay using all the weights and final assays from the test – i.e.: the various solution samples, and the solid residue

The following points were noted:

- Gold dissolutions were high to very high in all but the lower grade sample from MD 76.
- High silver:gold ratios appeared as though they may slightly impact gold recovery but only in a minor way.
- Silver dissolutions were also quite high for a cyanide leach but were more variable than gold and were in a range from 60% to 90%.
- Silver residues would represent a significant economic loss at the levels achieved.
- Both cyanide and lime consumptions were high.
- Copper assays were low; however, indications (from detailed SGS measurements not repeated here) were that a significant amount of copper was dissolved tending to suggest chalcopyrite was not the dominant copper sulphide.
- The higher grade calculated head assays for gold were lower than the assay heads.

The kinetic curves obtained by SGS for gold and silver dissolutions are reproduced in Figures 75 and 76 (the size nominated in the key was an error and can be ignored).

Figure 75 Kinetic Curves Obtained by SGS for Gold Dissolutions


Cinetica Extraccion Au
Jerry Perkins
% Extraccion
Tiempo, horas
MD-64 100% -10#
MD-76 100% -10#
MD-82 100% -10#
MD-84-1 100% -10#
MD-84-2 100% -10#
MD-66 P80 -10#

Figure 76 Kinetic Curves Obtained by SGS for Silver Dissolutions


Cinetica Extraccion Ag
Jerry Perkins
% Extraccion
Tiempo, horas
MD-64 100% -10#
MD-76 100% -10#
MD-82 100% -10#
MD-84-1 100% -10#
MD-84-2 100% -10#
MD-66 P80 -10#

In most samples there was a variable portion of rapidly leaching gold that probably represented either free gold or low-gold amalgam. Thereafter the gently rising slope appeared typical of ordinary, slow, amalgam leaching.

There were slight indications of gold precipitation from solution in most samples in the latter stages of leaching.

There was a significant and variable component of rapidly leaching silver mineralization, especially in the two MRC 84 intercepts from Escondida West. Thereafter the increased dissolution of silver was very slow, steady and linear and almost certainly due to amalgam. In all cases leaching was continuing with a steady increase in recovery most probably continuing after 72 hours.

16.1.4 Conclusions

In spite of very high variability of the samples selected for this scoping testwork program, the gold dissolutions were encouragingly high and did not appear to be excessively affected by base metal or silver content.

Silver dissolutions were much more variable and so was the rate of dissolution. At this stage this has been interpreted as being due to variable quantities of coarse electrum which itself may have variable silver gold compositions, however this will have to be confirmed in future work.

If this interpretation proves correct, conventional gravity concentration should prove effective in recovering electrum as well as liberated gold and silver in a separate gravity concentrate. If this is the case, overall silver recoveries should improve and the rate of silver dissolution in cyanide leaching may also improve.

16.2 Metallurgical Test Program 2008 – Intercept Selection and Preparation

Based on the encouraging preliminary results, more detailed metallurgical testwork was planned at experienced independent laboratories in Australia.

One program used quarter-core from every ore-grade diamond-drill hole intercept up to the nominal cut-off date of 31 December 2007. The testwork was planned to provide a reliable description of the metallurgical response from all of the significant shoots of mineralisation encountered to that date. A further objective was to develop a number of technically acceptable flow-sheets for ore treatment together with basic engineering measurements. This information was intended to provide the basis for the first engineering studies of viable development options.

The second program utilised ore-grade intersections from 7 larger-diameter diamond-drill holes ("PQ3" holes – nominal diameter 83 mm) for comminution testwork. The location of these specially drilled holes was selected to "twin" earlier diamond and reverse circulation intercepts, however the principal intention was to obtain larger-diameter core for reliable crushing and grinding tests.

16.2.1 Flowsheet Development Sampling

An intercept analysis was carried out in conjunction with the geologists on all diamond drill-hole core completed up to the end of 2007.

As described in Section 16.1.1 above each intercept included one interval of simulated hanging-wall and footwall dilution to simulate mining conditions. The selected samples all existed at the Cerro Moro core-yard as half-core. They were recovered and were diamond-sawn in half to leave one-quarter at Cerro Moro with the other quarter being carefully broken, bagged, labelled and drummed for dispatch overseas. This program of sampling, sawing and bagging was completed on 20 February, 2008 and the samples sent to Mendoza for onward shipment to Australia.

The details of the intercepts selected for testwork are provided in Table 27.

Table 27 Intercepts Selected for Testwork

Deposit or	Hole	Intercept	Depth From	Depth to	Length	Exploration Assay	
Shoot Name	Number	Number	(m)	(m)	(m)	Au (g/t Au)	Ag (g/t Ag)
Escondida Central - Fresh	MD082	-1	130.40	135.00	4.60	76.32	171
Escondida Central - Fresh	MD089	-1	60.40	66.34	5.94	1.44	10
Escondida Central - Fresh	MD089	-2	76.80	79.00	2.20	38.86	1515
Escondida Central - Fresh	MD098	-1	77.00	82.00	5.00	97.80	3281
Escondida Central - Fresh	MD091	-1	68.00	71.79	3.79	2.87	2
Escondida Central - Fresh	MD091	-2	83.85	89.50	5.65	29.41	174
Escondida Central - Fresh	MD105	-1	101.47	106.68	5.21	2.08	304
Escondida Central - Fresh	MD109	-1	125.65	129.08	3.43	1.95	61
Escondida Central - Fresh	MD112	-1	100.00	104.15	4.15	26.85	1833
Escondida Central - Fresh	MD119	-1	132.43	135.35	2.92	1.07	46
Escondida Central - Fresh	MD140	-1	78.50	86.10	7.60	7.96	277
Escondida Central - Fresh	MD140	-2	93.00	95.00	2.00	0.74	91
Escondida Central - Fresh	MD140	-3	108.00	111.50	3.50	3.61	716
Escondida Central - Fresh	MD142	-1	139.00	141.40	2.40	5.14	526
					58.4	**22.07**	**634.41**
Deposit or	**Hole**	**Intercept**	**Depth From**	**Depth to**	**Length**	**Exploration Assay**	
Shoot Name	**Number**	**Number**	**(m)**	**(m)**	**(m)**	**Au (g/t Au)**	**Ag (g/t Ag)**
Escondida Central - Oxide	MD064	-1	35.00	39.40	4.40	26.76	1820
Escondida Central - Oxide	MD088	-1	32.00	39.00	7.00	3.82	115
Escondida Central - Oxide	MD090	-1	67.00	70.70	3.70	22.94	171
Escondida Central - Oxide	MD106	-1	28.04	33.00	4.96	43.63	1332
Escondida Central - Oxide	MD106	-2	42.00	46.00	4.00	7.21	766
Escondida Central - Oxide	MD113	-1	44.63	50.60	5.97	3.03	10
Escondida Central - Oxide	MD139	-1	30.00	34.50	4.50	24.49	391
Escondida Central - Oxide	MD153	-1	24.00	27.65	3.65	0.51	19
Escondida Central - Oxide	MD170	-1	63.80	69.00	5.20	60.34	2081
Escondida Central - Oxide	MD170	-2	69.00	78.00	9.00	0.37	33
Escondida Central - Oxide	MD115	-1	53.90	57.00	3.10	20.41	1480
					55.5	**18.19**	**680.32**

Deposit or Shoot Name	Hole Number	Intercept Number	Depth From (m)	Depth to (m)	Length (m)	Exploration Assay Au (g/t Au)	Exploration Assay Ag (g/t Ag)
Escondida East	MD087	-1	30.06	33.00	2.94	13.03	284
Escondida East	MD108	-1	22.20	25.00	2.80	6.56	218
Escondida East	MD110	-1	25.00	30.00	5.00	15.42	333
Escondida East	MD111	-1	26.50	29.00	2.50	31.09	228
Escondida East	MD117	-1	43.64	50.00	6.36	5.67	113
Escondida East	MD118	-1	50.00	53.00	3.00	32.79	54
Escondida East	MD135	-1	75.00	79.00	4.00	5.59	79
Escondida East	MD136	-1	63.00	74.00	11.00	0.63	78
Escondida East	MD137	-1	71.90	74.00	2.10	8.48	82
Escondida East	MD148	-1	130.30	135.00	4.70	1.52	11
Escondida East	MD148	-2	138.00	143.00	5.00	0.30	34
Escondida East	MD151	-1	97.00	99.80	2.80	3.36	9
Escondida East	MD152	-1	98.00	100.47	2.47	3.12	53
					54.7	**7.16**	**114.00**
Deposit or Shoot Name	**Hole Number**	**Intercept Number**	**Depth From (m)**	**Depth to (m)**	**Length (m)**	**Exploration Assay Au (g/t Au)**	**Exploration Assay Ag (g/t Ag)**
Escondida West	MD085	-1	61.00	64.00	3.00	1.75	30
Escondida West	MD095	-1	39.00	47.00	8.00	17.59	662
Escondida West	MD096	-1	10.20	14.00	3.80	13.20	261
Escondida West	MD097	-1	87.00	89.00	2.00	1.22	17
Escondida West	MD123	-1	32.00	36.00	4.00	2.63	146
Escondida West	MD124	-1	75.00	79.27	4.27	2.16	238
Escondida West	MD145	-1	49.00	52.00	3.00	0.52	82
Escondida West	MD149	-1	31.00	34.00	3.00	0.29	55
Escondida West	MD149	-2	40.00	44.00	4.00	2.59	246
Escondida West	MD169	-1	33.27	38.00	4.73	3.14	129
					39.8	**5.71**	**248.21**
Deposit or Shoot Name	**Hole Number**	**Intercept Number**	**Depth From (m)**	**Depth to (m)**	**Length (m)**	**Exploration Assay Au (g/t Au)**	**Exploration Assay Ag (g/t Ag)**
Esperanza	MD076	-1	42.02	46.55	4.53	3.77	446
Esperanza	MD138	-1	54.00	57.00	3.00	0.33	40
Esperanza	MD141	-1	51.30	56.00	4.70	2.72	262
Esperanza	MD166	-1	14.92	17.03	2.11	0.89	98
Esperanza	MD167	-1	92.00	96.00	4.00	0.90	83
					18.3	**1.88**	**201.17**
Deposit or Shoot Name	**Hole Number**	**Intercept Number**	**Depth From (m)**	**Depth to (m)**	**Length (m)**	**Exploration Assay Au (g/t Au)**	**Exploration Assay Ag (g/t Ag)**
Esperanza South East	MD099	-1	33.27	40.00	6.73	2.17	110
Esperanza South East	MD099	-2	40.00	49.38	9.38	0.42	48
Esperanza South East	MD100	-1	37.30	41.20	3.90	5.91	172
Esperanza South East	MD101	-1	31.00	39.00	8.00	5.75	109
Esperanza South East	MD102	-1	39.00	41.21	2.21	0.65	64
Esperanza South East	MD103	-1	9.04	12.00	2.96	5.68	179
Esperanza South East	MD126	-1	104.00	107.46	3.46	0.81	58
Esperanza South East	MD128	-1	53.69	56.53	2.84	0.29	150
Esperanza South East	MD129	-1	41.10	45.00	3.90	2.24	52
					43.4	**2.62**	**96.38**

Deposit or Shoot Name	Hole Number	Intercept Number	Depth From (m)	Depth to (m)	Length (m)	Exploration Assay Au (g/t Au)	Ag (g/t Ag)
Loma Escondida	MD092	-1	18.60	21.05	2.45	29.06	966
Loma Escondida	MD093	-1	15.25	16.85	1.60	0.83	23
Loma Escondida	MD094	-1	11.00	14.00	3.00	0.52	39
Loma Escondida	MD130	-1	27.00	29.36	2.36	43.30	2311
Loma Escondida	MD131	-1	20.00	24.00	4.00	2.21	157
Loma Escondida	MD189	-1	52.00	55.50	3.50	7.04	443
Loma Escondida	MD191	-1	54.00	56.00	2.00	5.49	194
Loma Escondida	MD195	-1	39.64	41.80	2.16	19.73	1794
Loma Escondida	MD197	-1	20.00	24.00	4.00	2.99	248
					25.1	**11.20**	**630.38**
Deposit or Shoot Name	**Hole Number**	**Intercept Number**	**Depth From (m)**	**Depth to (m)**	**Length (m)**	**Exploration Assay Au (g/t Au)**	**Ag (g/t Ag)**
Gabriela	MD181	-3	106.00	111.00	5.00	0.45	57
Gabriela	MD163	-1A	30.00	40.00	10.00	0.37	94
Gabriela	MD163	-1B	40.00	55.00	15.00	0.23	34
Gabriela	MD163	-2	58.00	60.00	2.00	7.51	144
Gabriela	MD164	-2	41.00	44.00	3.00	0.39	86
Gabriela	MD181	-1	59.00	62.00	3.00	0.12	41
Gabriela	MD181	- 2A	69.00	73.80	4.80	0.48	86
Gabriela	MD181	- 2B	73.80	86.00	12.20	1.03	189
Gabriela	MD183	-1A	19.45	27.25	7.80	1.84	324
Gabriela	MD183	-1B	27.25	36.11	8.86	0.59	72
Gabriela	MD184	-1	19.00	30.00	11.00	0.22	75
Gabriela	MD179	-1	28.25	33.00	4.75	1.21	156
					82.7	**0.80**	**112.86**
Deposit or Shoot Name	**Hole Number**	**Intercept Number**	**Depth From (m)**	**Depth to (m)**	**Length (m)**	**Exploration Assay Au (g/t Au)**	**Ag (g/t Ag)**
Escondida Far West	MD218	-1	151	157	6.00	30.44	1944
Escondida Far West	MD206	-1	36.50	42.40	5.90	1.24	105
Escondida Far West	MD206	-2	29.00	34.50	5.50	0.53	26
Escondida Far West	MD216	-1	93.00	104.00	11.00	22.76	1529
					28.4	**16.25**	**1070.46**
Carla	MD066	-1	26.87	35.75	8.88	11.59	347

Metcon Laboratories Pty Ltd, a wholly-owned subsidiary of the publicly listed AMMTEC Limited was selected to carry out the first stage of the program which included investigating gravity concentration, flotation and conventional precious metal leaching.

The samples arrived at the Metcon laboratories in late March 2008.

16.2.2 Comminution Testwork Sampling

Seven 83 mm diameter PQ3 holes were drilled in February and March 2008 with the specific intention of obtaining samples with a sufficiently large top size dimension to allow a full suite of grinding tests to be carried out, including JK drop-weight tests. The drop weight test needed at least 100 kg of

crushed rock with a size range of 75 mm to 12.5 mm and it was not possible to obtain this quantity from either half-HQ or whole HQ drill core.

The objective was to establish sound preliminary comminution information from a number of the mineralised shoots and for this information to be used in preliminary engineering calculations. However this requirement was planned so as to assist in a geological QA/QC requirement to start the "twinning" of a number of previously drilled intersections.

For both the twinning reconciliation and for the selection of the appropriate intercept for testwork a reliable assay sample was important. However the normal procedure of taking half-core would adversely impact some of the comminution testwork planned. The geologists therefore agreed to take a smaller horizontal slice for assay with a maximum dimension of 15mm and a minimum of 12mm, as illustrated by the dimension "h" in Figure 77.

Figure 77 Core Sampling Slice Diagram


s
h
c
d
θ
R

With 85 mm diameter core this still left intact drill core with dimensions of approximately 85 mm x 70 mm giving an excellent chance of meeting the JK drop weight test requirement, while providing a good assay guide as to the length and position of the mineralised interval.

The planned comminution testwork was expected to include two JK drop weight tests on composites as well as SMC tests and Bond Rod, Ball and Abrasion Index tests on each of the 7 intercepts.

These plans were altered when the initial 12 mm samples gave what appeared to be anomalous assay results for some intercepts. It was agreed that QA/QC checks on assaying and gold distribution had a higher priority than metallurgical results. Subsequently, half PQ core was sent to the selected laboratory, AMMTEC in Perth, and the JK drop weight tests were dropped from the test program.

This was a significant compromise given that the principal reason for large diameter core drilling was to obtain JK drop weight data. However on review, it appeared uncertain that the initial development concepts for Cerro Moro would require a SAG mill circuit and the design of such a circuit was the principle reason for the JK tests. For evaluation purposes, it was agreed that the SMC data would suffice and that this could still be obtained satisfactorily from half PQ core.

16.3 2008 Flowsheet Development Testwork – Metcon Laboratories, Sydney

The intercepts described in Table 27 above were air freighted to the Metcon Laboratories in Sydney, Australia. The samples were received at the end of March 2008 and were prepared according to the following agreed flowchart shown in Figure 78 to deliver a series of individual samples for assay and evaluation as well as 8 representative shoot composites.

Figure 78 Metcon Preparation of Initial Test Composites


88 intercepts received
March 08
unpack, weigh
Carla
1 intercept
store uncrushed
Escondida Far West
4 intercepts
store uncrushed
Escondida Central Fresh (14)
Escondida Central Oxide (11)
Escondida East (13)
Escondida West (10)
Esperenza (5)
Esperenza SE (9)
Loma Escondida (9)
Gabriella (12)
crush each intercept to -2mm
Au rich
Au rich
Au rich
Au rich
Ag rich
Ag rich
50/50
silver rich
83 x 0.5kg head sample
pulverise 150g portion
assay dup Au, dup Ag,
S by Leco furnace
350 g
spare
blend and divide
1/2 of each intercept
combine intercepts into composites
weigh, blend & divide into 24 x 1kg portions
plus excess in 24kg portions & head
store 1/2 of each intercept
8 x 0.5kg head sample
pulverise 150g portion
assay duplicate portions for Au
duplicate portions for Ag
ICP multi-element scan at ALS
350g portion
mineralogy
XRD
Escondida Central Fr & Ox
Escondida East
Gabriella
Escondida West, Esperenza
Esperenza SE, Loma Escondida
set aside for phase 2 confirmatory tests
4 x 1kg trial grinds
to cover the range P80 = 800 to 75µm
19 x 1kg for
grind/size liberation
series

The preparation plan took into account the calculated weights of each composite so that initial flowsheet development work could be carried out on those with the largest weights. The flowsheet could then be applied to and tested on the smaller composites.

Head assays were obtained for each of the 81 individual intercepts sent to Metcon as well as for the 8 shoot composites. All assays were carried out by independent, certified, external laboratories and fire assays were carried out in duplicate. The intercept to intercept reconciliation had some significant differences, especially in the Escondida samples and especially with higher grades. Given the frequency of observation of visible gold and silver (electrum) in the samples this was not surprising. The results were given to exploration management to add to their QA/QC database.

The composite weights and head assay comparisons are shown in Table 28 below and selected results from the ICP multi-element scans in Table 29.

Table 28 **Shoot Composite Head Assays**

Shoot Name	Metcon Weight (kg)	Geological Assay Au (g/t)	Geological Assay Ag (g/t)	Metcon Head Assays Au (g/t)	Metcon Head Assays Ag (g/t)	Metcon Head Assays S (%)
Escondida Central - Fresh	92.5	22.07	634	18.42	601	2,23
Escondida Central - Oxide	85.8	18.19	680	22.47	693	2.17
Escondida East	86.7	7.01	114	9.54	116	1.17
Escondida West	54.4	5.71	248	4.08	159	0.90
Esperanza	30.7	1.88	201	1.72	170	1.08
Esperanza SE (south east)	59.6	2.62	96	3.76	77	0.20
Loma Escondida	37.0	11.2	630	9.24	488	1.09
Gabriela	128.5	0.74	137	0.80	126	0.50

Table 29 **Selected Shoot Composite ICP Analyses.**

Element	Units	Escondida Central Fr	Escondida Central Ox	Escondida East	Escondida West	Esperenza	Esperenza SE	Gabriela	Loma Escondida
Al	%	5.4	5.6	5.9	5.5	4.1	4.5	4.9	5.9
As	ppm	63.8	77	55.3	34.9	65.9	31.7	37.6	80.1
Ba	ppm	550	490	710	650	480	1090	660	780
Ca	%	0.27	0.18	0.28	0.12	0.16	0.04	0.15	0.42
Cd	ppm	8.8	17.0	2.5	0.8	1.8	1.3	0.2	2.0
Ce	ppm	52.7	49.8	57.3	56.1	39.4	54.1	57.9	64.4
Co	ppm	8.2	7.4	8.5	4.2	5.3	2.8	5.1	7.0
Cu	ppm	332	577	216	114	214	22.5	41	211
Fe	%	2.58	2.62	2.64	2.25	2.37	2.45	1.93	3.28
Ga	ppm	18.1	18.5	21.0	16.6	14.6	11.6	16.1	17.8
K	%	4.2	3.9	4.3	3.9	2.9	2.3	3.5	4.3
Mg	%	0.24	0.23	0.55	0.17	0.14	0.02	0.10	0.40
Mn	ppm	403	618	1320	199	437	134	164	789
Mo	ppm	87.3	91.9	124.0	23.0	58.0	15.5	6.2	9.4
Na	%	0.06	0.06	0.10	0.07	0.07	0.05	0.14	0.25
Ni	ppm	4.2	3.5	3.1	3.2	2.1	1.5	1.5	2.0
P	ppm	1070	750	1110	620	760	930	670	1910
Pb	ppm	2220	2410	354	585	779	1940	90	978
Sb	ppm	18.1	12.8	7.8	5.8	7.2	8.7	3.8	3.2
Sc	ppm	10.3	9.9	11	9.9	8.8	7.8	9.8	12.1
Se	ppm	2	3	1	1	1	1	1	1
Sn	ppm	19	9	5	2	1	2	2	2
Sr	ppm	94	101	97	103	90	164	157	235
Te	ppm	0.3	0.2	0.2	0.2	0.3	0.8	0.1	0.4
Th	ppm	4.6	4.6	5.1	5.5	3.5	5.4	5.0	5.6
Ti	%	0.32	0.29	0.35	0.30	0.24	0.22	0.34	0.44
Zn	ppm	2200	3500	505	229	623	348	64	568
Zr	ppm	116	118	123	124	79	90	97	101
Hg	ppm	0.15	0.13	0.07	0.21	0.21	0.23	0.21	0.09

As expected, the head assay results confirmed considerable variability between the different shoots, and not only in term of precious metals although this was considered to be the most important factor to address in a process flowsheet. The relatively thin nature of the veins at Cerro Moro and the almost certain need to mine from multiple shoot locations at the production phase required a flowsheet that was relatively insensitive to such variations. The evidence from geological logging, assays and earlier scoping metallurgy was that much of the variability was likely to arise from coarse gold and electrum.

A conventional way to deal with coarse and variable precious metals is to have a much larger gravity concentration section at the front end of the process so as to remove the particles as efficiently as possible ahead of a leach or flotation section. It was therefore important to incorporate gravity recovery testwork in the Metcon program.

However alternative approaches were available and one which Exeter management had experience of was the use of a flash flotation installation (also sometimes known as "unit cell") in the grinding circuit of coarse gold plants. These specialised, small flotation cells operate at high density and remove a large quantity of coarse sulphides as well as precious metals in a small amount of froth concentrate. In addition, there was potential for flash flotation to remove the relatively significant quantities of soft acanthite (silver sulphide, Ag_2S) seen in much of the high grade Cerro Moro core, that might otherwise be overground in a milling circuit.

Until recently one problem with flash flotation was that it had been very difficult to test the process in a useful and reproducible way in laboratories. Installations often were made on the basis of "gut feel" between metallurgists on both the owner's and engineer's sides of the project team in conjunction with the equipment manufacturers. However through discussions between Outotec (one of the manufacturers) technical experts, Metcon and Exeter, a reproducible test process for Cerro Moro was developed using coarse grinds and modified conditions in conventional laboratory flotation cells.

It was therefore decided that the flowsheet development program would heavily focus on attempting to maximise precious metal recovery within the grinding circuit by using flash flotation on coarsely ground sample followed immediately by gravity concentration. The tails from this circuit would be split and processed by both conventional leaching and by flotation in parallel for comparison.

16.3.1 Flowsheet Front-End Optimisation

As outlined above, the process flowsheet development philosophy was to recover as much gold and silver at the front end of the process, within the grinding circuit, and then compare the effectiveness of conventional leaching and conventional flotation to scavenge the remaining gold and silver values.

With the shoot composites having head grades that varied from 0.80 g/t Au to over 20 g/t Au and silver grades that varied from just over 70 g/t Ag to over 700 g/t Ag, considerable variability in performance could be anticipated. However the objective was for the combination of flash flotation and gravity concentration to perform better on the higher grades and provide a less variable mineral concentration to go forward to the scavenging process.

It was decided to use the four shoot composites with the most weight to first optimise the size for the two grinding circuit processes. These were Escondida Fresh, Oxide and East and Gabriella which

gave a satisfactory mix of high, medium and low grades as well as an ability to judge if the shallower, weathered, nature of Escondida Oxide might impact the performance. The optimum grind size would then be used to test conventional leaching and flotation as final recovery processes. Figure 79 illustrates the flowsheet.

Figure 79 Flash Flotation and Gravity Optimisation Schematic Diagram


10 x 2kg portions at -2mm
6 x 2kg spare
4 x 2kg tests at nominated P80 sizes (no grind) nominal P80 = 1000µm, 500, 250, 75µm
take an accurate start weight
grind to nominated P80
if necessary decant off slimes and filter to reduce water
remove the plus 600µm fraction and bypass flotation
transfer the filtered slimes and solids to 2.5 litre cell ~45-50% solids
1200 rpm, high density float, 30g/t CuSO4
25g/t PAX collector, IF 50 frother as required
2 x float conc at 30 & 60 sec
2 x precious metal rich sulphide concentrates
dry, weigh & assay
Au & Ag
pass through 75mm Knelson concentrator
take 1 bed volume of concentrate
~1800 grams Knelson tails
dry, sample for assay & divide into two
pulverise & assay Au & Ag
70 - 100 grams
pan the concentrate to approx
10 - 20 grams
1/2 portion
weigh & grind to
P80 = 75µm
24hr CN leach
0.1% NaCN, pH10.5
no carbon
include 1hr CN check
4, 8, 24hr liquor
for Au & Ag assay
final residue
Au & Ag assay
1/2 portion
weigh & grind to
P80 = 75µm
bulk sulphide float
no pH control, 20g/t
collector doses
stage roughing until no
further response
assay rghr conc & tails
for Au, Ag & S
dry & weigh
pulverise & assay
Au & Ag
this should be a sulphide rich
fraction
dry & weigh
assay the pan conc
in full for
Au & Ag
no pulverising

The combined flash flotation and gravity concentration recoveries of gold and silver recoveries that were calculated from this first series of tests are illustrated in Figure 80, gold on the left and silver on

the right. The grind sizes that were tested for each of the shoot composites were 80% passing sizes ("P80") of 1000µ, 500µ, 250µ and 75µ.

Figure 80 Flash Flotation and Gravity Recoveries at Different Grind Sizes


ESCONDIDA CENTRAL FRESH
ESCONDIDA CENTRAL OXIDE
ESCONDIDA EAST
GABRIELA
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
1000
500
250
75
gravity
flash float

The results showed that the two unit processes complemented each other to a very significant extent. In the gold rich Escondida shoots, gravity concentration was important to gold recovery but flash flotation was particularly important in raising silver recoveries. Interestingly, flash flotation form the upper, "oxidised" part of Escondida Central was as effective as on the lower, "fresh" part of the shoot.

Flash flotation was particularly important in achieving high recoveries of silver in the lower grade Escondida East and Gabriela shoots. In these shoots, the P80 of 250µ was clearly an optimum size, possibly more associated with liberation of the precious metal minerals than the efficiency of the process. In the higher grade shoots, 250µ also gave the best, or close to the best performance, and so this grind was selected as the optimum for the next phase of testwork which was to carry out comparative, standard, cyanide leach and flotation tests.

16.3.2 Full Flowsheet Development Tests – Conventional Leaching and Flotation

As indicated in Figure 80 above, after the primary recovery processes were completed, and using a P80 of 250µ for those processes, the remaining sample was reground to a standard P80 of 75µ and then carefully split into two equal halves. One portion was subjected to a standard agitation cyanide leach and the other half was used for a kinetic rougher flotation test.

The overall gold and silver recoveries obtained for testing the complete flowsheet on each of the initial four Cerro Moro shoots are shown in Figure 81 with the contributions of each of the processes also illustrated by the different shading.

Figure 81 **Comparison of Flowsheet Precious Metal Recoveries for Four Shoots 250µ Primary Size, 75µ Regrind Size**


Cyanide Leaching as Final Process
Gold Recoveries
tails leach
gravity conc
flash float
Conventional Flotation as Final Process
Gold Recoveries
conv float
gravity conc
flash float
Cyanide Leaching as Final Process
Silver Recoveries
tails leach
gravity conc
flash float
Conventional Flotation as Final Process
Silver Recoveries
conv float
gravity conc
flash float
100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Gabriela
Escondida East
Escondida Central Oxide
Escondida Central Fresh

It should be noted that while for the purposes of testwork, the tails from flash flotation and gravity concentration needed a separate regrinding step, for the equivalent process plant only a normal grinding circuit (without regrind) would be required for this combination of processes.

A number of aspects of these results were considered encouraging:

- The high overall recoveries with conventional leaching – high 90%'s for gold and approximately 90% for silver
- The stability of the overall recoveries for both metals and each of the 4 shoots when using conventional leaching, considering the variability in grades, geographical location and depth from surface,
- The unusually high gold and silver recoveries that were obtained using conventional flotation. This was unexpected, and while flotation as a process route would require a number of additional steps that would reduce its metallurgical and economical effectiveness, it was considered worthwhile continuing to check flotation performance on other shoots.

Reagent consumptions in conventional leaching were similar for each of the shoots and averaged 1.1 kg/t sodium cyanide and 0.6 kg/t lime as CaO over the 48 hour test period.

The leaching rate for gold and for most of the silver from the flash float – gravity tailings was very fast. However there were slightly different kinetic characteristics for each shoot as shown in Figure 82 below.

Figure 82 **Gold and Silver Leaching Kinetics of Flash Float/Gravity Tailings from Different Shoots**


% dissolution
hours
ESCONDIDA CENTRAL FRESH
ESCONDIDA CENTRAL OXIDE
ESCONDIDA EAST
GABRIELA
0
12
24
36
48
0
10
20
30
40
50
60
70
80
90
100

The two Escondida Central Shoot samples, effectively representing the upper and lower sections of Escondida Central, gave slightly different profiles. Gold leaching on the fresh ore was essentially 100% complete after 6 hours, but on the oxide composite it reached 90% after 6 hours and then essentially flattened out for 30 hours. The remaining 10% then started to leach at a similar rate to the silver. In both these high grade samples, silver recoveries continued to rise slowly in the second 24 hours. The reasons for this were not determined however the profile is characteristic of electrum leaching. The gold grades of the final leach residues in these two samples were very low indeed, at about 0.10 g/t Au, however silver residues were 45 g/t Ag and 70 g/t Ag. This suggests some possibility of improving silver recoveries on these samples.

In the Escondida East and Gabriela shoots, the first 6 hours of leaching gold and silver were similar to the higher grade shoots with fairly rapid kinetics for both metals. After 6 hours with silver the slope of the kinetic curve decreased to a linear, slow, leaching rate, again typical of electrum. Then after 24 hours with Escondida East and 30 hours with Gabriela, it stopped completely. This could suggest that with these two shoots, there could be a minor silver mineral present that is not amenable to leaching.

16.3.3 Application of the Flowsheet to all Eight Shoot Composites

The exceptionally good results from the combination of all three recovery processes led Exeter and Metcon to review the test methodology prior to checking the flowsheet on the remaining four composites.

In flash flotation the original concentrate had only been recovered over 1 minute, however Outotec recommended running the flotation cell for two minutes and it was decided to change to this increased residence time.

The gravity concentration stage in the test program used a 10 cm diameter centrifugal Knelson concentrator and the recoveries were based on that concentrate being sampled and removed. The balance not needed for assay was sent for mineralogical examination.

Normally at Metcon, the laboratory Knelson concentrates about 10% of a 1000 g charge into a 100 g concentrate. It was noticed that on the Cerro Moro samples it was recovering significantly less weight so it was decided to give each sample, two passes through the machine.

This retention/removal of all Knelson concentrate was recognised as not reflecting normal flowsheet practice, and it was decided to introduce pan cleaning, taking a small amount of high-grade concentrate and returning the rest of the material for leaching/flotation. This would require the leach and flotation scavenging process to carry out additional work, but would more closely mirror plant conditions.

The new procedures worked as expected and had the effect of increasing the proportion of gold and silver recovered to flash flotation (additional residence time) and considerably reducing the amount of gravity recovery, but to a much higher grade. In general, these changes meant that the tailings leach had to recover almost twice as much gold, except in the case of Gabriela. These effects are clear from the example given in Table 40 which compares the gold recoveries between Series 1 which used the original conditions and Series 2 which incorporated the changes described above.

Table 30 Gold Recovery Comparison for Flash Flotation, Gravity Concentration and Leaching of Tails

	Escondida Central Fresh		Escondida Central Oxide		Escondida East		Gabriela	
	Series 1	Series 2	Series 1	Series 2	Series 1	Series 2	Series 1	Series 2
Flash Float Concentrate	31.6	59.2	32.5	45.9	37.3	53.2	35.2	44.3
Gravity Concentrate	56.6	30.4	44.3	12.5	47.5	16.2	8.9	1.7
Tailings Leaching	11.5	20.0	22.7	40.8	14.7	29.9	53.3	49.8
TOTAL	99.7	99.6	99.5	99.2	99.5	99.3	97.4	95.8

The Series 2 procedure was applied to all 8 shoot composites including the original four. The trends illustrated in Table 40 were seen in all shoots, with the role of gravity concentration being considerably diminished in most cases.

Whether these profiles and changes occur in practice will depend on the plant design and the degree of flexibility built in. However in terms of the testwork flowsheet design, the scavenging efficiency of conventional cyanide leaching was proven by the Series 2 results that are summarised in Figure 83 below.

Figure 83 Precious Metal Recovery Comparison of Cyanide Leaching and Conventional Flotation for all 8 Shoots Using Series 2 Conditions


Cyanide Leaching - Gold Recoveries
leach
grav
flash
ECF ECO EE GAB EW ESP ESP-SE LOMA
Conventional Flotation - Gold Recoveries
float
grav
flash
ECF ECO EE GAB EW ESP ESP-SE LOMA
Cyanide Leaching - Silver Recoveries
leach
grav
flash
ECF ECO EE GAB EW ESP ESP-SE LOMA
Conventional Flotation - Silver Recoveries
float
grav
flash
ECF ECO EE GAB EW ESP ESP-SE LOMA

Reference to Figure 83 above.

ECF	Escondida Central Fresh	EW	Escondida West
ECO	Escondida Central Oxide	ESP	Esperanza
EE	Escondida East	ESP–SE	Esperanza South East
GAB	Gabriela	LOMA	Loma Escondida

When conventional cyanide leaching was used to follow up the two concentration steps, the high recoveries of gold and silver seen in previous tests were extended to the four new shoot composites. The calculated overall gold recoveries for Escondida West, Esperanza South East and Loma Escondida were around 97% to 98% while the recovery for Esperanza was 95%.

Silver recoveries were around 90% in the Esperanza's and up to 95% in Loma Escondida which made them slightly better than the earlier tests.

Flotation however was not as effective on the new shoots, especially in terms of overall gold recovery which varied between 75% and 80%. While this was a little higher than had originally been obtained on Gabriela (60%) it was disappointing to see this level of gold recovery on three other shoots, as it appeared to downgrade the potential of flotation as an economic back-up process. There did not appear to be any problem with the flotation operating technique as results on the original 4 shoots were very similar and indicated good repeatability.

Flotation silver recovery was better and in the range of 75% to 80% on the Esperanza's and Escondida West and with a very high recovery of 95% silver from Loma Escondida, similar to that obtained by leaching.

In view of the very good metallurgical results obtained in the slightly unconventional flowsheet it was decided to also carry out a final series of "default" leaches using a standard approach. Metcon and Exeter agreed that in view of the known coarse gold and silver noted previously, a default leach would include a gravity concentration step, followed by a normal 48 hour cyanide leach.

At the time of preparing this 43-101 report, these tests have been completed but not reported.

16.3.4 Future Flowsheet Development Work

The current flowsheet has been demonstrated to provide very high gold and silver recoveries that were beyond the expectations of Exeter management when the testwork began. Furthermore, the good performance has been experienced across 8 of the more important shoots at Cerro Moro irrespective of their location, depth, grade, physical and chemical properties.

It had been planned to attempt to corroborate the flowsheet by carrying out variability work on individual intercepts (not composites) at a completely independent laboratory. This should demonstrate if the processes tended to be dependent on operator technique. It had been intended to use the remnant PQ intercepts at the AMMTEC laboratory in Perth once the comminution tests described

in the following section were completed. This work has been postponed temporarily as a result of the economic downturn and a hopefully short term need to conserve resources.

Other necessary work will be to test the flowsheet on significant new shoots, for example, Escondida Far West, and to carry out a systematic program of variability testing on individual intercepts, probably with priority given to the Escondida structure which may well be the first vein system exploited. In conjunction with such a program, future work will simultaneously look at engineering parameters such as settling, filtration and clarification rates and environmental stability of tailings and waste rock from overburden. If, as appears likely, process development will require the use of a Merrill Crowe circuit to recover precious metals from solution, there will also be a focus on establishing the parameters needed for that process.

16.4 2008 Comminution Testwork – AMMTEC Limited, Perth, WA

A summarised description of the seven half-PQ core samples sent to AMMTEC is given in Table 31 below. The weight of each intercept packed and sent was 30 kg to 40 kg.

Table 31 Comminution Testwork - PQ Intercept Details

Drill hole	Shoot	From (m)	To (m)	Length (m)	Depth (m)	Assay g/t Au	Assay g/t Ag
MD 292A	Escondida Central	30.35	36.03	5.68	25	1.15	36
MD 293	Escondida Central	76.00	83.90	7.09	62	73.79	1201
MD 294	Esperanza South East	34.60	41.00	6.40	30	2.82	74
MD 295	Gabriela	30.00	38.00	8.00	26	0.91	104
MD 297	Silvia	29.20	37.00	7.80	27	2.21	5
MD 298	Escondida West	21.00	31.40	10.40	21	3.84	121
MD 299	Escondida Far West	62.65	71.85	9.20	43	6.00	572

The PQ holes were drilled in close proximity to previous drill holes, most of them reverse circulation percussion, so that the approximate position of the target vein was known. The positions were chosen to hit the wider veins so that there would be more sample, and they were also selected to provide a variety of shoots and depths.

The depth indicated in Table 31 is an approximate vertical depth from surface to the mid-point of the mineralisation selected. The assays are a weighted average of the assays from the sliver of core illustrated in Figure 77 in Section 16.2.2 above.

AMMTEC were asked to carry out SMC tests on each intercept, a full range of standard Bond comminution indices (except crushing index) and to measure the mean specific gravities of each sample. The sample preparation for the intercepts was appropriate to these procedures:

- Ten specimens of drill core were selected from each intercept and used for in-situ SG determinations.
- Each intercept was then control crushed to less than 25 mm.
- Each intercept was thoroughly homogenised by passing it three times through a rotary sample splitter.
- A sub-sample was split out, control crushed and screened to generate the necessary material in a size range of -22.4+19.0 mm for SMC testwork.
- A sub-sample was split out, control crushed and screened to generate material in the size range -19.0+12.5 mm for Bond abrasion index determination
- A sub-sample was split out, control crushed and screened to generate material in the size range of <12.5 mm for Bond rod mill work index determination.
- A sub-sample was split out, control crushed and screened to generate material in the size range of <3.35 mm for Bond ball mill work index determination.

16.4.1 SMC Comminution Testwork

Over the last 30 years, many significant advances in the understanding, modelling and simulation of complex mineral and mining processes have been made at the Julius Kruttschnitt Mineral Research Centre (JKMRC or sometimes the JK Centre) at the University of Queensland in Brisbane, Australia.

JK Tech is the commercial arm of the JK Centre and was formed to licence intellectual knowledge, carry out tests and sell specialised software, instruments and equipment. Among many JK initiatives, the JK drop weight test has become one of the major tools to describe the mineral qualities that characterize crushing and milling. JK Tech licences certain laboratories to carry out its test procedures using approved equipment and AMMTEC is one of these.

The standard JK Tech drop-weight testwork provides ore specific parameters for use in the JK Sim Met mineral processing simulator software and JK Sim Met crusher model. This data and software can be used to design complete crushing and grinding plants although it is normal to use a series of other methods including more traditional ones as checks. Typically the drop weight test requires a minimum of 70 kg of material with a top size of 100 mm to 150 mm.

The SMC (SAG Mill Comminution) test was developed by SMC Testing Pty Ltd to provide a cost-effective means of obtaining these same drop weight test parameters from smaller drill core or broken ROM rock samples in situations where limited quantities of material are available.

The SMC test generates a relationship between the impact energy on a rock particle (known as specific input energy (kWh/t)) and the proportion of fragmented/broken product passing a specified sieve size. The results are used to determine the drop-weight index (DWi), which is a measure of the

strength of the ore sample when broken under impact conditions. The DWi is directly related to two other JK rock breakage parameters, A and b, and can be used to determine their values.

The test procedure was summarised from the SMC report:

One hundred particles in the size range -22.0+19.0 mm were selected in accordance with the SMC proprietary test procedure. These were divided into five groups of twenty specimens.

Each group of 20 specimens was broken using the JK drop-weight tester at a different specific energy level. The target specific breakage energy levels (Ei) were: 3.5 kWh/t; 2.5 kWh/t; 1.0 kWh/t; 0.5 kWh/t and 0.25 kWh/t.

In testing, the drop-weight head was raised to a known height and allowed to fall onto each specimen which rested on an anvil. The key measurement, the input energy, was determined from the mass of the drop-weight head, the distance through which it fell and the mass of the specimen being tested.

The difference in distance between the initial starting point and the final rest height of the drop-weight head was used to calculate the energy used in breaking each particle. After the completion of breakage of 20 particles in each group, the broken product was screened at a sieve size that was one tenth of the original test particle size.

The results for the Cerro Moro SMC tests are shown in Table 32.

Table 32 SMC Test Results for Cerro Moro PQ Intercepts

Drill Hole	Shoot	Vertical Depth (m)	DWi	Derived Values						
				A	b	Mia (kWh/t)	A x b	Category	Rank	%
292A	Esc Central	25	5.4	63.5	0.76	17.0	48.3	Medium	1360	50.9
293	Esc Central	62	6.0	61.3	0.73	18.0	44.7	Medium	1216	45.5
294	Esperanza SE	30	5.6	64.5	0.62	20.5	40.0	Mod Hard	970	36.3
295	Gabriela	26	5.3	66.1	0.73	17.1	48.3	Medium	1359	50.9
297	Silvia	27	2.8	64.1	1.27	11.5	81.4	Soft	2112	79.1
298	Esc West	21	2.3	63.7	1.64	9.3	104.5	Soft	2298	86.0
299	Esc Far West	43	5.6	65.6	0.69	17.8	45.3	Medium	1246	46.6

The categories used in the table are SMC categories derived from the JK technical parameters A, b and t_{10} at 1 kWh/t and on average, indicate that the Cerro Moro intercepts are of medium hardness. One intercept from Esperanza SE was moderately hard and two were quite soft.

The rank shows the number of the 2304 samples in the JK Tech DW test database that are harder than the sample tested and the % indicates the percentage of samples that are harder in the SMC database of over 7000 results from 400 different deposits.

The Mia factor is a proprietary SMC parameter that represents the coarse particle grinding energy required in a conventional comminution circuit and together with an Mib factor for soft grinding, can be used to estimate the total energy required.

16.4.2 Bond Comminution Parameter Testwork

For all 7 intercepts, AMMTEC carried out Bond Abrasion Index (Ai), Bond Rod Mill Work Index (RWi), and Bond Ball Mill Work Index (BWi) tests according to the procedures laid down by Fred Bond and using the appropriate standard equipment.

Table 33 summarises the Bond test results.

Table 33 Bond Comminution Test Results for Cerro Moro PQ Intercepts

Drill Hole	Shoot	Vertical Depth (m)	Ai	Bond Parameter RWi kWh/t	BWi kWh/t
292A	Esc Central	25	0.35	19.4	16.8
293	Esc Central	62	0.34	20.7	19.8
294	Esper'za SE	30	0.27	21.1	19.3
295	Gabriela	26	0.51	20.7	19.3
297	Silvia	27	0,28	16.8	14.4
298	Esc West	21	0.11	14.3	15.1
299	Esc Far West	43	0.42	21.0	19.9

Note: - closing screen size for the RWi was 1180µ, and the P80 ranged from 700µ to 800µ
- closing screen size for the BWi was 106µ and the P80 ranged from 80µ to 84µ

In summary the Bond testwork appeared to indicate that the intercepts were somewhat harder to grind than the SMC results.

The Rod Mill and Ball Mill work indices at around 19 to 20kWh/tonne for 5 of the intercepts would normally classify them in the moderately hard to very hard range. The Esperanza intercept shown to be "moderately hard" in the SMC test had the highest rod mill index but two of the SMC "medium" samples were tougher than it according to the ball mill indices.

The two intercepts characterised as "soft" by SMC testwork were less hard than the others according to the work indices, but had Bond values more in keeping with medium to average comminution hardness than soft ones.

The abrasion indices could be considered low for ores with relatively high work indices. One might expect to see quite high values of 0.5 to 0.6 at work indices in the 18 to 20 range. Also the "moderately hard" Esperanza intercept had a similar abrasivity to the much softer Silvia intercept.

Future grinding testwork will have the objective of increasing the database of results to include samples from all significant shoots and from some of the deeper mineralised horizons.

16.5 Mineralogy and Mineral Identification

As part of the flowsheet front end optimisation work described in Section 16.2 above, it was decided that it would be useful to carry out mineralogical examination of the flash flotation and gravity concentrates to see if different minerals were being recovered by the two processes.

In Series 1 of the program, flash flotation was only carried out for a minute, but two 30 second concentrates were taken. It was decided to look at these separately for the two Escondida Central intercepts where there was sufficient material from the second concentrate to sample. The gravity concentrate was a pure Knelson concentrate without panning. The three concentrates from Escondida Central Fresh and Oxide as well as the two concentrates from Escondida East and Gabriela were sent to consulting mineralogists, Roger Townend & Associates of Perth, Western Australia.

Townend carried out optical examination of all samples in resin-mounted polished and thin section, and confirmed some observations using a scanning electron microscope.

16.5.1 Flash Flotation Concentrate 1 (0 to 30 seconds)

The following estimates and observations were interpreted from Townend's draft report.

Table 34 Flash Float Concentrate 1 – Major Discrete Sulphide Components

	Escondida Central Fresh	Escondida Central Oxide	Escondida East	Gabriela
Pyrite	70%	60%	90%	90%
Sphalerite	10%	20%	<5%	<5%
Galena	5%	5%	<5%	<5%
Chalcopyrite	<5%	5%	<5%	-

In each case approximately 50% of the concentrate was estimated to be gangue. The percentages in the tables only refer to the percentage of sulphides present and not the total sample observed.

Pyrite was observed mainly as discrete, free grains in all 4 concentrates and while composites with other sulphides were present these were generally uncommon. The size range was 20μ to 400μ in Escondida Central and to 300μ in Escondida East and the grains were angular equant to elongate. In Gabriela the size range was a little tighter to 250μ with the larger grains being euhedral.

Sphalerite was observed as mostly free pale grains of low-iron content up to 200μ in size in the Escondida Central Fresh but 100μ or less in Escondida central Oxide and East. Composites with galena were fairly common at all shoots. Composites with copper minerals were uncommon to rare.

Free galena was observed at all 4 shoots but was mostly seen as composite with sphalerite or as inclusions with pyrite. Galena/chalcopyrite composites were noted in all three Escondida shoots and, more rarely, at Gabriela.

Chalcopyrite was mainly free at the two Escondida Central shoots and less than 100μ in size. It was seen more as a composite at Escondida East – with galena, bornite and covellite and at Gabriela was mostly present as inclusions in pyrite

A little arsenopyrite was observed at Gabriela.

Gold was seen in all concentrates, mainly as electrum but also as argentian gold. The term "argentian gold" was used to define electrum where gold was dominant. Electrums up to 120μ were seen and an argentian gold particle up to 300μ observed in Escondida East. A 40μ grain of low-silver gold was seen in Gabriela concentrates.

Metallic silver was seen as electrum and argentian gold at all 4 shoots and as native silver at Gabriela. The native silver occurrences observed were as one free grain but also as composites with acanthite and pyrite.

Silver minerals were most commonly acanthite (Ag_2S) followed by jalpaite (Ag_3CuS_2) at all deposits. Acanthite was as abundant as chalcopyrite at the Escondida Central shoots. Freibergite $[(Ag,Cu,Fe)_{12}(Sb,As)_4S_{13}]$ and Pearceite $[Ag_{16}As_2S_{11}]$were also noted in the Fresh and Oxide intercepts respectively.

16.5.2 Flash Flotation Concentrate 2 (30 seconds to 60 seconds)

There was only sufficient concentrate from the second period of flash flotation to take samples from the two Escondida Central intercepts.

Table 35 Flash Float Concentrate 2 – Major Discrete Sulphide Components

	Escondida Central Fresh	Escondida Central Oxide
Pyrite	80%	75%
Sphalerite	10%	15%
Galena	5%	5%
Chalcopyrite	<5%	<5%

The abundance and mix of minerals was very similar to the first concentrate with no obvious change in the size of grains or the composite nature. In fact the pyrite appeared to be a little coarser in the second concentrate but sphalerite was again mainly less than 100μ in size.

Discrete chalcopyrite was fine-grained but much was composite with other sulphides. Covellite and bornite were also noted in the shallower Oxide sample.

Gold and silver occurrences were similar to the first concentrate. Electrum was seen in composites with galena, acanthite, pyrite and attached to chalcopyrite as well as free grains. Some small grains were seen in coarse pyrite. The main silver mineral was again acanthite with minor jalpaite noted. In Escondida Central Oxide, stromeyerite [CuAgS] was noted as well as some native silver.

16.5.3 Knelson Gravity Concentrate (Uncleaned)

The distribution of the major sulphides was again estimated by Townend and is interpreted in Table 36.

Table 36 Knelson Gravity Concentrate – Major Discrete Sulphide Components

	Escondida Central Fresh	Escondida Central Oxide	Escondida East	Gabriela
Pyrite	70%	80%	80%	dominant
Sphalerite	5 - 10%	5%	5%	n/a
Galena	5 - 10%	5%	<5%	n/a
Chalcopyrite	<2%	<2%	<1%	n/a

The difference with Table 36 compared to Table 34 and Table 35 is that the sulphides were in general, a minor component of the sample. Most were comprised of gangue, so care was needed to be taken when comparing the sulphide quantities to those in the flash float concentrate. In Escondida Central Fresh and Oxide sulphides accounted for around 20%, in Escondida East, 5% and in the Gabriela sample less than 5%.

With Escondida Central Fresh, approximately 50% of the 70% pyrite was free and the remainder composite, mainly with gangue. In the Escondida Central Oxide sample the percentages were 50% free and 30% disseminated in quartz. At Escondida East most of the pyrite was liberated as grains in the size range of 50µ to 150µ while at Gabriela most pyrite was seen within silicates. Goethite, haematite and martite were also noted at Gabriela.

Sphalerite had a low iron content and was often coarse grained and sometimes composite with galena. At Gabriela it was seen in masses up to 1000µ in composites with pyrite, jalpaite and silica. Even though significant quantities of sphalerite were seen in the flash float concentrates, it was mainly liberated and it seems that the coarser grains did not float too well.

Chalcopyrite was uncommon and seen mainly as composites with pyrite, galena or acanthite, and occasionally as fines. Bornite and covellite were as common in most samples, except at Gabriela.

Gold and silver as electrum and argentian gold were less frequently seen than in the flash flotation concentrates, but in some cases the particles were much coarser. Native silver was again seen in the Gabriela concentrate.

Acanthite was still the main silver mineral with jalpaite seen in all intercepts. Often these silver minerals were quite coarse – dimensions of 100µ to 300µ were observed.

In a number of cases, rims of gold or silver or electrum were seen on other minerals such as acanthite and this type of occurrence may eventually provide clues as to how the metal values were deposited.

17.0 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Exeter has not estimated a potential mineral resource or mineral reserve as yet, although this work is scheduled for the first half of 2009, utilising Snowden. The authors are not aware of any CIM Mineral Resource and Mineral Reserve Definition compliant resource or reserve estimates completed by any other companies on the property.

18.0 OTHER RELEVANT DATA AND INFORMATION

Environmental base line studies started at the Cerro Moro project in mid-2008 with the objective of establishing the pre-development environmental and social characteristics of the project and it surrounds.

A meteorological station was established on site in August 2008 with the capability of measuring and recording a wide range of climatic factors to international standards, including wind speed and direction, temperatures, solar radiation, relative humidity and evaporation. The station was equipped with a data logger. The information will ultimately be analysed and compared with other official records in the Puerto Deseado region for base line comparisons.

Also in August 2008, on-the-ground baseline studies started under the supervision of Vector Engineering ("Vector"), a consultancy experienced in this type of work throughout Argentina. Vector's main role was to co-ordinate and ensure the quality of a full range of base line studies being carried out by specialist contractors. The studies include climate, flora, fauna, aquatic biology, geology, geomorphology, air quality, archaeology, palaeontology, hydrology, hydrogeology, and community, cultural and social aspects.

Earlier in May 2008, Water Management Consultants Pty Ltd (a Schlumberger company; "WMC") carried out a preliminary site survey and review of possible water sources to supply a potential Cerro Moro development. Exeter's nominal requirements were assumed to be between 8 litres per second and 16 litres per second. WMC reported that in their view, alluvial aquifers and underlying fractured bedrock could be capable of supplying this quantity of water sustainably using several local endorheic basins which they identified. WMC suggested a program of work to investigate this possibility in detail which included drilling and pump testing.

There is no other data or information known by the authors that would be considered to be relevant to the Cerro Moro project at this time.

19.0 INTERPRETATION AND CONCLUSIONS

Improved geological, structural and mineralisation models developed over the past two years has led to the discovery of numerous high-grade gold-silver polymetallic veins at Cerro Moro. These base metal anomalous veins tend to be recessive and are represented on the surface by either very poor outcrop quartz vein material or none at all. Extensive cover of Tertiary marine sediments and Quaternary gravels also hinder the location or extensions of the various veins and targets. Detailed ground magnetic survey data, coupled with IP and resistivity data, has highlighted potential targets that are initially tested via trenching, as in the case of the Escondida prospect.

Structures in east-west to northwest-southeast orientations are presently the preferred targets, where this orientation is interpreted to be tensional, pull apart structures resulting from minor strike-slip movement of the larger north-west structures. Examples include Loma Escondida and Carla, that both host high-grade gold-silver mineralisation. Escondida Central is an example of a high-grade gold-silver shoot in an east-west orientation on a major northwest trending structure.

The discontinuous ore shoots within the larger structures appear to be locally controlled by changes in strike, which are thought to have produced dilational flexures and jogs allowing for greater fluid flow. Changes in wall-rock lithology, along the structures, may be an important factor in controlling the local strike direction of the structures. It has also been noted that the brittle, felsic units have a tendency to produce stronger stock-work style development around the main structures than the intermediate units.

A little over 65% of the drilling by Exeter has been conducted on the Escondida, Gabriela, Esperanza and Loma Escondida veins, with nearly half of the drilling solely at the Escondida prospect. During 2007 and 2008, new areas were discovered and drilled, such as the Esperanza Southeast, Gabriela and Silvia prospects. Previously known prospects, such as the Loma Escondida vein, were re-viewed, trenched and drilled with successful results; considerably extending the mineralisation.

Over 20 targets have now been identified that require additional testing. These targets are at various levels of investigation, and geochemical surface sampling, detailed geological mapping, trenching and drilling will be proposed.

The initial focus is to complete a CIM Mineral Resource and Mineral Reserve Definition compliant resource estimate during the first half of 2009, utilising Snowden. Drilling during 2009 will initially concentrate on extending or discovering high grade gold-silver shoots on the known structures. This will include drilling on the Fomicruz properties (on completion of a signed agreement); with the priority being testing the northwest extension of the Escondida prospect. A resource drilling program will be designed upon receipt of the results and recommendations of the Snowden work. Exploration activities (other than drilling) will focus on the discovery of new high grade gold-silver targets on both the Cerro Moro properties and those of Fomicruz.

20.0 RECOMMENDATIONS

Based on the significant gold and silver mineralisation encountered at the various prospects at Cerro Moro to date, coupled with the interpreted potential for new discoveries on the property, numerous work programs are recommended to progress the project to a potential development stage decision.

20.1 Resource Estimation

A preliminary resource estimation, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro is to be completed during the first half of 2009, utilising Snowden. At the time of writing this report, this work had commenced, with the site visit in progress.

20.2 Drilling

A two component drilling program is proposed:

1. EXTENSION DRILLING: Design and implement a program of drilling to extend the known high grade gold-silver mineralisation laterally and at depth.

2. RESOURCE DRILLING: Upon receipt of the results and recommendations of the Snowden work a program is to be designed and implemented to improve or extend the confidence of the new resource (compliant with the CIM Mineral Resource and Mineral Reserve Definitions).

20.3 Metallurgical Test Work

It is proposed to apply the current flowsheet developed to all other significant shoots and also apply it to significant number of individual intercepts with widely different characteristics. This "variability" testwork will assist in further evaluating the robust nature of the flowsheet. In addition, metallurgical design testwork is proposed to start on aspects such as thickening, filtration and recovery of gold and silver from solution ("Merrill Crowe testwork"). More comminution testwork of a similar nature will be carried out to extend and confirm the results to date.

20.4 Base Line Studies

The current base line studies are currently planned to continue until mid-2009 which will give data over one full annual cycle in the relevant areas. It is then proposed to review the year's data with the consultants, and plan the detailed program that will be required to support environmental approvals and permits for development. As part of this work and as a preliminary stage of development planning, it is proposed review and test some of the potential water sources suggested by WMC.

20.5 General Exploration Programs

A series of recommendations are proposed to continue the exploration programs, which will lead to potential new discoveries:

1. Conduct ground magnetic surveying where required ensuring 100% coverage of the Cerro Moro properties. The products of this work will be used to refine the geological mapping and identify areas for follow up work.

2. It is proposed to continue the regional lag soil sampling program to complement the geophysical and geological mapping coverage.

On signing of the agreement with Fomicruz a regional exploration program will be designed and implemented. This work will include preliminary geological mapping, reconnaissance geochemical sampling (stream sediment, lag and spot rock chip sampling), leading to the identification of drill targets.

20.6 Quality Control

A series of recommendations are proposed to ensure that future mineral resource and mineral reserve estimates are compliant with the CIM Mineral Resource and Mineral Reserve Definitions:

1. The acquisition of appropriately detailed topographic data; be it from new detailed ground surveying, or controlled aerial photography-based digital topographic maps, or a combination of the both.

2. Commence processing of the geotechnical data, and specifically, continue the regular collection of bulk density measurements to ensure a statistically sound database to incorporate in future resource estimation exercises.

3. Review the standard reference material results for silver, and propose (if required) the future addition of silver specific standards. Assess whether any re-sampling and/or re-assaying is required to confirm the integrity of the existing silver results in the database.

20.7 Proposed Budget

The work described above is budgeted to cost an approximate CAD[9]$ 10,395,000 over a period of 15 to 24 months that includes 10,000 metres of drilling, commencing in March 2009. As future work programs are designed in detail, the associated costs will be updated.

[9] Canadian dollars

Table 37 Proposed Preliminary Budget Estimate for Cerro Moro

	CAD $
Drilling	$ 5,000,000
Assaying	$ 750,000
Geological Supervision and Management	$ 2,000,000
Field Technicians	$ 700,000
Field Expenses/Travel/Food	$ 1,000,000
Environmental/Water/Metallurgy Studies	$ 350,000
Miscellaneous	$ 100,000
SUM	$ 9,900,000
Contingency (5%)	$ 495,000
TOTAL	$10,395,000

The authors consider the above listed recommendations and preliminary estimated budget as appropriate with the stage of the project and that Cerro Moro exhibits sufficient potential to justify the work.

21.0 REFERENCES

Callan, N.J., 2008: Report to Accompany 1:10,000 Scale Geological Mapping, Cerro Moro Au-Ag Project, Puerto Deseado District, Santa Cruz Province, Patagonian Argentina., For Exeter Resource Corporation., Unpublished Company report dated 30 June 2008.

Corbett, G., 2007: Comments on the Cerro Moro and La Calandria Projects, Argentine Patagonia., For: Exeter Resource Corporation., Corbett Geological Services Pty. Ltd., Unpublished Company Report dated February 2007.

Corbett, G., 2007: Further Comments on the Controls to Au-Ag Mineralisation at the Cerro Moro Project, Argentine Patagonia., Corbett Geological Services Pty. Ltd., Unpublished Company Report dated November 2007.

Coughlin, T., 2005: Structural Controls on Low-Sulphidation Epithermal Gold-Silver Mineralisation in the Deseado Massif and Implications for Exploration, Santa Cruz Province, Argentina. For: Exeter Resource Corporation., Holcombe, Coughlin & Associates., Unpublished Company Report dated November 2005.

Gómez, G., 2006: Informe Mensual, Interpretación Geológica de Magnetometria Terrestre, Área Tres Lomas-Patricia-Escondida., Exeter Resource Corporation., Unpublished Company Report dated October 2006.

Grahame, A., 2007: Handover Report, Cerro Moro Project., Exeter Resource Corporation., Unpublished Company Report dated March 2007.

Houston, M., 2007i: Cerro Moro Project Argentina, Campaign Report May 2007., Exeter Resource Corporation., Unpublished Company Report dated 15 June 2007.

Houston, M., 2007ii: Cerro Moro Project Argentina, Campaign Report Sep – Oct, 2007., Exeter Resource Corporation., Unpublished Company Report dated 8 November 2007.

Mason, R., 2008: Structural Controls on Mineralisation at Cerro Moro, Santa Cruz Province, Argentina., For Exeter Resource Corporation., Unpublished Company report dated September, 2008.

Nash, C., 2004: Interpretation of Stereoscopic Aster Satellite Imagery, Cerro Moro Area, Southern Argentina. For: Exeter Resource Corporation., Colin Nash and Associates Pty. Ltd., Unpublished Company Report dated February 2004.

Perkins, J. & Williams, M.T., 2007: Technical Report – Cerro Moro Project, Santa Cruz Province, Argentina., Exeter Resource Corporation, Published (on SEDAR) Company report dated November 26, 2007.

Perkins, J. & Williams, M.T., 2008: Technical Report – Cerro Moro Project, Santa Cruz Province, Argentina., Exeter Resource Corporation, Published (on SEDAR) Company report dated April 28, 2008.

Van Kerkvoort, G., 2005: Cerro Moro – Evaluation Report., Exeter Resource Corporation., Unpublished Company Report dated September 2005.

Van Kerkvoort, G., Chacon, F., & Gargano, D., 2007: Notification of Completion of 10,000 Metres Drilling on the Cerro Moro Property report – Geological and Technical Data and Results from Exploration and Prospecting Work Conducted by Estelar Resources on the Cerro Moro Property., For Cerro Vanguardia S.A., Exeter Resource Corporation., Unpublished Company Report dated September 2007.

Williams, D.K., 2006: Preliminary Report on the Volcanic Stratigraphy and Proposed Ore Control and exploration Models for the Carla Prospect, Cerro Moro Property, Santa Cruz Province, Argentina., For: Exeter Resource Corporation., Dean K. Williams Consultant Geologist, Unpublished Company Report dated October 2006.

22.0 DATE AND SIGNATURE PAGE

22.1 CERTIFICATES OF THE QUALIFIED PERSONS

22.1.1 Matthew T. Williams

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled "Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina" dated February 9, 2009 (the "Technical Report") to which this certificate applies, I, Matthew T. Williams do hereby certify that:

1. I am a geologist and Exploration Manager – Argentina & Chile for Exeter. My address is Martín Zapata 445, Ciudad (5500), Mendoza, Republica Argentina.

2. I am a graduate of the Queensland University of Technology and obtained a Bachelor of Applied Science – Applied Geology in 1987.

3. I am a member in good standing of the Australian Institute of Mining and Metallurgy (MAusIMM).

4. I have worked as a geologist in exploration and advanced projects for the last 15 years in publicly listed companies. Gold projects that I have had a significant association with in either their development and/or operations include Tom's Gully (N.T., Australia), Ravenswood (Qld., Australia), Mount York (W.A., Australia), Pueblo Viejo (Dominican Republic), and Don Sixto (Mendoza Province, Argentina).

5. I have read the definition of "qualified person" set out in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. My most recent personal inspection of the Cerro Moro project was from 21 January 2009 to 05 February 2009 inclusive.

7. I am responsible for all sections, except section 16, of the Technical Report.

8. I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9. I have had prior involvement with the Cerro Moro project; namely, I have managed field exploration of the project since May 2005, and have visited the site on numerous occasions.

10. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9 day of February, 2009.

[ORIGINAL SIGNED]

Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

22.1.2 *Jerry Perkins*

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled "Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina" dated February 9, 2009 (the "Technical Report") to which this certificate applies, I, Jerry Perkins do hereby certify that:

1. I am a metallurgist. My address is Suite 701, 121 Walker Street, North Sydney, NSW 2060, Australia

2. I am a graduate of the University of Manchester Institute of Science & Technology (UMIST) and obtained a B.Sc. (Hons Chem. Eng.) in 1968.

3. I am a member in good standing of the Australian Institute of Mining and Metallurgy (FAusIMM) and a Chartered Professional (Metallurgy).

4. I have worked as a senior manager of mineral developments and operations for the last 30 years both in publicly listed companies and as an independent consultant. Gold projects that I have had a significant association with in either their development and/or operations include Selwyn (Qld, Australia), Red Dome (Qld., Australia), Kanowna Belle (WA, Australia), Granny Smith (WA, Australia), Sunrise (WA, Australia), Jinfeng (Guizhou, Peoples Republic of China), Beaconsfield (Tas. Australia).

5. I have read the definition of "qualified person" set out in National Instrument 43-101 – *Standards of Disclosure for Mineral Projects* ("NI 43-101") and confirm that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. My most recent personal inspection of the Cerro Moro project was on 17 November 2008.

7. I am responsible for section 16 of the Technical Report.

8. I am not independent of Exeter Resource Corporation as described in section 1.4 of NI 43-101.

9. I have had prior involvement with the Cerro Moro project; namely, I have visited the site on several occasions to review the mineralization at first hand in drill core, to select specific drill core intercepts for metallurgical testwork and to ensure that the sampling and packing procedures for those samples was in accordance with best practice. I have also visited the mineral tenements and surrounding areas with a view to assessing project development concepts and planning environmental baseline studies.

10. I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43-101.

11. As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 9 day of February, 2009.

[ORIGINAL SIGNED]

Jerry Perkins – BSc Hons. (Chem Eng.), CP, FAusIMM,

23.0 CONSENTS OF QUALIFIED PERSONS

23.1.1 Matthew T. Williams

Matthew T. Williams
Martín Zapata 445, Ciudad (5500), Mendoza, REPUBLICA ARGENTINA
Telephone: +54 261 4203415
Fax: +54 261 4293426

CONSENT

To: **TSX Venture Exchange**
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

And To: **Exeter Resource Corporation**

I, Matthew T. Williams, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled "Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina", with an effective date of February 9, 2009 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Preliminary Short Form Prospectus of Exeter Resource Corporation to be dated on or about February 11, 2009 (the "Prospectus"). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 9 day of February, 2009.

[ORIGINAL SIGNED]

Matthew T. Williams, B.App.Sc.-App.Geol., MAusIMM

23.1.2 *Jerry Perkins*

Jerry Perkins, B.Sc. (Hons Chem. Eng.), C.P., FAusIMM
Suite 701, 121 Walker Street, North Sydney, NSW 2060, Australia
+61299544699
+61299381020

CONSENT

To: **TSX Venture Exchange**
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission

And To: **Exeter Resource Corporation**

I, Jerry Perkins, do hereby consent to the public filing of the technical report prepared for Exeter Resource Corporation titled "Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina", with an effective date of February 9, 2009 (the "Technical Report") with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Exeter Resource Corporation on its company website or otherwise.

I have read a draft of the Short Form Prospectus of Exeter Resource Corporation to be dated on or about February 11, 2009 (the "Prospectus"). I consent to the incorporation by reference of, and to extracts from, or a summary of, the Technical Report in the Prospectus, and I confirm that the Prospectus fairly and accurately represents the information in the Technical Report.

Dated this 9 day of February, 2009.

[ORIGINAL SIGNED]

Jerry Perkins – BSc Hons. (Chem Eng.), CP, FAusIMM,

APPENDIX 1 –Standard Assay Results Graphs

Recommended Value Versus Reported Value for 0.77 g/t Au Standard (via Au-AA24)


0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
1
2
3
4
5
6
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean-2SD

Recommended Value Versus Reported Value for 1.46 g/t Au Standard (via Au-AA24)


1.800
1.600
1.400
1.200
1.000
0.800
0.600
0.400
0.200
0.000
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean-2SD

Recommended Value Versus Reported Value for 1.96 g/t Au Standard (via Au-AA24)


2.500
2.000
1.500
1.000
0.500
0.000
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 4.29 g/t Au Standard (via Au-AA24)


5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
1
2
3
4
5
6
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 1.66 g/t Au Standard (via Au-AA24)


2.500
2.000
1.500
1.000
0.500
0.000
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 2.14 g/t Au Standard (via Au-AA24)


2.500
2.000
1.500
1.000
0.500
0.000
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 6.83 g/t Au Standard (via Au-AA24)


7.600
7.400
7.200
7.000
6.800
6.600
6.400
6.200
6.000
5.800
5.600
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.41 g/t Au Standard (via Au-AA24)


0.500
0.450
0.400
0.350
0.300
0.250
0.200
0.150
0.100
0.050
0.000
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 2.71 g/t Au Standard (via Au-AA24)


3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
1
2
3
4
5
6
7
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.33 g/t Au Standard (via Au-AA24)


0.450
0.400
0.350
0.300
0.250
0.200
0.150
0.100
0.050
0.000
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 73 75 77
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.78 g/t Au Standard (via Au-AA24)


0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.79 g/t Au Standard (via Au-AA24)


1.000
0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.89 g/t Au Standard (via Au-AA24)



Recommended Value Versus Reported Value for 6.76 g/t Au Standard (via Au-AA24)



Recommended Value Versus Reported Value for 0.87 g/t Au Standard (via Au-AA24)


1.200
1.000
0.800
0.600
0.400
0.200
0.000
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53 55 57 59 61 63 65 67 69 71 73 75 77
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.95 g/t Au Standard (via Au-AA24)


1.200
1.000
0.800
0.600
0.400
0.200
0.000
1
2
3
4
5
6
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 2.38 g/t Au Standard (via Au-AA24)


2.500
2.450
2.400
2.350
2.300
2.250
2.200
2.150
2.100
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 5.85 g/t Au Standard (via Au-AA24)


6.200
6.000
5.800
5.600
5.400
5.200
5.000
4.800
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45 46
AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.58 g/t Au Standard (via Au-AA24)


AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.83 g/t Au Standard (via Au-AA24)


AuAA24_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.77 g/t Au Standard (via Au-AA26)


0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
1
2
3
4
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 1.46 g/t Au Standard (via Au-AA26)


1.800
1.600
1.400
1.200
1.000
0.800
0.600
0.400
0.200
0.000
1
2
3
4
5
6
7
8
9
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 1.96 g/t Au Standard (via Au-AA26)


2.200
2.100
2.000
1.900
1.800
1.700
1.600
1
2
3
4
5
6
7
8
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 4.29 g/t Au Standard (via Au-AA26)


5.000
4.500
4.000
3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
1
2
3
4
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 1.66 g/t Au Standard (via Au-AA26)


2.000
1.800
1.600
1.400
1.200
1.000
0.800
0.600
0.400
0.200
0.000
1
2
3
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 2.14 g/t Au Standard (via Au-AA26)


2.400
2.300
2.200
2.100
2.000
1.900
1.800
1.700
1 3 5 7 9 11 13 15 17 19 21 23 25 27 29 31 33 35 37 39 41 43 45 47 49 51 53
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 6.83 g/t Au Standard (via Au-AA26)


AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.41 g/t Au Standard (via Au-AA26)


AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 11.65 g/t Au Standard (via Au-AA26)


14.000
12.000
10.000
8.000
6.000
4.000
2.000
0.000
1
2
3
4
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 2.71 g/t Au Standard (via Au-AA26)


3.500
3.000
2.500
2.000
1.500
1.000
0.500
0.000
1
2
3
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.33 g/t Au Standard (via Au-AA26)


0.450
0.400
0.350
0.300
0.250
0.200
0.150
0.100
0.050
0.000
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.78 g/t Au Standard (via Au-AA26)


0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30 31 32 33 34 35 36 37 38 39 40 41 42 43 44 45
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 47.24 g/t Au Standard (via Au-AA26)


52.000
50.000
48.000
46.000
44.000
42.000
40.000
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.79 g/t Au Standard (via Au-AA26)


1.000
0.900
0.800
0.700
0.600
0.500
0.400
0.300
0.200
0.100
0.000
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.89 g/t Au Standard (via Au-AA26)


1.200
1.000
0.800
0.600
0.400
0.200
0.000
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 6.76 g/t Au Standard (via Au-AA26)


8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0.000
1 2 3 4 5 6 7
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.87 g/t Au Standard (via Au-AA26)


1.200
1.000
0.800
0.600
0.400
0.200
0.000
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 29 30
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.95 g/t Au Standard (via Au-AA26)


1.200
1.000
0.800
0.600
0.400
0.200
0.000
1
2
3
4
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 2.38 g/t Au Standard (via Au-AA26)


2.500
2.450
2.400
2.350
2.300
2.250
2.200
2.150
1
2
3
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 5.85 g/t Au Standard (via Au-AA26)


6.200
6.000
5.800
5.600
5.400
5.200
5.000
4.800
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.58 g/t Au Standard (via Au-AA26)


0.660
0.640
0.620
0.600
0.580
0.560
0.540
0.520
0.500
0.480
0.460
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 0.83 g/t Au Standard (via Au-AA26)


0.900
0.850
0.800
0.750
0.700
0.650
1
2
3
4
AuAA26_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 11.65 g/t Au Standard (via Au-GRA22)


14.000
12.000
10.000
8.000
6.000
4.000
2.000
0.000
1
2
3
4
5
6
AuGRA22_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

Recommended Value Versus Reported Value for 47.24 g/t Au Standard (via Au-GRA22)


51.000
50.000
49.000
48.000
47.000
46.000
45.000
44.000
43.000
42.000
41.000
1
2
AuGRA22_ppm
AuMean_ppm
Mean-2SD
Mean+2SD

APPENDIX 2 – Data Used to Construct the Long Sections

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Deborah	Drillhole	DDH16	34.7	50.8	16.1	6.4	51.9	7.3	116.0
Deborah	Drillhole	MRC024	28.0	33.0	5.0	1.7	25.8	2.1	10.0
Deborah	Drillhole	MRC055	31.0	34.0	3.0	2.3	17.0	2.6	7.5
Deborah	Drillhole	MD063	80.1	88.0	7.9	1.0	23.3	1.3	5.1
Deborah	Drillhole	MD078	99.6	101.5	1.9	1.2	21.4	1.6	2.9
Deborah	Drillhole	MD079	85.9	88.5	2.6	0.5	6.6	0.6	1.5
Deborah	Drillhole	MRC023	12.0	13.0	1.0	2.2	13.0	2.4	2.3
Deborah	Drillhole	DDH17	30.1	32.3	2.2	1.2	81.1	2.6	5.4
Deborah	Drillhole	MRC025	22.0	27.0	5.0	2.4	26.2	2.9	14.2
Deborah	Drillhole	MRC026	69.0	75.0	6.0	1.1	25.3	1.6	9.3
Deborah	Drillhole	MRC052	59.0	64.0	5.0	2.9	73.8	4.1	19.3
Deborah	Drillhole	MRC054	58.0	65.0	7.0	0.7	28.8	1.2	8.3
Deborah	Drillhole	MD080	78.3	82.0	3.7	0.6	13.0	0.8	2.9
Deborah	Drillhole	MRC053	41.0	55.0	14.0	3.0	60.5	4.0	28.0
Deborah	Drillhole	MRC033	21.0	25.0	4.0	1.5	14.0	1.8	7.2
Deborah	Drillhole	MRC032	27.0	30.0	3.0	4.3	86.3	5.8	17.3
Deborah	Drillhole	MRC030	14.0	24.0	10.0	2.5	60.2	3.5	34.9
Deborah	Drillhole	MRC029	26.0	29.0	3.0	6.3	197.6	9.5	27.5
Deborah	Drillhole	MRC028	28.0	30.0	2.0	10.4	127.0	12.5	24.1
Deborah	Drillhole	MRC027	29.0	33.0	4.0	3.6	76.5	4.8	18.9
Deborah	Trench	TDE14	4.3	9.4	5.1	2.8	23.8	3.2	12.5
Deborah	Trench	T105	1.5	2.4	0.9	14.8	85.0	16.3	9.4
Deborah	Trench	T109	1.5	3.4	1.9	2.7	15.5	3.0	4.7
Deborah	Trench	T110	0.0	3.4	3.4	3.6	24.7	4.0	8.7
Deborah	Trench	T111	1.5	5.0	3.5	5.4	58.5	6.4	17.2
Deborah	Trench	T112	0.0	4.7	4.7	7.9	135.8	10.2	39.3
Deborah	Trench	T113	0.0	3.7	3.7	11.4	119.1	13.4	35.1
Deborah	Trench	T114	0.9	5.4	4.5	5.8	52.5	6.7	19.4
Deborah	Trench	T104	0.0	3.5	3.5	0.6	1.5	0.6	1.3
Deborah	Trench	TDE10	4.9	5.6	0.7	1.1	3.5	1.1	0.6
Deborah	Trench	TDE11	5.8	7.4	1.6	12.4	3.9	12.5	15.9
Deborah	Trench	TDE18E	5.2	13.9	8.7	3.0	18.2	3.3	18.5
Deborah	Trench	TDE2	4.4	7.2	2.8	1.0	0.6	1.0	1.8
Deborah	Trench	TDE3	3.7	6.2	2.5	2.6	3.2	2.6	4.2
Deborah	Trench	TDE5	3.5	3.9	0.5	1.4	2.5	1.4	0.4
Deborah	Trench	TDE7	7.0	7.6	0.6	3.2	21.0	3.6	1.3
Deborah	Trench	TDE8	5.0	6.9	1.9	0.8	11.0	1.0	1.3
Deborah	Trench	TD_02	15.0	20.2	5.2	3.6	0.5	3.6	12.0
Deborah	Trench	T115	0.0	4.6	4.6	4.7	48.5	5.5	16.3
Deborah	Trench	TDE16	2.4	7.3	4.9	7.3	42.7	8.0	31.8
Escondida	Drillhole	MD445	152.5	156.5	4.0	8.3	633.9	18.8	65.9
Escondida	Drillhole	MD405	172.0	182.0	10.0	0.8	28.1	1.3	8.8
Escondida	Drillhole	MD413	105.0	106.1	1.1	3.5	85.4	4.9	3.3
Escondida	Drillhole	MD415	208.0	209.4	1.4	1.4	9.2	1.5	1.3
Escondida	Drillhole	MD417	163.9	166.1	2.2	0.5	17.2	0.8	1.2
Escondida	Drillhole	MD418	154.3	155.1	0.8	2.0	16.8	2.3	1.1
Escondida	Drillhole	MD419	164.2	165.0	0.9	3.6	43.6	4.3	2.6
Escondida	Drillhole	MD421	164.5	165.2	0.7	1.2	13.5	1.4	0.8
Escondida	Drillhole	MD444	107.6	110.0	2.4	2.7	117.4	4.6	8.8
Escondida	Drillhole	MD414	241.0	242.5	1.5	1.0	3.3	1.1	0.9
Escondida	Drillhole	MD446	142.5	146.5	4.0	1.0	175.1	4.0	13.3
Escondida	Drillhole	MD448	172.2	173.0	0.8	0.3	17.4	0.5	0.4
Escondida	Drillhole	MD449	110.1	110.7	0.6	3.6	84.0	5.0	2.7

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Escondida	Drillhole	MD450	166.8	169.0	2.3	4.6	125.3	6.7	9.6
Escondida	Drillhole	MD451	198.7	199.6	0.9	2.7	140.0	5.0	3.3
Escondida	Drillhole	MD452	120.3	120.6	0.3	0.0	0.0	0.0	0.0
Escondida	Drillhole	MD453	107.6	108.1	0.5	3.0	223.0	6.8	2.3
Escondida	Drillhole	MD454	173.5	178.2	4.7	44.2	71.0	45.4	128.2
Escondida	Drillhole	MD456	133.2	133.9	0.7	1.8	20.5	2.1	1.0
Escondida	Drillhole	MD400	171.5	171.9	0.4	4.5	12.9	4.7	1.2
Escondida	Drillhole	MD298	22.2	31.4	9.2	4.3	134.3	6.6	42.7
Escondida	Drillhole	MD455	198.9	199.5	0.7	2.4	65.9	3.5	1.7
Escondida	Drillhole	MD346	340.0	342.9	2.9	0.5	63.5	1.6	3.8
Escondida	Drillhole	MRC255	53.0	54.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MD299	63.2	71.0	7.9	7.0	669.3	18.2	99.1
Escondida	Drillhole	MD457	91.1	92.1	1.0	1.5	56.4	2.5	1.6
Escondida	Drillhole	MD304	240.9	243.0	2.1	0.0	0.0	0.0	0.0
Escondida	Drillhole	MD307	191.8	192.4	0.6	0.5	29.0	1.0	0.5
Escondida	Drillhole	MD310	285.1	288.7	3.6	0.8	58.9	1.8	4.1
Escondida	Drillhole	MD311	89.0	91.8	2.8	14.6	1509.8	39.7	102.0
Escondida	Drillhole	MD340	124.1	124.7	0.6	21.0	54.0	21.9	11.6
Escondida	Drillhole	MD342	206.0	206.6	0.6	7.4	3181.0	60.5	31.4
Escondida	Drillhole	MD301	237.6	239.1	1.5	0.7	31.0	1.2	1.4
Escondida	Drillhole	MD345	98.0	99.7	1.7	0.4	14.2	0.6	0.9
Escondida	Drillhole	MD399	203.0	205.0	2.0	0.4	7.7	0.6	0.6
Escondida	Drillhole	MD348	270.0	273.1	3.1	1.6	40.7	2.2	4.9
Escondida	Drillhole	MD354	171.0	172.0	1.0	0.2	22.6	0.5	0.4
Escondida	Drillhole	MD373	150.5	157.0	6.6	256.4	5611.5	349.9	1620.5
Escondida	Drillhole	MD379	77.9	78.0	0.1	0.0	0.0	0.0	0.0
Escondida	Drillhole	MD389	65.0	73.0	8.0	30.6	2734.5	76.2	423.6
Escondida	Drillhole	MD393	200.0	214.0	14.0	5.7	20.2	6.1	57.9
Escondida	Drillhole	MD395	159.6	160.3	0.7	1.0	16.0	1.2	0.5
Escondida	Drillhole	MD396	146.1	146.4	0.4	1.2	8.2	1.4	0.3
Escondida	Drillhole	MD398	110.0	115.0	5.0	21.4	1454.5	45.7	174.9
Escondida	Drillhole	MD344	143.0	143.9	0.9	0.8	16.7	1.0	0.8
Escondida	Drillhole	MRC273	63.0	64.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MRC426	48.0	49.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MRC428	85.0	86.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MRC253	72.0	73.0	1.0	0.8	8.6	1.0	0.7
Escondida	Drillhole	MRC256	42.0	43.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MRC176	11.0	15.0	4.0	0.4	9.2	0.5	1.2
Escondida	Drillhole	MD459	44.0	52.0	8.0	8.8	138.5	11.2	59.7
Escondida	Drillhole	MD460	317.4	319.6	2.2	3.6	55.1	4.5	6.3
Escondida	Drillhole	MD461	158.2	160.2	2.0	0.6	6.5	0.7	0.7
Escondida	Drillhole	MD462	178.7	179.5	0.8	1.1	45.0	1.8	0.9
Escondida	Drillhole	MD463	190.7	191.0	0.3	1.0	7.6	1.1	0.2
Escondida	Drillhole	MD464	174.4	175.2	0.8	0.6	8.8	0.7	0.3
Escondida	Drillhole	MRC034	76.0	78.0	2.0	14.2	151.0	16.8	21.6
Escondida	Drillhole	MRC084	20.0	33.0	13.0	5.7	177.0	8.7	80.0
Escondida	Drillhole	MRC161	60.0	63.0	3.0	0.7	44.1	1.4	3.2
Escondida	Drillhole	MRC272	24.0	25.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MRC175	66.0	77.0	11.0	6.4	184.8	9.4	56.3
Escondida	Drillhole	MRC257	47.0	48.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MRC178	126.7	128.8	2.2	5.1	248.6	9.2	14.4
Escondida	Drillhole	MRC182	85.0	86.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MRC225	56.0	57.0	1.0	0.6	3.6	0.7	0.5

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Escondida	Drillhole	MRC232	81.0	82.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MRC252	60.0	61.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MD296	140.1	140.6	0.5	0.2	29.0	0.7	0.3
Escondida	Drillhole	MRC254	92.0	98.0	6.0	5.7	157.9	8.4	32.4
Escondida	Drillhole	MD288	182.5	183.2	0.7	1.5	201.0	4.8	2.4
Escondida	Drillhole	MD458	94.1	95.6	1.6	0.7	22.6	1.1	1.4
Escondida	Drillhole	MRC162	76.0	78.0	2.0	1.0	56.4	1.9	3.4
Escondida	Drillhole	MD117	44.0	50.0	6.0	5.9	119.7	7.9	33.6
Escondida	Drillhole	MD107	85.8	86.2	0.3	2.4	26.6	2.8	0.6
Escondida	Drillhole	MD108	23.1	24.1	1.0	18.5	619.1	28.8	21.6
Escondida	Drillhole	MD109	124.0	129.1	5.1	1.4	45.7	2.2	7.9
Escondida	Drillhole	MD292A	33.0	36.0	3.0	1.5	53.6	2.4	4.7
Escondida	Drillhole	MD111	24.0	27.8	3.8	20.7	169.9	23.5	68.0
Escondida	Drillhole	MD293	78.0	83.0	5.0	116.5	1891.6	148.0	495.3
Escondida	Drillhole	MD113	45.2	51.4	6.2	3.0	13.3	3.2	16.7
Escondida	Drillhole	MD114	54.4	55.0	0.6	1.7	11.3	1.9	0.8
Escondida	Drillhole	MD135	76.0	78.2	2.2	9.9	139.5	12.2	20.3
Escondida	Drillhole	MD116	49.7	52.5	2.7	0.3	24.2	0.7	1.4
Escondida	Drillhole	MD104a	149.3	149.7	0.5	3.0	73.0	4.2	1.7
Escondida	Drillhole	MD118	46.0	52.6	6.6	15.1	26.6	15.6	75.3
Escondida	Drillhole	MD119	142.0	144.0	2.0	0.2	34.9	0.8	1.2
Escondida	Drillhole	MD120	81.6	82.0	0.4	0.2	15.9	0.5	0.1
Escondida	Drillhole	MD121	42.1	43.3	1.2	0.3	19.2	0.7	0.6
Escondida	Drillhole	MD122	39.7	42.0	2.3	0.7	14.5	1.0	1.8
Escondida	Drillhole	MD123	31.0	37.0	6.0	2.2	104.5	3.9	20.3
Escondida	Drillhole	MD124	29.7	30.0	0.3	0.4	3.1	0.5	0.1
Escondida	Drillhole	MD125	25.0	26.0	1.0	0.7	3.4	0.7	0.0
Escondida	Drillhole	MD127	6.0	7.8	1.8	0.6	3.2	0.6	0.9
Escondida	Drillhole	MD115	53.9	55.7	1.8	34.4	2498.1	76.0	94.9
Escondida	Drillhole	MD087	26.0	32.1	6.1	6.7	148.0	9.2	39.5
Escondida	Drillhole	DDH10	29.1	34.1	5.0	8.2	474.2	16.1	64.3
Escondida	Drillhole	DDH14	13.0	20.6	7.6	0.7	55.6	1.7	10.6
Escondida	Drillhole	DDH15	21.1	22.0	0.9	7.5	224.2	11.2	9.2
Escondida	Drillhole	MD061	38.5	41.2	2.7	27.2	245.1	31.3	51.5
Escondida	Drillhole	MD062	25.5	27.9	2.4	2.4	99.0	4.1	7.6
Escondida	Drillhole	MD064	30.0	40.4	10.4	11.6	776.7	24.5	189.4
Escondida	Drillhole	MD065	41.5	45.4	4.0	0.6	29.2	1.1	3.0
Escondida	Drillhole	MD082	131.3	135.0	3.7	94.8	211.2	98.4	165.3
Escondida	Drillhole	MD083	117.8	120.2	2.3	0.4	17.1	0.7	1.0
Escondida	Drillhole	MD106	28.5	32.0	3.5	61.7	1886.7	93.2	253.5
Escondida	Drillhole	MD086	10.0	10.8	0.9	0.7	8.2	0.8	0.6
Escondida	Drillhole	MD105	105.0	110.0	5.0	1.6	261.5	6.0	25.4
Escondida	Drillhole	MD088	35.4	38.1	2.7	6.6	288.3	11.4	19.8
Escondida	Drillhole	MD089	77.2	80.0	2.9	30.2	1173.3	49.8	116.3
Escondida	Drillhole	MD090	67.0	69.7	2.7	31.3	229.0	35.1	72.6
Escondida	Drillhole	MD091	84.5	88.9	4.4	37.9	220.8	41.5	147.1
Escondida	Drillhole	MD095	40.1	47.0	6.9	20.3	766.4	33.1	175.0
Escondida	Drillhole	MD096	10.2	12.9	2.7	18.4	364.1	24.5	54.8
Escondida	Drillhole	MD097	67.0	67.7	0.7	1.9	2.1	2.0	1.2
Escondida	Drillhole	MD098	77.5	81.3	3.8	127.6	4281.3	199.0	557.4
Escondida	Drillhole	MD112	100.4	106.7	6.3	17.9	1240.5	38.6	170.9
Escondida	Drillhole	MD085	61.0	64.0	3.0	1.7	30.1	2.2	5.9
Escondida	Drillhole	MD259A	186.0	195.9	9.9	1.9	195.7	5.1	37.0

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Escondida	Drillhole	MD221	74.0	80.8	6.8	22.1	1555.2	48.1	231.3
Escondida	Drillhole	MD224	90.2	92.8	2.7	0.4	34.3	0.9	1.5
Escondida	Drillhole	MD226	196.5	202.0	5.6	4.3	124.2	6.3	22.9
Escondida	Drillhole	MD227	111.9	112.5	0.6	0.6	13.2	0.8	0.4
Escondida	Drillhole	MD228	78.0	83.0	5.0	13.3	716.4	25.2	109.1
Escondida	Drillhole	MD229	146.0	154.6	8.6	2.9	224.6	6.7	44.1
Escondida	Drillhole	MD233	173.7	175.4	1.7	4.4	325.8	9.8	11.6
Escondida	Drillhole	MD237	355.5	356.8	1.4	0.8	34.8	1.4	1.2
Escondida	Drillhole	MD218	152.1	158.0	5.9	30.9	1976.5	63.8	232.5
Escondida	Drillhole	MD258	217.9	218.9	1.0	6.1	364.5	12.2	8.2
Escondida	Drillhole	MD271	208.6	209.0	0.4	1.0	26.0	1.4	0.4
Escondida	Drillhole	MD260	130.2	132.0	1.8	10.5	479.8	18.5	26.2
Escondida	Drillhole	MD261	68.0	72.0	4.0	0.9	45.5	1.7	6.1
Escondida	Drillhole	MD262	72.0	78.0	6.0	1.1	89.2	2.6	11.9
Escondida	Drillhole	MD268	252.0	253.5	1.5	0.3	31.6	0.8	0.7
Escondida	Drillhole	MD270	251.7	252.0	0.4	34.8	1305.0	56.5	13.1
Escondida	Drillhole	MD136	63.0	74.0	11.0	0.6	77.9	1.9	16.0
Escondida	Drillhole	MD274	252.3	255.6	3.3	0.5	35.5	1.1	2.7
Escondida	Drillhole	MD110	26.0	32.0	6.0	13.0	277.2	17.6	78.5
Escondida	Drillhole	MD291	161.5	164.2	2.7	0.9	43.3	1.6	3.5
Escondida	Drillhole	MD249	119.0	121.0	2.0	0.3	9.8	0.5	1.0
Escondida	Drillhole	MD139	30.7	34.0	3.3	33.8	539.8	42.8	85.6
Escondida	Drillhole	MD283	237.3	238.5	1.2	0.6	26.5	1.1	1.0
Escondida	Drillhole	MD216	94.0	103.0	9.0	27.8	1868.5	58.9	340.7
Escondida	Drillhole	MD137	72.3	73.1	0.9	20.8	199.7	24.1	16.1
Escondida	Drillhole	MD140	76.3	85.3	8.9	6.8	237.9	10.8	64.5
Escondida	Drillhole	MD142	114.0	116.9	2.9	0.3	18.2	0.6	1.2
Escondida	Drillhole	MD144	15.5	16.0	0.5	0.7	5.6	0.8	0.3
Escondida	Drillhole	MD145	50.0	51.6	1.6	0.9	152.9	3.4	4.5
Escondida	Drillhole	MD146	52.0	53.0	1.0	0.0	0.0	0.0	0.0
Escondida	Drillhole	MD147	22.8	24.0	1.2	0.7	8.7	0.8	0.8
Escondida	Drillhole	MD148	130.6	134.0	3.4	2.0	13.8	2.3	5.3
Escondida	Drillhole	MD170	64.1	77.0	12.9	24.5	860.2	38.9	250.9
Escondida	Drillhole	MD150	51.0	52.0	1.0	0.3	22.0	0.7	0.6
Escondida	Drillhole	MD151	98.4	99.2	0.8	11.6	26.4	12.0	7.1
Escondida	Drillhole	MD152	98.0	100.5	2.5	3.1	53.4	4.0	7.3
Escondida	Drillhole	MD153	25.4	27.4	2.0	0.8	30.5	1.3	1.8
Escondida	Drillhole	MD167	93.0	94.9	1.9	1.8	166.4	4.6	7.2
Escondida	Drillhole	MD168	85.0	86.0	1.0	0.9	42.7	1.6	1.5
Escondida	Drillhole	MD169	34.1	37.3	3.2	4.6	191.2	7.8	20.3
Escondida	Drillhole	MD206	37.9	42.7	4.9	1.4	121.7	3.5	10.5
Escondida	Drillhole	MD214	29.0	33.0	4.0	0.6	30.6	1.1	2.6
Escondida	Drillhole	MD149	41.0	42.6	1.6	6.5	620.4	16.8	20.8
Escondida	Trench	TEE_08	44.3	47.0	2.7	0.7	1.9	0.8	2.0
Escondida	Trench	TEE_01	2.0	3.2	1.2	9.7	8.4	9.9	11.3
Escondida	Trench	TEE_02	2.0	9.2	7.2	3.9	93.4	5.5	39.0
Escondida	Trench	TEE_03	0.0	7.9	7.9	30.4	43.4	31.1	244.1
Escondida	Trench	TEE_04	1.7	5.4	3.7	6.0	12.5	6.2	22.9
Escondida	Trench	TEE_05	4.8	13.9	9.1	1.5	9.8	1.7	0.0
Escondida	Trench	TEE_07	3.6	9.1	5.5	1.5	36.6	2.1	10.9
Escondida	Trench	TEE_09	11.5	12.3	0.8	1.8	23.6	2.2	0.0
Escondida	Trench	TEE_10	17.9	23.4	5.5	2.8	9.7	3.0	16.5
Escondida	Trench	TEE_11	55.5	57.4	1.9	2.0	12.5	2.2	3.9

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Escondida	Trench	TEE_13	23.3	25.6	2.3	7.1	238.3	11.1	24.9
Escondida	Trench	TEW_01	8.5	11.7	3.2	2.1	17.3	2.4	7.5
Escondida	Trench	TEW_03	3.5	8.5	5.0	1.5	63.2	2.6	12.6
Escondida	Trench	TEW_04	3.0	5.8	2.8	34.5	349.3	40.3	106.0
Escondida	Trench	TEW_05	1.2	9.9	8.7	50.9	589.5	60.7	510.1
Escondida	Trench	TEW_07	22.0	22.5	0.5	0.5	3.5	0.5	0.2
Escondida	Trench	TEE_06	3.0	9.4	6.4	0.7	6.3	0.9	5.8
Esperanza	Drillhole	MD336	95.3	96.0	0.7	8.6	72.5	9.8	5.2
Esperanza	Drillhole	MD334	111.0	112.3	1.3	1.0	56.1	1.9	1.8
Esperanza	Drillhole	MD333	103.4	103.7	0.3	0.2	21.0	0.5	0.1
Esperanza	Drillhole	MD330	116.1	117.1	1.0	0.0	0.0	0.0	0.0
Esperanza	Drillhole	MD315	121.9	122.9	1.1	4.2	354.7	10.1	9.2
Esperanza	Drillhole	MD185	30.0	33.5	3.5	0.0	0.0	0.0	0.0
Esperanza	Drillhole	MRC039	15.0	18.0	3.0	2.0	94.0	3.6	7.6
Esperanza	Drillhole	MD166	15.3	16.4	1.1	1.6	186.3	4.7	3.2
Esperanza	Drillhole	MD294	35.8	40.0	4.2	4.2	107.7	6.0	12.6
Esperanza	Drillhole	MRC035	24.0	26.0	2.0	2.2	170.0	5.0	4.2
Esperanza	Drillhole	MRC036	57.0	60.0	3.0	0.0	36.0	0.6	1.1
Esperanza	Drillhole	MRC060	15.0	18.0	3.0	1.0	115.3	2.9	6.7
Esperanza	Drillhole	MRC038	34.0	54.0	20.0	1.8	149.4	4.3	65.9
Esperanza	Drillhole	MRC056	5.0	8.0	3.0	1.4	199.3	4.7	10.8
Esperanza	Drillhole	MRC057	38.0	41.0	3.0	3.9	323.0	9.3	22.9
Esperanza	Drillhole	MD165	37.0	38.0	1.0	0.7	4.6	0.7	0.5
Esperanza	Drillhole	MD099	32.0	49.4	17.4	1.0	69.6	2.2	19.1
Esperanza	Drillhole	MRC037	108.0	114.0	6.0	0.1	32.0	0.7	2.1
Esperanza	Drillhole	MD102	39.8	40.8	1.0	1.4	121.0	3.4	1.9
Esperanza	Drillhole	MRC209	44.0	46.0	2.0	0.9	149.5	3.4	5.2
Esperanza	Drillhole	DDH11	50.5	62.1	11.6	2.0	354.9	7.9	52.6
Esperanza	Drillhole	DDH12	47.8	48.5	0.7	0.1	35.0	0.7	0.4
Esperanza	Drillhole	DDH13	53.3	56.4	3.1	0.0	0.0	0.0	0.0
Esperanza	Drillhole	MD075	41.0	41.7	0.7	0.0	0.0	0.0	0.0
Esperanza	Drillhole	MD076	40.4	45.6	5.2	3.3	393.1	9.9	36.4
Esperanza	Drillhole	MD101	32.4	42.4	10.0	4.6	96.2	6.2	35.7
Esperanza	Drillhole	MD100	36.3	43.0	6.8	3.7	104.4	5.4	19.3
Esperanza	Drillhole	MD143	34.9	35.3	0.4	3.0	200.0	6.3	1.7
Esperanza	Drillhole	MD103	9.0	10.6	1.5	10.8	340.6	16.5	15.0
Esperanza	Drillhole	MD126	101.0	106.7	5.7	0.6	47.1	1.4	5.6
Esperanza	Drillhole	MD128	53.7	56.5	2.8	0.2	149.9	2.7	3.8
Esperanza	Drillhole	MD129	41.1	56.0	14.9	0.7	40.0	1.3	9.7
Esperanza	Drillhole	MD134	91.8	95.9	4.1	0.5	27.3	1.0	3.1
Esperanza	Drillhole	MD138	54.6	55.7	1.1	0.8	102.0	2.5	2.0
Esperanza	Drillhole	MD141	49.5	54.8	5.4	2.4	236.7	6.4	24.3
Esperanza	Drillhole	MD077	33.2	34.9	1.7	1.0	122.7	3.1	3.3
Esperanza	Drillhole	MRC246	95.0	96.0	1.0	0.2	21.5	0.5	0.2
Esperanza	Drillhole	MRC059	20.0	23.0	3.0	4.2	354.3	10.1	22.5
Esperanza	Drillhole	MRC244	63.0	68.0	5.0	0.1	74.9	1.4	3.5
Esperanza	Drillhole	MRC211	80.0	84.0	4.0	1.3	181.0	4.3	9.6
Esperanza	Drillhole	MRC247	90.0	91.0	1.0	0.6	52.9	1.5	0.5
Esperanza	Drillhole	MRC215	32.0	35.0	3.0	0.6	86.0	2.1	4.3
Esperanza	Trench	TESP_13	4.2	9.2	5.0	4.1	687.1	15.5	0.0
Esperanza	Trench	TESP_16	3.5	3.7	0.3	1.2	11.5	1.4	0.0
Esperanza	Trench	TESP_12	4.4	5.3	0.9	2.3	113.0	4.1	0.0
Esperanza	Trench	TESP_09	4.2	6.1	1.9	0.6	15.6	0.8	0.0

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Esperanza	Trench	TESP_08	4.4	5.3	0.9	3.4	253.7	7.6	0.0
Esperanza	Trench	TESP_03	1.6	7.8	6.2	4.9	432.3	12.1	0.0
Esperanza	Trench	TESP_01	2.8	6.5	3.7	9.7	794.5	23.0	0.0
Esperanza	Trench	TESE_08	2.4	4.8	2.4	1.8	204.0	5.2	12.2
Esperanza	Trench	TESE_07	8.1	17.7	9.6	1.1	46.6	1.9	18.2
Esperanza	Trench	TESE_05	9.9	11.3	1.4	0.0	37.8	0.7	1.0
Esperanza	Trench	TESE_04	4.0	19.0	15.0	3.4	138.7	5.7	85.4
Esperanza	Trench	TESE_03	5.8	21.0	15.2	3.4	102.1	5.1	76.9
Esperanza	Trench	RxESE_01	4.4	5.6	1.2	2.7	206.3	6.1	7.2
Esperanza	Trench	RxESE_02	0.0	3.7	3.7	1.9	133.5	4.2	15.3
Esperanza	Trench	RxESE_03	0.0	0.5	0.5	1.8	122.0	3.9	1.9
Esperanza	Trench	TESE_01	0.0	6.0	6.0	2.2	114.0	4.1	13.8
Esperanza	Trench	TESE_02	23.0	29.0	6.0	3.9	121.2	5.9	35.4
Gabriela	Drillhole	MRC367	53.0	57.0	4.0	0.0	0.0	0.0	0.0
Gabriela	Drillhole	MRC363	114.0	115.0	1.0	0.0	0.0	0.0	0.0
Gabriela	Drillhole	MRC329	78.0	80.0	2.0	0.0	0.0	0.0	0.0
Gabriela	Drillhole	MRC267	42.0	43.0	1.0	0.4	23.2	0.8	0.6
Gabriela	Drillhole	MRC266	53.0	56.0	3.0	1.5	220.6	5.1	12.5
Gabriela	Drillhole	MRC264	38.0	48.0	10.0	1.3	184.6	4.4	34.7
Gabriela	Drillhole	MRC369	34.0	35.0	1.0	0.0	0.0	0.0	0.0
Gabriela	Drillhole	MD416	48.0	48.7	0.7	0.8	97.1	2.4	1.4
Gabriela	Drillhole	MD420	153.0	153.3	0.3	0.3	66.1	1.4	0.3
Gabriela	Drillhole	MRC370	30.0	34.0	4.0	0.0	0.0	0.0	0.0
Gabriela	Drillhole	MRC372	79.0	81.0	2.0	5.5	986.5	22.0	36.8
Gabriela	Drillhole	MRC423	41.0	46.0	5.0	0.7	98.4	2.3	9.5
Gabriela	Drillhole	MD371	72.9	81.1	8.2	5.9	920.1	21.2	138.8
Gabriela	Drillhole	MRC424	44.0	48.0	4.0	0.6	85.3	2.0	6.2
Gabriela	Drillhole	MD181	74.9	84.8	10.0	1.2	228.6	5.0	43.1
Gabriela	Drillhole	MD368	158.6	167.7	9.2	1.6	272.2	6.2	30.0
Gabriela	Drillhole	MD179	28.3	32.0	3.8	1.5	194.0	4.7	16.0
Gabriela	Drillhole	MD183	19.5	39.0	19.6	1.0	165.9	3.7	51.1
Gabriela	Drillhole	MD184	20.0	30.0	10.0	0.2	81.5	1.6	12.3
Gabriela	Drillhole	MD295	31.0	38.0	7.0	1.0	116.3	3.0	19.1
Gabriela	Drillhole	MD318	29.0	37.5	8.5	1.2	157.9	3.8	20.9
Gabriela	Drillhole	MD163	28.0	54.0	26.0	0.5	127.9	2.7	64.6
Gabriela	Drillhole	MD321	54.6	59.8	5.2	3.4	421.7	10.4	38.0
Gabriela	Drillhole	MD322	248.9	257.2	8.3	0.7	136.5	3.0	14.3
Gabriela	Drillhole	MD366	113.8	117.3	3.5	1.0	140.3	3.4	6.8
Gabriela	Drillhole	MD164	41.7	42.6	0.9	1.2	242.3	5.2	4.0
Gabriela	Drillhole	MD323	49.0	57.8	8.8	1.3	179.5	4.3	26.8
Gabriela	Drillhole	MD364	111.0	114.1	3.1	2.7	430.5	9.9	20.3
Gabriela	Drillhole	MD362	128.9	143.4	14.6	1.0	114.9	2.9	29.7
Gabriela	Drillhole	MD357	141.4	143.0	1.6	0.5	267.9	5.0	6.4
Gabriela	Drillhole	MD338A	205.6	209.7	4.1	0.3	70.2	1.4	4.5
Gabriela	Drillhole	MD337	176.0	177.9	1.9	1.4	100.0	3.1	3.8
Gabriela	Drillhole	MD328	163.2	163.8	0.6	2.4	869.0	16.9	7.8
Gabriela	Drillhole	MD327	185.3	187.9	2.6	1.5	232.6	5.4	9.6
Gabriela	Drillhole	MD324	166.6	169.5	2.9	1.5	243.6	5.5	10.3
Gabriela	Trench	RxG_06	0.0	1.8	1.8	3.1	156.4	5.7	8.9
Gabriela	Trench	RxG_01	0.0	2.1	2.1	1.1	40.1	1.7	3.5
Gabriela	Trench	RxG_03	0.0	2.2	2.2	4.0	413.5	10.9	23.6
Gabriela	Trench	RxG_05	0.0	4.1	4.1	2.8	122.6	4.9	17.4
Gabriela	Trench	RxG_07	0.0	4.0	4.0	1.7	91.6	3.2	11.4

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Gabriela	Trench	RxG_08	0.0	1.4	1.4	5.3	169.0	8.1	9.8
Gabriela	Trench	RxG_04	0.0	1.8	1.8	1.8	218.5	5.5	8.6
Gabriela	Trench	RxG_02	0.0	6.0	6.0	3.5	201.8	6.9	40.4
Loma Escondida	Drillhole	MRC222	17.0	20.0	3.0	0.6	4.9	0.6	1.2
Loma Escondida	Drillhole	MD308	48.0	55.4	7.4	0.0	0.0	0.0	0.0
Loma Escondida	Drillhole	MD239	86.4	87.2	0.8	0.4	41.1	1.1	0.8
Loma Escondida	Drillhole	MD092	18.3	21.1	2.8	25.9	863.8	40.3	63.6
Loma Escondida	Drillhole	MD245	90.6	90.9	0.3	15.9	652.0	26.8	7.5
Loma Escondida	Drillhole	ARC14	32.0	34.0	2.0	1.8	185.5	4.9	8.0
Loma Escondida	Drillhole	MD306	89.5	89.8	0.3	1.7	101.0	3.4	0.7
Loma Escondida	Drillhole	MD093	15.9	16.4	0.5	2.6	65.8	3.7	1.1
Loma Escondida	Drillhole	MD094	12.5	12.8	0.3	4.8	348.0	10.6	2.3
Loma Escondida	Drillhole	MD130	27.4	28.7	1.3	77.8	4152.5	147.0	147.5
Loma Escondida	Drillhole	MD131	21.0	24.0	3.0	2.9	209.4	6.4	13.6
Loma Escondida	Drillhole	MD132	29.3	29.6	0.3	0.0	0.0	0.0	0.0
Loma Escondida	Drillhole	MD300	40.6	41.6	1.0	8.7	951.4	24.6	17.9
Loma Escondida	Drillhole	MD133	58.0	59.0	1.0	1.7	107.0	3.5	2.7
Loma Escondida	Drillhole	MD305	144.9	145.5	0.6	0.8	30.0	1.3	0.6
Loma Escondida	Drillhole	MD243	95.7	96.4	0.7	35.1	3252.3	89.3	49.7
Loma Escondida	Drillhole	MD199	40.7	41.0	0.3	0.0	0.0	0.0	0.0
Loma Escondida	Drillhole	MD197	21.0	24.0	3.0	3.9	330.1	9.4	25.6
Loma Escondida	Drillhole	MD195	40.5	41.3	0.7	57.4	5226.2	144.5	90.7
Loma Escondida	Drillhole	MD191	54.4	54.7	0.3	36.2	1270.0	57.3	13.2
Loma Escondida	Drillhole	MD189	52.0	54.5	2.5	9.6	608.6	19.8	38.5
Loma Escondida	Trench	TLE_07	5.8	6.1	0.3	1.5	41.2	2.2	0.6
Loma Escondida	Trench	TLE_01	29.5	38.0	8.5	2.7	111.7	4.5	35.5
Loma Escondida	Trench	RxLE_02	3.4	5.0	1.6	3.5	255.3	7.7	12.3
Loma Escondida	Trench	RxLE_03	1.1	2.7	1.7	2.7	182.0	5.8	9.5
Loma Escondida	Trench	RxLE_04	2.0	3.9	1.9	21.3	37.7	21.9	40.2
Loma Escondida	Trench	RxLE_05	1.5	5.5	4.0	3.2	105.5	5.0	19.3
Loma Escondida	Trench	RxLE_01	1.9	2.2	0.3	0.1	27.8	0.6	0.2
Loma Escondida	Trench	TLE_02	2.9	6.6	3.8	45.8	1280.3	67.2	145.3
Loma Escondida	Trench	TLE_03	17.3	18.6	1.3	10.1	248.6	14.3	11.9
Loma Escondida	Trench	TLE_04	15.5	17.0	1.5	6.6	20.4	6.9	10.0
Loma Escondida	Trench	TLE_06	8.6	10.5	1.9	2.2	174.7	5.2	8.1
Loma Escondida	Trench	TLE_08	15.0	18.0	3.0	2.6	19.9	2.9	7.5
Loma Escondida	Trench	TLE_09	6.5	6.9	0.4	0.4	61.5	1.4	0.5
Loma Escondida	Trench	TLE_10	8.2	8.5	0.3	0.0	0.0	0.0	0.0
Loma Escondida	Trench	TLE_05	16.0	18.0	2.0	2.3	75.0	3.5	6.6
Michelle	Drillhole	MD382	12.0	15.0	3.0	1.7	0.4	1.7	4.1
Michelle	Drillhole	ARC01	90.0	98.0	8.0	4.8	73.7	6.0	46.4
Michelle	Drillhole	ARC02	146.0	148.0	2.0	2.0	40.8	2.7	3.4
Michelle	Drillhole	DDH19	32.2	50.2	18.1	0.9	12.6	1.2	18.0
Michelle	Drillhole	MD384	54.0	56.0	2.0	3.4	101.8	5.1	8.0
Michelle	Drillhole	MD386	102.7	105.7	3.0	6.6	134.4	8.9	22.7
Michelle	Drillhole	MD391	32.0	34.3	2.3	0.9	13.4	1.1	1.6
Michelle	Drillhole	MD387	126.7	129.8	3.2	0.0	0.0	0.0	0.0
Michelle	Drillhole	DDH18	41.8	45.4	3.6	0.0	0.0	0.0	0.0
Michelle	Trench	TMI25	11.9	12.7	0.8	1.2	2.5	1.2	0.9
Michelle	Trench	TMI18	3.2	7.2	4.0	4.6	2.5	4.7	18.5
Michelle	Trench	T145	0.0	4.6	4.6	0.0	0.0	0.0	0.0
Michelle	Trench	TMI15	0.0	7.6	7.6	0.0	0.0	0.0	0.0
Michelle	Trench	TMI16	0.0	14.3	14.3	0.0	0.0	0.0	0.0

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Michelle	Trench	TMI17	0.0	9.4	9.4	0.0	0.0	0.0	0.0
Michelle	Trench	T144	2.4	3.3	0.9	7.8	38.0	8.4	7.1
Michelle	Trench	TMI19	2.6	4.0	1.4	0.8	0.7	0.8	1.0
Michelle	Trench	TMI20	5.8	7.5	1.7	2.9	7.2	3.0	4.4
Michelle	Trench	TMI22	2.6	4.6	2.0	4.8	6.9	4.9	9.0
Michelle	Trench	T143	0.0	1.0	1.0	0.5	2.5	0.5	0.5
Michelle	Trench	TMI24	15.1	16.0	0.9	2.2	2.5	2.3	1.9
Michelle	Trench	TMI26	4.3	7.3	3.0	2.4	2.3	2.4	6.7
Michelle	Trench	TMI21	9.1	10.9	1.8	2.0	4.0	2.1	3.2
Michelle	Trench	T142	0.0	4.1	4.1	0.0	0.0	0.0	0.0
Michelle	Trench	TMI23	4.4	8.4	4.0	2.0	3.0	2.0	7.6
Michelle	Trench	T141	2.2	3.1	0.9	1.3	3.6	1.3	1.1
Michelle	Trench	T137	0.0	2.5	2.5	0.8	9.4	0.9	2.2
Michelle	Trench	T138	1.4	2.8	1.4	2.4	2.8	2.5	3.5
Michelle	Trench	T139	0.0	3.5	3.5	1.2	3.2	1.2	3.7
Michelle	Trench	T140	1.2	2.2	1.0	0.7	2.6	0.7	0.6
Moro	Drillhole	MD397A	142.0	150.9	8.9	1.0	37.7	1.6	13.2
Moro	Drillhole	DDH04	58.1	59.4	1.3	0.9	173.9	3.8	3.2
Moro	Drillhole	MD394	126.0	128.0	2.1	1.3	73.1	2.5	3.6
Moro	Drillhole	MD407	135.5	137.1	1.7	0.7	27.6	1.2	1.2
Moro	Drillhole	MD409	133.9	135.5	1.6	0.3	31.6	0.8	1.0
Moro	Drillhole	MRC010	48.0	53.0	5.0	0.8	17.8	1.1	3.9
Moro	Drillhole	MRC011	56.0	58.0	2.0	4.0	152.0	6.5	7.5
Moro	Drillhole	MRC012	32.0	36.0	4.0	1.7	52.8	2.6	5.1
Moro	Drillhole	MRC013	27.0	30.0	3.0	0.3	26.0	0.7	1.3
Moro	Drillhole	MRC403	42.0	45.0	3.0	1.3	66.5	2.5	4.4
Moro	Drillhole	MRC404	46.0	48.0	2.0	0.0	0.0	0.0	0.0
Moro	Drillhole	MRC406	52.0	53.0	1.0	0.4	6.4	0.5	0.4
Moro	Drillhole	DDH05	57.0	59.3	2.3	4.3	329.6	9.8	14.7
Moro	Drillhole	MRC014	88.0	93.0	5.0	1.4	61.7	2.4	7.2
Moro	Trench	TMO14B	0.0	6.0	6.0	0.0	0.0	0.0	0.0
Moro	Trench	TMO13	0.0	9.0	9.0	0.0	0.0	0.0	0.0
Moro	Trench	TMO1	4.7	6.3	1.6	1.5	5.0	1.6	2.5
Moro	Trench	TMO0	4.6	5.0	0.4	0.6	6.5	0.7	0.3
Moro	Trench	TMO-2	0.0	7.5	7.5	0.0	0.0	0.0	0.0
Moro	Trench	TMO-1	4.4	7.0	2.6	1.9	23.4	2.3	5.7
Moro	Trench	T99	1.0	3.1	2.1	1.8	10.1	1.9	4.0
Moro	Trench	TMO2	4.0	6.6	2.6	3.2	91.9	4.7	12.3
Moro	Trench	TLMO6E	0.0	9.6	9.6	0.0	0.0	0.0	0.0
Moro	Trench	TMO3	4.3	6.0	1.7	2.4	20.0	2.7	4.5
Moro	Trench	TMO4	5.2	6.2	1.0	0.0	32.0	0.6	0.5
Moro	Trench	TMO5	7.6	9.6	2.0	2.3	33.8	2.8	5.6
Moro	Trench	TMO6CENTRO	4.0	5.0	1.0	2.4	36.0	3.0	3.0
Moro	Trench	TMO6ESTE	0.0	7.7	7.7	0.0	0.0	0.0	0.0
Moro	Trench	TMO6OESTE	0.0	7.0	7.0	0.0	0.0	0.0	0.0
Moro	Trench	T98	0.0	2.2	2.2	0.5	9.6	0.6	1.4
Moro	Trench	TSA2	0.0	11.4	11.4	0.0	0.0	0.0	0.0
Moro	Trench	TMO12	0.0	19.3	19.3	0.0	0.0	0.0	0.0
Moro	Trench	TMO7	6.2	6.6	0.4	0.5	2.2	0.5	0.2
Moro	Trench	TMO14	0.0	6.8	6.8	0.0	0.0	0.0	0.0
Moro	Trench	T97	0.0	3.0	3.0	0.0	0.0	0.0	0.0
Moro	Trench	T100	1.5	3.9	2.4	1.4	453.8	8.9	20.9
Moro	Trench	T101	1.5	4.0	2.5	1.3	28.0	1.8	4.3

Prospect	Type	HoleID	From (m)	To (m)	Width (m)	Au g/t	Ag g/t	AuEq* g/t	AuEqTW*
Moro	Trench	T96	1.5	2.5	1.0	1.4	10.5	1.6	1.5
Moro	Trench	T102	0.0	3.0	3.0	0.0	0.0	0.0	0.0
Patricia	Drillhole	MRC219	36.0	38.0	2.0	2.8	2.9	2.9	3.3
Patricia	Drillhole	MRC220	32.0	35.0	3.0	0.7	2.6	0.7	1.2
Patricia	Drillhole	MRC207	59.0	61.0	2.0	1.9	193.5	5.2	6.0
Patricia	Drillhole	MD068	37.9	39.6	1.7	0.5	107.2	2.2	3.5
Patricia	Drillhole	MRC202	38.0	42.0	4.0	4.4	638.6	15.1	30.2
Patricia	Drillhole	MD265	34.4	37.0	2.6	0.0	0.0	0.0	0.0
Patricia	Drillhole	MD263	49.4	52.6	3.2	0.0	0.0	0.0	0.0
Patricia	Drillhole	MD251	156.2	158.0	1.9	3.3	10.2	3.5	2.2
Patricia	Drillhole	MD250	141.6	142.2	0.7	2.0	92.9	3.6	0.8
Patricia	Drillhole	MD217	77.0	79.5	2.5	0.9	59.3	1.9	4.3
Patricia	Drillhole	MD071	25.0	26.3	1.3	2.0	9.7	2.2	2.7
Patricia	Drillhole	MD069	49.4	49.9	0.5	1.2	162.0	3.9	1.7
Patricia	Drillhole	MD067	49.6	51.1	1.5	7.6	933.8	23.2	16.9
Patricia	Drillhole	MD070	5.6	6.6	1.0	0.3	36.7	0.9	0.8
Patricia	Trench	TPA_01	9.3	9.6	0.3	0.6	4.7	0.7	0.2
Patricia	Trench	TPA_02	2.2	3.7	1.5	1.1	133.9	3.3	4.3
Patricia	Trench	TPA_03	4.2	5.1	0.9	0.6	16.4	0.8	0.7
Patricia	Trench	TPA_08	4.1	7.9	3.8	5.9	427.8	13.0	48.6
Patricia	Trench	TPA_09	1.1	1.3	0.2	116.2	84.8	117.6	17.4
Patricia	Trench	TPA_07	1.8	5.9	4.1	3.8	118.2	5.8	21.6
Patricia	Trench	TPA_10	5.1	5.9	0.8	0.5	36.6	1.1	0.9

* Gold equivalent grade is calculated by dividing the silver assay result by 60, adding it to the gold value and assuming 100% metallurgical recovery.

** AuEqTW = the gold equivalent grade multiplied by the estimated true width.

NOTE: Intersections presented in the table were calculated using a 0.5 gold equivalent cut-off, with no cutting of high grades.

APPENDIX 3 – Graphical Logs of the Twinned Holes

Legend for the StratUnit (geological unit) Graphical Logs

Code	Description
SAG	Sand and gravel
S1m	Tertiary marine sediments mudstone
S1c	Tertiary marine sediments conglomerate
S2	Talus blocks within tertiary sediments
P5	Felsic flamme bearing quartz poor vitric tuff
P4	Intermediate volcanic sandstone
P4a	Intermediate well sorted volcanic sandstone no quartz
P4b	Intermediate poorly sorted epiclastic no quartz
P4f	Coherent basaltic andesite
P4L	Basaltic andesite fragmentals
P2	Felsic quartz phyric, clast supported volcanic breccia
P2a	Felsic quartz phyric, clast supported volcanic tuff breccia
P2b	Felsic quartz phyric, clast supported volcanic lapilli brecci
P2c	Epiclastic felsic dominant
P0	Monolithic felsic tuff breccia. Eutaxitic clasts
L1	Andesite coherent
L1a	Andesite with auto breccia
L1c	Epiclastic andesite dominant
P1	Rhyodacite flammes, Kspar, quartz, biotite and welded clasts
V	Vein massive no breccia
Vw	Vein 50 to 90 % quartz RC only
Wv	Vein 25 to 90 % quartz RC only
VBv	Vein breccia > 90 % vein clasts
VBw	Vein breccia > 90 % wallrock clasts
VBm	Vein breccia and wallrock clasts
VBs	Black silica matrix
VSw	Vein stockwork > 25 % quartz veins
Bxv	Tectonic Breccia > 90 % vein clasts
Bxw	Tectonic Breccia > 90 % wallrock clasts
Bxm	Tectonic Breccia vein and wallrock clasts
F	Fault
L2	Felsic feldspar phyric flow banded
L3	Felsic quartz phyric flow banded
L4	Intermediate feldspar phyric flow banded
L5	Rhyolite subvolcanic

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exeter
RESOURCE CORPORATION
Eleodoro Yañez 2048, Providencia, Santiago, Chile, +56-2-209 0104

CASPICHE PROJECT

FEBRUARY 9, 2009 TECHNICAL REPORT

REGION III, CHILE

Prepared for

EXETER RESOURCE CORPORATION
VANCOUVER, CANADA

By

Justin Tolman,
B.Sc (Hons), MBA, MAusIMM, MSEG
Copiapo, Chile

Glen Van Kerkvoort,
BSc Hon., RPGeo MAIG
Brisbane, QLD, Australia

Jerry Perkins,
B.Sc (Hons Chem. Eng.), C.P., FAusIMM
Sydney, NSW, Australia

Item 2: TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

Item 3: SUMMARY

The Caspiche gold-copper property ("Caspiche") is located 120 kilometres southeast of the city of Copiapó in northern Chile, South America. It is situated at the southern end of the Maricunga Belt between Cerro Casale a large undeveloped gold-copper project 12 kilometres to the south and the operating Refugio Gold Mine 15 kilometres to the north. The Maricunga Belt, is a metallogenic province of Miocene age that contains numerous gold, silver and copper deposits, several of which are currently in production. Erosion of Miocene volcanoes has exposed sub-volcanic porphyry stocks, many of which are hydrothermally altered (Muntean, 2001).

Caspiche is owned by Minera Anglo American Chile Limitada ("Anglo") and its affiliate Empresa Minera Mantos Blancos S.A. ("EMABLOS"). Currently Exeter Resource Corporation ("Exeter" or "the Company") holds an Option and Royalties Agreement ("ORA") with Anglo covering the 1,262 hectares which constitutes the Caspiche property.

Two dominant styles of mineralisation occur in the belt 1) high sulphidation epithermal deposits, and 2) porphyry gold-copper deposits. The deposits contain varying ratios of gold, silver and copper mineralisation. The high-sulphidation epithermal deposits, mostly hosted by volcanic rocks, include large-tonnage low grade deposits and bonanza- type veins (e.g., La Coipa, La Pepa and the Cerro Catedral zone at Cerro Casale). The porphyry gold-(copper) deposits (e.g., Refugio, Cerro Casale, La Pepa, Marte, and Lobo) are associated with stockwork quartz veining hosted predominantly by diorite stocks and sub-volcanic porphyry intrusions. Since 1980, an aggregate geologic resource of more than 40 million ounces of gold has been discovered in the Maricunga belt. At Caspiche both epithermal high sulphidation and porphyry stockwork gold-copper mineralisation styles are present.

The geology of Caspiche comprises Tertiary age volcanic rocks that rest disconformably on Jurassic to Cretaceous age volcanic units. Intermediate to felsic porphyries of Eocene to Oligocene age have intruded these sequences in the central portion of the property.

Historic exploration at Caspiche targeted near surface gold mineralisation in the Caspiche Central and Caspiche III sectors of the property. This work was conducted by Anglo from 1986 to 1990 and by Minera Newcrest Chile Limitada ("Newcrest") from 1996 to 1998. It included an airborne magnetometer survey, limited ground geophysics, limited soil geochemistry, mapping, rock chip sampling and drilling. Within the property boundary the drilling was limited to the Caspiche Central and Caspiche III sectors. At Caspiche Central a total of 32 holes were drilled by Anglo and Newcrest. The drill logs, drill sections and assay sheets for these holes were reviewed for this report.

At Caspiche III Newcrest drilled 20 holes. At the time this drilling was conducted, the area did not form part of the Newcrest joint venture with Anglo. Consequently the exploration data from these holes was never reported to Anglo. Exeter approached Newcrest with the objective of acquiring this missing drill data. The Newcrest response was that they no longer retained copies of the data in their files. A copy was then obtained from a previous employee of Newcrest and authorisation for Exeter to use this data was subsequently obtained from Newcrest Limited Americas head office in Denver, USA.

High sulphidation epithermal "ledge" style mineralisation outcrops at the Caspiche Central zone in the west of the property and Caspiche III in the east. At Caspiche Central two outcrops of advanced alteration are

observed, separated by approximately 600 metres of alluvial cover. Drilling through the cover has intersected extensive zones of porphyry stockwork gold-copper mineralisation.

Both Anglo and Newcrest drilled the porphyry mineralisation at Caspiche Central and recognized porphyry style mineralisation. Exeter's first hole aimed at testing the porphyry potential at Caspiche Central was hole CSR-013. The hole drilled through 40 metres of cover before intersecting mineralised bedrock. It intersected 304 metres with an average gold grade of 0.9 grams per tonne before ending in mineralisation at 344 metres, when the drill rig reached its depth capacity. During the second campaign in 2008 Exeter drilled a series of deep diamond holes to test the depth extent of mineralisation and a number of RC holes aimed at further defining the associated oxide blanket. Several of these holes intersected broad zones of mineralisation, the best of which was 718 metres at 1.0 grams per tonne gold and 0.38% copper from in hole CSD-016. The current campaign is aimed at sizing the Caspiche Central deposit and is implementing large step outs of 200 metres into untested areas. The drilling continues to intersect broad zones of mineralisation with the best result to date from the current program being 930 metres carrying 0.89 grams per tonne gold and 0.31% copper from a down hole depth of 95 metres in hole CSD032.

There are two dominant alteration events notable at Caspiche Central. An early porphyry associated alteration caused extensive potassic alteration comprising K-feldspar and biotite, and appreciable amounts of magnetite both as disseminations and in veins. This event was associated with early irregular A veins cross cut by B veins. Both these vein types are cut by later sulphidic D veins, the major sulphide component being chalcopyrite. Chalcopyrite is also frequently observed as disseminations, in particular in "sooty" grey silica zones. Some zones of early potassic alteration have been affected by a late stage retrograde advanced argillic alteration. This later alteration has converted magnetite to hematite, and k-feldspar and biotite to kaolin. This late stage alteration event is believed to be resultant from an episode of mass wasting which abruptly lowered the topography and thereby dropped the high-sulphidation mineralisation and alteration system on top of the deeper level porphyry mineralisation.

Mineralisation is best developed within an early diorite porphyry stock and the host rocks surrounding it. The early diorite was intruded by a sin mineral quartz-diorite stock which is also mineralised but with lower grade mineralisation than the early diorite stock. Visually higher grades grade generally correspond with the most intensely veined portions of the deposit. Two dominant styles of mineralisation are present being an upper gold only oxide mineralisation and a deeper gold-copper sulphide mineralisation.

Exeter has undertaken a number of geophysics programs on the property in order to assist in delimiting the mineralisation at Caspiche Central and Caspiche III and to explore for additional mineralised centres beneath the vast alluvium cover.

Recommendations for ongoing and future exploration include:

1) Continuing to size the Caspiche Central deposit and drilling it to sufficient density to bring it to a 43-101 compliant Inferred Resource category,
2) Deep drilling the high grade portions of the deposit to provide information on depth continuity and to expand the resource.
3) Infill drilling of the high grade portion of the resource to upgrade the category to drill indicated.
4) Testing for porphyry mineralization in the vicinity of Caspiche III.
5) Testing for the presence of an additional porphyry system on the property through detailed geological mapping and sampling of target areas and drill testing those with greatest potential.
6) Commencing long lead permitting requirements.

7) Undertaking metallurgical studies to determine the metallurgical characteristics of the various mineralization styles.

In order to accomplish these programs an estimated additional 25,100 meters of drilling will be required. The budgeted expenditure for the recommended program is $17,157,000 Canadian Dollars.

Item 4: INTRODUCTION

This report has been prepared for Exeter, a Canadian company based in Vancouver, British Columbia. The report details the current status of exploration activities, and recommends a program and budget for further work on the company's Caspiche project, located in Region III, Chile. This "Technical Report" as defined by National Instrument ("NI") 43-101 Standards of Disclosure for Mineral Projects conforms to the requirements of Form 43-101F1.

4.1. Purpose of Technical Report

Exeter is preparing a short term prospectus. The purpose of this Technical Report is to meet the requirement to file a 43-101 compliant report when a short form prospectus is filed.

4.2. Sources of Information

The data used in the preparation of this Technical Report comes from ten basic sources:

- Published papers in the Journal of Economic Geology.
- Unpublished internal company reports.
- Anglo during the period from 1986 to 1990.
- Newcrest between the years 1996 to 1998.
- Oral statements and written documents from Pablo Mir, a lawyer acting as an agent for Exeter.
- Written documents from Mario O Cantin Almonacid, the Head of the Lands Department for Anglo.
- Exploration data collected by Exeter, supervised by Justin Tolman as Caspiche Project Manager, and regularly reviewed by Glen Van Kerkvoort in his position as Chief Geologist for Exeter.
- Metallurgical data collected by Exeter and reviewed by Jerry Perkins in his position as VP Development and Operations for Exeter.
- Material generated by the authors of this report.
- Geological reviews of the project undertaken by Dr. Richard Sillitoe and Dr. Greg Corbett.

4.3. Scope of the Authors' Inspections of the Property

This report was prepared by Justin Tolman, Jerry Perkins and Glen Van Kerkvoort. Justin Tolman is the Caspiche Project Manager and has spent a total of 128 days on site in the function of managing the exploration program for the 2008-2009 campaign season. Jerry Perkins is Exeter's Vice President of Development and Operations and is a chemical engineer with over 35 years of experience in the mining and metallurgical industry. Mr. Perkins has spent 5 days on site and was responsible for selecting metallurgical material and selecting and supervising the laboratory metallurgical testwork for Exeter. Glen Van kerkvoort is Exeter's Chief Geologist and has spent a total of 33 days on site between April 2008 and February 2009. He has assisted in designing the exploration program, providing geological support and monitoring progress.

Item 5: RELIANCE ON OTHER EXPERTS

It is not within the scope of this report to independently verify the legal status or ownership of the mineral properties or the underlying option agreements and transfers of title. The legal status of the Caspiche property was provided by Mario O Cantin Almonacid, the Jefe Propiedad Minera (Head of the Lands Department) for Anglo American Chile. This information was confirmed by Mr Pablo Mir a Chilean lawyer, who works as an agent for Exeter and is associated with the law firm of Bofill & Mir located in Santiago, Chile.

World renowned geologist Dr. Richard Sillitoe undertook a review of drill core from the property in June, 2008. Dr. Sillitoe has visited most other deposits of significance in the Maricunga Region of Chile and has authored numerous scientific papers on the Caspiche style of deposit. Dr. Greg Corbett undertook a review of drill core and visited site in December, 2008. Dr. Corbett has undertaken reviews and published articles on similar deposits that he has studied in the south pacific region. Geological consulting was also completed by Dean Williams in 2005 and 2006. Mr Williams has significant experience of the geology of porphyry and high sulphidation mineralisation of the Chilean Cordillera.

In the preparation of this report the authors have relied on data obtained through a review of public and private documents, and on the work undertaken by many geologists employed by companies that have performed work on various sectors of the property. The authors know of no reason for doubting the accuracy of their work or of their conclusions. All sources of information used in the report are referenced in Section 21.0.

Item 6: PROPERTY DESCRIPTION AND LOCATION

The Caspiche tenements encompass an area of 1,262 hectares. The tenement "Caspiche 1-10", located on level ground 8 kilometres to the west of the main property holding was selected as a potential camp site or for future mining infrastructure. The geographic centre of the property is located at approximately 27º 41´ south latitude and 69º 18´ west longitude. The coordinates in the Chilean coordinate system (UTM Zone 19), in the datum Provisional South American Datum (PSAD), are 471,000 m east and 6,937,000m north.

The Caspiche property consists of nine exploration concessions owned by either Anglo or its affiliate EMABLOS. Of the nine concessions two have been elevated to the status of exploitation concessions and the remaining seven are currently under application for exploitation status (*pers. comm.*: Mario O Cantin Almonacid, Property Manager, Anglo). The concessions are displayed on Figure 1 and listed in Table 1.

FIGURE 1 Mineral Tenement Map of the Caspiche Project.


462,000
464,000
466,000
468,000
470,000
472,000
474,000
6,942,000
6,940,000
6,938,000
6,936,000
6,934,000
Caspiche 1/10
Vega de Caspiche 1/9
Caspiche IV 1/7
Caspiche V 1/20
Caspiche IV 11/16
Caspiche VI 1/25
Caspiche II 1/32
Caspiche VII 1/20
Caspiche III 1/10

TABLE 1 Listing of the concessions that form the Caspiche property.

Concession Name	Hectares	Claim Holder	Concession Type
Caspiche 1/10	100	Anglo	Exploitation
Vega de Caspiche 1/9	81	Anglo	Exploitation
Caspiche II 1/32	312	Anglo	Exploitation
Caspiche III 1/10	100	Anglo	Exploitation
Caspiche IV 1/7	70	EMABLOS	Exploitation in Application
Caspiche IV 11/16	2	EMABLOS	Exploitation in Application
Caspiche V 1/20	185	EMABLOS	Exploitation in Application
Caspiche VI 1/25	243	EMABLOS	Exploitation in Application
Caspiche VII 1/20	169	EMABLOS	Exploitation in Application
TOTAL	**1262**		

The exploitation concessions do not have expiry dates, and are in good standing as at the date of this report. With the exception of the option to acquire granted to the Company, no encumbrances are registered on the properties and they are not affected by the payment of royalties or other obligations in favour of third parties.

The following brief description of the Chilean mining code was provided by Mr. Pablo Mir.

In accordance with Chilean mining legislation, there are two types of mining concessions in Chile; exploration concessions and exploitation concessions. The principal characteristics of each are the following:

Exploration Concessions: the titleholder of an exploration concession has the right to carry out all types of mining exploration activities within the area of the concession. Exploration concessions can overlap or be granted over the same area of land; however, the rights granted by an exploration concession can only be exercised by the titleholder with the earliest dated exploration concession over a particular area as indicated by their ROL number.

For each exploration concession the titleholder must pay an annual fee of approximately US$1.10 per hectare to the Chilean Treasury and exploration concessions have a duration of two years. At the end of this period, they may (I) be renewed as an exploration concession for two further years in which case at least 50% of the surface area must be renounced, or (ii) be converted, totally or partially, into exploitation concessions.

A titleholder with the earliest dated exploration concession has a preferential right to an exploitation concession in the area covered by the exploration concession, over any third parties with a later dated exploration concession for that area or without an exploration concession at all and must oppose any applications made by third parties for exploitation concessions within the area for the exploration concession in order to remain valid.

Exploitation Concessions: The titleholder of an exploitation concession is granted the right to explore and exploit the minerals located within the area of the concession and to take ownership of the minerals that are extracted. Exploitation concessions can overlap or be granted over the same area of land; however, the rights granted by an exploitation concession can only be exercised by the titleholder with the earliest dated exploitation concession over a particular area.

Exploitation Concessions are of indefinite duration and an annual fee is payable to the Chilean Treasury in relation to each exploitation concession of approximately US$5.80 per hectare.

Where a titleholder of an exploration concession has applied to convert the exploration concession into an exploitation concession, the application for the exploitation concession and the exploitation concession itself is back dated to the date of the exploration concession.

A titleholder to an exploitation concession must apply to annul or cancel any exploitation concessions which overlap with the area covered by its exploitation concession within a certain time period in order for the exploitation concession to remain valid.

The references made in this document to mining exploitation or exploration concessions being in the process of being constituted refer to applications for mining exploitation or exploration concessions that have been presented before the competent courts, being those authorities entrusted with granting mining concessions, but in respect of which a final decision granting the mining concession has not yet been reached. In accordance with Chilean law, from the date that an application for a mining concession is made to the court, the applicant has the right to transfer or grant an option to purchase the mining concession in the process of being constituted and the court has no discretion to refuse the final grant of the concession.

On October 11, 2005 Exeter entered into an Option and Royalty Agreement (ORA) with Anglo and EMABLOS. The ORA states it is subject to Chilean Law and any dispute resulting from the agreement will be resolved through arbitration by the "Centro de Arbitrajes de la Camara de Comercio de Santiago A.G" (Centre of Arbitration of the Chamber of Commerce of Santiago, Chile).

The agreement covers a suite of seven projects, of which the Caspiche Project is one. According to the terms of the ORA Exeter will gain an option to acquire a 100% interest in the property by meeting certain expenditure and drill requirements, as set out in Table 2. Upon vesting and commencement of commercial activities Anglo participation in the property will be reduced to a 3% Net Smelter Return ("NSR"), with a minimum annual payment of US$250,000. The NSR is not payable in months when the gold price is below US$325 per ounce, and is not subject to buyout under the terms of the ORA. If, 10 years after having exercised its option Exeter has not commenced production from the property, Anglo has a right to buy it back by paying the incurred historical expenditures.

TABLE 2 Minimum expenditure and drilling requirements under the ORA.

Year	Minimum Expenditures (US$)	Minimum Metres of Drilling
1	$250,000	1,500
2	$300,000	2,000
3	$400,000	3,000
4	$600,000	4,000
5	$1,000,000	5,000
Totals	$2,550,000	15,500

Expenditures and drilling to date are:

Year 1 (to January 31, 2007), annual metres drilled = 1,668, annual expenditure = US$879,655.
Year 2 (to January 31, 2008), annual metres drilled = 2,713, annual expenditure = US$1,759,290.
Year 3 (to January 31, 2009), annual metres drilled = 12,907, annual expenditure = US$4,503,563 (approximate).

Therefore, as of the date of this report Exeter has fulfilled the total drilling and expenditure commitments for the full term of the agreement.

Concessions are defined by UTM coordinates representing the centre-point of the concession and dimensions (in metres) in north-south and east-west directions. At the point a concession passes from exploration to exploitation it must be surveyed by a licensed land surveyor and the corners of the property are physically marked in the field.

Identified zones of mineralisation at Caspiche are described under Section 11.0.

There are no reportable mineral resources for mineralisation on the property.

The property has no past production and therefore no associated mining infrastructure exists. Approximately 23 kilometres of dirt roads and tracks were constructed in the past to provide access and establish drill pads. A substantial camp was also constructed but is now in a poor state of repair. The property contains two streams and a small lake.

No environmental liabilities are known to exist. In 1997 Newcrest contracted SRK Sudamérica S.A. to make an environmental impact study for the Caspiche project. As part of the study queries were made before the Comisión Nacional del Medio Ambiente (CONAMA). The response of the commission at the time was that the historic work on the project preceded the current environmental permitting legislation and is therefore exempt from it. Newcrest's conclusion was that it only needed to inform its activities to the Dirección Regional del CONAMA. This information is sourced from the Newcrest 1998 internal company report, which the author has reviewed including the photocopy of the letter mentioned above.

In 2007, the Company submitted an Environmental Impact Study (Declaración de Impacto Ambiental "DIA") to the authorities for permitting of a work program incorporating a maximum of 15 drill holes for an aggregate amount of 8,400 metres of drilling. Approval was given by the relevant Chilean regulatory bodies on the 22nd November, 2007. An amplification of the DIA was submitted on July of 2008 for the permitting of an additional 90 drill holes totalling 80,000 metres of drilling. The approval process for the new DIA is in the final stages of processing with approval due in Q1 2009. Authorization has been sought to permit work to continue under the stipulations of the 2007 DIA during the interim period.

In accordance with the Chilean Mining Code any titleholder of a mining concession, whether for exploration or exploitation, shall have the right to establish an occupation easement over the surface land as required for the comfortable exploration or exploitation of its concession. In the event that the surface property owner is not agreeable to grant the easement voluntarily, the titleholder of the mining concession may request said easement before the Courts of Justice who shall grant it upon determination of the compensation for losses as deemed warranted.

The company has requested to the Chilean Government, through the Ministry of Public Land (Bienes Nacionales) for the right to use land in the area of the Caspiche project for its exploration activities. As of the date of this report, this application is still being processed.

Item 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1. Access

Caspiche is accessible by road from the city of Copiapó, the capital of the Province of Copiapó located in Region III of northern Chile (Figures 2 and 3). The principle route departs Copiapó south by paved highway through the town of Tierra Amarillo. At 22 kilometres from Copiapó a left turn-off is taken to the east on a mixed sealed/gravel road, which follows the Quebrada ("gully") Carrizalillo for 98 kilometres towards the La Guardia community. At this point the road divides, and the route to the project follows the northern fork for 46 kilometres through the El Gato Creek. At the 46 kilometre mark a sign advises "Proyecto Caspiche 17 km" further to the east. The total distance by road is approximately 185km.

7.2. Climate

The climate is typical for these elevations in the central Andean Cordillera: windy, cold at night with limited precipitation, usually in the form of snow. Exploration field seasons generally run from late October through mid May. The operating mines, such as the nearby Refugio Gold Mine, are operated year-round at elevations of 4,200 to 4,500 m.

7.3. Local Resources and Infrastructure

The property is located 120 kilometres, straight-line distance southeast of the city of Copiapó. All transport is by private vehicle. The operating Refugio mine, located 15 kilometres north of Caspiche, transports its employees from Copiapó by bus or company owned trucks and vans. A number of daily scheduled jet air services fly between Copiapó and other locations within Chile including the capital Santiago.

Local semi-skilled and skilled labour is available to comparable mineral projects in the Maricunga region and Chile supplies high quality mining professionals. Power for the existing projects in the Maricunga region is normally sourced from near Copiapó and carried to the mines by private power lines owned by the operating companies. At Caspiche, two areas of relatively level ground are already under Anglo mineral concessions and the process for obtaining permits for easements and water rights is straightforward in Chile.

Should the project advance to the point of a scoping study, the generalities referred to in the previous paragraph would need to be confirmed by detailed studies. Specialist consultants have been briefed by Exeter to review the water rights in the Maricunga region and their report is due for completion during Q1 2009.

7.4. Physiography

Topography within the property consists of broad open areas of gentle relief with two ridges with limited cliff zones of exposed bedrock. The elevations within the property range from 4,200 and 4,700 metres above mean

sea level. Vegetation is limited to grasses and small thorny bushes and small marshes (vegas) at the junction of creeks. Refer to Figures 4 and 5.

FIGURE 2 Location Map


TECHNICAL REPORT FOR CASPICHE PROJECT
GENERAL LOCATION MAP
CHANARAL
Rosario del Llano
Puerto Flamenco
7050000 mN
7000000 mN
6950000 mN
6900000 mN
6850000 mN
Carrera Pinto
Puquios
COPIAPO
Paipote
Tierra Amarilla
Caseron
Pabellon
Los Loros
Castilla
Punta de Diaz
Algarrobal
Yerba Buena
Resguardo de Copiapo
Ramadilla
Iglesia Colorada
Los Caserones
Higuerita
Los Realitos
VALLENAR
El Toro
Port de Cantarito
Angostura
La Guardia
Cuevitas
Lobo
Marte
Volcan
Refugio
CASPICHE
Cerro Casale
50km
PSAD56 UTM ZONE 19S
350000 mE
400000 mE
450000 mE

Figure 3 Project Site Map.


TECHNICAL REPORT FOR CASPICHE PROJECT
PROJECT SITE MAP
6942000 mN
6936000 mN
6934000 mN
CASPICHE CAMP
CASPICHE BAJO
FILO CENTRAL
CASPICHE CENTRAL
CASPICHE III
2km
464000 mE
468000 mE
23 km Preexisting Roads
3.2 km Exeter Surveyed Roads
1.6 km Exeter Non Surveyed Roads

FIGURE 4 Caspiche Project looking east. Exploration activity for the past two seasons has focused on Caspiche Central


Caspiche Project Looking East
Filo Central
Caspiche III
Caspiche Central

FIGURE 5 Caspiche Project Looking West.


Caspiche Project Looking West
Filo Central
Caspiche Central
Caspiche III
6.58 ppm Au Sample Site

Item 8: HISTORY

The southwest quadrant of the property was staked in 1986 by Anglo. Newcrest held the project through an option agreement with Anglo from 1996 to 1998, during which time they discovered the Caspiche III mineralisation, and staked an additional 2,561 hectares to cover it. Following Newcrest's withdrawal from the project the ground held by them lapsed and became open. Anglo subsequently staked portions of this ground to form the current Caspiche property.

Commencing in 1986 Anglo conducted three field campaigns at Caspiche. Their total exploration expenditures on the property are unknown. A total of 842 rock chip samples were collected, and of these 80 returned values greater than 1 gram per tonne ("g/t") gold ("Au"). The highest reported value was 5.45 g/t Au. At Caspiche Central 431 soil samples were collected on an 80 by 40 metre grid. Both the rock chip and soil samples demonstrated that the Caspiche Central sector of the property was strongly anomalous in Au, silver ("Ag"), copper ("Cu") and arsenic ("As") over a 650 metre by 300 metre area. Figure 6 shows sample locations for Anglo's soil and rock chip sampling.

FIGURE 6 Anglo Soil and Rock Chip Sampling as documented July 2006.


Legend
Drainages
50m Contour Lines
Caspiche Fault Zone
MAACL Rock Chip Samples
MAACL Soils Samples
Filo Central
Caspiche Central
Caspiche III
470,000
471,000
472,000
473,000
474,000
475,000

During the 1988 field season Anglo drilled 12 short (approximately 50 metre deep) air core holes for an aggregate of 580 metres. The results are summarized in Table 3 and drill collars are shown on Figure 7. The drilling produced gold values between 0.1 and 6.5 g/t Au and silver values of between 1 and 40 g/t Ag.

TABLE 3 Anglo Reported Values for 1988 Drilling.

Hole No.	Average Au (g/T)	Average Ag (g/T)	Intercept length (m)
SHC-1	0.05	0.7	48
SHC-2	0.27	4.3	48
SHC-3	0.13	1.8	48
SHC-4	1.10	4.3	32
SHC-5	1.03	6.1	48
SHC-6	0.32	4.2	48
SHC-7	0.48	10.8	48
SHC-8	0.29	16.8	48
SHC-9	0.09	2.1	48
SHC-10	0.73	1.0	48
SHC-11	0.28	0.7	48
SHC-12	0.32	12.3	46

During the 1990 season, Anglo drilled six RC percussion holes of 150 to 200 metres each for a combined total of 950 metres. Table 4 is reproduced from the Anglo 1990 report and lists the best gold intercepts for the program. It was also reported that SPC-05 contained an overall intercept of 148 metres grading 0.49 g/t Au.

TABLE 4 Reported Values for Anglo 1990 Drilling.

HOLE	TOTAL DEPTH (metres)	BEST GOLD INTERCEPT	
		Metres	g/T Au
SPC-01	150	10	0.70
SPC-02	150	10	1.09
SPC-03	150	-	-
SPC-04	150	14	0.56
SPC-05	200	34	0.63
SPC-06	150	8	1.20

During its first field season of 1996-97 Newcrest conducted geologic mapping, rock geochemistry, a 275 line-kilometre helicopter-borne aeromagnetic survey, 19.4 lineal kilometre combined induced polarization ("IP") / resistivity ground geophysical survey and drilled 3,000 metres in 14 RC percussion holes (Refer to Figure 8). Anomalous gold and copper values were located and drill tested at Caspiche Central, and anomalous gold, arsenic mercury and silver values were located at Caspiche III. Twelve holes were drilled at Caspiche Central to follow-up on disseminated mineralisation discovered by Anglo and the additional testing of newly defined geophysical targets. Two holes were drilled at Caspiche III to follow-up on anomalous Au and Hg surface geochemistry, indicating a potential epithermal-style target. Table 5 lists the best drill intercepts from these drilling programs.

During the 1997-98 field season, Newcrest conducted a soil geochemistry orientation survey including Mobile Metal Ion (MMI), Enzyme Leach and ICP analyses (Figure 9). A series of advanced geologic investigations were also performed including oxygen isotope, fluid inclusion studies, thin-section petrography and K/Ar geochronology.

Oxygen isotope studies were performed by B. Nesbitt and K. Muehlenbachs at the Department of Earth and Atmospheric Science, University of Alberta, Canada. These studies were conducted on samples from different depths from nine Newcrest drill holes from Caspiche Central. They reported a large degree of variation in the

$\delta^{18}O$ values from 5.8 to 17‰ (relative to standard mean ocean water) They concluded that the samples had been affected by diverse processes including hypogene porphyry and oxidation. These $\delta^{18}O$ values are high compared to those generally associated with Au-Ag epithermal systems, which typically start at 6 - 8‰ and drop off to 0‰.

FIGURE 7 Anglo Drilling Program – Drill Hole Locations.


Legend
Drainages
50m Contour Lines
Caspiche Fault Zone
SHC Series of Drilling
SPC Series of Drilling
Drill Sections
Filo Central
Caspiche Central
Caspiche III
470,000
471,000
472,000
473,000
474,000
475,000

FIGURE 8 Newcrest Drill Location Map, Airborne Magnetics and IP lines.


Legend
Drainages
50m Contour Lines
Caspiche Fault Zone
MNCL Drilling
IP Geophysical Lines
ZONE 19 UTM SOUTH (PSAD)
CASPICHE CENTRAL
CASPICHE III
1km

FIGURE 9 Location of Newcrest Rock Chip, Soil Sampling and MMI Survey.


Legend
Drainages
50m Contour Lines
Caspiche Fault Zone
MNCL Rock Chip Samples
MNCL Soil Samples
Filo Central
Caspiche Central
Caspiche III
470,000
471,000
472,000
473,000
474,000
475,000

Fluid inclusion studies were conducted by A. Skewes on samples from drill hole CDH-03 from a depth of 236 to 240 metres. The inclusions studied came from a 2 millimetre wide quartz-pyrite veinlet. Three types of inclusions were observed: the first were liquid-rich, with high equilibrium temperatures to >582° C and up to 66 wt %

equivalent NaCl. The second group of inclusions were vapour-rich created during boiling with mixed equilibrium temperatures from 200 to 380° C and 5 – 11 wt % equivalent NaCl. The third type were vapour rich, produced by boiling, but Skewes was unable to determine which of the other fluid types they were related to. Skewes' conclusion was that the co-existence of these different fluid inclusion types within the same veinlet meant the superimposition of different alteration events, a phenomenon that was common in the Maricunga Belt.

Two age date determinations, using K/Ar, were performed by C. Mpodozis of the Servicio National de Geologia y Mineria (SERNAGEOMIN) in Santiago, Chile. The first sample from a depth of 236 to 240 metres in hole CDH-03 produced an age of 28.8 +/- 1.4 Ma from a microdiorite porphyry. The second sample came from hole CDH-12 at a depth of 308 to 312 metres. This sample returned an age date of 50.1 +/- 2.5 Ma from a felsic porphyry.

During the 1997-98 field season Newcrest drilled two RC percussion holes south of Caspiche Central that yielded only anomalous Au and Cu values. An additional 18 RC percussion holes were drilled at Caspiche III. Exeter was only able to recover softcopy collar, survey, geology and assay files of the data from these holes. Since there was no supporting documentation on the validity of this data the information has been used primarily for assisting with targeting of prospective new holes.

In October 1997, GeoDatos S.A.I.C. flew a 275 line-kilometre helicopter-borne aeromagnetic survey. The survey covered 100% of the Caspiche mineral tenements at the time. The survey was flown at an average elevation of 80 metres with 150-metre line spacing and crossing control lines at approximately 1,000-metre intervals. The flight lines were oriented at 060 degrees to cut WNW, NW and N-S striking structural fabrics. The Reduced to Pole of the Total Field Magnetics ("RTP") is shown on Figure 8. At the latitude of the property the RTP magnetic map removes the magnetic component associated with the earth's magnetic field. The RTP magnetics showed a series of magnetic highs in the central portion of the property. The southernmost of these was coincident with the magnetite alteration associated with the mineralisation located at Caspiche Central. A stronger magnetic high northeast of Caspiche Central was coincident with a porphyritic stock exposed on the northern margin of the property. This high was also associated with two magnetic low anomalies located to the southeast and to the west.

During December 1996 and January 1997 Quantec Chile Limitada ("Quantec"), conducted an IP/Resistivity survey over portions of the Caspiche property. The survey was conducted with a 200 metre dipole spacing on a pole-dipole configuration. A total of 8.0 kilometres of the survey were located within the Caspiche property. The survey was exploratory in nature with wide-spaced lines at various orientations.

Geophysical Line #1 transected the property crossing through Caspiche Central (See Figure 9). The chargeability section suggested the presence of pyrite associated with the Caspiche Central porphyry Au-Cu mineralisation that was intersected by drill hole CDH-03. The potential silica cap of the porphyry, which outcropped at Caspiche Central, was well defined in the resistivity pseudo-section. The northern limit of this resistivity anomaly was located beneath Filo Central.

There has been no production and there are no reportable mineral resources for mineralisation on the property.

For more detailed information and locations of sampling by Newcrest and Anglo please refer to the Caspiche Technical Report dated December 24, 2007.

TABLE 5 Newcrest Reported Best Intercepts from 1996-97 Drill Program.

HoleID	From (m)	To (m)	Length (m)	Au ppm	Cu %	Lithology / Alteration
CDH-2b	64.00	134.00	70.00	0.40	0.02	Oxidized Silica Cap & argillic / silica altered volcanic typical of base of cap
	134.00	154.00	20.00	0.93	0.58	Mixed zones of silicification and argillic with mixed supergene chalcocite and remnant oxide
	154.00	274.00	120.00	0.51	0.27	SULPHIDE; mixed zones epithermal silicification, alunitization, with disseminated pyrite + chalcopyrite
	234.00	270.00	36.00	0.74	0.25	Highest grade portion of the above main mineralised zone
CDH-3	28.00	104.00	76.00	0.47	0.01	Oxidized advanced argillic & argillic? - altered volcanoclastics with trace biotite
	104.00	172.00	68.00	0.41	0.18	Mixed ox / tuff, argillic-phyllic & biotite potassic altered microdiorite porph. with weak qtz-hem-sulphide stockwork & supergene enrich.
	172.00	326.00	154.00	0.63	0.24	sulphide zone; potassic altered feldspar porphyry with qtz+hem - pyrite - K-feldspar + biotite + chalcopyrite + bornite + covellite + stockworks
	232.00	326.00	94.00	0.73	0.23	aa: Best values in bottom of hole
CDH-5	0.00	56.00	56.00	1.03	0.02	Oxidized silica cap
	56.00	126.00	70.00	0.52	0.01	Oxidized quartz-alunite altered dacite
	126.00	200.00	74.00	0.50	0.22	Sulphide, silicified & argilized dacite, 2% pyrite, traces bornite
CDH-12	40.00	50.00	10.00	0.54	0.00	Hydrothermal breccia
	50.00	64.00	14.00	0.38	0.00	Intense advanced argillic and weak silicified altered volcanoclastics
	98.00	144.00	46.00	0.55	0.22	Strong argillic-phyllic altered andesite
CDH-13	214.00	240.00	26.00	0.63	0.31	Strong siliz & pyrite destroyed textures; Original lithol. Rhyodacite of v.f.g. qtz-diorite(?); Best 2m interval 2.60 ppm Au
CDH-14	48.00	56.00	8.00	1.15	0.01	Rhyolite with minor stringer qtz veinlets
	80.00	100.00	20.00	0.34	0.03	Andesite flow or ignimbrite; weak py, mod mix silic + argillic alter
	100.00	120.00	20.00	0.45	0.17	Silicified structure, pyrite native S
	120.00	150.00	30.00	0.66	0.01	Andesite with moder propyll & silicic veins (29 ppm Ag)
	128.00	144.00	16.00	0.80	0.01	Best grade within above intercept (30 ppm Ag)

Item 9: GEOLOGICAL SETTING

9.1. Regional Geology

The Caspiche claim block is located in the Maricunga Belt which is defined as being a linear metallogenic unit containing at least 14 zones of gold and/or silver mineralisation between latitudes 26° and 28° S in the Andean Cordillera of northern Chile (Vila and Sillitoe, 1991, see Figure 10).

FIGURE 10 Metallogenic Belts of Northern Chile and Argentina.


PERU
BOLIVIA
Altiplano-Puna
PACIFIC OCEAN
Eocene-Oligocene Porphyry Copper Belt
Bajo de la Alumbrera (Late Miocene)
MARICUNGA BELT (Late Olig.-Miocene)
Copiapo
El Indio Belt (Miocene)
Peru-Chile Trench
CHILE
ARGENTINA
Late Miocene-Pliocene Porphyry Copper Belt
Santiago
0 km
500 km
20°
25°
30°
35°
70°
65°

The Maricunga Belt is composed of a series of north-south trending chains of andesitic to dacitic volcanoes (Figure 11). These are Oligocene to late Miocene in age and form part of the continental margin volcanic-plutonic arc. These volcanic rocks are generally restricted to north-south trending grabens with Palaeozoic-Triassic basement rocks exposed in intervening horst blocks. The volcanism occurred in four events grouped into two main episodes. The initial event began in late Oligocene and lasted until early Miocene (26 – 20 Ma). The

second occurred during the middle Miocene (16 – 11 Ma). These events resulted in the creation of numerous stratovolcanic complexes and dome fields over the length of the belt. The third and fourth episodes of dacitic volcanism occurred in the late Miocene (11 – 7 Ma) and late Miocene to early Pliocene (7 – 5 Ma), respectively and included the formation of two pronounced volcanic edifices Volcán Copiapó and Volcán Jotabeche.

FIGURE 11 Schematic Geology Map of the Maricunga Belt.


69°
La Coipa
27°
Marte
Lobo
La Pepa
Volcan Copiapo
Refugio
Volcan Laguna
Caspiche
Santa Cecilia
Aldebaran
Volcan Jotabeche
N
28°
Chile
Argentina
0
30 Km
Quaternary alluvium and evaporites
Pliocene volcanic rocks
Late Oligocene-late Miocene volcanic rocks
Jurassic-early Tertiary sedimentary and volcanic rocks
Paleozoic-Triassic basement (granitoids and volcanics)
Alteration zone
Strike-slip/normal fault
Reverse fault

There are two main structural trends in the Maricunga belt. The dominant of these are the north-northeast trending high-angle reverse faults that bound basement blocks. These form a series of horst and graben blocks with the Tertiary volcanic rocks, which host economic mineralisation, confined to the graben structures. It is believed the reverse faulting coincided with an east-west compression tectonic regime associated with the onset of flattening of the subduction zone during the early Miocene (20 – 17 Ma).

The second structural trend is a series of west-northwest to north-northwest trending structures. These manifest as normal trans-tensional faults, dykes, veins and linear alteration zones. These are the more important in terms of associated economic mineralisation. They are in evidence at many of the altered and mineralised zones hosted by late Oligocene to early Miocene volcanic centres.

The Maricunga Belt hosts numerous large alteration zones that are the result of both hydrothermal activity and oxidation of sulphides in the near surface environment. Several of these zones host economic concentrations of metals. The hydrothermal systems exhibit a continuum between porphyry Au-Cu style mineralisation and high sulphidation epithermal Au-Ag mineralisation. Examples of the porphyry end-member deposits are Refugio, Cerro Casale, Marte and Lobo. High sulphidation end member examples include La Coipa and La Pepa (Figures 11 and 12). Several of the deposits exhibit a strong northwest-southeast structural control to the mineralisation. Another characteristic of some deposits in the belt is the overprinting of epithermal high sulphidation style mineralisation and alteration on stockwork porphyry style mineralisation.

FIGURE 12 Principal deposits in the southern Maricunga Belt.


PRINCIPAL DEPOSITS
On Landsat 741 Satellite Imagery
10 Kilometers
VOLCAN
REFUGIO
CASPICHE
CERRO CASALE

9.2. Local & Property Geology

Lithological units observed on the Caspiche property comprise three volcano-sedimentary units and a suite of felsic to intermediate intrusive stocks. Faulting affects all lithologies with the exception of the most recent volcanic deposits. Alteration observed in outcropping rocks is both extensive and intense.

9.2.1. Volcano-sedimentary Units

The volcanic and sedimentary rocks are separated by disconformities. These are informally divided into the pre-mineral Caspiche Formation of Jurassic to Cretaceous age; the pre to syn-mineral Rio Nevado Formation of Oligocene to Lower Miocene age; and the post-mineral Yeguas Heladas Formation of Middle to Upper Miocene age (Figure 13).

The Caspiche Formation is exposed at the western margin of the property. It is composed of columnar jointed andesite lava flows. Approximately one kilometre west of the property boundary the lavas are viewed overlying a sedimentary sequence of rocks which range from volcanoclastics siltstones to sedimentary breccias.

The Rio Nevado Formation consists of undifferentiated felsic pyroclastic rocks. The sequence contains multiple volcanic events forming a volcanic pile that is a minimum of 200 metres thick. At Caspiche III, in the east of the property, the formation is crudely stratified with shallow west dipping horizons several metres thick. The rocks range from fine tuffs to pyroclastic breccias. Locally, thinly laminated siltstone separates the pyroclastic horizons. On the northern flank of Caspiche Central the formation contains pumice rich pyroclastics that are locally welded. The upper portion of the formation is composed of felsic, flow-banded, and auto-brecciated lava.

The Yeguas Heladas Formation consists of a series of stratified volcanic rocks that post date alteration and mineralisation. This unit comprises a lower conglomerate horizon overlain by non-welded pyroclastics that contain vuggy silica and massive silica altered clasts of the Rio Nevado Formation. The youngest volcanic unit on the property is a glassy, porphyritic, flow-banded and auto-brecciated felsic lava.

9.2.2. Intrusive Rocks

Exposed intrusive rocks at Caspiche are limited to a series of small felsic porphyritic stocks located at Caspiche Central and extending north and south. Locally these exhibit chilled margins and flow banding. Drilling by Anglo and Newcrest intersected diorite along with several additional porphyry rocks at depth beneath Caspiche Central. Two of these rocks were age dated by Newcrest in 1998 as described in Section 6.0 above.

Unconsolidated Quaternary deposits cover over 90% of the Caspiche project area. Figure 14 shows the distribution of debris flows, glacial moraines, colluvium, alluvium and "vegas" (local term for small wetlands that are common on valley floors, in the Andes). Drilling indicates the Quaternary cover to be up to 80 metres thick.

Pre mineral breccias are observed proximal to intrusive contacts. Many of these (but not all) are believed to be related to magma stoping and incorporation of abundant xenoliths. Proximal to the contact with micro-diorite quartz bearing felsic intrusives carry notably less or no quartz phenocrysts. This is thought to be due to hybridation of the magma through incorporation of micro-diorite into the melt, through melting.

9.2.3. Structure

Mapping of bedrock exposures indicates the main structural orientations at Caspiche to be northwest, east-northeast, and roughly north-south. These same orientations are observed as lineaments on Landsat satellite imagery and airborne magnetic imagery. Newcrest interpreted several of these lineaments to be major faults zones. One of these is a west-northwest trending structure located between Caspiche Central and Filo Central. At the western margin of the property a north-northeast trending fault is observed where the Caspiche Formation is juxtaposed against the Yeguas Heladas Formation indicating reverse faulting.

FIGURE 13 Simplified Project Geology – Caspiche.


Legend
Formation
Caspiche Fm
Rio Nevada Fm
Yeguas Heladas Fm
Qtz-Feldspar Porphyry
Filo Central
Caspiche Central
Caspiche III
470,000
471,000
472,000
473,000
474,000
475,000

FIGURE 14 Caspiche Quaternary Cover.


Legend
Drainages
50m Contour Lines
Caspiche Fault Zone
Quaternary Cover
Alluvium
Colluvium
Debris Flows
Lakes
Glacial Moraines
Vegas
Filo Central
Caspiche Central
Caspiche III

9.2.4. Alteration

Introduction

Alteration enhanced satellite imagery shows the Caspiche Central mineralisation to be associated with a clay altered zone approximately 2 kilometres in diameter rimmed by silica alteration (Figure 15).

There are four end member alteration types noted on the Caspiche property:

- porphyry style stockwork vein and associated alteration
- retrograde hydrothermal alteration
- high sulphidation epithermal style alteration
- supergene leaching and oxidation

At Caspiche Central all four alteration styles are present. At Caspiche III no Porphyry Style Stockwork Vein associated alteration has been observed, though it may be present at depth or laterally beneath cover.

Caspiche Central

Alteration is complex at Caspiche Central with all four of the aforementioned styles present. There are strong vertical controls as well as proximal versus distal alteration mineralogy assemblages for the various styles. Frequently pervasive overprinting by successive alteration events has totally destroyed all primary textures making identification of the original lithologies difficult to impossible. There are four end member alteration types being:

- Porphyry Style Stockwork Vein and Associated Alteration
- Retrograde Hydrothermal Alteration
- High Sulphidation Epithermal Style Alteration
- Supergene Leaching and Oxidation

Figure 15 Alteration enhanced satellite imagery. Alteration mineralogies indicated by white, pale yellow and pink.


6,939,000 mN
6,938,000 mN
6,937,000 mN
473,000 mE
474,000 mE
1 KILOMETER
CASPICHE CENTRAL
CASPICHE III

Porphyry Stockwork Style Mineralisation and associated Alteration is not observed at surface but has been intersected extensively in drill holes. The alteration comprises an inner potassic zone of K-feldspar and biotite. These minerals are observed as independent zones and overlapping. Where untouched by latter alteration magnetite as disseminations and hairline veinlets accompanies the potassic alteration. Potassic alteration has a positive correlation with veining. Frequently K-feldspar is observed as selvedges on veins up to several centimetres wide which grades out into secondary biotite dominated alteration. Biotite alteration is best developed in the micro-diorite, no doubt as a reflection of the higher original maffic component as compared with the felsic stocks and upper volcanics. In volcanic pendants immediately overlying the felsic stocks a strong patchy alteration is observed comprising irregular blebs of silica and clay. This has been described as a breccia but can be traced laterally where it grades into lithic tuffs. In some intrusive stocks the upper cupola zone contains an intense "wormy" quartz texture. At deeper levels more typical A and B style porphyry stockwork veining is observed with late stage sulphidic D veins cutting both the earlier quartz veining and extending into the overlying volcanic units.

In some cases **Propylitic Alteration** assemblages comprising epidote-chlorite-pyrite are observed within 1kilometre from the limits of potassic altered zones but generally propylitic alteration only occurs more distally. Propylitic altered rocks have not been intersected by the drilling to date. The rocks between the potassic and propylitic alteration zones are variably clay altered but it is not certain if this is an argillic alteration halo related to the porphyry mineralising event or if it is the result of the late stage retrograde argillic-phyllic event.

An intense **retrograde argillic-phyllic (clay-sericite) alteration** has affected the upper levels of the porphyry system and in part extends deep within it. In the strongly affected zones the potassic assemblages have been totally overprinted with clay and philosilicates leaving zones of strong stockwork veining with a soft white "bleached" matrix. K-feldspar and biotite have been totally obliterated. The contact between this zone and the underlying potassic alteration dips toward an apparent "draw down" zone. Further drilling is required to confirm the true morphology of this alteration style, but it is likely to be funnel shaped, i.e. depressed in the centre of the system and shallower toward the edges. The retrograde event has converted magnetite to specular haematite (martitization). But it does not appear to have affected the gold and copper distribution. A PIMA program is underway to assist in determining the alteration mineralogy of the retrograde alteration and more accurately define the distribution of individual minerals. The primary component minerals in the retrograde altered zones are kaolin, dickite, sericite and illite.

In some lithologies and most notably in the lithic tuff unit selective alteration of clasts to clay and matrix flooded with silica has produced patchy alteration giving the rock a brecciated appearance. A similar texture is observed proximal to intrusive contacts. This is thought to be the product of abundant xenoliths, the product of magma stoping.

The **High Sulphidation Epithermal Zone** is characterized by siliceous ridges which outcrop on the peripheries of the Caspiche Central porphyry mineralisation. The ridges comprise strongly silicified crystal lithic tuff and quartz feldspar porphyry. These units exhibit typical vuggy residual silica textures with rectangular cavities where feldspar phenocrysts have been totally leached from the rock and the matrix is replaced by silica. In the volcanic, lithic clasts have been selectively dissolved or replaced by kaolin-alunite-quartz+-pyrophylite+-dickite assemblages. These zones are interpreted as high level advanced argillic altered silica cap zones overlying. The silica caps contain structurally controlled tufasite breccias dykes with brecciated silica cap material hosted in a kaolin-silica-alunite matrix. These structural zones can be traced outward to adjacent argillic altered areas where they are observed as linear zones of vuggy residual silica, or "ledges".

Oxidation and Supergene Effects are notable in the upper 100 to 150 metres and occasionally down to 200 metres. The principal effects are to oxidize pyrite and the resultant acid converts minerals other than silica into kaolin. The contact between oxide and sulphide material is sharp. Minor chalcocite is observed on the oxide-sulphide contact, but there is no development of copper enrichment, presumably because Cu enriched solutions migrated laterally. Visually the contact is easy to pick and is geochemically sharp with a notable depletion in copper in the oxide zone, being less than 0.03% Cu.

Caspiche III

Outcropping hydrothermal alteration at Caspiche III is developed entirely in felsic lithic tuffs of Rio Nevado Formation. Zoned alteration is observed with leached zones of residual silica restricted to narrow linear structures within more wide spread silica flooding. At the eastern extent of the Caspiche III zone at boundary of the property the rocks are affected by low temperature silica and argillic mineral assemblage's characteristic of steam-heated alteration which forms above paleo-water tables in high sulphidation style alteration systems.

Item 10: DEPOSIT TYPES

The Maricunga Belt contains both porphyry stockwork and high sulphidation gold deposits. In some cases in addition to gold the porphyry mineralisation caries economic quantities of copper. The high sulphidation deposits can be silver rich and may also contain copper mineralisation. In some deposits the high sulphidation systems are adjacent to or draped over the porphyry style mineralisation.

Both porphyry stockwork gold-copper mineralisation and high sulphidation epithermal mineralisation styles are present at Caspiche.

10.1. Summary Description of Maricunga Belt Mineralisation Styles

The following description of known Maricunga mineralisation is summarized from Vila, T., & Sillitoe, R., 1991 (refer to Figure 16):

Porphyry-type mineralisation *in the Maricunga Belt was generated beneath andesitic-(dacitic) stratovolcanoes. Volcanic rocks were intruded by isolated, composite dioritic porphyry stocks. Weakly porphyritic microdiorite and associated intrusion breccia are prominent stock components.*

Gold-copper mineralisation is believed to have been introduced with K silicate alteration, which is well preserved only at the Amalia, Refugio, and Casale Hill (Aldebaran) prospects. K silicate alteration is overprinted and commonly obliterated by sericite-clay-chlorite assemblages of intermediate argillic type. Much of the gold is present in quartz stockworks. Iron oxides, both early magnetite and late hematite, constitute 5 to 10 vol percent of mineralised zones. Sulphides are dominated completely by pyrite but include minor chalcopyrite and trace bornite and molybdenite. Supergene leaching of copper is developed to various degrees, but enrichment is developed only incipiently.

Several porphyry-type stockworks are overlain by pyrite- and alunite-rich ***advanced argillic alteration****, which carries barite, native sulphur, enargite, and at La Pepa, high-grade, vein-type gold mineralisation of* ***high sulphidation, epithermal type****. The quartz stockworks and advanced Argillic caps are telescoped at Marte, Valy, Santa Cecilia, and La Pepa but are separated by a chloritized zone transacted by a swarm of gold-poor, polymetallic veins with quartz-alunite selvages at Aldebaran (Cerro Casale).*

Marte and Lobo are rich in gold (1.43 and 1.6 ppm) and poor in copper (0.05 and 0.12%) and molybdenum (46 and ~10 ppm), and may be designated as porphyry gold deposits. However, gold contents are lower (0.6-1 ppm) and hypogene copper contents probably higher at Refugio and Casale Hill.

The depth of erosion of Maricunga porphyry-type systems is believed to decrease from the K silicate zones exposed at Refugio and in the Casale Hill sector at Aldebaran (Cerro Casale), through Marte, Valy, Santa Cecilia, and La Pepa where remnants of advanced Argillic caps are present, to the highest, mercury-rich part of the Cathedral Peak sector at Aldebaran and zones higher than and west of Marte which comprise advanced argillic alteration rich in native sulphur.

FIGURE 16 Generalised Porphyry Model.


meters
0
1000
2000
HIGH SULFIDATION EPITHERMAL ENVIRONMENT
PORPHYRY ENVIRONMENT
Crater / summit caldera on stratovolcano
Native sulfur concentrations
Northwest-striking fault zone
Chalcedony-barite ±enargite veins
Original K silicate front
meters
0
1000
RELATIVE EROSION LEVEL
Aldebaran System
Other Maricunga Porphyry Systems
CATHEDRAL PEAK
VEIN ZONE
CASALE HILL
Hg-S
As-(Au)
Pb-Zn-Ag-Sb-(Au)
Cu-Mo-Au
SOLEDAD
LA PEPA
SANTA CECILIA
MARTE, VALY
LOBO, ESCONDIDO
REFUGIO
ALTERATION
Acid-leached
Chalcedony
Quartz-alunite
Sericitic
Intermediate argillic
K silicate
Propylitic
with quartz stockwork
LITHOLOGY
Postmineralization dacite porphyry
Late mineralization hydrothermal breccia
Late mineralization microdiorite
Multiple diorite / quartz diorite porphyry stock
Volcaniclastic sediments
Tuff / ignimbrite
Andesite-dacite volcanics
Subvolcanic "basement"

Reconstructed section through a typical porphyry system in the Maricunga belt, northern Chile, to show the transition from gold-(copper)-bearing stockworks to advanced Argillic alteration and high sulphidation epithermal mineralisation at shallow levels. In most deposits (Santa Cecilia, La Pepa, Marte, Valy), the stockwork and advanced argillic zones are telescoped, and the polymetallic veins of the transition zone at Aldebran (Cerro Casale) are absent (Vila and Sillitoe, 1991).

Item 11: MINERALISATION

Two mineralised centres have been intersected by drilling to date, being the Caspiche Central zone in the west and Caspiche III in the east. There is potential to encounter additional mineralised centres on the Caspiche property, beneath the widespread alluvium blanket. Exeter has conducted various geophysics programs that have defined a number of targets which require further work.

11.1. Caspiche Central

The Caspiche Central mineralisation contains outcropping high sulphidation epithermal style alteration which hosts disseminated gold in felsic volcanics and a dacite intrusive. Porphyry style mineralisation is not observed in the limited outcrops on the peripheries of the deposit, but drill holes have intersected extensive zones of stockwork porphyry mineralisation with intercept lengths up to 1,000 metres.

Two main styles of mineralisation exist being an upper gold bearing oxide zone underlain by a lower gold-copper bearing sulphide zone.

Copper assays are low in the upper zone because of the effects of leaching in the oxide environment. However in deeper portions of the silica cap beneath the oxide zone copper is present in the form of disseminated chalcopyrite. There has been no development of a supergene copper (chalcocite) blanket, the inference being that the copper has migrated laterally. However minor chalcocite is present near the oxide-sulphide contact.

Porphyry stockwork mineralisation comprises multiple generations of stockwork quartz-sulphide-haematite veining and is best developed in felsic porphyry stocks and associated intrusion breccias. Mineralisation is also present in an earlier micro-diorite unit and as well as in volcanic wall rocks. There is a slight but notable increase of copper grade within the hypogene porphyry environment compared to the hypogene epithermal environment. Silver is low overall and is not considered to be of economic importance. In the micro-diorite unit veining reduces with distance from the contact of intrusive felsic stocks, but gold and copper grades are maintained. There is a slight increase in copper grade with depth and corresponding decrease in gold. This is most notable within the micro-diorite. There are a number of felsic stocks, the main lithological difference being that some carry up to 5% quartz phenocrysts. Intrusive contacts are observed in core marked by an abrupt change in the density of veining. Rare phenocrysts comprising stockwork veining have also been observed. The latter intrusive or inter-mineral intrusive is less mineralised than the early pre-mineral intrusive. The late inter-mineral intrusions generally carry quartz phenocrysts, indicating evolution to a more felsic magma.

The percentage of veining is high for this style of mineralisation reaching >50% over lengths of several hundred metres in the high grade core of the system. But the average in areas that will be included in a future resource estimate is approximately 10-15% veining. This high density of veining has led some geologists to describe the rock as a breccia, in particular descriptions from petrographic studies, but multiple generations of veining are observed due to the numerous cross cutting relationships.

As previously mentioned, veining decreases with distance away from the pre-mineral intrusives, and in particular in micro-diorite. But the gold and copper grades are preserved, at least for a distance up to several hundred metres from the contact.

Petrologist Paul Ashley (2008) reported that chalcopyrite was the major sulphide deposited, in places accompanied by pyrite and perhaps overlapping with deposition of magnetite and hematite. However, sulphide deposition was paragenetically later than the quartz–K-feldspar-biotite event. A prominent mineralisation stage followed the early deposition of quartz (-sulphide) veining and breccia fill, with emplacement of thin veins commonly containing higher concentrations of pyrite, chalcopyrite and locally, other Cu sulphides, including enargite and tennantite. Small amounts of other sulphides also occurred as disseminations, commonly forming composite aggregates with chalcopyrite. These included enargite, tennantite and bornite, with rare molybdenite, chalcocite, digenite and covellite. The possible reasons for the occurrence of covellite (+ digenite, chalcocite) were equivocal; it could either represent a late hydrothermal product (representing part of the transition to high-sulphidation state as indicated by the presence of enargite, pyrite, tennantite and bornite), or it could be an incipient supergene alteration product.

Mineralised intersections drilled to date on the Caspiche property are presented in section 13 of this report. A description of mineralisation and alteration intersected in Caspiche Central by Exeter's earlier drill holes is presented along with drill core photos in the "Caspiche Technical Report dated April 26, 2008".

11.1.1. Mineralisation Model

The style of mineralisation described above is consistent with the interpretation of a partially eroded high sulphidation epithermal deposit immediately overlying a porphyry style mineralisation that exhibits multiple generations of stockwork quartz-sulphide veining. The mineralisation style adheres closely to the model proposed by Vila and Sillitoe, 1991 and later authors for a Maricunga porphyry gold-copper mineralising system (Figure 17).

FIGURE 17 Diagram Indicating the Various Components of the Mineralisation Model for Caspiche.


rapid syn-mineralization erosion results in draping of the epithermal zone over the porphyry zone
Stratovolcano
Alluvium
Silica Cap
Post Mineral Volcanics
Advanced Argillic
Depth of Oxidation
Epithermal Environment
Hydrothermal Breccia
Porphyry Environment
Stockwork Zone
Phylic Alteration
Propylitic Alteration
Potassic Alteration
1 km
1 km
Basement Volcanics
Roof Zone of Granodiorite Batholith
Modified after Sillitoe, 1973

11.2. Caspiche III

At Caspiche III only high sulphidation epithermal style mineralisation has been observed and intersected by the drilling there to date. Potential exists to discover porphyry style mineralisation through additional drilling.

The outcrops at Caspiche III are stratified felsic volcanics. Silica flooding and residual vuggy silica alteration of these is predominately controlled along west-northwest trending structures of steep-sided linear bedrock exposures, surrounded by argillic to advanced argillic alteration. Gold values at surface are generally sporadic with the highest reported value being 6.58 g/t Au from selective sampling of grey silica. This form of silica is often associated with upper levels of mineralisation in high sulphidation epithermal systems. At Caspiche III this grey silica occurs as clasts in narrow hydrothermal breccia dykes, as breccia matrix and in-filling fractures.

A selective sample (number 1536) at UTM coordinates 473,862 m East; 6,937,413 m North, was collected to determine if grey silica which overprinted a brecciated west-northwest trending structure was mineralised. It returned values of 0.928 g/t Au, 242 g/t Ag, 120 ppm Ba and 27.5 ppm Hg. This association is consistent with a high level within an epithermal high sulphidation system.

Best drill results for the Caspiche III area drilled by Newcrest are presented in Table 6. Only intercepts greater than 1.0 g/t gold equivalent (gold to silver ratio 1:60) are included, and represent drilling from 1996 to 1998, over two field seasons. This Newcrest drilling was targeting a flat lying silica pyrite alteration zone.

TABLE 6 Significant Results for Newcrest drilling on the Caspiche III Prospect.

Hole	From	To	Width	Au g/t	Ag g/t	Au equivalent g/t
CDH-13	218	226	8	1.28	37	1.9
CDH-14	44	56	12	0.82	25	1.2
CDH-21	56	62	6	1.02	5	1.1
CDH-21	66	72	6	1.05	7	1.2
CDH-21	98	100	2	2.63	5	2.7
CDH-21	146	164	18	1.29	17	1.6
CDH-22	58	74	16	1.54	27	2
CDH-23	70	80	10	0.84	28	1.3
CDH-23	84	92	8	1.02	10	1.2
CDH-23	104	110	6	0.7	18	1
CDH-23	112	124	12	3.48	8	3.6
CDH-27	26	44	18	0.27	15	1.3
CDH-28	116	120	4	1.16	9	1.3
CDH-32	34	44	10	0.76	14	1
CDH-34	34	40	6	1.82	0	1.8
CDH-34	180	184	4	0.25	395	6.8

Item 12: EXPLORATION

12.1. Introduction

Exeter entered into the Agreement with Anglo in October, 2005. The original agreement contained seven properties that Exeter began to review during the southern hemisphere 2005-2006 summer field season. All available historic data was reviewed and several one day visits were made to the Caspiche property by Exeter geologists. This was followed with a dedicated effort by a field crew during March to mid May, 2006. During this time the entire project area was mapped (Refer to Figures 13 and 14). During this mapping, 112 rock chip samples were collected along with 22 PIMA samples. Geophysics data from surveys conducted by Newcrest was reprocessed and a number of new geophysics programs have since been completed. Exeter is currently on its third drill campaign. To date Exeter has drilled approximately 17,000 metres in 36 holes. The total drilling on the property including that by previous workers is 22,000 metres in 69 holes. Drilling is discussed in detail in Item 13 of this report.

12.2. Work conducted by Exeter

Work completed by Exeter on the property includes:

- All available historic data was compiled into a digital Geographic Information System (GIS).
- ASTER mineral model maps and QuickBird high resolution satellite imagery were purchased.
- The original Newcrest airborne magnetometer survey raw data was reprocessed by D. Burt of Mendoza, Argentina and by J. Scarbrough of Zonge Chile Limitada ("Zonge").
- The Newcrest 1998 IP line data was reprocessed by S. Collins of Arctan Consultancy, Sydney, Australia ("Arctan") and by Zonge).
- A property wide mapping program was undertaken during which 112 rock chip samples were collected both for checking assays reported from previous workers and for PIMA work.
- A Controlled-Source Audible Frequency Magneto Telluric ("CSAMT") survey was performed with line orientation perpendicular to the prominent west-northwest structure. A total of 29.7 line kilometres were surveyed by Quantec Chile Limitada ("Quantec").
- The CSAMT and very low frequency ("VLF") programs were reviewed by John Keiley (Consultant Geophysicist).
- A program of Pole-Dipole IP surveying was run by Zonge on 200 metre spaced lines over the Caspiche Central porphyry target and surrounds in 2007.
- Natural source Magnetoteluric Surveying ("MT") was run by Zonge covering 80% of the property on 200 metre spaced lines.
- In 2008 a program of ground magnetics was run by Exeter using its own equipment and operators. The data collected was verified and processed by Zonge. The program covered the Caspiche Central area.

- Utilizing the geophysical products, and an interpretation based on hidden resistive bodies aided by mapping, a total of 3547.7 metres were drilled on the property between January and the end of March, 2007.
- In Exeter's second campaign was from December 2007 to the end of April 2008. A total of 5758.87 metres were drilled in 13 holes.
- A third campaign is currently underway and at the time of writing almost 8,000 metres have been drilled in 10 holes. Assays have been received for 7 these.

12.2.1. Geological Mapping and Sampling

In the 2005-2006 Andean exploration season a property wide mapping program was undertaken. It was lead by consultant geologist Dean Williams during which 112 rock chip samples were collected both for checking assays reported from previous workers and for PIMA work. The results of this program indicated potential for high sulphidation mineralisation at Caspiche Central and Caspiche III (Figures 18 and 19). Due to both the density of drilling on the outcropping advanced argillic altered ridge in the north of the Caspiche Central mineralisation, and the results from rock samples in untested areas at Caspiche III it was elected to commence drilling there.

FIGURE 18 Rock Chip Geochemistry Map for Au.


Legend
Filo Central
Caspiche Central
Caspiche III

FIGURE 19 Rock Chip Geochemistry Map for Hg.


Legend
Filo Central
470,000
471,000
472,000
473,000
474,000
475,000

12.2.2. Interpretation and Review of Geophysical Surveys

Geophysics programs undertaken over the Caspiche property to date are Air Magnetics, Ground Magnetics, Pole-Dipole by Quantec in 1997, Pole Dipole by Zonge in 2007, CSAMT by Quantec in 2006 and MT by Zonge in 2008.

Air Magnetics

In October of 1997, Geodatos S.A.I.C. flew a 275 line-km helicopter aeromagnetic survey. The survey was flown with a 150-metre line spacing with control cross lines at approximately 1,000-metre intervals and at an average elevation of 80 metres. Flight lines were oriented at 060°. The data was processed by GeoDatos (Figure 20). Exeter obtained the raw data and had it processed by Steve Collins and later again, reprocessed by Jim Scarbrough of Zonge Chile. Six magnetic anomalies have been defined, two magnetic lows and four magnetic highs (Figures 20 to 23). The Number 2 low anomaly results from thick post-mineral, non-magnetic, poorly consolidated tuff. The high magnetic anomaly Number 5 results from unaltered magnetic "Jotabech" volcanics which are post mineral. Anomaly 4 is associated with the Caspiche Central porphyry and is due to magnetite alteration. There is neither outcrop nor subcrop in the vicinity of Anomaly 1 so it is uncertain whether it results from fresh magnetite-bearing volcanics or another hydrothermal centre. Anomaly 3 corresponds to a partially buried alteration anomaly. The alteration anomaly is visible on Quickbird and the weak colour anomaly observable on the alteration enhanced satellite imagery confirms this to be an alteration centre. The area is shown on Figure 22.

FIGURE 20 Newcrest Processed Air Magnetics.


N
1
2
3
4
5
6
0
Kilometers
2

Aeromagnetic Data Reprocessing

Zonge found what they considered to be flaws in the data and decided to apply grid product filtering on the previous helicopter-borne magnetic dataset collected by GeoDatos on behalf of Newcrest. Among other work, Zonge:

- interpolated the data based on the final database from Geosoft;
- recreated the line parallel noise through directional and wavelength filtering based on the line spacing;
- sampled and removed the line parallel noise from the database and re-gridded the output

FIGURE 21 Zonge Re-Processed Air Magnetics.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
N
1
2
3
4
5
6
0
kilometers
2

FIGURE 22 Magnetic anomaly 8.


Anomaly 8 (airmagnetics)

Ground Magnetics

Exeter ran detailed ground magnetics over the Caspiche Central porphyry which confirmed the airborne magnetic anomaly number 4. The survey also highlighted an east-west paleo-channel now infilled by magnetite bearing alluvium made up of predominantly post mineral "Jotabech" volcanic clasts (compare Figures 23 and 24).

FIGURE 23 Ground Magnetics.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
1
2
3
4
5
6
0
kilometers
2

NB: Compare the linear anomalies extending eastward from the upper right of anomaly 4 with the depth of alluvium in Figure 24.

FIGURE 24 Plot of Depth of Alluvium Taken from True Depth Calculated from Drill Holes.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
1
2
3
5
6
0
kilometers
2

Newcrest Pole-Dipole - Quantec, 1997

During December 1996 and January 1997 Quantec conducted a 19.4 lineal kilometre IP/Resistivity survey over portions of the Caspiche property. The survey was conducted with a 200 metre dipole spacing on a pole-dipole configuration.

The resultant depth-slice imagery for resistivity was inconclusive with several weak anomalies that showed very little continuity from one depth slice to the next. However the chargeability showed two large anomalies that did have good depth continuity. One of these, the number 2 anomaly on Figures 25 to 30 corresponded to the Caspiche porphyry body.

FIGURE 25 Quantec Pole - Dipole Resistivity -100 Metre Depth Slice.



FIGURE 26 Quantec Pole - Dipole Resistivity -300 Metre Depth Slice.



FIGURE 27 Quantec Pole - Dipole Resistivity -500 Metre Depth Slice.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
1
2
3
4
0
kilometers
2

FIGURE 28 Quantec Pole - Dipole Chargeability -100 Metre Depth Slice.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
1
2
3
4
0
kilometers
2

FIGURE 29 Quantec Pole - Dipole Chargeability -300 Metre Depth Slice.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
1
2
3
4
0
kilometers
2

FIGURE 30 Quantec Pole - Dipole Chargeability -500 Metre Depth Slice.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
1
2
3
4
0
kilometers
2

Zonge 2007 Pole - Dipole

The Zonge Pole-Dipole resistivity showed a strong resistivity low which was located in the vicinity of the Caspiche Central porphyry (Figures 31 to 33). At the shallow level the resistivity was high reflecting the upper silica cap (Figure 31), but at deeper levels the resistivity was low. This possibly reflected clay mineralogy resultant from the late-stage retrograde intermediate Argillic overprint. On the deepest -500 metre level resistivity image the resistivity low was confined to the southeast compared to the -300 metre level resistivity. This may be reflecting a fluid flow path (draw down or up flow?) for the hydrothermal fluids which caused the retrograde argillic alteration. On chargeability imagery a series of highs formed a rough arc pattern located to the west of the Caspiche porphyry (Figures 34 to 36). There was a variation with depth in the areas giving the highest chargeability responses possibly reflecting a complex distribution of pyrite and/or the effects of membrane polarization associated with strong clay alteration.

FIGURE 31 Zonge Pole-Dipole Resistivity, -100 metres.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
1
2
3
4
0
kilometers
2

FIGURE 32 Zonge Pole-Dipole Resistivity, -300 metres.


N
468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
1
2
3
4
0
kilometers
2

FIGURE 33 Zonge Pole-Dipole Resistivity, -500 metres.


N
468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
1
2
3
4
0
kilometers
2

FIGURE 34 Zonge Pole-Dipole Chargeability, -100 metres.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
1
2
0
kilometers
2

FIGURE 35 Zonge Pole-Dipole Chargeability, -300 metres.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
N
1
2
0
kilometers
2

FIGURE 36 Zonge Pole-Dipole Chargeability, -500 metres.



Quantec 2006 CSAMT and VLF Surveys

During November and December 2006, Quantec conducted a program of CSAMT surveys and VLF electromagnetic surveys on behalf of Exeter.

The objectives of the geophysical surveys were to map important structures and zones that may be associated with high-sulphidation epithermal gold mineralisation. The CSAMT survey was conducted over a total of 17 survey lines orientated at an angle of 25 degrees from north to the east, and separated by a distance of 250 metres. A dipole spacing of 50 metres was utilized with data collected over a range of frequencies from 1 Hz to 8192 Hz. A total of 29.7 line kilometres of data was collected. Data was inverted using an in-house smooth layer inversion.

The CSAMT data were presented as topographically corrected resistivity vs. elevation cross-sections of the smooth layer inversion. Plan maps of the resistivity at various depths were also presented. The VLF survey was conducted over the same lines as the CSAMT survey. The survey utilized the VLF transmitter in Lualualei, Hawaii, which transmits at a frequency of 21.4 kHz. All data were collected at 25 metre intervals.

The VLF dataset may not have delivered the subsurface structural architecture with the precision and discrimination that was hoped for. The strong linear anomaly to the northeast was coincident with topography. This feature cast some doubt on the future use of VLF as an exploration tool for the Caspiche project.

Interpretation

The CSAMT program was run principally to identify resistive structural feeder zone targets associated with the high sulphidation silica cap. Seven anomalous zones were indicated on levelled resistivity imagery (Figures 37 to 39). Anomalies 6 and 7 were associated with a reported ridge of post-mineral poorly-consolidated volcanics. At deeper levels this resistivity anomaly quickly dissipated. This was interpreted as being due to the high porosity of the material combined with its location on a ridge. These factors permitted good drainage and hence the water table was depressed. The dry porous material therefore showed up as a resistivity high that coincided with the ridge, but at deeper levels where the water table was intersected, the resistivity no longer existed.

Anomalies 1, 2 and 3 were associated with the silica cap at Caspiche Central and anomaly 4 was associated with a similar silica cap at Caspiche III. Anomaly 4 had the greatest depth continuity.

The possibility that a porphyry existed beneath the Caspiche III silica cap, in the same way that the Caspiche Central porphyry is located beneath a silica cap, appeared less likely because there was no magnetic high anomaly associated with it. A magnetic high would be expected to be produced from hydrothermal magnetite associated with an underlying porphyry body. One possible alternative would be that retrograde magnetite destruction totally destroyed all primary magnetite, but given the magnetic high over the Caspiche Central porphyry (which did experience such an event) this would seem unlikely.

FIGURE 37 CSAMT -50 Metre depth.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
N
1
2
3
4
5
6
7
0
kilometers
2

FIGURE 38 CSAMT -200 metre.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
N
1
2
3
4
5
6
7
0
kilometers
2

FIGURE 39 CSAMT -400.


468,000 mE
469,000 mE
470,000 mE
471,000 mE
472,000 mE
473,000 mE
474,000 mE
6,940,000 mN
6,939,000 mN
6,938,000 mN
6,937,000 mN
6,936,000 mN
N
1
2
3
4
5
6
7
0
kilometers
2

Zonge MT Surveys

Resistivity results from the 2 lines of MT surveying completed to date closely resembled lines from the Zonge 2007 Pole-Dipole survey (see Figures 40 to 43). MT surveying is generally poor quality at shallow levels due to the lack of naturally occurring high frequencies required for shallow penetration; however the results from the shallow MT surveying at Caspiche were comparable with the pole-dipole shallow surveying. Neither of these was as clear as the Controlled Source MT (CSAMT) shallow level readings.

FIGURE 40 AMT Line 470460.



FIGURE 41 Pole-Dipole Resistivity Inversion Model Line 470460.



FIGURE 42 AMT Line 470860.



FIGURE 43 Pole-Dipole Resistivity Inversion Model Line 470860.



Discussion

Air magnetics has successfully identified the mineralised Caspiche porphyry centre (Anomaly 5). Two other aeromagnetic targets remain to be tested through drilling. The Number 1 anomaly is only partially covered by the Caspiche Bajo property, but this area will be sufficient to enable drill testing to check it. Exeter Drill Hole CSDH-05 came close to testing the aeromagnetic Anomaly 3 target. According to drill logs this hole drilled approximately 120 metres of overburden. The magnetic anomaly correlated to mapped quartz-feldspar porphyry. Alteration mapping showed it as being unaltered. However it appeared altered on over-flight photographs and alteration-enhanced Landsat imagery also showed it as being altered. A field inspection is required to determine the validity of constructing an access road on the north side of the Filo Central ridge in order to drill test the anomaly.

Ground magnetics also delineated the Caspiche porphyry, but it was strongly affected by magnetic float which is up to 70 metres thick. A comparison of the plot of overburden thickness with the ground magnetics plot shows which part of the anomaly is due to magnetic float in the overburden.

The magnetic anomaly correlated to mapped quartz-feldspar porphyry. Alteration mapping showed it as being unaltered. However it appeared altered on over-flight photographs and alteration-enhanced Landsat imagery also showed it as being altered. A field inspection is required to determine the validity of constructing an access road on the north side of the Filo Central ridge in order to drill test the anomaly.

Item 13: DRILLING

13.1. Introduction

There have been five campaigns of drilling on the Caspiche property by previous operators, results of which are detailed in Section 6.0 of this report.

The drilling undertaken by Exeter prior to the 2008/2009 campaign on the Caspiche Central porphyry was orientated at 060 targeting a northwest trending system of stockwork vein style mineralisation. Following a review of this data a polyphasal intrusive stock was identified with an interpreted system strike varying between northwest and west northwest. Drilling has shown that the intrusions which host mineralisation extend over at least 900m length and 650 in width with additional drilling on going to determine the limits of the system.

Thus the Caspiche model used currently implies that the drilling configuration employed to date has been slightly sub-optimal because the holes cut the stock and intrusive contacts at a slightly oblique angle. Thus intercepts reported may slightly overstate the true thickness of mineralisation. Nevertheless, notwithstanding the consequent exaggeration of the ore-grade intercepts, it was considered best to retain this configuration for the sake of continuity of section construction rather than commencing the current drilling program with north-northeast-directed holes.

At Caspiche III the mineralisation is believed to be more structurally controlled, however due to insufficient data, the author cannot comment on either the true width or direction of the mineralisation encountered.

13.2. Anglo and Newcrest Drill Programs 1988 to 1998

In 1988, Anglo were the first to drill the project using an open-hole Holman rotary air rig with a depth capability of 50 metres. A total of 12 holes for an aggregate of 580 metres were drilled. Cuttings were collected on two-metre intervals and assayed for Au, Ag and Cu. A minute fraction of the drilling cuttings were glued to heavy paper sheets to represent each drill sample. In 1990 Anglo drilled six RC percussion holes for a total of 950 metres using a company owned Falcon 40 drill rig. Beyond the fact that samples were collected over two-metre intervals the Anglo reports do not describe the specific sampling protocol they followed for either of these drill campaigns.

Newcrest performed two phases of RC percussion drilling between 1997 and 1998. The first 3,000 metres was drilled by Bachy S.A. in 1997 with the remaining 532 metres drilled by Ausdrill Chile Ltda. in 1998. Both drill programs used 5 ½ inch down the hole hammers and collected cuttings over two-metre sampling intervals.

The 1997 Newcrest report describes the check assay sample protocol followed for gold assays. The copper and silver assays were not as rigorously controlled because of their lesser commercial values and less problematic analysis. The gold quality control program consisted of three parts:

1. Insertion of pulp control standards with either a control or blank pulp for every 50 samples, which corresponded to 100 metres of drilling.

2. ALS Geolab in Copiapó, acting as the primary laboratory, provided in-house pulp checks with duplicate assays on approximately every fifth sample.

3. During the drilling, two samples were collected for each two metre sample interval. The "original" samples were assayed by ALS Geolab and roughly 6% of the "rig-collected duplicates" were sent for check assaying at ACME laboratories in Santiago, Chile.

The check assays by the ACME laboratory were found to systematically produce higher gold values then that of ALS Geolab. The company conducted further assay checks and sent additional check samples to SGS laboratories in Santiago for analysis. See the previous 43-101 report. "Technical Report & Proposed Exploration for Caspiche Project, Region III Chile" dated December 24, 2007, for a listing of the Anglo and Newcrest drill hole location and results.

13.3. Exeter Drill Programs – 2006/2007 season

The results of this drill program are divided below into the two prospect areas, Caspiche III and Caspiche Central Porphyry. For a listing of the drill hole location and assay results, refer to the previous 43-101 report. "Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile" dated December 24, 2007.

13.3.1. Caspiche III

Exeter's drilling at Caspiche III during the 2007 field season confirmed the presence of a high-sulphidation epithermal gold system. The mineralisation was interpreted to lie within flat lying replacement zones that are probably related to an as yet un-drilled intrusive body. Significant results are summarized below, and presented in further detail in Table 7:

- 16 m at a grade of 1.3 g/t Au and 5 g/t Ag from a down hole depth of 42 m in hole CSR-008
- 36 m at a grade of 1.3 g/t Au and 26 g/t Ag from a down hole depth of 166 m in hole CSR-010
- 12 m at a grade of 1.2 g/t Au and 4 g/t Ag from a down hole depth of 96 m in hole CSR-011
- 16 m at a grade of 2.1 g/t Au and 2 g/t Ag from a down hole depth of 94 m in hole CSR-012

In CSR-008, the gold-silver mineralisation was within a stratabound zone similar to one previously drilled in CSR-Six RC percussion drill holes (CSR-007 to CSR-012) were drilled for a total of 1,676 metres to test the potential epithermal mineralisation. One additional hole of 344m, CSR_013[1], tested the earlier reported gold porphyry mineralisation, approximately 2.5 kilometres to the west, and is described in section 11.3.2 below.

[1] CSR013 has been previously referred to in some public documents as CSD013. This is erroneous and the current name is consistent with the hole naming nomenclature and reflects its status as an exclusive reverse circulation drillhole.

TABLE 7 Significant Results from the Caspiche III Prospect.

Hole	From (m)	To (m)	Width (m)	Gold (g/t)	Silver (g/t)	AuEq gold:silver ratio 1:60
CSR-001	38	40	2	0.62	0.0	0.62
CSR-001A	36	40	4	0.9	0.0	0.9
	88	90	2	0.6	0.5	0.6
	140	142	2	0.1	31	0.5
	180	186	6	0.2	41	0.9
CSR-002	38	40	2	0.02	74	1.3
	52	**76**	**24**	**1.1**	**23**	**1.5**
Including	(66	72	6	3.2	48	3.9
	94	96	2	0.04	37	0.7
	134	136	2	-	46	0.8
	140	148	8	0.07	45	0.8
	152	154	2	0.07	67	1.2
	166	168	2	0.2	27	0.6
	172	**178**	**6**	**1.7**	**16**	**1.9**
	186	186.7	0.7	0.08	100	1.8
CSR-003	90	92	2	0.01	100	1.7
	96	98	2	0.12	25	0.5
	148	150	2	0.02	26	0.5
	168	172	4	0.85	6	0.9
CSR-006	138	140	2	0.5	1.6	0.5
	144	**166**	**22**	**1.5**	**1.6**	**1.5**
	222	228	6	0.7	1.4	0.7
	238	240	2	0.6	1.4	0.6
CSR-007						NSR
CSR-008	34	36	2	0.4	3	0.5
	42	58	16	1.3	5	1.4
	72	76	4	0.1	24	0.5
	94	98	4	0.5	6	0.6
	122	128	6	1.2	3	1.2
	132	142	10	0.6	2	0.6
	152	154	2	0.9	1	0.9
	158	160	2	0.4	2	0.5
	190	194	4	0.7	1	0.7
	198	202	4	0.9	1	0.9
	236	238	2	0.6	1	0.6
	266	270	4	1.1	0	1.1
	294	298	4	2.5	0	2.5
CSR-009	132	136	4	0.2	91	1.7
CSR-010	28	32	4	0.04	26	0.5
	36	38	2	0.04	32	0.6
	42	46	4	0.03	43	0.8
	52	56	4	0.02	63	1.1
	74	84	10	0.9	14	1.1
	158	160	2	0.1	63	1.2
	166	202	36	1.3	26	1.7
including	174	186	12	2.5	26	2.9
CSR-011	30	34	4	1.7	3	1.7
	42	46	4	0.6	2	0.6
	50	52	2	0.5	2	0.5
	76	84	8	0.4	13	0.6
	96	108	12	1.2	4	1.3
	112	114	2	1.8	3	1.9
	120	128	8	0.9	12	1.1
	146	148	2	0.02	100*	1.7
	152	156	4	0.02	32	0.6
CSR-012	26	28	2	1.8	8	2.0
	50	52	2	0.5	17	0.8
	58	68	10	0.6	13	0.8
	94	110	16	2.1	2	2.2
	120	122	2	0.9	1	0.9
	140	160	20	0.7	2	0.7
	178	180	2	0.4	2	0.5
	316	318	2	0.4	1	0.5

13.3.2. Caspiche Porphyry – Caspiche Central

CSR-013 was sited over a pronounced IP chargeability anomaly, on the one north-south survey line that fully crossed the area. The anomaly was partly tested by two earlier drill holes, CDH-2b and CDH-3, drilled by previous operators.

CSR-013 intersected a wider zone of mineralisation, at a higher average grade, than both CDH-2b and CDH-3, although it appeared to have intersected the same mineralised intrusion. The area of the three holes was entirely covered by colluvium material. CSR 013 was drilled at the same declination (60 degrees) and azimuth (240 degrees) as the historical drill holes. The significant results (at a cut off of 0.5 g/t gold) from CSDH 013 are presented in Table 8 below. The minimum sample intercept length was 2 metres.

TABLE 8 Significant Results of CSR-013.

Cut-off grade	From (metres)	To (metres)	Width (metres)	Gold (g/t)	Copper (%)
CSR-013					
Bulked Intercepts at 0.5 g/t gold lower cut	40	164	124	1.0	NSR
	186	196	10	0.8	NSR
	200	204	4	0.7	NSR
	210	344	134	0.9	0.2%
Bulked Intercept - no lower cut	40	344	304	0.9	0.1%

Note: NSR = No significant result.

13.4. Exeter Drill Program – 2007/2008 season

Exeter drilling during this campaign focused on testing the Caspiche Porphyry as the follow up to CSR-013.

Exeter drilled 5,758.87 metres (4,548.87m of diamond core and 1,210m of RC) between December 2007 to May 2008. Significant results from this season are tabulated in Table 9. Recoveries were generally excellent (>98%) with the exceptions being limited to drilling in the overburden or poorly consolidated fault zones where some sample loss could occur. Table 10 shows a summary of areas where poor recovery affected sampling protocols and estimated recovery in those areas. In most of these zones mineralisation was considered too low to be of economic interest and in those zones where mineralisation was recorded there is no reason to believe that it was selectively partitioned into either the lost or the retained sample portions.

All diamond holes have been drilled at a declination of 60 degrees on azimuth 060 degrees except for hole CSD-024, which was drilled at a declination of 65 degrees on azimuth 250 degrees, and holes CSD-025 and -026 which were drilled at declinations of 65 degrees on azimuth 240 degrees.

Drill hole CSD-018 was sited 500m to the northwest of the main Caspiche target to test a separate geophysical target. No significant mineralisation was encountered.

Five RC drill holes (CSR-019, CSR-020, CSR-021, CSR-022 and CSR-023) were drilled at a declination of 60 degrees to the northeast (see Figure 44 below).

A summary interpretation of these results is presented in section 11.5 incorporating the additional drilling data collected since this campaign.

TABLE 9 Drill Assay Results for Oxide and Sulphide Intervals from the 2007-2008 season at Caspiche Central.

	OXIDE ZONE (Epithermal and Porphyry)					SULPHIDE ZONE (Porphyry)				
	From	To	Width	Gold	Copper	From	To	Width	Gold	Copper
Diamond hole no.	(m)	(m)	(m)	(g/t)	(%)	(m)	(m)	(m)	(g/t)	(%)
CSD-014	0.00	148.00	148.00	0.57	0.02	148.00	740.67	592.67	0.44	0.25
CSD-015	57.95	114.00	56.05	0.35	0.02	114.00	1,001.35	887.35	0.62	0.27
CSD-016	73.00	165.00	92.00	0.41	0.01	165.00	791.75	626.75	1.08	0.43
CSD-024	0.00	209.00	209.00	0.29	0.02	209.00	766.25	557.25	0.36	0.15
CSD-025	44.00	212.00	168.00	0.64	0.01	212.00	336.05*	124.05	1.17	0.36
CSD-026	68.00	135.00	67.00	0.19	0.01	135.00	208.95*	73.95	0.32	0.13
RC hole no.										
CSR-019	32.00	154.00	122.00	0.30	0.00	154.00	240.00	86.00	0.20	0.08
CSR-020	6.00	126.00	120.00	1.16	0.01	126.00	250.00	124.00	0.45	0.08
CSR-021	10.00	152.00	142.00	0.31	0.01	Not tested				
CSR-022	22.00	150.00	128.00	0.86	0.01	150.00	231.00	81.00	0.57	0.16
CSR-023*	4.00	104.00	100.00	0.66	0.10	104.00	264.00	160.00	0.64	0.27

- *NB. RC hole CSR-023 was re-entered at the start of the 2008/2209 season and extended with a diamond tail. Thus the hole has been subsequently renamed CSD-023*

FIGURE 44 Exeter Drill-hole Locations and Traces at Caspiche Central from the 2006/2007 and 2007/2008 Seasons.


CSD-024
CSD-025
CSD-026
CSD-014
500m

TABLE 10 Sample intervals greater than 4m from Exeter Drilling at Caspiche Central and associated recovery.

Hole ID	From	To	Interval	SampleID	DrillType	Au ppm	Cu pct	Rec/m	Rec %	Lith Type
CSD015	0.00	7.00	7.00	CHL01128	DDH	0.26	0.01	0.81	11.57	Overburden
CSD015	7.00	14.00	7.00	CHL01129	DDH	0.62	0.01	1.03	14.71	Overburden
CSD015	14.00	20.00	6.00	CHL01130	DDH	0.68	0.01	1.18	19.67	Overburden
CSD016	22.00	29.00	7.00	CHL01154	DDH	0.01	0.01	1.43	20.43	Overburden
CSD016	41.00	46.00	5.00	CHL01160	DDH	0.01	0.01	2.00	40.00	Overburden
CSD025	0.00	5.00	5.00	CHL02236	DDH	1.53	0.01	1.92	38.40	Overburden
CSD025	5.00	10.00	5.00	CHL02237	DDH	0.33	0.01	1.70	34.00	Overburden
CSD025	10.00	19.00	9.00	CHL02238	DDH	0.02	0.01	3.04	33.78	Overburden
CSD025	19.00	27.00	8.00	CHL02239	DDH	0.81	0.01	3.09	38.63	Overburden
CSD025	31.00	36.00	5.00	CHL02242	DDH	0.15	0.01	1.40	28.00	Overburden-FP1
CSD026	0.00	8.00	8.00	CHL02408	DDH	0.01	0.01	1.31	16.38	Overburden
CSD026	8.00	19.00	11.00	CHL02409	DDH	0.01	0.01	1.28	11.64	Overburden
CSD026	19.00	27.00	8.00	CHL02411	DDH	0.01	0.01	1.70	21.25	Overburden
CSD026	27.00	33.00	6.00	CHL02412	DDH	0.01	0.01	1.12	18.67	Overburden
CSD026	36.50	43.00	6.50	CHL02415	DDH	0.01	0.01	0.89	13.69	Overburden
CSD026	70.00	75.00	5.00	CHL02429	DDH	0.02	0.01	1.04	20.80	Overburden-FP1
CSD028	22.00	27.00	5.00	CHL012933	RC	0.01	0.01	12.06	89.33	FP1
CSD029	55.00	60.00	5.00	CHL012997	RC	0.01	0.01	13.15	97.41	Overburden

The table shows zones where poor sample recovery affected the standard sample interval showing recovery as a percentage (Rec), assayed gold and copper grades and the geological unit affected.

13.5. Exeter Drill program 2008/2009 season

Drilling on the Caspiche properties during the 2008/2009 season has focused on Caspiche central. A program of at least 9,300m has been planned designed to test the limits of mineralisation by drilling deep drillholes on a roughly 200m by 200m grid spacing.

The program began in October 2008 and is progressing currently with three rigs from Major Drilling Chile working full time; 1 UDR1000, 1 UDR200 and a Major 50.

To the end of January 2009, 7840m had been drilled with 10 holes either complete or in progress (Figure 45 shows the hole collar locations). Results are available and have been released for Hole CSD023 (and extension of CSD023), CSD028, CSD029, CSD030, CSD031 and partial results have been released for CSD032. Table 11 shows a summary of the available significant intercepts and hole depths.

All other holes remain in progress (either logging, cutting or awaiting analysis results).

Drilling to date has shown locally transported surficial gravels intermittently overlie an oxide zone which is leached of almost all copper, and comprises high sulphidation epithermal mineralisation and oxidized porphyry. This in turn is underlain by the gold-copper bearing porphyry stock and host intrusions and volcanics.

The gravels are variable in thickness, showing a roughly lenticular shape stretching from the valley margins or low ridges to thicker sequences in the central portion. For reference, surface gravel cover was logged in CSR-013, CSD-015 and CSD-016 to depths of 40 metres, 57.95 metres and 73 metres respectively. This equated to true depths of approximately 34.4, 50 and 62.8m respectively.

The depth of the oxide zone is variable, has been eroded in part, but appears to display a much flatter geometry compared with nearby deposit analogues. The depth of the oxide zone in drill holes is also shown in Table 11. Due to the possibility that the oxide mineralisation and the primary mineralisation will be recovered using different techniques, the grades for oxide and sulphide have been quoted separately.

Broad widths of primary gold copper porphyry style mineralisation have been intersected in the sulphide zone of all holes to date this season with a hole spacing nominally 200 metres apart (inclinations of 60 degrees and an azimuth 060 degrees, see Figure 45 below). The only exception to this is hole CSD035 (still being drilled at the time of writing) which is orientated perpendicular to the current grid orientation and is being drilling to the southeast targeting an extension of the high grade ore zone underneath CSD028. Drilling this hole will provide valuable geological and structural information as well as providing data on grade continuity in this orientation.

TABLE 11 Drill Assay Results for Oxide and Sulphide Intervals from the 2008-2009 season at Caspiche Central.

Hole No.	From (m)	To (m)	Width (m)	Gold (g/t)	Copper (%)	Status	Zone
CSD023	0.0	102.0	102.0	0.65	0.01	Finals	Oxide Gold Only Zone
CSD023	102.0	705.3	603.3	0.89	0.32	Finals	Sulphide Gold Copper Zone
Including	338.0	404.0	66.0	1.94	0.41	Finals	Sulphide Gold Copper Zone
CSD028	208.0	(1070.1) BOH	862.1	0.54	0.29	Finals	Sulphide Gold Copper Zone
Including	600.0	972.0	372.0	0.85	0.47	Finals	Sulphide Gold Copper Zone
CSD029	66.0	138.0	72.0	0.52	0.01	Finals	Oxide Gold Only Zone
CSD029	138.0	719.1 (BOH)	581.1	0.50	0.19	Finals	Sulphide Gold Copper Zone
CSD030	94.0	138.0	44.0	0.17	0.01	Finals	Oxide Gold Only Zone
CSD030	138.0	954.55 (BOH)	816.55	0.67	0.22	Finals	Sulphide Gold Copper Zone
CSD031	44.0	166.0	122.0	0.22	0.01	Finals	Oxide Gold Only Zone
CSD031	166	628.1	462.1	0.35	0.15	Finals	Sulphide Gold Copper Zone
including	532	628.1	96.1	0.59	0.30	Finals	Sulphide Gold Copper Zone
CSD032	95.0	1025*	930	0.89	0.31	Finals	Sulphide Gold Copper Zone
Including	537.0	1025.0*	488.0	1.30	0.44	Finals	Sulphide Gold Copper Zone

**342.4m of assays remaining from this hole*

The Caspiche porphyry stock consists principally of an early diorite porphyry and a series of inter-mineral porphyry phases, the dominant phase of which is a quartz diorite porphyry. These intrude a pre-mineral microdiorite in the north of the target area. Remnants of the andesitic volcanic host rocks overlie the intrusive stock.

In many respects the alteration system is similar to other gold rich porphyries worldwide. Hydrothermal alteration is zoned from potassic in the centre and at depth, to propylitic on the margins of the system. The strongest component of the potassic zone is the core which shows strong K-feldspar flooding with shreddy biotite more prevalent in its distal portions. A strong pervasive advanced argillic alteration overprints the potassic system in the upper parts of the core. The system appears to be dominated by kaolinite at this stage and a PIMA program is being implemented to try and map any clay zonation. Associated with the argillic alteration and around the upper levels of the early diorite intrusion is a "patchy" or "gusano" texture similar to those noted elsewhere at the upper cupola zones of porphyry stocks or the lower levels of high sulphidation systems, one example being Yanachoca, Peru (Gustafson et al., 2008).

Additional details on the geology and mineralisation is available in Sections 9 to 11.

FIGURE 45 Exeter Drill-hole Locations and Hole Traces at Caspiche Central.


300 m
1,000 ft

Completed drillholes from the 2008/2009 season are in yellow. Holes currently in progress are shown in blue.

Item 14: SAMPLING METHOD AND APPROACH

14.1. Pre 2008/2009 Surface Sampling

Anglo geologists first prospected and collected rock chip samples from the Caspiche property in 1985. This early work consisted of 22 rock chip samples. The nature and locations of these samples are not known. The 1987 Anglo report documented gold values for these samples between 0.5 and 4.0 g/t Au.

During March and April of 1987 Anglo conducted systematic soil and rock chip sampling on the Caspiche Central sector of the property. The soil samples were collected on an 80 by 40 metre soil grid with a base line orientated at 325 degrees. The grid covered the entire, exposed colour anomaly at Caspiche Central. A total of 431 soil samples were collected and analysed for Au, Ag, Cu and As. The soil survey covered a surface area of 12.8 hectares. Anglo also collected 620 rock chip samples in a series of profiles along road cuts and continuous bedrock exposures. These would have sampled a variety of rock types including felsic pyroclastics and felsic quartz-feldspar porphyry. The samples ranged from one to three metres in width and were grouped in four zones with combined total surface area coverage of roughly one hectare. No description of the sampling protocols for either the soil or rock chip samples were provided in the Anglo 1987 report. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process.

During the two field seasons from 1996 to 1998, Newcrest had a joint venture agreement with Anglo and collected some 382 rock chip and 171 soil samples (in addition to their RC percussion program). The rock samples were analysed by ALS Geolab in Copiapó using fire assay with an AA finish on a 50 gram charge, cold vapour for Hg and a suite of elements by ICP.

Following on from previous workers, Exeter collected a total of 119 rock chip samples from Caspiche during the 2005-06 field season. A description of the samples along with UTM coordinates and assay values was included in the previous 43-101 report. "Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile" dated December 24, 2007. A discussion on the sampling is reproduced below.

The objective of the sampling was the confirmation of reported values and to provide a better understand of the nature of the mineralisation. The samples were collected from bedrock exposures over the entire project area. The majority, 65, were collected at regular 5-metre intervals along road cuts on the western flank of Caspiche Central. The remaining samples were selective character samples collected from exposures throughout the property.

These character rock chip samples were not intended to be representative of the entire exposure from which they were taken. Their purpose was to test if the minor amounts of grey silica present were mineralised or not. This objective could not be achieved if one or two metre channel samples were taken due to an overwhelming amount of dilution. This information was considered important for advancing an understanding the nature of the mineralising processes, rather than directly delineating a potential economic resource, and was consistent with the exploration stage at that time.

All Exeter rock chip samples from Caspiche were analysed by the ALS-Chemex laboratory in Coquimbo, Chile. Each sample was submitted for gold by 30g fire assay (laboratory code: Au-AA23) and for ICP analysis by total

acid digestion, HCl leach and ICP-AES (for 27 elements). plus Hg by cold vapour (laboratory code: ME-ICP61m).

14.2. Drilling

14.2.1. Pre 2006 Drill Campaigns

Anglo conducted two drill campaigns at Caspiche Central. The first campaign during the 1987-88 season drilled 580 metres in 12 holes to a maximum depth of 50 metres utilising a Holman air-rotary drill. Sample intervals were two metres each with 272 samples collected and analysed for Au, Ag and Cu. Drilling targeted Caspiche Central and another zone 500 metres to the south. The southern holes, SHC-01 to SHC-03 formed a triangle with a surface area of 0.2 hectares. The northern holes, SHC-04 to SHC-12 covered the west-northwest trending linear zone, 475 metres long and up to 90 metres wide. Holes were irregularly spaced along this trend with azimuths ranging between east-northeast and west-southwest, with one hole drilled to the northwest. The surface area covered by these holes was approximately 0.25 hectares. In 1990, Anglo drilled six RC percussion drill holes for a total of 950 metres in the northern zone using the company-owned Falcon 40 drill. All holes were drilled to 150 metres except hole number SPC-02, which was drilled to a 200 metre depth. Dips of the holes ranged from -62° to -90° along east-northeast strikes. Hole number SPC-01 was drilled vertically, whilst the rest were angled holes, orientated to the east-northeast, except for hole SPC-06 which was drilled to the west-southeast. The holes were irregularly spaced and ranged from 80 to 180 metres apart. The drilling occupied the same area as the prior drill program but tripled its vertical coverage. The 1988 Anglo report lacked any description of the drill sampling protocol utilised. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process. The ALS Geolab assay sheets showed the laboratory performed duplicate assays every five samples and included standards in each batch.

The Anglo reports documenting the two phases of drilling made no mention of any problems or factors that could materially impact the accuracy and reliability of the reported results.

During the two field seasons from 1996 to 1998, Newcrest had a joint venture agreement with Anglo and collected and drilled 3,532 metres of RC percussion drilling (in addition to their surface sampling program). The drill samples protocols and results of the control assay program conducted by Newcrest have been described above in Section 11.0.

14.2.2. Exeter 2006/2007 Drill Campaigns

In 2007, total of 13 RC percussion drill holes were drilled with 1,784 samples collected. The first 12 holes (CSR-001 to CSR-012) were drilled on the epithermal target area to confirm and extend previous anomalous results generated by Newcrest in 1998. Targets included high resistivity anomalies identified by earlier IP and CSAMT programs. The final hole for the 2006-2007 field season was CSR-013 which was drilled into the northern margin of an interpreted porphyry system, named Caspiche Porphyry.

All samples were analysed by ACME laboratories in Santiago. Duplicate intervals were dispatched to ALS La Serena.

Sampling from a wet cyclone and riffle splitter on the drill rig involved collecting a 2-metre composite sample for shipment to the laboratory, and a duplicate sample. The rock samples were analysed by fire assay with an AA finish on a 50 gram charge, and a suite of elements by ICP.

Samples were prepared by crushing 1 kilogram to 70% passing 10 mesh, splitting 250 gram and pulverising it to 95% passing 150 mesh (ACME code R150). Analysis for Au was by fire assay of 50 gram charges with AAS finish and silver by ICP-1D (aqua regia digestion). If the results for Ag were higher than 300 ppm then the sample was re-assayed by gravimetric finish.

14.2.3. Exeter 2007/8 Drill Campaign

During the 2007/2008 campaign Exeter drilled 5,758.87 metres (4,548.87m of diamond core and 1,210m of RC) between December 2007 and May 2008. Significant results, are tabulated above in Table 9 and discussed in section 13.4.

Core drilling was being undertaken by Major Drilling Chile and supervised by experienced drilling operators. The equipment was skid-mounted diamond rigs: a Major 50 and a Boyles 20. All core drilling has been in HQ3 size, reducing to NQ3 size when the rig reached its HQ3 capacity, using triple tube equipment. The majority of core holes were drilled using the Ballmark core orientation equipment. Additional detail on the core orientation process is provided in Exeter's previous NI43-101 report titled "TECHNICAL REPORT & PROPOSED EXPLORATION FOR CASPICHE PROJECT REGION III, CHILE" dated 26th April, 2008.

Collars were positioned using hand GPS combined with measuring tape and compass, referenced to the nearest professionally surveyed holes from the 2006/7 drilling campaign. Early in the 2008/2209 campaign a professional surveyor was contracted to pick up all the collars from the 2008/2008 season using a total station theodolite. Down hole surveys (for diamond holes) were generally taken every 50 metres using a Reflex EZ Shot digital down-hole camera. The surveys show normal deviation in the drillholes.

Core was collected into marked wooden core boxes at the drill site, and transported by truck to the core shed at Copiapó for logging and processing. The transportation from the drill site to city of Copiapó was done by Exeter or AD Logistica under specialist contract to Exeter. To maintain core integrity, boxes were packed and fastened with belts in the backs of the trucks.

Geological core logging parameters were recorded on paper logging sheets. Logging included items such as lithology, pervasive and vein selvages alteration, veining description, classification and frequency measurements, oxidation and sulphide content. Detailed geological core logging was done in the core shed at Copiapó.

Detailed geotechnical logging was also performed in the core shed and included the collection of Recovery, RQD, fracture frequency and RMR data. The data was captured in palm-top computers using direct manual entry into MS Excel spreadsheets.

Following logging and photographing, core samples were prepared and cut using a diamond saw. A uniform sampling interval of 2-metres has been adopted. Half core was submitted for analysis, with the other half sealed with Estapol to prevent the oxidation of the sample which was then stored for future reference. The core samples for assay were placed in marked plastic bags, sealed and transported to the assay laboratory.

Average core recovery for the drill program was 98%.

RC drilling was undertaken by Soletanche Bachy Chile. RC holes and pre-collars were drilled utilizing an Ingersoll Rand TH75 E rig (capacity compressor capacity 1050cfm/350psi) with an additional compressor (900 cfm/350 psi) to try and keep water out of the hole. Holes were drilled with tricone bits with nominal hole diameters of 5.125 inches.

RC drill cuttings were geologically logged and sampled at the drill site. Drill cuttings were sampled via a cyclone at 1 metre intervals. The samples were collected in a plastic bag, weighed, labelled and transported to the Caspiche site camp (located at an altitude of 3,500 metres). The entire sample was manually split to 1/8th and 7/8th fractions using a single pass of a triple stage riffle splitter. The 1/8th split was then weighed and set aside for compositing, while the 7/8th reject sample was bagged. The 1/8th splits from each 2 consecutive 1m samples were combined to form the 2m field composite for assaying.

Geological chip logging was conducted in the field using a sieved sample from the original 1 metre sample bags. The paper logging sheet included similar fields to those used for core logging, plus a column for sample moisture content. A spoonful of the washed chips was placed in a clean, marked chip tray as a permanent record of the 1m interval.

Measurement and recording of the diameter of the drill and shoe bits was carried out at the commencement of each hole to ensure a maximum of 3 mm tolerance to correctly record RC recoveries. Average recovery from the 2007/8 RC drilling was 84.3 %.

All sample weights were recorded on a paper sheet by a field technician to monitor sample recovery.

14.2.4. Exeter 2008/2009 Drill Campaign (in progress)

Many of the drilling sampling procedures listed above have been retained and are standard practice for the 2008/2009 campaign. As noted above in section 11. All drilling is being performed by Major Chile using truck mounted 1 UDR1000, 1 skid mounted UDR200 and a skid mounted Major 50.

Only minor changes to the sample procedure detailed in 12.2.3 for diamond drilling have been implemented. Primarily only around 1/3 of drillholes have been orientated using the ballmark system to date this season (1 machine in three carries the ballmark system). Drillholes in new areas are given priority for drilling orientated core, while holes stepping below or above areas with existing information are ranked a lower priority. Further, the current drilling program is being carried out on wide-spaced 200m centres and it is assumed that future infill drilling will be required to upgrade the resource. If additional orientated geotechnical information is identified as being required in some zones a future infill drilling program will be the best time to collect it.

Another change was made to the core cutting procedure which now means that core is cut along a consistent axis (perpendicular to the BOH mark in orientated core as the dominant vein set dips sub-vertically). Additionally no core has been sealed by estapol this season. After sampling all remaining half core is well labelled and stored on site to retain a permanent sample. It should be noted that a small amount of the remaining half core (<0.1%) from each hole may be removed for additional test work (e.g. Petrology) or used as a teaching set. All half-core removed is marked in the boxes noting the sample interval taken and the reason.

The UDR1000 has been utilised for reverse circulation drilling on a campaign style basis this season. RC drilling has been used to prepare pre-collars for some holes to help improve sample recovery in the surficial gravel and oxide zones, and speed up drilling where step back holes were collared outside predicted mineralisation. All rock drilled has again been analysed in line with the procedures noted in section 13.5.

Sampling procedures for RC drilling have been identical to those described in section 14.2.3 except that in zones where the geological logging indicated no veining, sulphides or proximal alteration samples are composited to 4m instead of 2m. In the event that any anomalous results are obtained from analysis on these zones the intention will be to return to the 1m retained rejects and re-composite the samples to a more detailed sub-set.

Sample recovery for the RC was carried out according to these procedures and generally was very good with most samples showing better than 80% recovery. Areas of lower recoveries are almost all from the upper sections of holes where drilling was through gravels, unconsolidated material or saprolite. RC holes were stopped and switched to diamond when the machine was unable to keep water out of the hole to prevent contamination and sample loss.

Whilst no specialist twin holes have been drilled at this time some Exeter diamond holes have been collared very close to RC drilling from previous explorers e.g. CDH05 and CSD014 were drilled within 7m of each other. Comparing the gold results from these holes shows excellent agreement of both quantity and variability (See Figure 46).

Figure 46 Comparison of gold values with previously drilled "twin" drill hole.


Comparison of downhole gold values from CDH05 and CSD014
Gold in ppm
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
From
4.00
10.00
16.00
22.00
28.00
34.00
40.00
46.00
52.00
58.00
64.00
70.00
76.00
82.00
88.00
94.00
100.00
106.00
112.00
118.00
124.00
130.00
136.00
142.00
148.00
154.00
160.00
166.00
172.00
178.00
184.00
190.00
196.00
Downhole depth
CDH05 Au1_ppm
CSD014 Au1_ppm

In summary the sample recovery and quality has been designed to be of a high standard, auditable and no factors have yet been identified which could result in significant sample bias from Exeter drilling to date. A summary of relevant intercepts is presented and discussed in section 15.5

Item 15: SAMPLE PREPARATION, ANALYSES AND SECURITY

No employee, officer, director or associate of Exeter was involved in any aspect of the sample preparation for any samples from Caspiche.

In the authors opinion the sample preparation procedures, sample security and analytical procedures for all samples collected by Exeter on the Caspiche property have been in line with industry standard practices and appropriate for the style and nature of the mineralisation encountered.

15.1. Pre 2007/8 Surface Sampling

A detailed description of the sample protocols that was followed for the soil and rock chip samples by Anglo and Newcrest was not included in their reports. It is assumed they would have followed standard industry practice and professional guidelines for this practice.

Regarding the grab and character sampling conducted by Exeter prior to the 2007/2008 campaign, the nature of the character sampling meant Exeter did not have in place a rigorous sample control protocol with respect to standards and blanks. Field duplicates were collected at several sample sites. ALS-Chemex conducted duplicate assays and used laboratory standards with each sample batch submitted.

15.2. Pre 2006/2007 Drill Campaigns

The sample preparation procedures used by Anglo were not described in their reports. It is assumed that Anglo would have followed standard industry practice and professional guidelines for this process. The sampling procedures for the Newcrest drilling were described in the previous 43-101 report. "Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile" dated December 24, 2007.

15.3. Exeter 2006/7 Drill Campaigns

During the 2006/7 drilling program, a total of 1,784 RC drilling samples have been assayed from the project. All samples were analysed by ACME laboratories in Santiago. Duplicate intervals were dispatched to ALS-Chemex La Serena.

Sampling from a wet cyclone and riffle splitter on the drill rig involved collecting a 2 metre composite sample for shipment to the laboratory and a duplicate sample. The rock samples were analysed by using fire assay with an AA finish on a 50 gram charge, and a suite of elements by ICP.

Samples were prepared by crushing 1 kilogram to 70% passing 10 mesh, splitting 250 gram and pulverising it to 95% passing 150 mesh (ACME code R150). Analysis for gold was by fire assay of 50 gram charges with AAS finish and silver by "aqua regia digestion" (ACME code ICP-1D). If the results for silver were higher than 300 ppm then the sample was re-assayed by gravimetric finish.

A quality control regime was in place throughout the 2007 drill program, involving standards, blanks and duplicate sampling. A total of 160 quality control samples were inserted into the total sample stream of 1,784 samples submitted to ACME labs. This represented 8.3% of the sample stream. The methodology for QA/QC sample injection was that for every 25 normal rock samples taken during drilling, a standard sample and a blank sample was inserted. Samples were transported from site to the ACME laboratory in Santiago utilising contract transport group Estafeta and no sample loss was recorded.

15.4. Exeter 2007/2008 Drill Campaign

Over the course of the 2007/8 drilling program, 3220 samples from both core and RC drilling were submitted for analysis. Over 10% of these were quality control samples (141 certified reference material, 142 blanks and 112 duplicates.

All the drilling samples taken during this drilling program were dispatched to and prepared by the ALS-Chemex laboratory in La Serena, a ISO-9001:2000 certified laboratory.

15.4.1. Sample preparation

Three slightly different sample preparation procedures were used over this season.
For hole CSD-014 from 0 to 676 metres and for RC drilling, the sample preparation procedure was:

- Sample receipt and verification
- Drying total sample at 110°C
- Jaw crush total sample to >70% - 10#
- Homogenization of sample prior to riffle splitting 0.25 kg of – 10# sample
- Pulverisation of entire 0.25 kg sample to >85% passing –200# for analysis.

From late January a slightly different sample preparation procedure for diamond core designed to retain coarser material for potential future metallurgical testwork was defined. This affected holes CSD-014 (from 676 m to 740.67 metres) and all of holes CSD-015 and CSD-016:

- Sample receipt and verification
- Drying total sample at 110o C
- Jaw crush total sample to >70% - 6mm
- Riffle splitting 1 kg of –6 mm sample and 2 kg of – 6 mm material every 20 samples for a duplicate check sample
- Pulverisation of entire 1 kg sample to >85% passing –200# for analysis.
- Riffle splitting of 250 grams of pulp for analysis.

Finally In late March 2008, following discussion with the Laboratory the sample preparation methodology for drill core samples was further refined to provide somewhat coarser crushed material for possible metallurgical testwork. This affected all remaining diamond core samples not listed above:

- Sample receipt and verification
- Drying total sample at 110o C
- Jaw crush total sample to >70% - 9.5mm

- Riffle splitting 1 kg of –9.5 mm sample and 2 kg of – 9.5 mm material every 20 samples for a duplicate check sample
- Pulverisation of entire 1 kg sample to >85% passing –200# for analysis.
- Riffle splitting of 250 grams of pulp for analysis.

15.4.2. Analyses

All core and RC samples from this campaign were sent to ALS-Chemex in La Serena for preparation and subsequent gold analysis by fire assay with an AAS finish (50gm F.A/A.A, 5ppb detection). Copper and silver were to be assayed with a four acid digestion and atomic absorption spectroscopy (AAS).

Multi-element assaying has been routinely undertaken by Exeter on the 2007/8 diamond core and RC drilling to verify copper assays by atomic absorption, provide information about pathfinder elements and model the sulphur distribution. ICP assaying started at ALS-Chemex in Lima, and from March 2008 was conducted in ALS-Chemex La Serena. Multi element package ME-MS41 which analyzes 50 elements by aqua regia digestion and a combination of ICP-MS and ICP-AES was used.

The ALS-Chemex laboratories in Chile, Argentina, Canada and Peru are certified to ISO9001.

15.4.3. Quality Control

Quality control procedures throughout the drill program included the use of geochemical standards, sample duplicates, and blanks.

In core samples, a standard or blank was inserted at a frequency of 1 in 10 samples. In late January 2008 Exeter requested ALS-Chemex prepare and insert duplicate samples by riffle splitting 2 kg of crushed sample at a frequency of 1 every 20 core samples. Exeter has also inserted duplicate RC samples at a frequency of 1 in 30.

Geochemical standards, blanks or duplicates have been inserted at a frequency of 1 in 10 samples for the RC percussion samples.

In summary ALS-Chemex has generally demonstrated acceptable accuracy over the program with the laboratory generally within the +/-10% limit. Only 2 standards were reported at greater than 15% of the standard value. Certified Reference Materials have been supplied by Geostats Pty. Ltd, of Perth, Australia.

From late January 2008 to the end of the 2007/2008 season, ALS-Chemex commenced splitting 2 kg of crushed diamond core for the insertion of a duplicate in the sampling series at a frequency of 1 in 20. Duplicates samples are being inserted on site at a frequency of 1 in 30 for the 2007/8 campaign

Exeter has consistently reviewed the duplicates assayed, and considers that the laboratory assay value for the analytical sample pairs have shown good precision with almost 90% of sample pairs within 10% of each other for gold analysis, and approximately 5% of the duplicates showing greater than 15% difference.

For the 2007/8 drilling program, blank material prepared from barren quartz was inserted into the diamond core sample sequence at a frequency of 1 in 20 and into RC sampling sequences at a frequency of 1 in 30. Of

the 142 blanks assayed, 141 (>99%) returned gold values within 2 times the detection limit and the remainder were below 10x the detection limit. These results are considered acceptable.

A detailed discussion of QA/QC control results from the 2007/2008 season was included in the previous "Caspiche Technical Report dated April 26, 2008".. The results shown will be accurate up to the date of the report. A more complete review of all QC work from samples submitted to ALS across the 2007/2008 campaign and the current 2008/2009 campaign (in progress) is presented in section 13.5.

During the 2007/8 drill program, all samples assaying greater than 1.0 g/t gold were routinely re-assayed by ALS-Chemex by fire assay (50gm, 0.05 ppm detection). In excess of 90% of check assays are within 15% of the original assay.

Following completion of the 2007/2008 season a representative subset of samples was selected for check assay work at an independent laboratory. Samples were chosen from the coarse crush rejects at a frequency of 1 in 20 for hole CSD014 to CSD016 and at a frequency of 1 in 40 for hole CSD018.

Data analysis of the two labs gold fire assay samples show an acceptable level of correlation (r^2 of 0.97). With 90% of the repeat data falling within +/- 15% of the original value (see Figure 47). In this dataset ALS show a small negative bias compared with ACME (approximately 5% mostly geared around 6 samples).

No bias or problems were identified when copper results from the two labs were compared (see Figure 48).

Figure 47 versus ACME Check Assays from the 2007/2008 Season for Gold by Fire Assay.


Grafico de Correlacion Lineal
R² = 0.9737
Au_ppm ACME
Au_ppm ALS
0.00
0.50
1.00
1.50
2.00
2.50
3.00
Au_ppm ALS vs Au(FA)_ppm ACME
Linear (Au_ppm ALS vs Au(FA)_ppm ACME)

FIGURE 48 ALS versus ACME Check Assays from the 2007/2008 Season for Copper by AAS.


ALS vs ACME:Cu_%_AA
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
0.00
0.10
0.20
0.30
0.40
0.50
0.60
0.70
0.80

15.5. Exeter 2008/2009 Campaign

To the end of January a total of 2715 samples have been analysed at ALS, La Serena from this program. Over 6.5% of these were quality control samples comprising blanks (35), standards (51), duplicates (46) and check assays on samples above 2ppm gold (49).

This does not include 651 samples analysed between the 10 and 25th December which were identified as having a potential problem with the fire assay results but does include the subsequent reanalysis by ALS of these samples.

Core was collected into marked wooden core boxes at the drill site, and transported by truck to
the core shed at Copiapó for logging and processing. The transportation from the drill site to city of Copiapó was done by Exeter or AD Logistica under specialist contract to Exeter. To maintain core integrity, boxes are packed and fastened with belts in the back of the trucks. RC samples are logged on site and splitting and compositing is done at the caspiche site camp in line with the procedures outlines in section 12.3.3

15.5.1. Sample Preparation and Analyses

Following on from the 2007/2008 drilling program many of the sample preparation steps and protocols have been retained to ensure continuity of the program and results. The same laboratory has also been retained (ALS La Serena). However some minor changes have been made to the sample preparation procedure and some of the analytical techniques. The new sample preparation protocol is detailed in Figure 49. Definitions for the ALS codes are given below. The current preparation protocol has made allowance for two preparation procedures. One with a coarse crush (with CRU21B) and one with a standard crush (without CRU21B).

The coarse crush, similar to the 2007/2008 season, results in jaw crushing the total sample to >70% - 9.5mm before sub-sampling and secondary crushing. This coarse sample is then retained for use in metallurgical testwork if required. The ability to differentiate the procedure allows customize of sampling to targets zones which are identified of being of interest metallurgicaly.

FIGURE 49 Detail of sample preparation.


PREPARATION
LOG-22
WEI-21
DRY SAMPLE
NO
DRY-21
YES
WEI-21
WITH CRU-21b
WITHOUT CRU-21b
SPL-21
CRU-21B
50%
CRU-31
50%
TO KEEP SPLITS
SPL-21
Every 50 samples
SPL-21d
CRU-31
SPL-21
PUL-32
SPL-34
SPL-21
ANALYSIS
Au-AA24d
If Au>2 ppm
Au-AA24
Cu-AA62
ME-ICP41

Definitions for the codes used in the diagram are as follows.

- LOG-22: Log sample in tracking system.
- WEI-21: Weigh sample starting weight for tracking through preparation process
- DRY-21: Drying of samples in drying ovens
- CRU-21B: Crushing the total sample to >70% - 9.5mm
- SPL-21: Split sample using a riffle splitter
- SPL-21d: Preparation of a duplicate split from a riffle splitter
- CRU-31: Crushing the total sample to >70% - 2.0mm
- PUL-32: Pulverize a 1kg split to 85% passing 75 micron or better
- SPL-34: Preparation of a pulp duplicate
- Au-AA24: Au by fire assay and AAS finish (50g nominal charge)
- Au-AA24d: automatic check fire assay when a sample exceeds 2ppm Au by fire assay and AAS finish (50g nominal charge)
- Cu-AA62: 4 acid digestion (HF, HNO3, HClO4, digestion with a HCl leach) and AAS finish.
- ME-ICP41: 35 element package using an aqua regia digestion and an ICP-AES finish

The other changes were to the selection of analytical techniques and the data verification. For the multi-element package this was changed from ME-MS41 (which analyzes 50 elements by aqua regia digestion and a combination of ICP-MS and ICP-AES) to ME-ICP41. The ME-ICP41 technique is a 35 element package using an aqua regia digestion and an ICP-AES finish. This method retains the pathfinder elements of interest with appropriate detection limits at a reduced price. Also due to the absence of any appreciable silver values (>100ppm) identified from any drilling on the project, this element is no longer analyzed with a four acid digestion and atomic absorption spectroscopy (AAS). Instead silver determinations utilize the ME-ICP41 method. Finally, the threshold for check assays has been changed from 1ppm to 2ppm to reflect the higher grade of the deposit than was initially recognised.

These changes have been in effect from October 2008 and are being used for all samples for the 2008/2009 campaign.

15.5.2. Quality Control

Quality control procedures in the ongoing drilling program have included the use of geochemical standards, sample duplicates, geochemical blanks. Further a program of check assays both blind and known to the lab is in place and a program of check assay to an independent laboratory is planned for Q1 2009 from the existing samples.

Exeter is inserting a certified reference material (standard) from Geostats Pty. Ltd. at a minimum frequency of 2% of the submitted samples to monitor accuracy. Duplicates also have a similar minimum frequency to check precision. Blanks are inserted at the start of each batch and after suspected high grade samples to check for contamination.

For the core samples ALS-Chemex prepare and insert duplicate samples by riffle splitting 2 kg of crushed sample at a frequency of 1 every 50 core samples. Additionally when coarse rejects are returned to the Exeter yard in Copiapo a program of 5% of samples from mineralised intervals are resubmitted to ALS-Chemex as blind duplicates and additionally sent to an independent laboratory as check assays.

Standards are matched to the type of rock (e.g. oxide standards for oxide samples) and level of estimated metal (i.e. higher value standards in the zones of best vein or stockwork development). The goal is that all sample batches dispatched the lab have at least one blank and two standards in the batch.

To date one potential QA/QC issue was identified this season with several batches submitted to ALS between the 10th and 25th of December returning at least one gold standard below two standard deviations. In all 5 of 16 standards submitted across this period were considered unacceptably low. The issue was discussed with ALS and it was agreed to re-assay all the samples analysed over this period. These samples have now been reanalyzed after introducing more standards and passed our QC guidelines. A comparison of original and repeat assays showed broadly similar results with a small upgrade of the gold results (<3% overall). At the time of writing a report on the issue from ALS is still pending. The reanalyzed samples with the QC approved have been included in this subsequent analysis of QC and those earlier dispatches and their associated results have been omitted.

Thus looking at only sample batches which have been accepted into the database, ALS-Chemex have demonstrated acceptable levels of accuracy over the drill season to date. Of the remaining standards 4 (7.8%) show a variance of greater than 10% (all at gold levels of 0.26ppm or less) and only two are outside 2 (3.9%) standard deviations. This is considered acceptable.

Regarding precision, ALS shows acceptable levels of precision. Of the 46 duplicate samples submitted to date only 3 gold analyses were flagged as anomalous (> +/- 10%). Of these two were from RC samples (one of which was <0.07ppm Au) and 1 from diamond core.

The diamond core sample was sample CHL004478 which returned an original value of 0.276ppm and a check of 1.125ppm. Follow up check assay work confirmed high variability in this sample with two more checks returning 0.878 and 0.472ppm Au. The variation is most likely due to a nugget effect perhaps as a function of gold being associated with a different sulphide species. Though this is not immediately apparent from inspection of the core this sample has been marked for future petrologic studies.

No problems were identified with precision for Copper (or other base metals) as all samples were within +/- 10% and 80% of the samples were within 5% of each other.

Of the submitted blanks none are considered anomalous. 30 of the 35 blanks are at or below the gold detection limit for the fire assay process (5ppb). The remainder are all under ten times the detection limit. One submitted spiked blank confirmed the blank samples are being analysed correctly. This is interpreted to show no obvious signs of sample contamination.

In the 2008/9 drill program, all samples assaying greater than 2.0 g/t gold have been routinely re-assayed by ALS-Chemex by fire assay (50gm, 0.05 ppm detection). In excess of 95% of check assays are within 10% of the original assay.

At the time of writing no check assaying of 2008/9 drill samples by a second independent laboratory has been completed although sample selection and preparation for this work is underway and should be completed in Q1 2009 and will be ongoing through the campaign as reject material is returned to Exeter's Copiapo facility.

Item 16: DATA VERIFICATION

D. Williams' field visit to the Caspiche property in March 2006 was in part aimed to verify previous rock chip sampling, a total of seven samples were taken from clean outcroppings and bagged on site and personally transported to La Serena where they were analysed at the ALS-Chemex laboratory. The reported assay results are listed in Table 12. Copies of the original assay certificates were included in the previous 43-101 report. "Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile" dated December 24, 2007.

TABLE 12 Rock Samples Collected by D. Williams.

Sample	East	North	Au ppm	Ag ppm	Ba ppm	Hg ppm	Sample Description
1531	473,797	6,936,775	0.011	37.0	680	1.36	Character sample of grey silica overprinting of residual silica altered pyrolcastic
1532	473,810	6,936,777	0.041	7.5	220	0.21	Character sample of grey silica overprinting of residual silica altered pyrolcastic
1533	473,791	6,936,768	0.025	99.7	190	0.99	Character sample of grey silica overprinting breccia matrix with residual silica altered clasts
1534	473,780	6,936,760	0.008	31.9	680	0.54	Character sample of grey silica overprinting massive silicified structures
1535	473,749	6,936,946	0.008	21.0	230	0.7	Float samples of residual silica with grey silica
1536	473,862	6,937,413	0.928	242.0	120	27.5	Character sample of residual silica structure with overprinting by grey silica
1537	473,823	6,937,381	0.061	30.8	650	2.25	Chip-channel over 4m width of FeOx stained brecciated silicified WNW trending structure

Documentation of the work completed on the property primarily by Anglo and Newcrest along with special geologic studies conducted by experts in their particular fields of investigation were described in the previous 43-101 report "Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile" dated December 24, 2007.

The QA/QC methodology for the Exeter programs over the past and current field seasons has been documented in sections 12 and 13 above. The author has verified the results of QA/QC work performed by Exeter on the Caspiche property. A program of blanks, standards and duplicates has been used, and independent laboratory checks conducted.

Standards used for the Exeter drill program were sourced from GEOSTATS Pty Ltd, of Perth, Australia. Blank material was sourced from barren outcrop adjacent to the camp site at Caspiche during 2007/2008 and purchased specifically from ACME for use during the 2008/2009 program.

Collar locations for all Caspiche Central holes drilled by Exeter are routinely picked up by independent professional surveyors. Electronic .pdf copies of all assay certificates for Exeter samples are filed and backed up. All original logs and survey records are stored at Exeter Copiapo office.

All data is kept in an access database maintained, managed and validated by a specialist database controller. Drillhole and sample data is cross checked and validated every time a new drillhole is entered.

A QC report -including original raw data and information- is prepared after every batch is received from the lab, and sent to the Geologist in charge of the drillhole for approval and cross checking prior to be uploaded. The master database is controlled against accidental or deliberate changes from unauthorised users or data loss and is backed up regularly.

Item 17: ADJACENT PROPERTIES

The 'Santa Cecilia' property is located immediately west of the Caspiche property. Information concerning the general geology and chronological data from this property was made public in the Journal of Economic Geology and is referenced in this Technical Report (Vila, T., & Sillitoe, R., 1991). 'Santa Cecilia' is currently held by Mario Hernandez of South American Gold (SAG). The ENAMI (Empressa Nacional de Minera) 'Las Heladas' properties border the south of the Caspiche Project. Xstrata holds the 'Vin Dos' property to the East and the Anglo American has the 'Caspiche 5' property bordering Caspiche to the north of the property.

Item 18: MINERAL PROCESSING AND METALLURGICAL TESTING

18.1. Newcrest 1997 Metallurgical Testing

In 1997, according to scanned documents obtained by Exeter, Newcrest submitted a series of samples representing 6 intercepts of oxide mineralisation from the Caspiche Central sector of the property for metallurgical tests at SGS laboratories in Santiago, Chile. Five of the intercepts were 10 metres long, each containing five 2-metre sampling intervals, and one was 12 metres long and contained six 2-metre sampling intervals. In total 31 sample intervals were selected to make the six intercepts.

In a preliminary test program, a 2-hour beaker-agitation cyanide leach test was conducted on a 50 gram sample pulp (nominally -150 #) from each individual 2-metre sampling interval. These 31 small tests were carried out using 100 ml of 10 g/l NaCN solution at 40°C. The 2-hour leach solution was assayed for gold and the amount of gold in solution was compared to the fire assay on a 50 gram charge from a head sample, the proportion in solution being the nominal gold recovery value.

In the main test program, drill cuttings at -10# were provided from each sampling interval and six composites prepared to represent the six intercepts. Bottle roll cyanide leach tests were conducted on un-ground 2 kg sub-samples of each intercept for a 72-hour period using 2,000 ml of 1 g/l NaCN solution. Solution samples were removed at 2, 4, 8, 12, 16, 24, 36, 48, and 72 hours in order to establish leaching kinetics. The heads and tails were filtered (tails only) dried and pulverized to -150 mesh before being analyzed in duplicate for Au and Ag by fire assay using 50 gram charges.

Exeter has assumed that the preliminary test program had the objective of establishing an approximate indication of the upper levels of gold recovery possible and the variability between sample intervals. This is because of the type of sample (assay pulps), small quantity of material and very strong cyanide solutions used. The second bottle-roll program had conditions similar to a conventional first-pass heap-leach amenability program with a greater leaching density (50% solids) and weaker cyanide solution together with a focus on leaching kinetics.

The results can be summarized in Table 13 below:

TABLE 13 Newcrest - Summary of 1997 Met Testwork.

Drill Hole Number	From (m)	To (m)	Length (m)	Head g/t Au	Gold Recovery - %Au			
					Beaker – 2hr	Bottle – 2hr	Bottle - 24 hr	Bottle – 72 hr
CDH 5	18	28	10	1.44	85.1	59.0	70.8	77.8
CDH 5	72	82	10	0.55	87.2	65.5	85.5	87.3
CDH 12	40	50	10	0.51	83.4	60.8	82.4	86.3
CDH 12	50	60	10	0.40	87.5	60.0	80.0	87.5
CDH 26	78	90	12	0.53	74.5	56.6	71.7	75.5
CDH 3	36	46	10	0.87	81.7	62.1	74.7	82.8

In the main bottle-roll program, the 72-hour total gold recoveries ranged from 75.5% to 87.5%, and averaged 82.8% if calculated heads were used. The cyanide consumption ranged between 0.8 to 2.1 kg/t and averaged overall 1.5 kg/t. These 72-hour values were very similar to the average results from the initial beaker tests on

the equivalent intercepts. Exeter interpreted the results as indicating that the oxide mineralisation tested had reasonable potential for heap leach processing.

18.2. Exeter 2007 Metallurgical Testing – Epithermal Zone

In March 2007, Exeter geologists submitted three intercept samples from two drill-holes testing the Caspiche epithermal zone to ACME Laboratories in Santiago for cyanide soluble gold assays. ACME procedure AAS 035 used 200g of pulverized sample in 600mls of 1g/l NaOH and 10g/l NaCN solution and compared the gold in solution after 24 hours of bottle-roll leaching with the result from a 50g gold fire assay.

There were two intercepts from CSDH 2; 52m to 76m (oxidized) and 172m to 178m (sulphide) and one intercept from CSDH 6; 144m to 166m (oxide). The indicated gold dissolution from both the oxide holes was high and averaged 93%. The gold dissolution from the sulphide mineralisation was 27%. Cyanide consumption was quite high at 1.5 kg/tonne on one oxide sample and 0.4 kg/tonne on the other which was more encouraging.
Table 14 summarizes the ACME results

TABLE 14 Comparison of Fire Assay and Cyanide Bottle Roll for Two Significant Drill-holes.

Drillhole	Depth From	Depth To	Id.Muestra	T.	Au Fire Assay	Au Bottle roll ppm	Recovery	NaCN Consum Grs/Lt	Comment
CSDH002	52	54	E1080	M	0.174	0.18	103.4	0.75	oxide
CSDH002	54	56	E1081	M	0.051	0.05	98.0	1.34	oxide
CSDH002	56	58	E1082	M	0.34	0.34	100.0	1.04	oxide
CSDH002	58	60	E1083	M	0.325	0.34	104.6	0.31	oxide
CSDH002	60	62	E1084	M	0.564	0.46	81.6	0.16	oxide
CSDH002	62	64	E1085	M	0.301	0.29	96.3	0.16	oxide
CSDH002	64	66	E1086	M	0.755	0.65	86.1	1.04	oxide
CSDH002	66	68	E1087	M	1.428	1.26	88.2	2.42	oxide
CSDH002	68	70	E1088	M	5.105	4.32	84.6	2.39	oxide
CSDH002	70	72	E1089	M	2.934	2.93	99.9	2.80	oxide
CSDH002	72	74	E1090	M	0.406	0.36	88.7	2.30	oxide
CSDH002	74	76	E1091	M	0.435	0.41	94.3 Ave 93.8	2.51	oxide
CSDH002	172	174	E1144	M	2.83	0.69	24.4	1.19	sulphide
CSDH002	174	176	E1145	M	1.276	0.33	25.9	0.16	sulphide
CSDH002	176	178	E1146	M	0.894	0.27	30.2 Ave 26.8	0.75	sulphide
CSDH006	144	146	E1762	M	1.47	1.40	95.2	0.60	oxide
CSDH006	146	148	E1763	M	2.252	2.01	89.3	0.31	oxide
CSDH006	148	150	E1764	M	1.741	1.62	93.0	0.45	oxide
CSDH006	150	152	E1765	M	0.185	0.18	97.3	0.16	oxide
CSDH006	152	154	E1766	M	0.13	0.13	100.0	0.45	oxide
CSDH006	154	156	E1767	M	0.226	0.21	92.9	0.16	oxide
CSDH006	156	158	E1768	M	5.112	5.12	100.2	0.31	oxide
CSDH006	158	160	E1769	M	2.753	2.71	98.4	0.75	oxide
CSDH006	160	162	E1770	M	1.44	1.39	96.5	0.60	oxide
CSDH006	162	164	E1771	M	0.598	0.60	100.3	0.31	oxide
CSDH006	164	166	E1772	M	0.532	0.51	95.9 Ave 96.3	0.60	oxide

18.3. Exeter 2007 Metallurgical Testing – Porphyry Zone

In April 2007, CSDH 013 intersected approximately 300m of mineralisation at Caspiche Central, the porphyry zone. This was a reverse circulation (RC) drill hole so only RC chips were available for metallurgical testing. The mineralisation encountered at Caspiche appeared to be mainly low grade and similar to other Maricunga deposits that were being exploited by heap leaching, such as Kinross's nearby Refugio operation.

The author does not normally consider the use of RC chips appropriate for metallurgical testwork, however uncrushed RC chips can give useful indications of heap leach amenability in bottle roll tests, as well as variability between samples. Given the significance of the CSDH 013 intersection and the fact that it was the last hole drilled before winter closed down further exploration, it was decided to carry out a preliminary heap leach amenability program on composites from the hole.

18.3.1. Composite Selection and Weights

Geological input regarding rock type and chemistry within the CSR-013 intersection was limited to the degree of weathering with approximately the first 150m classified as oxide and the deeper 150m sulphide. It was decided to test 20-metre intervals (on average) around the transition zone between oxide and sulphide to judge how things changed down hole.

The average gold grades of the oxide and sulphide zones were similar with the oxide being a little more variable. Silver grades were very low with just a little enrichment in what appeared to be a supergene blanket, but not enough to be of economic interest. Copper assays jumped immediately the sulphide zone was encountered but arsenic levels, while varying a little did not appear to increase in the primary zone.

TABLE 15 Caspiche CSR-013 Metallurgical Composite Selection.

Composite No	From m	To m	Length m	Au ppm	Ag ppm	As ppm	Cu ppm	Comments
1	2.0	16.0	14.0	0.62	6.4	122	37	Supergene zone?
	16.0	40.0	24.0	0.03	0.0	95	12	Depleted zone - not tested
2	40.0	60.0	20.0	1.17	1.2	130	44	Oxide zone
3	60.0	80.0	20.0	0.93	1.2	194	22	Oxide zone
4	80.0	100.0	20.0	0.85	1.1	280	56	Oxide zone
5	100.0	120.0	20.0	0.88	1.4	277	68	Oxide zone
6	120.0	140.0	20.0	1.52	1.2	363	90	Oxide zone
7	140.0	164.0	24.0	0.82	0.5	231	81	Oxide zone
	164.0	186.0	22.0	0.40	0.6	426	66	Low grade - not tested
8	186.0	204.0	18.0	0.60	0.7	659	54	Transition zone
	196.0	210.0	14.0	0.38	0.1	305	37	Low grade - not tested
9	210.0	230.0	20.0	0.78	0.3	268	1646	Sulphide zone - higher copper
10	230.0	250.0	20.0	0.82	1.0	712	3474	Sulphide zone - higher copper
11	250.0	270.0	20.0	1.03	0.9	307	1752	Sulphide zone - higher copper
12	270.0	290.0	20.0	0.77	0.3	193	2486	Sulphide zone - higher copper
13	290.0	310.0	20.0	0.90	0.4	240	1856	Sulphide zone - higher copper
14	310.0	330.0	20.0	0.87	0.6	313	1873	Sulphide zone - higher copper
15	330.0	344.0	14.0	0.89	0.4	169	1729	Sulphide zone - higher copper

18.3.2. Sample Receipt and Test Planning

Samples were sent by road from Copiapo to SGS Laboratories in Santiago. The individual 2m samples were more variable in weight than anticipated with a range of 2kg to 18kg. There was no obvious explanation for this and together with the geologists it was decided to riffle out approximately 1kg per metre from each interval for compositing (after low-temperature drying) and return the remainder to Copiapo.

The SGS test brief in summary was:

- Head assays on all intercepts – Au, Ag and Cu
- Tests to be carried out on 5kg representative sub-samples of each composite
- 72 hour leach in a standard bottle rolls frame at 33% solids
- Initial pH 11.0 adjusted with lime and a cyanide concentration of 1g/l NaCN
- Target pH and NaCN maintained by incremental additions after kinetic sample checks
- Kinetic samples at 2, 4, 8, 24, 48 and 72 hours with total system weight kept constant. The kinetic samples to be quantitatively accounted for in final calculations
- Kinetic sample measurements of pH, mg/l NaCN, Au, Ag, Cu,
- Residue assays for Au, Ag and Cu

18.3.3. SGS Test Results

Unexpected problems occurred with the 5kg composites after the bottle roll leach tests were completed. The pulps were viscous and would not filter in either the Buchner vacuum filters normally used, or in pressure filters. All the composites exhibited this problem, oxide, transition and sulphide.

The difficulties were such that the pulp samples remained in the funnels for days, leading SGS personnel to decide to scoop and siphon pregnant liquor off the top. Eventually very wet cakes, virtually unwashed, had to be sent to ovens for drying. Although a full set of results from the tests was available, it was felt that potential recovery levels would be affected by these problems. Specifically that some gold recovered to solution would be precipitated due to cyanide concentration changes or lost because the solids were not washed.

It was therefore decided to repeat the tests taking precautions to try and make sure the filtration problems did not affect the results. Because SGS had no larger filters or any with greater capacity, it was decided to drop the weights tested back to 1kg and to have two funnels available for each sample. The second series of tests was completed in September and reported in October. There were still significant problems with filtration but at least cakes were made and washed.

A summary of the main test results and parameters for the pair of tests on each composite is given in Table 16 below.

The following points are worth noting
Gold dissolutions in the oxide zone were high for this sort of test and approached 90%. This was just as likely to be due to the very fine nature of the RC chips as much as to the amenability of the ore to this sort of work.

In the oxide zone the gold also dissolved very quickly. This was probably a better indicator that the oxide material will be amenable to heap leaching than the recovery levels.

Gold dissolutions in the sulphide zone were significantly lower and averaged 60% after 3 days. Also the gold dissolved more slowly.

TABLE 16 CSR-013 Composites - Calculated Recoveries and Grades.

Comp	Ore Type	Gold Head Analysis			Calc % Recovery			Reagent Cons'n		% Rec
		Geol g/t Au	Assay g/t Au	Calc g/t Au	Au	Ag	Cu	NaCN kg/t	$Ca(OH)_2$ kg/t	Au Max
1 – 5kg	supergene	0.62	0.53	0.77	76.3	26.2	9.1	0.58	2.16	76.3
1 – 1kg	supergene			0.63	79.9	29.0	37.1	0.59	0.70	81.3
2 – 5kg	oxide	1.17	1.18	1.45	87.2	65.2	5.6	1.00	3.74	87.2
2 – 1kg	oxide			1.20	92.6	42.7	4.0	0.87	4.18	92.6
3 – 5kg	oxide	0.93	1.02	1.14	84.7	54.8	7.2	1.24	3.66	86.1
3 – 1kg	oxide			1.14	86.0	49.3	7.7	2.50	4.09	86.0
4 – 5kg	oxide	0.85	0.83	1.01	84.8	44.2	4.9	1.16	3.96	84.8
4 – 1kg	oxide			0.94	84.5	36.5	83.0	1.66	5.27	95.2
5 – 5kg	oxide	0.88	0.92	1.07	90.1	49.9	5.1	1.31	3.63	90.1
5 – 1kg	oxide			1.00	90.3	45.3	5.8	2.90	4.80	96.1
6 – 5kg	oxide	1.52	1.38	1.55	90.1	44.2	9.1	1.31	2.84	93.0
6 – 1kg	oxide			1.74	92.8	48.3	9.9	0.97	4.43	92.8
7 – 5kg	oxide	0.82	0.83	0.91	88.2	23.0	14.4	1.46	3.08	93.6
7 – 1kg	oxide			0.91	93.6	25.0	15.1	1.81	4.25	95.9
8 – 5kg	transition	0.60	0.71	0.79	80.3	17.5	8.4	0.65	1.77	82.5
8 – 1kg	transition			0.75	81.8	19.1	8.6	1.38	2.60	82.6
9 – 5kg	sulphide	0.78	0.74	0.74	52.0	14.1	37.0	3.96	0.59	57.1
9 – 1kg	sulphide			0.69	88.3	14.8	92.7	4.09	1.39	88.3
10 – 5kg	sulphide	0.82	0.83	0.77	63.2	11.0	48.6	2.30	0.73	65.4
10 – 1kg	sulphide			0.94	49.0	22.1	39.7	5.30	1.17	49.0
11 – 5kg	sulphide	1.03	1.00	1.00	48.8	18.6	51.5	2.62	0.67	52.5
11 – 1kg	sulphide			1.08	60.4	7.1	48.6	2.72	1.04	60.4
12 – 5kg	sulphide	0.77	0.80	0.79	61.7	7.7	64.4	4.60	0.80	61.7
12 – 1kg	sulphide			0.73	64.3	13.0	63.6	5.07	1.14	65.6
13 – 5kg	sulphide	0.90	0.89	0.90	52.0	11.0	46.1	2.89	1.15	52.0
13 – 1kg	sulphide			0.92	65.2	22.5	44.8	3.12	1.27	68.0
14 – 5kg	sulphide	0.87	0.95	0.94	56.3	15.7	31.0	2.54	1.32	56.3
14 – 1kg	sulphide			0.96	64.7	13.9	31.8	3.17	1.36	64.7
15 – 5kg	sulphide	0.89	0.93	0.95	62.6	14.2	34.3	2.48	12.1	62.6
15 – 1kg	sulphide			0.92	70.9	17.9	35.0	3.00	2.08	70.9

- Silver levels in CSR-013 were insignificant except in the near-surface zone. The recoveries even in this composite were low.
- Copper dissolutions were tracked because of the potential impact on reagent costs. In the oxide zone copper is at insignificant levels and does not appear to dissolve to any great extent. However in the sulphide zone quite the copper levels are potentially significant for cyanide leaching and unfortunately moderate levels dissolve and consume cyanide.

- Lime consumptions were high in the oxide zone and reduced in the lower primary material. Apparently something in the oxidized material is buffering the lime.

- Cyanide consumptions were also significantly higher than we would prefer for this grade of material. They were in the same range as previous metallurgical tests in the oxide zone at around 1.5kg/tonne. With sulphide composites cyanide consumption rose sharply reflecting the dissolution of some copper mineral and moved into the 3 to 5kg/tonne range.

- The 1kg tests generally gave higher recoveries than the 5kg tests and this is thought to be due to the poor filtering in the latter. However in general reagent consumptions were higher in the 1kg tests and at present there is no explanation for this. Currently it is considered to probably be due to some sort of operational or procedural difference in the tests.

In order to get some better information on the oxidation profile it was decided to carry out sulphur and sulphate analyses on the composites. Not surprisingly the percentage of sulphur present as sulphate correlated very well with the "supergene", oxide, transition and sulphide zones.

TABLE 17 Forms of Sulphur in CSR-013 Composites.

Composite No	Total S %S	Sulphate % SO4	Sulphate %S as SO4	Sulphate as % of Total S
1	0.68	1.07	0.36	52
2	0.42	1.33	0.44	106
3	0.74	2.28	0.76	103
4	0.68	2.03	0.68	100
5	0.62	2.00	0.67	108
6	0.65	2.11	0.70	108
7	0.73	2.02	0.67	92
8	0.79	1.73	0.58	73
9	3.46	0.62	0.21	6
10	6.02	0.81	0.27	4
11	6.01	0.76	0.25	4
12	3.26	0.42	0.14	4
13	2.75	0.48	0.16	6
14	4.28	0.38	0.13	3
15	2.27	0.33	0.11	5

The sulphur content in the primary zone suggested pyrite or other sulphide concentrations of up to and over 10%. With copper assays only averaging about 0.2%Cu in this zone, the copper to sulphur ratio appeared unfavourable for the contemplation of any sort of flotation circuit, unless higher base metal contents were encountered in future drilling.

18.4. Exeter 2008 Metallurgical Testing

By early May 2008 at the end of the 2007/2008 drilling season, around 4500m of new and mostly mineralised drill core had become potentially available for metallurgical work. It had already been established that the preferred process routes would be heap leaching to recover gold from oxide mineralisation and flotation for recovery of gold and copper from sulphide mineralisation.

Geological interpretation of the rock types and alteration was however the first priority.

Logging and interpretation by Exeter's in house geological team was augmented by visiting experts from other projects in the Maricunga and elsewhere. A visit to Copiapo and core inspection by the experienced and specialist Maricunga geological consultant Richard Sillitoe was made in June 2008. By the time this visit was completed a broad consensus had been established regarding the main mineralising and alteration events in the central porphyry zone tested by the 2007/2008 drilling. (refer Sections 9,10 and 11)

Within Exeter management it was decided to be important to start to outline metallurgical characteristics of the new mineralisation during the winter non-drilling period. The results that would be obtained could then provide a more accurate appreciation of the economic potential of the mineralisation encountered during the next drill program.

With a possible start to new drilling towards the end of September 2008, the logistical priority was to select representative samples and have them cut and dispatched to labs before this time so all the manpower could be directed to re-establishing exploration late in September.

A series of carefully selected core samples were also taken for petrologic examination (Section 11) however the results were not available in time for the Sillitoe visit and indeed were not received until mid-August 2008.

The original intention of the petrology had been to assist with the interpretation of rock types, but given the agreement between geologists on the large scale classification of the mineralisation by the end of June, it was decided that the petrologic report was not essential to select metallurgical samples. This decision was reinforced by the scale of the mineralisation discovered. It was agreed to be probable that the small samples sent for petrology were unlikely to establish important subtleties over the sample lengths of 50 metres or more that appeared to be required to be more representive.

Consequently, during August 2008 Exeter geological and metallurgical staff selected samples to separately test the oxide and the sulphide ("fresh") mineralisation as shown in Tables 18 and 20 below.

18.4.1. Interface Selection for Oxide Intercepts

Six oxide intercepts were selected for the initial scoping work using a nominal cut-off grade of 0.35g/t Au as the first selection factor. This limiting grade was understood to approximate the cut off grade used for other studies and operations in the Maricunga region.

TABLE 18 Oxide Intercepts Selected for Metallurgical Testwork.

Drill hole	Distance down-hole			Assay	Rock Type	Alteration Type
	From (m)	To (m)	Length (m)	Au (g/t)		
CSD 14	0	40	40	0.84	Volcanic Andesite with silica ledges	PAA - Patchy Advanced Argillic
CSD 14	40	126	86	0.49	Volcanic Andesite	PAA
CSD 15	72	110	38	0.40	Early Diorite Porphyry	AAP - Advanced Argillic over Potassic
CSD 16	111	165	54	0.47	Quartz Diorite Porphyry	AAP
CSD 24	93	151	58	0.40	Volcanic Andesite	PAA
CSD 25	36	212	176	0.64	Volcanic Andesite	PAA

For each intercept the final depth of the oxide mineralisation was determined with reference to the drill core logs and step changes in the copper assays, both total copper and cyanide-soluble copper. An example of how clear this technique can be is illustrated in Table 19 below with reference to the lower cut-off selected for the CSD 16 intercept.

TABLE 19 Example of Base of Oxide Selection – Drill hole CSD 16.

Drill hole	Distance down-hole		Assays		
	From (metres)	To (metres)	Gold (ppm)	Total Copper (ppm)	Cyanide Soluble Copper (ppm)
CSD 16	157	159	0.51	178	85
CSD 16	159	161	0.36	170	65
CSD 16	161	163	0.55	140	95
CSD 16	163	165	0.59	193	112
CSD 16	165	167	0.61	1640	1700
CSD 16	167	169	0.47	2650	1900
CSD 16	169	171	0.35	2770	1940

Note: ppm is an abbreviation of "parts per million" and for gold is interchangeable with g/t ("grams per tonne")

In this example, the total copper analysis appears as reliable as the cyanide soluble copper analysis for selecting the interface. However, in oxide heap leaching operations, the direct economic limit for oxide ore is usually determined by cyanide consumption, which in turn is directly proportional to the cyanide soluble copper assay.

18.4.2. Internal Dilution for Oxide Intercepts

Each of the six oxide intercepts included internal dilution, defined as material lower than the cut-off grade. This was included to simulate what are expected to be future bulk mining realities. Generally each intercept included several intervals of mineralisation lower than 0.35 g/t Au with widths ranging from 2 metres to 6 metres.

With the two oxide intercepts from CSD 014, their interface was selected because of geology and as a result some 10 metres of low grade material in the vicinity of the interface was split between the two samples.

In the case of CSD 24 there was approximately 20m of low grade (0.25 g/t Au) mineralisation in the middle of the intercept selected. It linked two higher grade intervals of material with grades averaging 0.45 g/t Au and 0.55 g/t Au. This decision was made to ensure that there was sufficient material available for testwork on the same rock and alteration types but in geographically different locations.

18.4.3. Selection for Sulphide Intercepts

The primary sulphide mineralisation seen in the core at Caspiche was extensive and management agreed that the first series of metallurgical testwork should look at the impact of different levels of argillic alteration on flotation as well as extend the understanding of the sulphide minerals and their behaviour.

For review purposes, sulphide mineralisation was profiled at a cut off grade of 0.20% Cu as well as the previously used gold cut off grade of 0.35 g/t Au.

TABLE 20 Sulphide Intercepts Selected for Metallurgical Testwork.

Drill hole	Distance down-hole			Assays		Rock Type	Alteration Type
	From (m)	To (m)	Length (m)	Au (g/t)	Cu (%)		
CSD 14	388	456	68	0.53	0.29	Quartz Diorite porphyry	Advanced argillic alteration
CSD 15	450	500	50	1.01	0.32	Early Diorite porphyry	K-spar flooding - Chlorite after secondary biotite + hematite after magnetite
CSD 16	251	301	50	1.80	0.49	Early diorite porphyry	Advanced argillic overlapping earlier potassic
CSD 16	401	451	50	1.31	0.51`	Early diorite porphyry	Intermediate argillic overlap
CSD 16	625	675	50	0.82	0.35	Microdiorite porphyry	Potassic with magnetite
CSD 25	250	300	50	1.41	0.35	Early diorite porphyry	Potassic with K-spar flooding overlapped by intermediate argillic

Accordingly the geologists selected 50 metres within each of the main alteration/rock types agreed after the Sillitoe visit. At the measured bulk density, this would provide sufficient material for the sort of test program being considered and conserve much of the core for future programs.

The exception was CSD 14 which provided the opportunity to test the quartz diorite porphyry with advanced argillic alteration over a slightly longer interval.

With the majority of intercepts, stronger mineralisation was selected to help differentiate any differences in flotation behaviour as well as to provide a better chance to establish the sulphide mineral associations. The range of depths was also a factor in selection and at least two intercepts had cyanide soluble assays available that suggested that there may have been copper minerals other than chalcopyrite present, possibly some chalcocite.

Because of the selection criteria there was no effective dilution in any of the intercepts except CSD 14 where short intervals of marginally lower grade mineralisation were included.

18.4.4. Oxide Testing

Following several visits to laboratories, it was decided to carry out the heap leach testwork at McClelland Laboratories of Reno, Nevada. This was a well-credentialed facility for heap leach testwork and one that Exeter staff was familiar with. McClelland also had been involved in testwork on other Maricunga ores.

All samples sent from Caspiche were to be quarter-HQ core and this effectively set a top size for testwork after crushing of 1/2" or 13mm. Following discussions with McClelland management, the following program was agreed.

In summary, each of the six intercepts would be tested at two sizes by conventional bottle roll cyanide tests to establish potential recoveries and variability. Two composites of -13mm material would then be made, one representing porphyry with advanced argillic alteration (P-AAP) and the other andesite with patchy argillic alteration (A-PAA). This would provide sufficient material for two column leaching tests after agglomeration optimisation. Intercept CSD 14; 0m to 40m would not be included in the composites as it was considered non-typical at this stage of the exploration program.

Head samples would be assayed using conventional fire assay fusion procedures to determine precious metal content. A single head sample from each composite would also be submitted for a multi-element ICP analysis, a "classical whole rock" analysis, carbon speciation (total, organic & inorganic) analysis and sulphur speciation (total, sulphide & sulphate) analysis. A 500 g split from each of the oxide intercept composites would be submitted for petrographic analysis.

Direct agitated cyanidation (bottle roll) tests would be conducted on each of the oxide intercepts and the two master composites at 80% -13mm and 80% -1.7mm feed sizes. The 13mm feed size was selected to simulate a tertiary crusher discharge and to generate bottle roll test data directly comparable to column leach tests at the same feed size. The 1.7mm feed size was chosen because that feed size is closest to an R C drill product feed size. Running bottle roll tests at an RC chips feed size is important for establishing an historical data base. In future such a database should allow short term bottle roll tests to be used rather than long term column leach tests for metallurgical comparison of drill hole composites. Later, (during production) it should also enable blast hole composites to be used for testwork throughout the life of the project.

Column percolation leach tests would be conducted on each of the two rock-type/alteration composites at an 80 percent minus 13mm feed size to determine precious metal recovery, recovery rate and reagent requirements under simulated heap leaching conditions.

Agglomeration testing would be conducted before the column testing in order to optimize agglomeration binder additions. Head and tail screen analyses would be conducted on each column feed and residue, to determine precious metal distribution and to generate recovery by size fraction data.

At the time of preparing this 43-101 Technical Report, this testwork program is incomplete and confirmed results are not available.

18.4.5. Sulphide Testwork

Exeter geological management and most visiting experts had commented on the extent of argillic alteration and clay development at Caspiche, as well as noting the presence of enargite, tennantite and chalcocite in the core. Also the chalcopyrite was noted as having an apparently fine grain size. As a result of these observations it was decided to weight this first metallurgical program heavily towards characterising and identifying the minerals present, especially the sulphide minerals and then direct a limited amount of scout flotation work at the mineral matrix that had been identified.

G & T Laboratories of Kamloops, Canada have developed an good reputation for this sort of metallurgical program with many of the world's leading mining companies and it was decided to place this preliminary assessment with them.

With the intervals selected, each of the six intercepts weighed between 60kg and 75kg. The recommended G & T program was based on 20kg of material, leaving over 40kg of each intercept available for either more detailed work, or for compositing or for referencing testing against future samples. This extra material would be stored in freezers at G & T until required to prevent deterioration and oxidation.

Each intercept will undergo detailed head analysis and a complete modal analysis after sample preparation. Three grind calibration tests will also be carried out. G& T management then decide the grind and flotation test regime and carry out one rougher and two rougher-cleaner tests with detailed product analyses. The results will be reported in their own right as well as in comparison to the detailed G & T database.

At the time of preparing this 43-101 Technical Report this program is ongoing and confirmed results are not available.

Item 19: MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

No resource estimates complying with the current CIM Mineral Resource and Mineral Reserve Definitions are known to exist.

Item 20: OTHER RELEVANT DATA AND INFORMATION

There is no other data or information known by the author that would be considered to be relevant to the Caspiche project at this time.

Item 21: INTERPRETATION AND CONCLUSIONS

21.1. Interpretation

The Caspiche property is in a geological environment where world class gold-copper mineralised deposits have been discovered and put into production. The data obtained from exploration including drilling on the Caspiche property indicates that Caspiche contains a large gold-copper deposit with similar characteristics to those of other discoveries in the district.

Exploration on the Caspiche property is at an advanced stage. Various methods of exploration have been used including surface rock chip sampling, geological mapping and various geophysical methods, culminating in the drilling of two target areas. Results from the drilling of the Caspiche Central zone have resulted in the discovery of a large gold-copper mineralised system. Results from drilling to date on the Caspiche III zone have downgraded the epithermal potential for that target. Other targets discussed are of a hypothetical nature and whilst they represent valid exploration targets there is no direct evidence of mineralisation.

Mineralisation at **Caspiche Central** comprises a high sulphidation epithermal gold-copper mineralisation at the top which is immediately overlying a porphyry gold-copper quartz stockwork style mineralisation. High sulphidation epithermal systems develop from near to depths of up to 1 kilometre and porphyry mineralisation at depths of several kilometres or more. But at Caspiche presumably due to a high erosion rate the high sulphidation component is located immediately overlying the porphyry mineralisation. This phenomenon has been reported elsewhere and is considered common for the deposits in the Maricunga belt. The observations of Independent Maricunga expert Dr. Richard Sillitoe along with the findings of fluid inclusion studies (by Newcrest) and the observed alteration textures and mineral assemblages confirmed by Petrology and PIMA provide additional confirmation of the mineralisation style discovered at Caspiche Central. The drilling to date indicates that the dimensions and grade of the Caspiche Central gold-copper mineralised system are comparable with those encountered in similar mineralised centres on nearby properties such as at Refugio and Cerro Casale.

Based upon alteration textures, mineral assemblages and elevated Au, Ag, Ba and Hg values **Caspiche III** is characteristic of a high level within a high sulphidation epithermal system. No porphyry style mineralisation has been intersected by drilling to date on the Caspiche III zone.

Additional targets have been identified predominantly with the extensive use of various geophysical methods.

The data density in terms of surface sampling and drilling are considered adequate to establish the key components of the exploration model being proposed. Caspiche Central is a telescoped portion of a high sulphidation system onto a large deeper porphyry gold-copper system. Caspiche III is the mid to upper portions of a high sulphidation system. The proposed blind target areas, based upon geologic modelling and supported by geophysical data, are speculative and uncertain by nature.

21.2. Conclusions

The authors of this report conclude that the Caspiche Central zone contains a large gold-copper resource comparable both in size and grade with other similar mineralisation style centres within the Maricunga Belt which have established resources. This conclusion is based on a thorough review of the available historic data from previous workers, collecting of surface check rock chip samples, geological mapping, the observed rock types, alteration and veining in drill core and the geochemical assays received to date from 32 holes drilled on the property for approximately 17,000 metres. The ongoing drilling has been successful in defining the presence of a large potentially economic gold-copper mineralised system. The broad mineralised intersections from diamond drill holes CSD-014, 015, 016, 023, 025, 028, and 032 have confirmed and increased the expectations generated from hole CSR-013 which was Exeter's first drill hole into the Caspiche Central combined high sulphidation and porphyry system. Additional work is required to define the size, grade and additional economic factors for the mineral inventory contained in the Caspiche Central gold-copper deposit.

A viable and scientifically based exploration model has been developed for mineralisation on the property. There is potential for the discovery of additional buried mineralisation beneath the vast areas covered by alluvium.

It remains inconclusive whether porphyry style mineralisation exists beneath the Caspiche III zone.

Item 22: RECOMMENDATIONS

The ongoing exploration including drilling has demonstrated that the Caspiche property contains a large gold-copper resource at the Caspiche Central zone. Additional work is now required to determine the feasibility of this deposit. Such work should include the following programs:

- Continue to step out from the known mineralisation on a 200 metre grid in order to size the system.
- Drill to a depth of 1500 metres to determine the depth continuity to the mineralisation.
- In-fill drill high grade zones on a 100 meter spacing to raise the resource category drill indicated. This will also provide additional information on the distribution and grade of the oxide gold mineralization.
- A study is necessary to accurately determine the requirements of a feasibility study. Work should commence on long lead items required for the study such as an environmental impact study, and power and water studies.
- Assessment of the metallurgical characteristics of the various mineralisation styles in order to determine the types of processing required.

High sulphidation ledge style mineralisation has been targeted and intersected by drilling at Caspiche III. Prior to encountering porphyry gold-copper mineralisation at Caspiche Central drilling was also focussed on the outcropping high sulphidation epithermal ledge style mineralisation there. Hence further work is warranted at Caspiche III to test for a buried porphyry gold-copper centre. This program will involve detailed mapping, and drilling of 3-5 500 meter holes.

Porphyry gold-copper mineralisation in the Maricunga generally forms as clusters of deposits in close proximity hence the potential for encountering additional mineralised centres at Caspiche is considered high. A number of additional targets have been defined including the north-eastern magnetic anomaly. These required detailed mapping and sampling in order to define the most likely area/s for mineralisation. are observed in areas considered revision in the vicinity of Caspiche III. Scout drilling should be undertaken on areas considered to be prospective on a 400 metre spaced drill grid. Should any of the holes intersect potential porphyry stockwork mineralisation infill and step out drilling will be required to assess the potential of the new mineralisation.

Approximately 25,100 meters of drilling will be required in order to accomplish the above mentioned programs (Table 21).

TABLE 21 Recommended Program Drilling Requirements.

Drill Program	Holes	Depth	Meters
Caspiche Central Deep Drilling.	2	1,500	3,000
Caspiche Central Sizing.	4	900	3,600
Caspiche Central high grade infill drilling.	13	1,000	13,000
Caspiche III porphyry target.	3	500	1,500
Aditional Targets.	8	500	4,000
Total Meters			**25,100**

It is estimated that the programs outlined above will require 12 to 24 months to complete, dependant on the availability of suitable drilling rigs and equipment for directional drilling of deep holes, permitting and climatic

conditions. The budgeted expenditure for the proposed Chile programs commencing July 1, 2009, is $17,157,000 Canadian Dollars (Table 22).

TABLE 22 Recommended Budget Commencing July, 2009.

Drilling	$7,500,000
Assays	$900,000
Geological Supervision and Management	$2,600,000
Field Technicians	$640,000
Field Camp	$4,000,000
Environmental / Water / Metallurgy	$600,000
Miscellaneous	$100,000
Sub total	$16,340,000
Contingency	$817,000
Total	$17,157,000

Item 23: REFERENCES

Cantina, M., Jefe Propiedad Minera, Anglo American Chile, Av. Pedro de Valdivia 291, Providencia, Santiago, Chile

Corbett, G., 2004: Epithermal and Porphyry Gold – Geologic Models, PACRIM 2004 Mining Conference in Northern Territory, Australia

Drobeck, P. & Gonzalez, E., 1997: Caspiche Project F204 Progress Report, Internal Unpublished Newcrest Report.

Drobeck, P. & Gonzalez, E., 1998: Informe de Temporada, Internal Unpublished Newcrest Report.

Gustafson, L., Vidal, C., Pinto, R. and Noble, D., 2008: Porphyry – Epithermal transition, Cajamarca Region, Northern Perú.

Lopez, F., 2007: QA/QC – Control de Calidad – Proyecto Caspiche., Internal Unpublished Exeter Memorandum, dated July 2007.

Nesbitt, B. & Muehlenbachs, K., 1998: Memo on Oxygen Isotopes, Internal Newcrest Progress Report, Appendix 3

Mir, P., Lawyer, Grasty Quitana Majlis & Cia., Enirque Foster Sur 20, 9th Floor, Santiago, Chile

Mpodozis, C., 1998: Memo on K/Ar Geochronology, Internal Unpublished Newcrest Progress Report, Appendix 4

Muntean, J. & Einaudi, M., 2001: Porphyry-Epithermal Transition: Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 96, pp. 743-772

Perkins, J. & Beckton, J, 2007: Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, 43-101

Sillitoe, R. McKee, E. Vila, T 1991: Reconnaissance K-Ar Geochronology of the Maricunga Gold-Silver Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1261-1270

Sillitoe, R. H., 1991: Gold Metallogeny of Chile an Introduction, Journal of Economic Geology, Vol. 86, 1991, pp. 1187-1205

Sillitoe, R. H., 1973: The tops and bottoms of porphyry copper deposits, Economic Geology, Vol. 68, pp 799 - 815.

Skewes, A., 1998: Thermometric Analysis of Fluid Inclusions in Samples from the Maricunga Belt, Chile, Internal Unpublished Newcrest Progress Report, Appendix 2

Toro, J.C., 1987: Proyecto Caspiche, Informe de Temporada, Internal Unpublished Anglo Report.

Toro, J.C., 1988: Proyecto Caspiche, Informe de Temporada, Internal Unpublished Anglo Report.

Toro, J.C., 1990: Proyecto Caspiche, Informe de Temporada, Internal Unpublished Anglo Report.

Vila, T., & Sillitoe, R., 1991: Gold-Rich Porphyry Systems in the Maricunga Belt, Northern Chile, Journal of Economic Geology, Vol. 86, pp. 1238-1260

Williams, D., 2006: Technical Report and Proposed Exploration for the Caspiche Property. Internal Unpublished Exeter Report, dated July 25th 2006.

Item 24: DATE AND SIGNATURE PAGE

The undersigned hereby sign off on this Technical Report, titled Caspiche Project, February 9, 2009 Technical Report, Region III, Chile.

Signed

Glen Van Kerkvoort, BSc Hon., RPGeo MAIG 9 February 2009

Justin Tolman, B.SC Hons. (Earth Science), MBA. MAusIMM, MSEG 9 February 2009

Jerry Perkins, B.Sc Hons. (Chem Eng.), CP, FAusIMM 9 February 2009